Filed Pursuant to Rule 424(b)(3)
Registration No. 333-139407

PROSPECTUS

FTI Consulting, Inc.

Offer to Exchange

$215,000,000 Aggregate Principal Amount of 7 3/4% Senior Notes due 2016

that have been registered under the Securities Act of 1933, as amended,

for any and all outstanding

$215,000,000 Aggregate Principal Amount of 7 3/4% Senior Notes due 2016

We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the “exchange offer”), to exchange up to $215,000,000 aggregate principal amount of our registered 7 3/4% Senior Notes due 2016, which we refer to as the exchange notes, in denominations of $2,000 in principal amount and integral multiples of $1,000 in excess thereof, for a like principal amount of our outstanding 7 3/4% Senior Notes due 2016, which we refer to as the old notes. We refer to the old notes and the exchange notes collectively as the notes. The terms of the exchange notes are substantially identical to the terms of the old notes in all material respects, except for the elimination of some transfer restrictions, registration rights and special provisions relating to the old notes.

We will accept for exchange any and all old notes validly tendered and not withdrawn prior to 5:00 pm., New York City time, on February 6, 2007 unless extended. We will not receive any proceeds from the exchange offer.

We have not applied, and do not intend to apply, for listing of the notes on any national securities exchange or automated quotation system.

You should carefully review the Risk Factors beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 3, 2007

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. Subject to our obligation to amend or supplement this prospectus as required by law and the rules of the Securities and Exchange Commission, the information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of these exchange notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for securities where those securities were acquired by this broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

i

ADDITIONAL INFORMATION

This prospectus is part of a registration statement on Form S-4 that we have filed with the Securities Exchange Commission, or SEC, under the Securities Act of 1933, as amended, or the Securities Act. This prospectus does not contain all of the information set forth in the registration statement. For further information about us and the exchange notes, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since this prospectus may not contain all of the information that you find important, you should review the full text of these documents. We have filed these documents as exhibits to our registration statement.

The registration statements (including exhibits and schedules thereto) and the annual, quarterly and special reports, proxy statements and other information we file with the SEC may be read and copied at the public reference facilities of the SEC, 100 F Street, N.E. Room 1580, Washington D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov or from our web site at www.fticonsulting.com. However, the information on our web site does not constitute a part of this prospectus.

You should rely only upon the information provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this document is accurate as of any date other than that on the front cover of this prospectus.

ii

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, compensation arrangements, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information and, in particular, may appear under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” When used in this prospectus, the words estimates, expects, anticipates, projects, plans, intends, believes, forecasts and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, management’s examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will result or be achieved.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in this prospectus, including under the heading “Risk Factors.” As stated elsewhere in this prospectus, such risks, uncertainties and other important factors relate to, among others:

•	retention of qualified professionals and senior management;

•	conflicts resulting in our inability to represent certain clients;

•	former employees joining competing businesses;

•	ability to manage utilization and pricing rates;

•	ability to integrate the operations of FD International (Holdings) Limited;

•	ability to adapt to operating in non-U.S. markets;

•	ability to replace senior managers and practice leaders who have highly specialized skills and experience;

•	ability to find suitable acquisition candidates or take advantage of opportunistic acquisition situations;

•	fluctuations in revenues, operating income and cash flows;

•	compliance with the Foreign Corrupt Practices Act;

•	damage to our reputation as a result of claims involving the quality of our services;

•	unexpected terminations of client engagements;

•	competition;

•	costs of integrating recent and any future acquisitions;

•	industry trends;

•	ability to manage growth;

•	changes in demand for our services;

•	non-payment of notes receivable; and

•	changes in our leverage.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements.

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances and do not intend to do so.

iii

PROSPECTUS SUMMARY

This summary contains select information about FTI Consulting, Inc. It likely does not contain all the information that is important to you. You should read the entire prospectus, including the consolidated financial statements and related notes thereto, before making an investment decision. Except in the context of historical financial data, or as otherwise indicated herein, or as the context may otherwise require, references to “FTI,” “we,” “us,” “our,” “Company” and similar terms refer to FTI Consulting, Inc., a Maryland corporation, and its subsidiaries after giving effect to the Transactions described in this prospectus. The term “FD” refers to FD International (Holdings) Limited and its subsidiaries. FTI, through its wholly owned subsidiary, acquired approximately 97% of the outstanding share capital of FD as of October 4, 2006. References to “pro forma” financials include the effects of the Transactions, defined below.

FTI Consulting, Inc. is a leading global consulting firm to organizations confronting the critical legal, financial and reputational issues that shape their futures. Our experienced teams of professionals, many of whom are widely recognized as experts in their respective fields, provide high-caliber consulting services to a broad range of clients. We believe clients retain us because of our recognized expertise and capabilities in highly specialized areas, as well as our reputation for satisfying clients’ needs. During 2005, we staffed large and complex assignments for our clients, which include 97 of the top 100 U.S. law firms, 9 of the 10 largest U.S. bank holding companies and 66 corporate clients in the Fortune 100.

Our professionals have experience providing testimony in many areas, including: fraud, damages, lost profits, valuation, anti-trust and anti-competition, accountant’s liability and malpractice, contract disputes, patent infringement, price fixing, purchase price disputes, solvency and insolvency, fraudulent conveyance, preferences, disclosure statements, trademark and copyright infringement and the financial impact of government regulations. We have strong capabilities in highly specialized industries, including telecommunications, healthcare, transportation, utilities, chemicals, energy, commercial and investment banking, pharmaceuticals, tobacco, retail and information technology. As of September 30, 2006, we had 1,162 revenue-generating professionals which increased to 1,557 as a result of the acquisition of FD. We currently have operations across 25 U.S. cities, as well as the U.K., Ireland, France, Russia, Australia, India, China, Hong Kong, Japan, Singapore, United Arab Emirates and South Africa.

As of October 4, 2006, we completed our acquisition of approximately 97% of the share capital of FD, a global strategic business and financial communications consulting firm headquartered in London. FD provides consulting services related to financial communications, brand communications, public affairs and issues management and strategy development. In the first quarter of 2007, we anticipate acquiring the remaining approximately 3% of share capital of FD that is outstanding. The total cost (including the cost of acquiring the approximately 3% of the share capital of FD that is outstanding) is anticipated to be approximately $260.6 million, including transaction costs. The total acquisition cost consists of approximately $225.8 million in cash, about 1.2 million shares of restricted common stock, loan notes payable to the certain sellers of FD shares in the aggregate principal amount of approximately $6.9 million, and deferred purchase obligations. Based in London, we believe FD is a world leading provider of strategic business and financial communications consulting services for major international corporations.

We operate through the five business segments listed below.

Forensic/Litigation Consulting

We are a leading provider of forensic/litigation consulting services in the U.S. This practice provides an extensive range of services to assist clients in all phases of litigation, including pre-filing, discovery, jury selection, trial preparation, expert testimony and other trial support services. Specifically, we help clients assess complex financial transactions, reconstruct events from incomplete and/or corrupt data, uncover vital evidence, identify potential claims and assist in the pursuit of financial recoveries and settlements. We also provide asset tracing and fraud investigation services. Our graphics services at trial and technology and electronic evidence experts assist clients in preparing for and presenting their cases in court. Through the use of proprietary information technology, we have demonstrated our ability to help control litigation costs, expedite the trial process and provide our clients with the ability to readily organize and access case-related data.

As of September 30, 2006, we had 389 revenue-generating professionals in our forensic/litigation consulting segment.

Corporate Finance/Restructuring Consulting

We believe we are the largest corporate finance/restructuring consulting practice in the U.S. Our corporate finance/restructuring practice provides turnaround, performance improvement, lending solutions, financial and operational restructuring, restructuring advisory, mergers and acquisitions, transaction advisory and interim management services. We analyze, recommend and implement strategic alternatives for our corporate finance/restructuring clients, offering services such as interim management in turnaround situations, rightsizing infrastructure, assessing long-term enterprise viability and business strategy consulting. We assist underperforming companies as they make decisions to improve their financial condition and operations. We lead and manage the financial aspects of in-court restructuring processes by offering services that include an assessment of the impact of a bankruptcy filing on the client’s financial condition and operations. We also assist our clients in planning for a smooth transition into and out of bankruptcy, facilitating the sale of assets and arranging debtor-in-possession financing. Through FTI Palladium Partners, we help financially distressed companies implement their plans by providing interim management teams.

As of September 30, 2006, we had 333 revenue-generating professionals in our corporate finance/restructuring practice.

Economic Consulting

We are a leading provider of economic consulting services in the U.S. and deliver sophisticated economic analysis and modeling of issues arising in mergers and acquisitions and other complex commercial and securities litigation. Our economic consultancy business segment includes the Lexecon and Compass practices, both highly respected brands in the economic consulting industry. Within our economic consulting practice, we provide our clients with analyses of complex economic issues for use in legal and regulatory proceedings, strategic decision-making and public policy debates. We are also in the business of advising on developing and implementing concrete strategies for driving revenue growth and profitability. Our statistical and economic experts help companies evaluate issues such as the economic impact of deregulation on a particular industry or the amount of commercial damages suffered by a business. We have deep industry experience in such areas as commercial and investment banking, telecommunications, energy, transportation, healthcare and pharmaceuticals. Our professionals regularly provide expert testimony on damages, rates and prices, valuations, merger effects, intellectual property disputes in antitrust cases, regulatory proceedings and valuations.

As of September 30, 2006, we had 202 revenue-generating professionals in our economic consulting segment.

Technology Practice

In January 2006, we announced the separation of our technology consulting business into a separate business segment. Previously, our technology business was combined with our forensic/litigation consulting segment. This segment consists of our electronic evidence and e-discovery practice group, the complex litigation data analysis practice group, the software development group and our application services provider and documents analytics business. Our repository services offer clients a secure extranet and web-hosting service for critical information. Previously, our technology practice was operated as part of our forensic/litigation consulting segment.

As of September 30, 2006, we had 238 revenue-generating professionals in our technology segment.

Strategic Communications Consulting (formerly FD)

We manage FD, which we acquired as of October 4, 2006, as our strategic communications consulting segment. Through this segment, we provide advice and consulting related to four practices comprising financial communications, brand communications, public affairs and issues management, and business consulting. FD has a leading position in its core service offerings and a successful track record. Distinct from other strategic communications consultancies, FD has developed a unique, integrated offering that incorporates a broad scope of services, diverse sector coverage and global reach. This allows FD to advise clients from almost every major business center in the world on strategic communications issues. In addition, FD has won numerous accolades in recent years, including the 2006 International Consultancy of the Year award from PRWeek, a leading trade publication for the public relations and communications industry. With the Acquisition of FD, we achieve an important strategic objective of further expanding internationally. FD brings 476 employees in Western Europe, the U.S., Asia, the Middle East and Russia and a roster of over 750 global clients many of which are leading bluechip companies. The acquisition of FD also contributes to our cross-border execution capabilities and establishes a stronger U.K. presence, in a region where, historically, our start-up expenses have been a burden to financial performance.

As of October 4, 2006, the strategic communications consulting segment currently has approximately 395 revenue-generating professionals.

Corporate Information

FTI Consulting, Inc. is a Maryland corporation. We are a publicly traded company with common stock listed on the New York Stock Exchange, or NYSE, under the symbol “FCN.”

Our executive offices are located at 500 East Pratt Street, Suite 1400, Baltimore, Maryland 21202. Our telephone number is (410) 951-4800. Our website is www.fticonsulting.com.

The Transactions

As of October 4, 2006, we completed our acquisition of approximately 97% of the share capital of FD, and all of the preferred finance securities of FD International 2 Limited through our wholly-owned subsidiary. In the first quarter of 2007, we expect to acquire the approximately 3% of FD share capital that is outstanding. The total cost (including the cost of acquiring the approximately 3% of the share capital of FD that is outstanding (collectively, the “Acquisition”)) is anticipated to be approximately $260.6 million, including transaction costs.

To finance the Acquisition, we issued $215.0 million of old notes and we amended and restated our previous senior secured credit facility to provide for borrowings of up to $150.0 million (the “amended and restated senior secured credit facility”), $40.0 million of which was borrowed on October 3, 2006 (the “Closing Date”). In addition, we issued approximately $6.9 million in aggregate principal amount of loan notes and approximately

1.1 million of restricted common stock valued at approximately $26.1 million to shareholders of FD as part of the purchase price for the FD shares acquired as of October 4, 2006. We also used $25.4 million of the cash proceeds to repay debt on behalf of FD. We anticipate paying additional cash consideration of approximately $5.1 million and issuing approximately 77,100 additional shares of restricted common stock in consideration for the remaining approximately 3% of FD share capital currently outstanding. The issuance of the old notes, the draw of $40.0 million under our amended and restated senior secured credit facility, the issuance of the loan notes and the issuance of our common stock as partial consideration of the FD shares are collectively referred to herein as the “Financing Transactions.”

The Financing Transactions described above, along with the Acquisition, are referred to in this prospectus, collectively, as the “Transactions.”

The Exchange Offer

The following is a brief summary of the terms of the exchange offer. For a more complete description of the terms of the exchange offer, see “The Exchange Offer” in this prospectus.

Background of the Old Notes

On October 3, 2006, we issued $215.0 million aggregate principal amount of our 7 3/4% Senior Notes due 2016, or the old notes, to Deutsche Bank Securities Inc. and Goldman, Sachs & Co., as the initial purchasers, in a transaction exempt from the registration requirements of the Securities Act. The initial purchasers then sold the old notes to qualified institutional buyers in reliance on Rule 144A and to persons outside the United States in reliance on Regulation S under the Securities Act. Because the old notes have been sold in reliance on exemptions from registration, the old notes are subject to transfer restrictions. In connection with the issuance of the old notes, we entered into a registration rights agreement with the initial purchasers in which we agreed to deliver to you this prospectus and to use our commercially reasonable efforts to complete the exchange offer or to file and cause to become effective a registration statement covering the resale of the old notes.

The Exchange Offer

We are offering to issue up to $215.0 million aggregate principal amount of 7 3/4% Senior Notes due 2016, or the exchange notes, in exchange for an identical aggregate principal amount of old notes. Old notes may be exchanged only in denominations of $2,000 in principal amount and integral multiples of $1,000 in excess thereof. The terms of the exchange notes are identical in all material respects to the terms of the old notes, except that the exchange notes have been registered under the Securities Act and do not contain transfer restrictions, registration rights or additional interest provisions. We will issue and deliver the exchange notes as promptly as practicable after the expiration of the exchange offer.

Resale of Exchange Notes

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the conditions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, if:

•	you, or the person or entity receiving the exchange notes, acquires the exchange notes in the ordinary course of business;

•	neither you nor any such person or entity receiving the exchange notes is engaging in or intends to engage in a distribution of the exchange notes within the meaning of the federal securities laws;

•	neither you nor any such person or entity receiving the exchange notes has an arrangement or understanding with any person or entity to participate in any distribution of the exchange notes; and

•	neither you nor any such person or entity receiving the exchange notes is an “affiliate” of FTI Consulting, Inc., as that term is defined in Rule 405 under the Securities Act.

Each broker-dealer that is issued exchange notes in the exchange offer for its own account in exchange for old notes acquired by the broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes issued in the exchange offer. See “Plan of Distribution.” We have not submitted a no-action letter to the SEC and there can be no assurance that the SEC would make a similar determination with respect to this exchange offer. If you do not meet the conditions described above, you may incur liability under the Securities Act if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act. We do not assume or indemnify you against that liability.

Expiration Date	5:00 p.m., New York City time, on February 6, 2007, unless, in our sole discretion, we extend the exchange offer.

Withdrawal Rights	You may withdraw old notes at any time before 5:00 p.m., New York City time, on the Expiration Date. See “The Exchange Offer—Withdrawal Rights.”

Conditions to the Exchange Offer

The exchange offer is subject to certain customary conditions, including our determination that the exchange offer does not violate any law, statute, rule, regulation or interpretation by the staff of the SEC or any regulatory authority or other foreign, federal, state or local government agency or court of competent jurisdiction, some of which may be waived by us. See “The Exchange Offer—Conditions to the Exchange Offer.”

Consequences of Failure to Exchange

Old notes that are not tendered, or that are tendered but not accepted, will be subject to their existing transfer restrictions. We will have no further obligation, except under limited circumstances, to provide for registration under the Securities Act of the old notes. See “The Exchange Offer—Purpose and Effect.”

Material U.S. Federal Income Tax Consequences

The exchange of old notes for exchange notes by tendering holders should not be a taxable exchange for federal income tax purposes, and such holders should not recognize any taxable gain or loss or any interest income for federal income tax purposes as a result of such exchange. This does not constitute tax advice, and we encourage you to consult with your own tax and legal advisors. See “Certain United States Federal Income Tax Considerations.”

Exchange Agent	Wilmington Trust Company is serving as exchange agent in connection with the exchange offer.

The Exchange Notes

Issuer	FTI Consulting, Inc.

Securities Offered	$215.0 million principal amount of 7 3/4% Senior Notes due 2016.

Maturity Date	October 1, 2016.

Interest Rate	The exchange notes will accrue interest at the rate of 7 3/4% per annum, payable semiannually on April 1and October 1, commencing on April 1, 2007.

Ranking

The exchange notes will be our unsecured senior obligations. The exchange notes will rank pari passu in right of payment with all of our existing and future senior indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness. The exchange notes will be effectively subordinated to all of our existing and future secured indebtedness (including obligations under our amended and restated senior secured credit facility), to the extent of the assets securing such debt, and be structurally subordinated to all obligations of each of our subsidiaries that is not a guarantor of the exchange notes. As of September 30, 2006, after giving effect to the Transactions, we had $100.4 million of revolving availability under our amended and restated senior secured credit facility, all borrowings under which will constitute senior secured indebtedness.

Guarantees	Substantially all of our existing and future domestic subsidiaries will guarantee the exchange notes on a senior unsecured basis.

Optional Redemption

We may redeem some or all of the exchange notes at any time prior to October 1, 2011, at a price equal to 100% of the principal amount of the exchange notes redeemed plus accrued and unpaid interest to the redemption date and a “make-whole premium,” as described in the “Description of Exchange Notes.” On or after October 1, 2011, we may redeem some or all of the exchange notes at the redemption prices set forth under “Description of Exchange Notes—Optional Redemption.” At any time before October 1, 2009, we may redeem up to 35% of the exchange notes at a redemption price of 107.750% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption with the proceeds of certain equity offerings.

Change of Control

In the event of a change of control, as described under “Description of Exchange Notes—Repurchase at the Option of Holders—Change of Control,” holders of the exchange notes may require us to purchase all or part of the exchange notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. If a change in control occurs, we must give holders of the exchange notes the opportunity to sell us their exchange notes at 101% of their face amount, plus accrued and unpaid interest.

We might not be able to pay you the required price for exchange notes you present to us at the time of a change of control, because:

•	we might not have enough funds at that time; or

•	the terms of our senior debt may prevent us from paying.

Restrictive Covenants	The indenture governing the exchange notes contains certain covenants that, among other things, limit our ability and that of our subsidiaries to:

•	incur additional indebtedness, issue preferred stock or enter into sale and leaseback transactions;

•	pay dividends or make other distributions in respect of our capital stock or to make other restricted payments;

•	issue stock of subsidiaries;

•	make certain investments;

•	create certain liens on our assets to secure debt;

•	enter into certain transactions with affiliates;

•	transfer or sell assets; or

•	enter into certain mergers and consolidations.

In addition, under certain circumstances, we will be required to offer to purchase the exchange notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase, with the proceeds of certain asset sales. See “Description of Exchange Notes—Repurchase at the Option of Holders—Asset Sales.”

These covenants are subject to a number of important limitations, exceptions and qualifications that are described under “Description of Exchange Notes—Certain Covenants.”

Use of Proceeds	We will not receive any proceeds upon the completion of the exchange offer.

Risk Factors	See “Risk Factors” and other information in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in the exchange notes.

Summary Consolidated Financial Data and Other Operating Information

We have derived the following summary historical consolidated income statement, cash flow and other financial data for the years ended December 31, 2003, 2004 and 2005 from our consolidated financial statements, which have been audited by Ernst & Young LLP, an independent registered public accounting firm. We derived the summary historical consolidated income statement, cash flow and other financial data for the nine months ended September 30, 2005 and 2006 and the summary consolidated balance sheet data as of September 30, 2006 from our unaudited consolidated financial statements. We prepared the summary unaudited interim financial data on a basis consistent with the audited consolidated financial statements as of and for the year ended December 31, 2005 except that as of January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payments.” As a result, we began to recognize expense associated with all share-based awards based on the grant-date fair value of the awards. In management’s opinion, the unaudited interim consolidated financial data reflects all adjustments that are necessary for a fair presentation of the results for the interim periods presented. All adjustments made were normal and recurring accruals. You should not expect the results of operations for the interim periods to necessarily be an indication of the results for a full year or any future period. You should read the following data in conjunction with “Selected Financial Data,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

We have prepared the following summary unaudited pro forma consolidated income statement data for the year ended December 31, 2005 and for the nine months ended September 30, 2006 giving effect to the Transactions, and as if they had occurred on January 1, 2005. The as adjusted consolidated balance sheet data reflects the Transactions as if they had occurred on September 30, 2006.

The unaudited pro forma consolidated financial statements have been derived by the application of pro forma adjustments to our historical consolidated financial statements for the year ended December 31, 2005 and the nine-months ended September 30, 2006. The unaudited pro forma adjustments are based on estimates, available information and certain assumptions that we believe are reasonable and may be revised as additional information becomes available.

We have presented the unaudited pro forma financial data for informational purposes only. You should not consider the pro forma consolidated income statement and balance sheet data to be indicative of what the actual results would have been had the transactions described above been completed on the dates indicated nor should you expect the pro forma results to be an indication of the results of operations or financial condition as of any future date or for any future period. You should read the following data in conjunction with “Selected Financial Data,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Ratio of Earnings to Fixed Charges. For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations, before income taxes plus fixed charges. Fixed charges consist of:

•	interest on all indebtedness and amortization of deferred financing costs; and

•	the portion of rental expense that we believe is representative of interest.

	Year Ended December 31,						Nine Months Ended September 30,				Pro Forma
											Year Ended December 31, 2005		Nine Months Ended September 30, 2006
	2003		2004		2005		2005		2006
	(dollars in thousands, except per share and average billable rate data)
							(unaudited)				(unaudited)
INCOME STATEMENT DATA:
Revenues	$375,695		$427,005		$539,545		$373,720		$491,092		$632,793		$583,968
Direct cost of revenues	176,429		234,970		291,592		202,878		276,896		346,630		327,781
Selling, general and administrative expense	78,701		106,730		127,727		90,030		121,547		150,391		143,372
Special charges(1)	3,060		—		—		—		22,972		—		22,972
Amortization of other intangible assets	3,680		6,836		6,534		4,309		8,310		12,477		11,995

Operating income	113,825		78,469		113,692		76,503		61,367		123,295		77,848
Interest and other expenses, net	(4,196)		(6,086)		(14,876)		(9,879)		(16,105)		(35,442)		(30,709)
Litigation settlement gains (losses), net	—		1,672		(1,629)		(991)		419		(1,629)		419

Income from continuing operations before income tax provision	109,629		74,055		97,187		65,633		45,681		86,224		47,558
Income tax provision	44,838		31,177		40,819		27,566		21,013		36,215		21,876

Income from continuing operations	64,791		42,878		56,368		38,067		24,668		50,009		25,682
Loss from discontinued operations	(5,322)		—		—		—		—		—		—

Net income	$59,469		$42,878		$56,368		$38,067		$24,668		$50,009		$25,682

Earnings per common share—net income
Basic	$1.45		$1.02		$1.38		$0.91		$0.63		$1.19		$0.63

Diluted	$1.41		$1.01		$1.35		$0.90		$0.61		$1.16		$0.62

Weighted average number of common shares outstanding
Basic	40,925		42,099		40,947		41,760		39,338		42,149		40,540
Diluted	42,046		42,512		41,787		42,404		40,112		42,989		41,314

CASH FLOW DATA:
Net cash provided by (used in) operating activities	$100,177		$58,443		$99,379		$43,503		$(30,903)
Net cash used in investing activities	(231,741)		(13,693)		(64,858)		(57,658)		(83,312)
Net cash provided by (used in) financing activities	127,423		(24,811)		93,158		103,708		(16,677)
OTHER FINANCIAL DATA:
Capital expenditures	10,612		11,939		17,827		12,077		13,803
CREDIT STATISTICS:
Ratio of earnings to fixed charges	14.3	x	8.3	x	5.9	x	6.1	x	3.1	x	3.1	x	2.2	x

	September 30, 2006
	Actual	As adjusted
	(in thousands) (unaudited)
BALANCE SHEET DATA
Cash and cash equivalents	$22,491	$42,513
Working capital	144,487	165,758
Total assets	1,030,877	1,345,607
Long-term debt, including current portion and fair value hedge adjustment of $1,982	348,403	610,277
Stockholders’ equity	511,531	539,431

(1)	Reflects a charge relating to the restructuring of our U.K. corporate finance/restructuring operations and consolidation of non-core practices in the United States primarily through reductions in workforce. See note 7 to our unaudited condensed financial statements included elsewhere in this prospectus.

RISK FACTORS

In addition to the risks below, other risks and uncertainties not known to us or that we deem to be immaterial may also materially adversely affect our business operations. All of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, you could lose all of or a part of your original investment. You should carefully consider the risks described below as well as other information and data included in this prospectus before making an investment decision with respect to the exchange notes.

Risks Related to Our Business

Our failure to retain qualified professionals or hire additional qualified professionals would have a negative effect on our future growth and financial performance as well as on client engagements, services and relationships.

Our business involves the delivery of professional forensic/litigation, corporate finance/restructuring, economic consulting, technology services and strategic communications consulting services. In the consulting business, professional acumen, trust and relationships are critical elements of a company’s ability to deliver high quality professional services. Our professionals have highly specialized skills. They also develop strong bonds with the clients they service. Our continued success depends upon our ability to attract and retain our staff of professionals who have expertise, reputations and client relationships critical to maintaining and developing our business. We face intense competition in recruiting and retaining highly qualified professionals that we must employ to continue our service offerings. As of September 30, 2006, our employment arrangements with our senior managing directors range from at will employment arrangements that include restrictions on post-employment competition and solicitation of our clients and employees to long-term written employment agreements. Currently, expirations of employment agreements are concentrated in years 2008 and 2009 because of the timing of our acquisitions and our 2004 initiative to enter into written agreements with our senior professionals. In addition, there is a concentration of expirations in year 2011 and we expect there will be in 2012 because of our current initiative to renegotiate long term employment arrangements with certain senior managing directors who have been designated as participants in our senior managing director incentive compensation program (“SMD compensation program”) that is discussed below. We monitor these expirations carefully to commence dialogues with professionals regarding their employment well in advance of the actual contract expiration dates. Our goal is to renew employment agreements when advisable and to stagger the expirations of the agreements if possible. Because of the high concentration of contract expirations in certain years, we may experience high turnover or other adverse consequences, such as higher costs, loss of clients and engagements, or difficulty staffing engagements, if we are unable to renegotiate employment arrangements or the costs of retaining qualified professionals become higher. We cannot assure you that we will be able to attract and retain enough qualified professionals to maintain or expand our business. Moreover, competition has been increasing our costs of retaining or hiring qualified professionals, a trend which could harm our operating margins and results of operations.

In 2006, we began to renegotiate new long-term employment agreements with certain key senior managing directors. In connection with those discussions, we offered certain designated senior managing directors the opportunity to participate in all or a portion of the benefits under our SMD compensation program that includes cash, in the form of an unsecured general recourse forgivable loan, and significant additional payments upon the execution and during the term of such employment agreement in the form of stock options and restricted stock awards or, alternatively, cash equivalents if we do not have adequate equity securities available under stockholder approved equity plans. Most of the new employment agreements entered into in 2006 with senior managing directors in our corporate finance/restructuring segment who are participating in this program will expire in 2011, which means that we could face similar retention issues at the end of the terms of those agreements. In an effort to reduce this risk, we have included a renewal provision in most of the new employment agreements providing that the agreements will renew for one year from year to year beginning at the end of their initial terms unless either party provides written notice of non-renewal to the other party at least ninety (90) days prior to the date of the expiration of the initial term or any extended term. Starting in 2007, we intend to extend the SMD compensation program to participants in certain of our other practice segments, which could result in a concentration of employment agreements expiring in 2012. While we hope that we enter into new long-term employment agreements with a significant number of those senior managing directors, we have not yet done so and there is no assurance we will do so in the future. The aggregate principal amount of all loans made to senior managing directors during 2006 could approximate $50.0 million, of which some or all of the principal amount and accrued interest could be forgivable by us upon the passage of time, while complying with contractual requirements, or certain other events, such as death or disability or termination by us without cause or by the employee with good reason. All or a portion of the loans extended to employees, including senior managing directors will be repayable in certain events, such as termination by us for cause or by employee without good reason prior to the applicable forgiveness date. The loans are unsecured and there is no assurance that a recipient of a loan will repay it when due. The equity awards to such senior managing directors participating in the SMD compensation program are significant.

Our clients may preclude us from representing multiple clients in connection with the same engagement or competitive matter; our other practices may be precluded from accepting engagements from clients with respect to the same or competitive matter for which another practice has been engaged to provide services and required to forego potential business prospects in order to win engagements, which could harm our revenues, results of operations and client relationships and engagements.

We follow internal practices to assess real and potential issues in the relationships between and among our clients, engagements, practices and professionals. For example, we generally will not represent parties adverse to each other in the same matter. Under bankruptcy rules, we generally may not represent both a debtor and its creditors in the same proceeding. Under federal bankruptcy laws, we are required to notify the U.S. Trustee of real or potential conflicts. The U.S. Trustee could find that we no longer meet the disinterestedness standard because of real or potential changes in our status as a disinterested party, and order us to resign. In preference actions under bankruptcy law, we could be required to disgorge fees. Acquisitions may result in us resigning from a current client engagement because of relationship issues that are not currently identifiable. In addition, businesses that we acquire may not be free to accept engagements they could have accepted prior to our acquiring them because of relationship issues. Our inability to accept engagements from clients or prospective clients, represent multiple clients in connection with the same or competitive engagements, and any requirement that we resign from client engagements may negatively impact our revenues, revenue growth and results of operations.

If our former professionals go into business in competition with us or join our competitors, our client engagements and relationships could decline, financial performance and growth could slow or decline, and employee morale could suffer, and we may not have legal recourse.

Typically, our professionals have a close relationship with the clients they serve, not only based on their expertise but also on bonds of personal trust and confidence. Although our clients generally contract for services with us as a company, and not with individual professionals, in the event that professionals leave, such clients would not be prohibited from hiring those professionals to perform future engagements. Clients could also decide to transfer active engagements to professionals who leave. The engagement letters that we typically enter into with clients do not obligate them to continue to use our services. Typically, our engagement letters permit clients to terminate our services at any time. Furthermore, while in some cases, the termination of an ongoing engagement by a client could constitute a breach of the client’s contract with us, we could decide that preserving the overall client relationship is more important than seeking damages for the breach, and for that or other reasons that are not currently identifiable, decide not to pursue any legal remedies that might be available to us. We would make the determination whether to pursue any legal actions against a client on a case-by-case basis.

Substantially all of our written employment arrangements with our senior managing directors include non-competition and non-solicitation arrangements. These non-competition agreements have generally been drafted to comply with state “reasonableness” standards. However, states generally interpret non-competition clauses narrowly. Therefore, a state may hold certain restrictions on competition to be unenforceable. In the case of employees outside of the U.S., the non-competition provisions have been drafted to comply with applicable foreign law. In the event an employee departs, we will consider any legal remedies we may have against such professional on a case-by-case basis. However, we may decide that preserving cooperation and a professional relationship, or other concerns, outweigh the benefits of any possible legal recovery. Therefore, we may determine not to pursue legal action, even if available.

In the first quarter of 2004, we experienced the unanticipated departures of about 60 professionals in our former FTI/Policano & Manzo restructuring practice. We have strived to build relationships and reassure our professionals and clients of our interest in them and our ability to provide services comparable to those provided by the departing professionals. Those departures had a negative impact on our financial results for 2004. In the fourth quarter of 2004, we entered into a monetary settlement of arbitration proceedings brought against those former employees and the company they formed to compete with us.

Our profitability could suffer if we are not able to manage utilization and pricing rates of our professional staff.

We calculate the utilization rate for our professional staff by dividing the number of hours that our professionals worked on client assignments during a period by the total available working hours for our professionals, assuming a 40-hour work week and a 52-week year. Available working hours include vacation and professional training days, but exclude holidays. The hourly rates we charge our clients for our services and the number of hours our professionals are able to charge our clients for our services are affected by the level of expertise and experience of the professionals working on a particular engagement and, to a lesser extent, the pricing and staffing policies of our competitors. If we fail to manage our utilization rates for our professionals or maintain or increase the hourly rates we charge our clients for our services, we may experience adverse consequences, such as non-revenue-generating professionals, the loss of clients and engagements and the inability to appropriately staff engagements and our profitability will suffer. As we diversify our business offerings and contracting arrangements, utilization is becoming a less meaningful measure of productivity and profitability.

Utilization of our professionals is affected by a number of factors, some of which are within our control, including general economic conditions, the number, size and timing of client engagements, our ability to forecast demand for our services and maintain an appropriate level of professionals, ability to utilize professionals across business segments, acquisitions and the hiring of new professionals and staff vacations. Utilization in our corporate finance/restructuring practice has declined since 2005 due to a decrease in the number and size of its bankruptcy cases and decline in demand for certain of its services resulting from the strengthening of the economy, the availability of credit, low interest rates, fewer mergers and acquisitions and fewer large bankruptcy proceedings. Other factors contributing to the decline in utilization rates in that segment included upfront hiring for expansion into the U.K. without an associated book of business. Utilization within our economic consulting segment in 2006 was also adversely affected by recent acquisition activity.

We may have difficulty integrating the operations of FD. Should we fail to integrate FD’s operations, our results of operations and profitability could be negatively impacted.

As of October 4, 2006, we acquired FD. FD is a corporation organized under the laws of England and Wales and it has subsidiaries organized under the laws of other non-U.S. jurisdictions as well as the U.S. We may not be successful in integrating the operations of FD and the combined company may not perform as we expect. Some of the integration challenges we face include differences in corporate culture and management styles, additional or conflicting governmental regulations, preparation of the FD operations for compliance with the Sarbanes-Oxley Act of 2002, financial reporting that is not in compliance with U.S. generally accepted accounting principles, or U.S. GAAP, disparate company policies and practices, client relationship issues and retention of key FD officers and personnel. In addition, management may be required to devote a considerable amount of time to the integration process, which could decrease the amount of time they have to manage FTI. We cannot assure you that we will successfully or cost-effectively integrate FD’s operations. The failure to do so could have a negative effect on results of operations or profitability. The process of integrating operations could cause some interruption of, or the loss of momentum in, the activities of one or more of our or FD’s businesses.

FD represents a strategically aligned, but different line of business that we do not have experience in operating.

While we believe that FD is strategically aligned with our current line of business, the success factors for effectively competing for and executing strategic communications consulting engagements are different than those required for our other businesses. FD’s professionals have different backgrounds and skill sets. Strategic communications solutions may be more creative than our other services, thereby making an objective assessment of quality of service challenging and different from most of our service offerings. We may have greater challenges in assisting or arbitrating in difficult client matters. In addition, FD, outside of the U.S., does not manage its business or bill its clients based on hours and rates like FTI, but rather runs on the basis of teams that have revenue and profitability objectives, and a substantial portion of FD’s revenues are generated through retainers. We may have difficulty identifying emerging problems or opportunities due to this different model, which could negatively impact our business prospects and results of operations.

FD’s operations are international in scope, with the majority of its revenues and operations coming from markets where we have little, if any, direct experience.

FD’s principal business operations are in London, with offices in more than ten other countries, including locations with substantially different laws and customs. The nature of these international operations may cause us to have difficulties with employees and clients as their law, language, politics, religion, work practices and values may differ from the norms we experience in our existing practices and geography. We may not have existing relationships with many of FD’s clients, we may not have relationships with other international prospects for FD and we may not have “brand” recognition for FTI in non U.S. markets. We will also be exposed to different economic risks and cycles, as well as different governments and political systems which may be unstable. In addition, a significant portion of FD’s revenues are denominated in currencies other than the U.S. dollar, which could result in us having significant exposure to currency fluctuations in the British pound, the Euro and to a lesser extent other currencies. If we are not able to quickly adapt to this new market, our business prospects and results of operations could be negatively impacted.

We rely heavily on our senior management team and practice leaders for the success of our business.

We rely heavily on our senior management team and practice leaders to manage our practices. Given the highly specialized nature of our services and the scale of our operations, these people must have a thorough understanding of our service offerings as well as the skills and experience necessary to manage a large organization. If one or more members of our senior management team or our practice leaders leave and we cannot replace them with a suitable candidate quickly, we could experience difficulty in managing our business properly, and this could harm our business prospects, client relationships, employee morale and results of operations.

Any claims involving the quality of our services could harm our overall professional reputation, which could harm our ability to compete for new business opportunities, retain and attract clients and engagements, and hire and retain qualified professionals.

Many of our engagements involve complex analysis and the exercise of professional judgment. Therefore, we are subject to the risk of professional liability. Often, our engagements involve matters that, if resolved unfavorably, may result in a severe impact on the client’s business, cause the client a substantial monetary loss or prevent the client from pursuing business opportunities. Since our ability to attract new clients and generate engagements depends upon our ability to maintain a high degree of client satisfaction as well as our reputation among industry professionals, any claims against us involving the quality of our services may be more damaging than similar claims against businesses in other industries.

We do not generally indemnify our clients; however, in certain cases, such as with clients who are governmental agencies or authorities, we may agree to indemnify them and their affiliates against third party liabilities. Indemnification provisions are negotiated on a contract-by-contract basis and in some cases may be reciprocal or may be coupled with limitations on the amount and type of damages that can be recovered.

Any claim by a client or a third party against us could expose us to professional or other liabilities in excess of our insurance limits. We maintain a limited amount of liability insurance. The damages and/or expenses resulting from any successful claims against us, for indemnity or otherwise, in excess of our insurance limits would have to be borne directly by us and could seriously harm our profitability, financial resources and reputation.

Our clients may terminate our engagements with little or no notice, which may cause us to experience unexpected declines in our profitability and utilization.

Much of our business involves large client engagements that we staff with a substantial number of professionals. The engagement letters that we typically enter into with clients do not obligate them to continue to use our services. Typically, our engagement letters permit clients to terminate our services at any time. If our clients unexpectedly cancel engagements with us or curtail the scope of our engagements, we may be unable to replace the lost revenues from those engagements, quickly eliminate costs associated with those engagements, or quickly find other engagements to utilize our professionals. Any decrease in revenues without a corresponding reduction in our costs will likely harm our profitability.

We face intense competition in our business. If we fail to compete effectively, we may miss new business opportunities or lose existing clients and our revenues and profitability may decline. Parties from whom we acquire assets may reenter the marketplace to compete with us in the future.

The market for our consulting services is highly competitive. Our competitors range from large organizations, such as the national accounting firms and the large management consulting companies that offer a broad range of consulting services, to small firms and independent contractors that provide one specialized service. Some of our competitors have significantly more financial resources, larger professional staffs and greater brand recognition than we do. Since our business depends in a large part on professional relationships, our business has low barriers of entry for professionals wanting to start their own firms. In addition, it is relatively easy for professionals to change employers. We cannot assure you that we will continue to compete successfully for new business opportunities or retain our existing clients or professional employees.

In connection with our acquisitions, we generally obtain non-solicitation agreements from the professionals we hire as well as non-competition agreements from senior managers and professionals. In some cases we enter into non-competition or non-solicitation arrangements generally with sellers. We cannot assure you that any one or more of the parties from whom we acquire assets or a business who do not join us, or persons who join us upon expiration or breach of their agreements not to compete or solicit, will not compete with us in the future. Also, the duration of those agreements are limited ranging from three to eight years after the acquisition date. Certain activities may be carved out of or otherwise may not be prohibited by those arrangements. Also, in some cases we may agree to restraints on our ability to compete with the sellers of those businesses with respect to certain practice areas or locations. Competition may harm our expected revenue growth and results of operations and cause the actual profitability of a business to differ materially from our expectations and the expectations of the investing public.

We may have difficulty integrating our acquisitions, or convincing clients to allow assignment of their engagements to us, with a consequent detrimental effect on our financial results.

The process of integrating our future acquisitions into our existing operations may result in unforeseen operating difficulties and may require significant financial, operational and managerial resources that would otherwise be available for the operation, development and expansion of our existing business. To the extent that we have miscalculated our ability to integrate and properly manage any or all of our acquisitions, we may have difficulty in achieving our operating and strategic objectives.

A substantial amount of our growth has been due to acquisitions. During 2003, we completed three significant acquisitions: Lexecon, the former dispute advisory business of KPMG LLP and Ten Eyck, all of which occurred in the fourth quarter. As of February 28, 2005, we acquired substantially all of the assets and assumed certain liabilities of the Ringtail group. Ringtail is a leading developer of litigation support and knowledge management technologies for law firms. As of May 31, 2005, we acquired substantially all of the assets and assumed certain liabilities of Cambio from certain of the individual owners of Cambio Partners, the direct parent of Cambio, and certain of its investors. Cambio is a leading provider of change management solutions for hospital and health systems. As of January 6, 2006, we completed our acquisition of Competition Policy Associates, Inc., which we refer to as Compass. Compass is one of the top competition economics consulting firms in the world, with offices in Washington, D.C. and San Francisco. Compass provides services that involve sophisticated economic analysis in the context of antitrust disputes, mergers and acquisitions, regulatory and policy debates, and general commercial litigation across a broad range of industries in the United States, Europe and the Pacific Rim. As of July 1, 2006, we completed our acquisition of International Risk Limited. International Risk provides comprehensive business risk solutions including investigative due diligence services, fraud and corporate investigations, business intelligence, brand protection and intellectual property strategies, political risk assessments and crisis containment services. All of these acquisitions have been substantially integrated with FTI. As of September 20, 2006, we acquired assets of Bower Brower, Kriz & Stynchcomb, LLC, or BKS, a company in the business of construction consulting, that we intend to integrate with our forensic/litigation consulting practice group. As of October 4, 2006, we acquired substantially all of the share capital of FD. FD, based in London, is one of the world’s largest business and financial communications consultancies and provides a comprehensive range of solutions critical to today’s corporate boardroom. As of October 5, 2006, we acquired the share capital of G3 Consulting Limited, or G3. G3 delivers technology and business consulting to U.K. clients facing corporate litigation, electronic disclosure and public inquiries. For the past six years G3 has served as the primary direct U.K. supplier of FTI’s Ringtail Legal products and associated Application Service Provider (ASP). We intend to integrate G3 with our technology practice group. We also have made smaller acquisitions over these same periods.

Some of the integration challenges we face include differences in corporate cultures and management styles, additional or conflicting government regulation, disparate company polices and practices and client conflict issues. All of our acquisitions in 2003, our Ringtail and Cambio acquisitions in 2005 and our BKS acquisition and a portion of our Compass acquisition were structured as asset transactions. Asset transactions generally necessitate receipt of third party consents to assign client engagements. All clients might not affirmatively consent to an assignment. In addition, in some cases there are no written client contracts memorializing an engagement. Such engagements will only continue at the pleasure of those clients. In certain cases, such as government contracts and bankruptcy engagements, the consents of clients cannot be solicited until after the acquisition has closed. Further, such contracts may be subject to security clearance requirements or bidding provisions with which we might not be able to comply. There is no assurance that local, state and federal governments will agree to novate their contracts to us. In addition, in an engagement that involves a bankruptcy case, we must make a filing with the applicable U.S. Trustee, at which time such U.S. Trustee may find that we are no longer disinterested. In connection with such bankruptcy cases, we may be required to resign and to refund fees collected in connection with those engagements. We could be responsible for returning fees even if they were not paid to us, but rather to the company from whom we acquired the business. In some cases, we may not have legal recourse to demand that the seller of the business reimburse us. FD and G3 are headquartered in the U.K., and FD operates globally. In addition to the integration challenges mentioned above, these acquisitions offer unique integration challenges relating to non-U.S. GAAP financial reporting, foreign laws and governmental regulations, and other factors some of which have been discussed above in the discussion regarding the difficulties we may face integrating the operations of FD. If we fail to integrate their operations, our results of operations and profitability could be negatively impacted. See “—We may have difficulty integrating the operations of FD International (Holdings) Limited, or FD.”

Our corporate finance/restructuring practice has an increased risk of fee non-payment.

Many of our clients have engaged us because they are experiencing financial distress. We recognize that these clients may not have sufficient funds to continue operations or to pay for our services. We typically do not receive retainers before we begin performing services on a client’s behalf in connection with a significant amount of our corporate finance/restructuring business. In the cases that we have received retainers, we cannot assure you that the retainers will adequately cover our fees for the services we perform on behalf of these clients. We are not always able to obtain retainers from clients in bankruptcy as the bankruptcy court must approve our retainers for those clients. Even if a bankruptcy court approves our retainer or engagement, a bankruptcy court has the discretion to require us to return all, or a portion of, our fees. Therefore, we face the risk of non-payment, which can result in write-offs. More write-offs than we expect in any period would have a negative impact on our results of operations.

If the size, complexity and number of debt defaults, bankruptcy or restructuring actions or other factors affecting demand for our corporate finance/restructuring services declines, or if economic conditions beyond our control result in a reduced demand for our corporate finance/restructuring, forensic/litigation, economic, technology, strategic communications consulting and other services, our revenues and profitability could suffer.

Our corporate finance/restructuring practice provides various restructuring and restructuring-related services to companies in financial distress or their creditors or other stakeholders. A number of factors outside of our control affect demand for our services. These include:

•	the availability and level of lending activity, interest rates and over-leveraging of companies;

•	over-expansion by various businesses;

•	merger and acquisition activity;

•	management problems;

•	governmental regulations; and

•	other general economic factors resulting in the decline in the economy in the U.S.

Notwithstanding increases in debt, we have also seen a decline of the mega-bankruptcy cases, resulting in a greater portion of our business being comprised of engagements relating to bankruptcy and restructuring matters involving mid-size companies, primarily as a result of general economic conditions, including the strengthening of the economy, the availability of credit and low interest rates. In our experience, mid-size bankruptcy and restructuring engagements are more susceptible to cyclical factors such as holidays and vacations. The shift to mid-size engagements could result in lower utilization, especially during the third and fourth quarters of any year due to these factors. Declines in demand for our restructuring, turnaround and bankruptcy services as well as smaller engagements could result in lower revenues and decrease our overall profitability. Our other practice groups, including forensic/litigation, economic consulting, technology and strategic communications consulting services, also are driven by crisis situations that affect companies but which are outside of our control. We are not able to predict the effect future events or changes to the U.S. or global business environment could have on our operations. Changes to any of the factors described above as well as other events, including by way of example, tort reform, changes to laws and regulations, including recent changes to the bankruptcy code, decline in government enforcement, and alternative dispute resolution practices, or a decline in litigation, and declines in monetary damages or remedies that are sought, may have an adverse effect on one or more of our businesses.

If we fail to find suitable acquisition candidates, or if we are unable to take advantage of opportunistic acquisition situations, our ability to expand may be curtailed.

The number of suitable acquisition candidates may decline if the competition for acquisition candidates increases or the cost of acquiring acquisition candidates becomes too expensive. As a result, we may be unable to make acquisitions or be forced to pay more or agree to less advantageous acquisition terms for the companies that we are able to acquire. Alternatively, at the time an acquisition opportunity presents itself, internal and external pressures (including, but not limited to, borrowing capacity under our amended and restated senior secured credit facility or the availability of alternative financing), may cause us to be unable to pursue or complete an acquisition. Our ability to grow our business, particularly through acquisitions, may depend on our ability to raise capital by selling equity or debt securities or obtaining additional debt financing. We cannot assure you, however, that we will be able to obtain financing when we need it or on terms acceptable to us. In any case, we may be unable to grow our business or expand our service offerings as quickly as we have in the past and our profitability may decline.

We may not manage our growth effectively, and our profitability may suffer.

We have experienced rapid growth in recent years. This rapid expansion of our business may strain our management team, human resources and information systems. We cannot assure you that we can successfully manage the integration of any businesses we may acquire or that they will result in the financial, operational and other benefits that we anticipate. To manage our growth successfully, we may need to add qualified managers and employees and periodically update our operating, financial and other systems, as well as our internal procedures and controls. We also must effectively motivate, train and manage a larger professional staff. Such expansion may result in significant expenditures. If we fail to add qualified managers and employees or manage our growth effectively, our business, results of operations and financial condition may be harmed.

Our revenues, operating income and cash flows are likely to fluctuate.

We have experienced fluctuating revenues, operating income and cash flows and expect that this will occur from time to time in the future. We experience fluctuations in our annual or quarterly revenues and operating income because of the timing of our client assignments, utilization of our revenue-generating professionals, the types of assignments we are working on at different times, new hiring, acquisitions and decreased productivity because of vacations taken by our professionals. This means our profitability will likely decline if we experience an unexpected variation in the number or timing of client assignments or utilization, especially during the third quarter when substantial numbers of professionals take vacations, which reduces their utilization rates. We may also experience future fluctuations in our cash flows because of increased compensation, including changes to our incentive compensation structure and the timing of those payments, which we generally pay during the first quarter of each year. Also, the timing of future acquisitions and the cost of integrating them may cause fluctuations in our operating results.

We may have a different system of governance and management from the companies we acquire or their parents, which could cause professionals who join us from acquired companies to leave us.

Our governance and management practices and policies do not mirror the policies and practices of acquired companies or their parents. In some cases, different management practices and policies may lead to workplace dissatisfaction on the part of acquired professionals with our way of conducting business. The loss of one or more key professionals may harm our business and results of operations.

Compliance with the Foreign Corrupt Practices Act could adversely affect our competitive position; failure to comply could subject us to penalties and other adverse consequences.

We are subject to the Foreign Corrupt Practices Act, which generally prohibits U.S. companies from engaging in bribery of or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some of our competitors, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time to time in the markets in which we operate, including the U.S. and other countries. There is no assurance that our employees or other agents will not engage in such conduct, for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, properties, prospects, financial condition and results of operations.

Risks Related to the Exchange Notes and the Exchange Offer

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the exchange notes and our other financial obligations.

We have a significant amount of indebtedness. As of September 30, 2006, after giving pro forma effect to the Transactions, we had total indebtedness of $610.3 million and an additional $110.0 million of revolving availability under our amended and restated senior secured credit facility senior secured credit facility, subject to $9.6 million of outstanding letters of credit.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the exchange notes;

•	make it more difficult to satisfy our other financial obligations;

•	increase our vulnerability to adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund acquisitions, working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt;

•	limit our ability to borrow additional funds; and

•	limit our ability to make future acquisitions.

In addition, our amended and restated senior secured credit facility and the indentures governing the exchange notes, our 7 5/8% senior notes due 2013 (“2005 Senior Notes”) and our 3 3/4% senior subordinated convertible notes due 2012 (“2005 Convertible Notes,” and together with the 2005 Senior Notes, the “2005 Notes”) contain restrictive (and, in the case of the amended and restated senior secured credit facility, financial) covenants that limit our ability to engage in activities that may be in our best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indentures governing the exchange notes, the 2005 Notes and our amended and restated senior secured credit facility do not fully prohibit us or our subsidiaries from doing so. As of September 30, 2006, after giving pro forma effect to the Transactions, we had an additional $110.0 million of revolving availability under our amended and restated senior secured credit facility, subject to $9.6 million of outstanding letters of credit. Any borrowings under our amended and restated senior secured credit facility would be effectively senior to the exchange notes to the extent of the value of the assets securing the amended and restated senior secured credit facility. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify. See “Description of Other Indebtedness.”

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the exchange notes, and to fund capital expenditures, acquisitions and research and development efforts will depend on our ability to generate cash. This, to a certain extent, is subject to economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our amended and restated senior secured credit facility will be adequate to meet our liquidity needs for at least the next few years.

We cannot assure you, however, that our business will generate sufficient cash flows from operations, that anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under our amended and restated senior secured credit facility or that we can obtain alternative financing proceeds in an amount sufficient to enable us to pay our indebtedness, including the exchange notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our amended and restated senior secured credit facility or the notes, on commercially reasonable terms or at all.

Your right to receive payments on the exchange notes is effectively subordinated to the rights of our existing and future secured creditors.

Holders of our secured indebtedness will have claims that are prior to your claims as holders of the exchange notes to the extent of the value of the assets securing that other indebtedness. Notably, we and certain of our subsidiaries are parties to the amended and restated senior secured credit facility, which are secured by liens on substantially all of our assets and the assets of the guarantors. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, holders of secured indebtedness will have prior claim to those of our assets that constitute their collateral. Holders of the exchange notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the exchange notes, 2005 Senior Notes and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the exchange notes. As a result, holders of exchange notes may receive less, ratably, than holders of secured indebtedness.

As of September 30, 2006, after giving pro forma effect to the Transactions, we had $110.0 million of revolving availability under our amended and restated senior secured credit facility, subject to $9.6 million of outstanding letters of credit. Our amended and restated senior secured credit facility is secured by substantially all of our assets. See “Description of Other Indebtedness.”

The 2005 Senior Notes will mature prior to the exchange notes. In addition, we may be required to pay substantial amounts in cash to holders of the 2005 Convertible Notes at the time of conversion prior to maturity. As a result of making cash payments on the 2005 Senior Notes, we may not have sufficient cash to pay the principal of, or interest on, the exchange notes.

The exchange notes are senior in right of payment to the 2005 Convertible Notes and rank equally in right of payment to the 2005 Senior Notes. However, the 2005 Convertible Notes will mature on July 15, 2012, four years before the maturity of the exchange notes and the 2005 Senior Notes will mature on June 15, 2013, three years before the maturity of the exchange notes. Therefore, we will repay the holders of the 2005 Notes, combined, $350.0 million before we are required to repay principal of the exchange notes at maturity. In addition, we may be required to pay substantial amounts in cash to holders of the 2005 Convertible Notes prior to their stated maturity at the time of conversion. The indentures governing the exchange notes and the 2005 Senior Notes generally allow for these payments, and our amended and restated senior secured credit facility permits these payments in some, but not all, circumstances. See “Description of Other Indebtedness.” However, payments of the 2005 Convertible Notes upon conversion could be construed to be a prepayment of principal on subordinated debt, and our existing and future senior debt may prohibit us from making those payments, or may restrict our ability to do so by requiring that we satisfy certain covenants relating to the making of restricted payments. If we are unable to pay the conversion consideration, we could seek consent from our senior creditors to make the payment. If we are unable to obtain their consent, we could attempt to refinance the debt. If we were unable to obtain consent or refinance the debt, we would be prohibited from paying the cash portion of the conversion consideration, in which case we would have an event of default under the indenture governing the 2005 Convertible Notes. An event of default under the 2005 Convertible Note indenture most likely would constitute an event of default under the indentures governing the exchange notes and the 2005 Senior Notes and under our amended and restated senior secured credit facility.

The indenture governing the 2005 Convertible Notes provides that they are convertible only upon the occurrence of certain events. However, we generally will be unable to control timing of any conversion of the 2005 Convertible Notes. As a result of making cash payments on the 2005 Convertible Notes, we may not have sufficient cash to pay the principal of, or interest on, the exchange notes and the 2005 Senior Notes. For example, if a significant amount of 2005 Convertible Notes were converted shortly before a regular interest payment date for the exchange notes offered hereby, we may not have sufficient cash to make the interest payment on the exchange notes and the 2005 Senior Notes. We may attempt to borrow under our amended and restated senior secured credit facility to fund interest payments on the exchange notes and the 2005 Senior Notes, but there can be no assurance that we will have sufficient availability under that or any successor facility or that our credit facility lenders will allow us to draw on that facility for the purpose of making payments on the Notes and the 2005 Senior Notes.

Your right to receive payments on the exchange notes could be adversely affected if any of our non-guarantor subsidiaries declare bankruptcy, liquidate, or reorganize. Our guarantor subsidiaries also guarantee the 2005 Notes and the amended and restated senior secured credit facility, and their assets may not be sufficient to pay all obligations under the exchange notes and the 2005 Notes.

Some but not all of our subsidiaries will guarantee the exchange notes. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

As of September 30, 2006, after giving pro forma effect to the Transactions, the exchange notes were effectively junior to $28.3 million of indebtedness and other liabilities (including trade payables) of our non-guarantor subsidiaries. As of September 30, 2006, after giving pro forma effect to the Transactions, our non-guarantor subsidiaries generated 13.4% of our consolidated revenues in the nine-month period ended September 30, 2006 and held 9.6% of our consolidated assets as of that date.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee can be voided, or claims in respect of a guarantee can be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee can be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•	if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of these notes and the 2005 Notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the exchange notes.

Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding exchange notes at 101% of the principal amount thereof plus accrued and unpaid interest and special interest, if any, to the date of repurchase. We will be required to offer to repurchase all outstanding 2005 Notes upon similar events. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our amended and restated senior secured credit facility will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations, that would increase the level of our indebtedness, would not constitute a “change of control” under the indenture. See “Description of the Exchange Notes—Repurchase at the Option of Holders.”

If an active trading market does not develop for the exchange notes, you may not be able to resell them.

There is no existing trading market for the exchange notes. We do not intend to list the old notes or the exchange notes on any national securities exchange or to seek the admission of the notes for quotation through the National Association of Securities Dealers Automated Quotation System. Although the initial purchasers of the old notes have informed us that they intend to make a market in the exchange notes, they are not obligated to do so and may discontinue such market-making activity at any time without notice. In addition, market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the exchange offer and the pendency of any shelf registration statement. Although the old notes are eligible for trading in The PORTAL Market, there can be no assurance as to the development or liquidity of any market for the old notes or the exchange notes, the ability of the holders of the old notes or the exchange notes to sell their old notes or the exchange notes or the price at which the holders would be able to sell their old notes or the exchange notes.

The liquidity of any trading market for the exchange notes will depend upon the number of holders of the exchange notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the exchange notes and other factors. As a result, you cannot be sure that an active trading market will develop for the exchange notes.

In addition, the market for non-investment grade debt historically has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the old notes and the exchange notes. The market for the old notes or exchange notes, if any, may be subject to similar disruptions that could adversely affect their value and liquidity.

Risks Related to Notes Not Exchanged

If you do not properly tender your old notes, your ability to transfer those old notes will be adversely affected.

We will only issue exchange notes in exchange for old notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the old notes, and you should carefully follow the instructions on how to tender your old notes. See “The Exchange Offer—Procedures for Tendering.” Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the old notes. If you do not tender your old notes or if we do not accept your old notes because you did not tender your old notes properly, then, after we consummate the exchange offer, you may continue to hold old notes that are subject to the existing transfer restrictions. In addition, if you tender your old notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for old notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of those exchange notes. After the exchange offer is consummated, if you continue to hold any old notes, you may have difficulty selling them because there will be fewer old notes outstanding. In addition, if a large number of old notes are not tendered or are tendered improperly, the limited number of exchange notes that would be issued and outstanding after we consummate the exchange offer could lower the market price of the exchange notes.

If you do not exchange your old notes, your old notes will continue to be subject to the existing transfer restrictions and you may be unable to sell your old notes.

We did not register the old notes under the Securities Act, nor do we intend to do so following the exchange offer. Old notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws. If you do not exchange your old notes, you will lose your right to have your old notes registered under the federal securities laws, except in limited circumstances. As a result, you will not be able to offer or sell old notes except in reliance on an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Because we anticipate that most holders of old notes will elect to exchange their old notes, we expect that the liquidity of the market for any old notes remaining after the completion of the exchange offer may be substantially limited. Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the old notes outstanding. Following the exchange offer, if you did not tender your old notes you generally will not have any further registration rights. Accordingly, the liquidity of the market for any old notes could be adversely affected and you may be unable to sell them.

THE EXCHANGE OFFER

Purpose and Effect

On October 3, 2006, we entered into a registration rights agreement with the initial purchasers of the old notes, which requires us to file a registration statement under the Securities Act with respect to the old notes and, upon the effectiveness of the registration statement, offer to the holders of the old notes the opportunity to exchange their old notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. The registration rights agreement further provides that we must use our commercially reasonable efforts to have the registration statement declared effective by the SEC by April 30, 2007 and must use our commercially reasonable efforts to issue on or prior to 30 business days, or longer, if required by the federal securities laws, after the date on which the registration statement was declared effective by the SEC, exchange notes in exchange for all old notes tendered prior thereto in the exchange offer.

Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the old notes and the exchange notes will terminate. Please read the following summary in conjunction with the complete version of the registration rights agreement, a copy of which was filed with the SEC on October 10, 2006 as an exhibit to our Current Report on Form 8-K, dated October 3, 2006. This summary of the material provisions of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the complete registration rights agreement. Capitalized terms in this summary that have not been defined herein have the meanings given to those terms in the registration rights agreement.

As a result of the timely filing and the effectiveness of the registration statement, we will not have to pay certain Special Interest on the old notes provided in the registration rights agreement. Following the completion of the exchange offer, holders of old notes not tendered will not have any further registration rights other than as set forth in the following paragraph and the old notes will continue to be subject to certain restrictions on transfer. Additionally, the liquidity of the market for the old notes could be adversely affected upon consummation of the exchange offer.

After the exchange offer, we will still be required to file a shelf registration statement covering resales of the old notes if:

(1) we are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy; or

(2) any holder of Transfer Restricted Securities notifies FTI prior to the 20th business day following consummation of the exchange offer that:

(a) it is prohibited by law or SEC policy from participating in the exchange offer;

(b) it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales; or

(c) it is a broker-dealer and owns notes acquired directly from FTI or an affiliate of FTI.

For purposes of the preceding, “Transfer Restricted Securities” means each old note until the earliest to occur of:

(1) the date on which such old note has been exchanged by a Person other than a broker-dealer for an exchange note in the exchange offer;

(2) following the exchange by a broker-dealer in the exchange offer of an old note for an exchange note, the date on which such exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the exchange offer registration statement;

(3) the date on which such old note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement; or

(4) the date on which such old note is distributed to the public pursuant to Rule 144 under the Securities Act.

If obligated to file the shelf registration statement, we will use our commercially reasonable efforts to file the shelf registration statement with the SEC on or prior to 30 days after the filing obligation arises (but no earlier than January 31, 2007) and to cause the shelf registration statement to be declared effective by the SEC on or prior to 90 days after the obligation arises (but no earlier than April 30, 2007).

If:

(1) we fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing;

(2) any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness;

(3) we fail to consummate the exchange offer within 30 business days of the date the exchange offer registration statement is declared effective by the SEC; or

(4) the shelf registration statement or the exchange offer registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above, a “Registration Default”), then we will pay Special Interest to each holder of Transfer Restricted Securities from and including the date on which any such Registration Default occurs to but excluding the date on which all Registration Defaults have been cured or waived.

The rate of Special Interest will be 0.25% per annum for the first 90-day period immediately following the occurrence of the first Registration Default, and such rate will increase by an additional 0.25% per annum with respect to each subsequent 90-day period thereafter until all Registration Defaults have been cured or waived, up to a maximum amount of Special Interest for all Registration Defaults of 1.0% per annum.

All accrued Special Interest will be paid by us on the next scheduled interest payment date to The Depository Trust Company or its nominee by wire transfer of immediately available funds or by federal funds check and to holders of Certificated Notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified. Special Interest is in addition to any other interest or premium, if any, that may be payable from time to time with respect to the notes.

Following the cure of all Registration Defaults, the accrual of Special Interest will cease.

Transferability of the Exchange Notes

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, if:

•	you, or the person or entity receiving the exchange notes, acquires the exchange notes in the ordinary course of business;

•	neither you nor any such person or entity is engaging in or intends to engage in a distribution of the exchange notes within the meaning of the federal securities laws;

•	neither you nor any such person or entity has an arrangement or understanding with any person or entity to participate in any distribution of the exchange notes; and

•	neither you nor any such person or entity is an “affiliate” of FTI Consulting, Inc., as that term is defined in Rule 405 under the Securities Act.

To participate in the exchange offer, you must represent as the holder of old notes that each of these statements is true.

Any holder of outstanding notes who is our affiliate or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

•	will not be able to rely on the interpretation of the staff of the SEC set forth in the no-action letters described above; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the exchange notes, unless the sale or transfer is made pursuant to an exemption from those requirements.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where those old notes were acquired by that broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.” Broker-dealers who acquired old notes directly from us and not as a result of market making activities or other trading activities may not rely on the staff’s interpretations discussed above or participate in the exchange offer and must comply with the prospectus delivery requirements of the Securities Act in order to sell the old notes.

Following the consummation of the exchange offer, holders of the old notes who were eligible to participate in the exchange offer but who did not tender their old notes will not have any further registration rights and the old notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the outstanding notes could be adversely affected.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on February 6, 2007, or such date and time to which we extend the offer. We will issue in denominations of $2,000 in principal amount and integral multiples of $1,000 in principal amount in excess thereof of exchange notes in exchange for each $1,000 principal amount of outstanding old notes accepted in the exchange offer. Holders may tender some or all of their old notes pursuant to the exchange offer. However, old notes may be tendered only in integral multiples of $1,000 in principal amount.

The exchange notes will evidence the same debt as the old notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the old notes.

This prospectus, together with the letter of transmittal, is being sent to the registered holder and to others believed to have beneficial interests in the old notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered old notes when we have given oral or written notice thereof to Wilmington Trust Company, the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading “—Conditions to the Exchange Offer” or otherwise, certificates for any such unaccepted old notes will be returned, without expense, to the tendering holder of those old notes promptly after the Expiration Date unless the exchange offer is extended.

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The Expiration Date shall be 5:00 p.m., New York City time, on February 6, 2007 unless we, in our sole discretion, extend the exchange offer, in which case the Expiration Date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will issue a notice of such extension by press release or other public announcement and notify the exchange agent and each registered holder of such extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. We reserve the right, in our sole discretion:

•	to extend the exchange offer (and, in connection with any such extension, to delay the acceptance of any old notes) or, if any of the conditions set forth under “—Conditions to the Exchange Offer” have not been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner.

In the event that we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Procedures for Tendering

Only a holder of old notes may tender the old notes in the exchange offer. Except as set forth under “—Book-Entry Transfer,” to tender in the exchange offer a holder must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the Expiration Date. In addition:

•	certificates for the old notes must be received by the exchange agent along with the letter of transmittal prior to the Expiration Date;

•	a timely confirmation of a book-entry transfer, or a Book-Entry Confirmation, of the old notes, if that procedure is available, into the exchange agent’s account at The Depository Trust Company, or the Book-Entry Transfer Facility, following the procedure for book-entry transfer described below, must be received by the exchange agent prior to the Expiration Date; or

•	you must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under “—Exchange Agent” prior to the Expiration Date.

Your tender, if not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the Expiration Date. No letter of transmittal or old notes should be sent to us. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on its own behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the owner’s old notes, either make appropriate arrangements to register ownership of the old notes in the beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act unless old notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instruction” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed in the letter of transmittal, the old notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder’s name appears on the old notes.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

All questions as to the validity, form, eligibility, including time of receipt, acceptance, and withdrawal of tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent, nor any other person will incur any liability for failure to give that notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the Expiration Date, unless the exchange offer is extended.

In addition, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding after the Expiration Date or, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions, or otherwise, following a termination of the exchange offer. The terms of any such purchases or offers could differ from the terms of the exchange offer.

In all cases, issuance of exchange notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for those old notes or a timely Book-Entry Confirmation of those old notes into the exchange agent’s account at the Book-Entry Transfer Facility, a properly completed and duly executed letter of transmittal or, with respect to The Depository Trust Company and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, those unaccepted or non-exchanged old notes will be returned without expense to the tendering holder or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at the Book-Entry Transfer Facility according to the book-entry transfer procedures described below, those non-exchanged old notes will be credited to an account maintained with that Book-Entry Transfer Facility, in each case, promptly after the expiration or termination of the exchange offer.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at the Book-Entry Transfer Facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of old notes being tendered by causing the Book-Entry Transfer Facility to transfer those old notes into the exchange agent’s account at the Book-Entry Transfer Facility in accordance with that Book-Entry Transfer Facility’s procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under “—Exchange Agent” on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

The Depository Trust Company’s Automated Tender Offer Program, or ATOP, is the only method of processing exchange offers through The Depository Trust Company. To accept the exchange offer through ATOP, participants in The Depository Trust Company must send electronic instructions to The Depository Trust Company through The Depository Trust Company’s communication system instead of sending a signed, hard copy letter of transmittal. The Depository Trust Company is obligated to communicate those electronic instructions to the exchange agent. To tender old notes through ATOP, the electronic instructions sent to The Depository Trust Company and transmitted by The Depository Trust Company to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

If a registered holder of the old notes desires to tender old notes and the old notes are not immediately available, or time will not permit that holder’s old notes or other required documents to reach the exchange agent prior to 5:00 p.m., New York City time, on the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible guarantor institution;

•	prior to 5:00 p.m., New York City time, on the Expiration Date, the exchange agent receives from that eligible guarantor institution a properly completed and duly executed letter of transmittal or a facsimile of duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, fax transmission, mail or hand delivery, setting forth the name and address of the holder of old notes and the amount of the old notes tendered and stating that the tender is being made by guaranteed delivery and guaranteeing that within three New York Stock Exchange, Inc., or NYSE, trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, will be deposited by the eligible guarantor institution with the exchange agent; and

•	the certificates for all physically tendered old notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

For a withdrawal of a tender of old notes to be effective, a written or, for The Depository Trust Company participants, electronic ATOP transmission notice of withdrawal, must be received by the exchange agent at its address set forth under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the old notes to be withdrawn, or the Depositor;

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of those old notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which those old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of those old notes into the name of the person withdrawing the tender; and

•	specify the name in which those old notes are to be registered, if different from that of the Depositor.

All questions as to the validity, form, eligibility and time of receipt of these notices will be determined by us, which determination will be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange, but which are not exchanged for any reason, will be returned to the holder of those old notes without cost to that holder promptly after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures under “—Procedures for Tendering” at any time on or prior to the Expiration Date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time before the acceptance of those old notes for exchange or the exchange of the exchange notes for those old notes, we determine in our reasonable judgment that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any of those rights and each of those rights will be deemed an ongoing right which may be asserted at any time and from time to time. Notwithstanding the foregoing, all conditions to the exchange offer, other than those relating to violations of applicable law or an order of a governmental agency or court, must be satisfied or waived prior to expiration of the exchange offer. In the event that we waive any of the foregoing conditions, such waiver will apply equally to all tendering holders.

In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for those old notes, if at such time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any of those events we are required to use every commercially reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Effect of Not Tendering

To the extent old notes are tendered and accepted in the exchange offer, the principal amount of old notes will be reduced by the amount so tendered and a holder’s ability to sell untendered old notes could be adversely affected. In addition, after the completion of the exchange offer, the old notes will remain subject to restrictions on transfer. Since the old notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. The holders of old notes not tendered will have no further registration rights, except for the limited registration rights described above under the heading “—Purpose and Effect.”

Accordingly, the old notes not tendered may be resold only:

•	to us or our subsidiaries;

•	pursuant to a registration statement which has been declared effective under the Securities Act;

•	for so long as the old notes are eligible for resale pursuant to Rule 144A under the Securities Act, to a person the seller reasonably believes is a qualified institutional buyer that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that the transfer is being made in reliance on Rule 144A; or

•	pursuant to any other available exemption from the registration requirements of the Securities Act (in which case FTI Consulting, Inc. and the trustee under the indenture for the old notes will have the right to require the delivery of an opinion of counsel, certifications and/or other information satisfactory to FTI Consulting, Inc. and the trustee).

Upon completion of the exchange offer, due to the restrictions on transfer of the old notes and the absence of such restrictions applicable to the exchange notes, it is likely that the market, if any, for old notes will be relatively less liquid than the market for exchange notes. Consequently, holders of old notes who do not participate in the exchange offer could experience significant diminution in the value of their old notes compared to the value of the exchange notes.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. Wilmington Trust Company has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Certified or Registered Mail:	By Overnight Courier or Hand:	By Facsimile:

Wilmington Trust Company Rodney Square North 1100 North Market Street Wilmington, DE 19890-1626 Attention: Alisha Clendaniel	Wilmington Trust Company Rodney Square North 1100 North Market Street Wilmington, DE 19890-1626 Attention: Alisha Clendaniel	(302) 636-4139 Attention: Exchanges Confirm by Telephone: (302) 636-6470 For Information Call: (302) 636-6470

Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees And Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Transfer Taxes

Holders who tender their old notes for exchange notes will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those old notes.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will recognize no gain or loss for accounting purposes upon the closing of the exchange offer. We will amortize the expenses of the exchange offer over the term of the exchange notes under accounting principles generally accepted in the United States.

USE OF PROCEEDS

We will not receive any cash proceeds from the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange old notes in like principal amount, which will be cancelled and as such will not result in any increase in our indebtedness.

The following table summarizes the sources and uses of funds in connection with the issuance of the old notes and the Transactions.

Sources of Funds:	($ millions)	Uses of Funds:	($ millions)
Old notes	$215.0	Acquisition of FD(4)	$255.4
Amended and restated senior secured credit facility(1)	40.0	Repayment of FD bank debt	25.4
Notes issued in connection with the Acquisition(2)	6.9	Fees and expenses related to the Acquisition	5.2
FTI common stock(3)	27.9
Cash on hand	5.4	Fees and expenses related to the old notes	9.2

Total sources	$295.2	Total uses	$295.2

(1)	The amended and restated senior secured credit facility provides for borrowings of up to $150.0 million. See “Description of Other Indebtedness—Amended and Restated Senior Secured Credit Facility.” On the Closing Date, we borrowed $40.0 million under the revolving line of credit.
(2)	Reflects the issuance of approximately $6.9 million of loan notes to FD shareholders in connection with the Acquisition.
(3)	Assumes the issuance of approximately 1.2 million shares of restricted common stock to FD shareholders in connection with the Acquisition. As of October 4, 2006, we issued approximately 1.1 million shares of restricted common stock to FD shareholders. We anticipate issuing approximately 77,100 additional shares of our common stock in consideration for the remaining approximately 3% of FD share capital that is outstanding.
(4)	Represents purchase consideration for 100% of FD. The acquisition of an estimated 3% of the FD share capital that is outstanding is expected to be completed in the first quarter of 2007.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2006, on an actual basis and on an as adjusted basis to give effect to the Transactions as if they had occurred on that date. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2006
	Actual	As Adjusted
	(unaudited) (in thousands)
Cash and cash equivalents	$22,491	$42,513

Debt:
Amended and restated senior secured credit facility	$—	$40,000
Exchange notes offered hereby	—	215,000
7 5/8% senior notes due 2013, including a fair value hedge adjustment of $1,982	198,018	198,018
3 3/4% convertible senior subordinated notes due 2012	150,000	150,000
Other	385	7,259	(1)

Total debt	348,403	610,277
Total stockholders’ equity	511,531	539,431	(2)

Total capitalization	$859,934	$1,149,708

(1)	Reflects the issuance of approximately $6.9 million of loan notes to FD shareholders in connection with the Acquisition.
(2)	Assumes the issuance of approximately 1.2 million of restricted common stock to FD shareholders in connection with the Acquisition. As of October 4, 2006, we issued approximately 1.1 million shares of restricted common stock to FD shareholders. We anticipate issuing approximately 77,100 additional shares of restricted common stock in consideration for the remaining approximately 3% of FD share capital that is outstanding.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial statements have been derived by the application of pro forma adjustments to our historical consolidated financial statements. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2006 gives effect to the Transactions as if they had occurred as of September 30, 2006. The unaudited pro forma condensed consolidated income statements for the year ended December 31, 2005 and the nine months ended September 30, 2006 give effect to the Transactions (as defined below) as if they had occurred as of January 1, 2005. The unaudited pro forma condensed consolidated financial statements do not purport to represent what our results of operations or financial position would have been as if the Transactions had occurred on the dates indicated and are not intended to project our results of operations or financial position for any future period or date.

The term “Financing Transactions” means, collectively:

•	the issuance of the $215.0 million of our 7 3/4% senior notes due 2016;

•	the draw of $40.0 million under our amended and restated senior secured credit facility;

•	the issuance of $6.9 million of loan notes to FD shareholders; and

•	the assumed issuance of 1.2 million shares of our common stock to FD shareholders valued at $27.9 million.

The Financing Transactions, together with the Acquisition, are collectively referred to as the “Transactions.”

All historical FD financial data included in the pro forma condensed consolidated financial statements are presented in accordance with U.K. generally accepted accounting principles. With the exception of certain reclassifications to conform FD financial data to FTI’s historical presentation, the U.S. GAAP adjustments for 2005 have been audited in accordance with auditing standards generally accepted in the United States of America. The U.S. GAAP adjustments to the income statement for the nine months ended September 30, 2006 are unaudited. For purposes of the following unaudited pro forma condensed consolidated financial statements, the FD balance sheet as of September 30, 2006 has been converted at an exchange rate of $1.87/£1, the FD income statement for the year ended December 31, 2005 has been converted at an average exchange rate of $1.82/£1 and the FD income statement for the nine months ended September 30, 2006 has been converted at an average exchange rate of $1.82/£1.

The unaudited pro forma adjustments are based on estimates, available information and certain assumptions that we believe are reasonable. The pro forma adjustments and primary assumptions are described in the accompanying notes. You should read our unaudited pro forma condensed consolidated financial statements and the related notes hereto in conjunction with our historical consolidated financial statements and the related notes thereto and other information contained in “Use of Proceeds,” “Capitalization,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

We expect to make 338G elections with respect to the Acquisition and therefore no deferred tax adjustments have been assumed for purposes of the pro forma financial statements.

FTI CONSULTING, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2006

	Historical FTI	Historical FD	Adjustments to conform to U.S. GAAP		Historical FD as Adjusted	Pro Forma Adjustments		Pro Forma
	(in thousands)
Assets
Current assets
Cash and cash equivalents	$22,491	$25,473			$25,473	245,800	(e)	$42,513
						(225,800)	(f)
						(25,451)	(g)
Accounts receivable, net	178,112	23,521			23,521			201,633
Notes receivable	7,528	—			—			7,528
Deferred income taxes	9,816	1,766			1,766			11,582
Prepaid expenses and other current assets	27,215	4,355			4,355			31,570

Total current assets	245,162	55,115			55,115			294,826
Property and equipment, net	33,612	5,375			5,375			38,987
Goodwill	647,317	67,697	(14,713)	(a)	44,923	138,554	(h)	830,794
			(8,061)	(c)
Other intangible assets, net	33,442	—	14,997	(a)	14,997	50,685	(i)	99,124
Other assets	71,344	1,332	1,537	(b)	2,869	9,200	(e)	81,876
						(1,537)	(j)

Total assets	$1,030,877	$129,519			$123,279			$1,345,607

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable, accrued expenses and other	$33,488	$20,574	1,537	(b)	$15,464			$48,952
			(2,223)	(c)
			(4,424)	(d)
Accrued compensation	56,399	6,545			6,545			62,944
Current portion of long-term debt	42	9,943			9,943	(2,252)	(j)	3,479
						3,437	(k)
						(7,691)	(g)
Billings in excess of services provided	10,746	2,947			2,947			13,693

Total current liabilities	100,675	40,009			34,899			129,068

Revolving credit facility	—				—	40,000	(e)	40,000
Exchange notes offered hereby	—				—	215,000	(e)	215,000
Senior notes	198,018				—			198,018
Convertible notes	150,000				—			150,000
Other long term debt	343	56,632			56,632	(38,872)	(j)	3,780
						3,437	(k)
						(17,760)	(g)
Deferred rent, capital lease obligations and other, net of current portion	24,662	10,244			10,244	(10,244)	(j)	24,662
Deferred income taxes	45,648				—			45,648
Stockholders’ equity	511,531	22,634	284	(a)	21,504	(21,504)	(l)	539,431
			(5,838)	(c)		27,900	(m)
			4,424	(d)

Total liabilities and stockholders’ equity	$1,030,877	$129,519			$123,279			$1,345,607

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

FTI CONSULTING, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

	Historical FTI	Historical FD	Adjustments to conform to U.S. GAAP		Historical FD as Adjusted	Pro Forma Adjustments		Pro Forma
	(in thousands, except per share data)
INCOME STATEMENT DATA
Revenues	$539,545	$93,248			$93,248			$632,793
Direct cost of revenues	291,592	10,725	44,313	(n)	55,038			346,630
Selling, general and administrative expense	127,727	66,419	1,361	(o)	23,414	(1,361)	(q)	150,391
			(44,366)	(n)		611	(r)
Amortization of other intangibles	6,534	2,641	(342)	(o)	2,299	3,644	(s)	12,477

Operating income	113,692	13,463			12,497			123,295
Interest and other expenses, net	(14,876)	(4,128)	(53)	(n)	(4,181)	(21,073)	(t)	(35,442)
					—	4,688	(u)
Litigation settlement gains (losses), net	(1,629)	—			—			(1,629)

Income from operations, before income tax provision	97,187	9,335			8,316			86,224
Income tax provision	40,819	3,695	(1,114)	(p)	2,581	(7,185)	(v)	36,215

Net income	$56,368	$5,640			$5,735			$50,009

Earnings per common share
Basic	$1.38							$1.19

Diluted	$1.35							$1.16

Weighted average number of common shares outstanding
Basic	40,947					1,202	(m)	42,149

Diluted	41,787					1,202	(m)	42,989

See accompanying notes to unaudited pro forma condensed consolidated financial statements

FTI CONSULTING, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

	Historical FTI	Historical FD	Adjustments to conform to U.S. GAAP		Historical FD as Adjusted	Pro Forma Adjustments			Pro Forma
	(in thousands, except per share data)
INCOME STATEMENT DATA
Revenues	$491,092	$92,876			$92,876				$583,968
Direct cost of revenues	276,896	6,732	44,153	(n)	50,885				327,781
Selling, general and administrative expense	121,547	65,520	4,323	(o)	25,690	(4,323)	(q)		143,372
			(44,153)	(n)		458	(r)
Special Charges	22,972								22,972
Amortization of other intangibles	8,310	2,876	(710)	(o)	2,166	1,519	(s)		11,995

Operating income	61,367	17,748			14,135				77,848
Interest and other expenses, net	(16,105)	(2,749)			(2,749)	(15,804)	(t)		(30,709)
					—	3,949	(u)
Litigation settlement gains (losses), net	419	—			—				419

Income from operations, before income tax provision	45,681	14,999			11,386				47,558
Income tax provision	21,013	6,010	(2,464)	(p)	3,546	(2,683)	(v)		21,876

Net income	$24,668	$8,989			$7,840				$25,682

Earnings per common share
Basic	$0.63								$0.63

Diluted	$0.61								$0.62

Weighted average number of common shares outstanding
Basic	39,338					1,202	(m	)	40,540

Diluted	40,112					1,202	(m	)	41,314

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Adjustments to the unaudited pro forma condensed consolidated balance sheet as of September 30, 2006 and income statements for the year ended December 31, 2005 and the nine months ended September 30, 2006 are presented below:

(a)	Adjustment to conform FD’s balance sheet and accounting for acquisitions to accounting principles generally accepted in the U.S. to reclassify $14.7 million from goodwill to other accounts as follows:

•	$22.8 million to other intangible assets, net of $7.8 million of amortization expense; and

•	$0.3 million to increase retained earnings representing the elimination of $8.1 million of goodwill amortization recognized under U.K. generally accepted accounting principles offset by $7.8 million of intangible asset amortization recognized in conformity with accounting principles generally accepted in the U.S.

(b)	Adjustment to reclassify $1.5 million of deferred financing costs from current liabilities to other assets in conformity with accounting principles generally accepted in the U.S.

(c)	Adjustment to reflect contingent consideration related to certain business combinations in conformity with accounting principles generally accepted in the U.S. including:

•	$5.8 million of compensation expense to be recognized under accounting principles generally accepted in the U.S.; and

•	$8.1 million to reduce current liabilities and goodwill related to contingent consideration liabilities recorded at the acquisition date.

(d)	Adjustment to reflect deferred taxes in conformity with accounting principles generally accepted in the U.S.

(e)	Adjustment to record the issuance of $215.0 million of our 7 3/4 senior notes due 2016 and $40.0 million of revolving line of credit borrowings under our amended and restated senior secured credit facility, net of the payment of related fees and expenses that we estimate will be $9.2 million.

(f)	Adjustment to reflect the use of $225.8 million of proceeds from the Financing Transactions, including $5.2 million of fees and expenses, to acquire FD and record the related purchase price allocation adjustments. The purchase price allocation adjustments include the adjustments listed in (h) through (m) below.

(g)	Adjustment to record the use of $25.4 million to repay bank debt of FD.

(h)	Adjustment to eliminate $44.9 million of goodwill on FD’s historical balance sheet and record $183.5 million of goodwill resulting from the Acquisition.

(i)	Adjustment to eliminate $15.0 million of other intangible assets on FD’s historical balance sheet and record $65.7 million of other intangible assets resulting from the Acquisition.

(j)	Adjustment to eliminate $41.1 million of long-term debt, including the current portion of $2.2 million and the long-term portion of $38.9 million, along with accrued interest of $10.2 million and $1.5 million of related deferred financing fees which we are not assuming as part of the Acquisition.

(k)	Adjustment to reflect the assumed issuance of $6.9 million of notes in connection with the Acquisition of which $3.44 million is recorded in the current portion of long-term debt and $3.44 million is recorded as long-term assuming the loan notes will be repaid over two years.

(l)	Adjustment to eliminate stockholders’ equity from FD’s historical balance sheet.

(m)	Adjustment to reflect the assumed issuance of 1.2 million shares of our common stock valued at $27.9 million in connection with the Acquisition.

(n)	Adjustment to reclassify FD’s expenses for the year ended December 31, 2005 and the nine months ended September 30, 2006, consistent with our presentation.

(o)

Adjustments to present FD’s income statement in conformity with accounting principles generally accepted in the U.S. related to the accounting for business combinations. For the year ended December 31, 2005, the adjustments include (i) a $0.3 million adjustment to reduce amortization expense attributable to amortizable intangible assets and (ii) the accrual of $1.4 million of contingent consideration as compensation expense related to certain business combinations completed by FD. For the nine months ended September 30, 2006, the adjustments include (i) a $0.7 million adjustment to reduce amortization expense attributable to amortizable intangible assets and (ii) the accrual of $4.3 million of contingent consideration as compensation expense related to business combinations completed by FD.

(p)	Represents the income tax effect of the U.S. GAAP adjustments described in note (o).

(q)	In connection with the Acquisition, the terms of FD’s contingent consideration agreements were modified such that the consideration was no longer contingent on continued employment. As a result, this adjustment eliminates the compensation expense reflected in note (o).

(r)	Adjustment to record $0.6 million and $0.5 million of expense attributable to share-based awards we intend to grant to employees of FD in connection with the Acquisition for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively.

(s)	For the year ended December 31, 2005, the adjustment reflects additional amortization expense of $5.9 million attributable to amortizable intangibles acquired as a result of the Acquisition; offset by the reversal of $2.3 million associated with acquisitions completed by FD. For the nine months ended September 30, 2006, the adjustment reflects additional amortization expense of $3.7 million attributable to amortizable intangibles acquired as a result of the Acquisition; offset by the reversal of $2.2 million associated with acquisitions completed by FD.

(t)	Adjustment represents pro forma interest expense calculated using a 7.75% interest rate for the $215.0 million of Notes offered hereby, an assumed interest rate of 7.63% for the $40.0 million of borrowings under our amended and restated senior secured credit facility and an assumed interest rate of 4.1% on $6.9 million of loan notes issued to FD shareholders as a result of the Acquisition, all of which are considered outstanding for each period presented. For the year ended December 31, 2005, the adjustment also includes amortization of deferred financing costs of $0.8 million related to the notes over a ten-year period and $0.3 million related to the borrowings under our revolving line of credit over a five-year period. For the nine months ended September 30, 2006, the adjustment includes amortization of deferred financing costs of $0.6 million related to the notes over a ten-year period and $0.2 million related to the borrowings under our revolving line of credit over a five-year period.

(u)	Adjustment to reverse interest expense attributable to FD’s long-term debt which we are not assuming as part of the Acquisition.

(v)	Represents the income tax effect of the pro forma adjustments described in notes (n) through (u) calculated at our effective tax rate which was 42.0% for the year ended December 31, 2005 and 46.0% during the nine months ended September 30, 2006.

SELECTED FINANCIAL DATA

We derived the selected financial data presented below for the periods or dates indicated from our consolidated financial statements. The consolidated financial statements as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 were audited by Ernst & Young LLP, an independent registered public accounting firm. Our audited consolidated financial statements as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 and our unaudited consolidated financial statements as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006 are included elsewhere in this prospectus. We prepared the summary unaudited interim consolidated financial data on a basis consistent with the audited consolidated financial statements as of and for the year ended December 31, 2005, except as noted below related to share-based payments. In management’s opinion, the unaudited interim consolidated financial data reflects all adjustments that are necessary for a fair presentation of the results for the interim periods presented. All adjustments made were normal and recurring accruals. You should not expect the results of operations for the interim periods to necessarily be an indication of the results for a full year or any future period. You should read the following data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Acquisitions. Our results of operations and financial position for the periods presented were impacted by our acquisition activities. We acquired the following businesses in transactions accounted for as purchase business combinations.

•	During 2002, we acquired the U.S. Business Recovery Services division of PwC.

•	During the fourth quarter of 2003, we acquired Ten Eyck Associates, Lexecon, Inc. and the dispute advisory services business of KPMG LLP.

•	During 2005, we acquired the Ringtail group and Cambio.

•	During the first quarter of 2006, we acquired Compass.

•	During the third quarter of 2006, we acquired International Risk Limited and Brower, Kriz & Stynchcomb.

Share-Based Payments. Effective January 1, 2006, we adopted Statement No. 123(R) using the modified prospective transition method under which prior period amounts are not restated for comparative purposes. In 2006, we began to recognize expense associated with all share-based awards based on the grant-date fair value of the awards. As a result of adopting Statement No. 123(R), our results of operations are different than they would have been if we had continued to account for share-based compensation under APB Opinion No. 25. See “—Recent Events Affecting Our Operations” for the financial statement impact.

Revenues. In December 2005, we received a $22.5 million success fee in connection with the resolution of a legal case involving a bankrupt estate for which we served as fiduciary for several years. We used approximately $13.0 million of the proceeds to compensate professionals in the corporate finance/restructuring practice who participated in the assignment and to provide incentive compensation for other employees. This amount was recorded as accrued compensation in our consolidated balance sheet as of December 31, 2005.

Special Charges. Special charges primarily consist of severance and other contractual employee related costs associated with reductions in workforce. See Note 7 to our condensed consolidated financial statements included elsewhere in this prospectus.

Amortization. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Other Intangible Assets, Under SFAS No. 142, we no longer amortize goodwill and intangible assets with indefinite useful lives, but we are required to test these assets for impairment at least annually.

Interest Expense, Net. For the year ended December 31, 2004, interest expense, net, includes a $475,000 discount on a note receivable due from the purchaser of one of our former subsidiaries. We discounted this note by $475,000 in exchange for payment of the note ahead of its maturity in 2010. We received this prepayment in January 2005.

On January 1, 2003, we adopted Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other changes, Statement No. 145 rescinds Statement No. 4, which required all gains and losses from extinguishments of debt to be aggregated and classified as an extraordinary item, net of the related tax effect. Statement No. 145 provides that gains and losses from extinguishments of debt should be classified as extraordinary items only if they are unusual or infrequent or they otherwise meet the criteria for classification as an extraordinary item, and observes that debt extinguishment transactions would seldom, if ever, result in extraordinary item classification of the resulting gains and losses. Accordingly, we have included losses on retirement of debt in interest expense of $0.8 million for the year ended December 31, 2003 and $1.7 million for the year ended December 31, 2005 and the nine months ended September 30, 2005.

Discontinued Operations. In 2002, we committed to a plan to sell our applied sciences practice which we sold in 2003. Because we eliminated the operations and cash flows of the business components comprising the applied sciences practice from our ongoing operations as a result of the disposal transactions, and because we do not have any significant continuing involvement in the operations after the disposal transactions, we have presented the results of the applied sciences practice’s operations as a discontinued operation for all periods.

Ratio of Earnings to Fixed Charges. For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations, before income taxes plus fixed charges. Fixed charges consist of:

•	interest on all indebtedness and amortization of deferred financing costs; and

•	the portion of rental expense that we believe is representative of interest.

	Year Ended December 31,										Nine Months Ended September 30,
	2001		2002		2003		2004		2005		2005		2006
											(unaudited)
	(in thousands, except per share data)
INCOME STATEMENT DATA
Revenues	$122,317		$224,113		$375,695		$427,005		$539,545		$373,720		$491,092
Direct cost of revenues	59,074		108,104		176,429		234,970		291,592		202,878		276,896
Selling, general and administrative expense	33,085		51,647		78,701		102,060		126,807		89,110		121,547
Loss on abandoned facilities	—		—		—		4,670		920		920		—
Special charges	—		—		3,060		—		—		—		22,972
Amortization of other intangible assets	4,235		1,033		3,680		6,836		6,534		4,309		8,310

Operating income	25,923		63,329		113,825		78,469		113,692		76,503		61,367
Interest and other expenses, net	(4,356)		(4,717)		(4,196)		(6,086)		(14,876)		(9,879)		(16,105)
Litigation settlement gains (losses), net	—		—		—		1,672		(1,629)		(991)		419

Income from continuing operations before income tax provision	21,567		58,612		109,629		74,055		97,187		65,633		45,681
Income tax provision	8,621		23,704		44,838		31,177		40,819		27,566		21,013

Income from continuing operations	12,946		34,908		64,791		42,878		56,368		38,067		24,668
Income from operations of discontinued operations, net of income tax provision	3,523		3,145		1,649		—		—		—		—
Loss from sale of discontinued operations, net of income tax provision (benefit)	—		(891)		(6,971)		—		—		—		—

Income (loss) from discontinued operations	3,523		2,254		(5,322)		—		—		—		—

Net income	$16,469		$37,162		$59,469		$42,878		$56,368		$38,067		$24,668

Earnings per common share—basic
Income from continuing operations	$0.48		$1.09		$1.58		$1.02		$1.38		$0.91		$0.63

Net income	$0.61		$1.16		$1.45		$1.02		$1.38		$0.91		$0.63

Earnings per common share—diluted
(Loss) Income from continuing operations	$0.44		$1.02		$1.54		$1.01		$1.35		$0.90		$0.61

Net income	$0.56		$1.09		$1.41		$1.01		$1.35		$0.90		$0.61

OTHER DATA
Ratio of earnings to fixed charges	4.8	x	9.2	x	14.3	x	8.3	x	5.9	x	6.1	x	3.1	x

	December 31,					September 30, 2006
	2001	2002	2003	2004	2005
						(unaudited)
BALANCE SHEET DATA
Cash and cash equivalents	$12,856	$9,906	$5,765	$25,704	$153,383	$22,491
Working capital	28,766	13,778	14,933	60,241	193,208	144,487
Total assets	159,098	430,531	660,565	703,827	959,464	1,030,877
Long-term debt, including current portion and fair value hedge adjustment	28,166	97,833	121,250	105,000	348,431	348,403
Stockholders’ equity	105,136	267,975	455,156	496,154	454,269	511,531

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this section is to discuss and analyze the consolidated financial condition, liquidity and capital resources and results of operations of FTI Consulting, Inc. without giving effect to the Transactions, except where otherwise expressly noted. You should read this analysis in conjunction with the consolidated financial statements and notes that appear elsewhere in this prospectus. This section contains certain “forward-looking statements” within the meaning of federal securities laws that involve risks and uncertainties, including statements regarding our plans, objectives, goals, strategies and financial performance. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors set forth under “Cautionary Notice Regarding Forward-Looking Statements” and “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading global firm that organizations rely on when confronting the critical legal, financial and reputational issues that shape their futures. We provide advice and solutions to major corporations, financial institutions and law firms in the areas of forensic analysis, investigation, economic analysis, restructuring, due diligence, strategic communication, financial communication and technology.

Through our forensic/litigation practice, we provide an extensive range of services to assist clients in all phases of litigation, including pre-filing, discovery, jury selection, trial preparation, expert testimony and other trial support services. Specifically, we help clients assess complex financial transactions, reconstruct events from incomplete and/or corrupt data, uncover vital evidence, identify potential claims and assist in the pursuit of financial recoveries and settlements. Through the use of proprietary information technology, we have demonstrated our ability to help control litigation costs, expedite the trial process and provide our clients with the ability to readily organize and access case-related data. Our graphics services at trial and technology and electronic evidence experts assist clients in preparing for and presenting their cases in court.

Our corporate finance/restructuring practice assists underperforming companies as they make decisions to improve their financial condition and operations. We analyze, recommend and implement strategic alternatives for our corporate finance/restructuring clients, such as interim management in turnaround situations, rightsizing infrastructure, assessing long-term viability, transaction advisory and business strategy consulting. We lead and manage the financial aspects of in-court restructuring processes by offering services that include an assessment of the impact of a bankruptcy filing on the client’s financial condition and operations. We also assist our clients in planning for a smooth transition into and out of bankruptcy, facilitating the sale of assets and arranging debtor-in-possession financing.

Through our economic consulting practice, we deliver sophisticated economic analysis and modeling of issues arising in mergers and acquisitions and other complex commercial and securities litigation. Our services include providing advice and testimony related to:

•	antitrust and competition issues that arise in the context of potential mergers and acquisitions;

•	other antitrust issues, including alleged price fixing, cartels and other forms of exclusionary behavior;

•	the application of modern finance theory to issues arising in securities litigation; and

•	public policy studies on behalf of companies, trade associations and governmental agencies.

Our statistical and economic experts help companies evaluate issues such as the economic impact of deregulation on a particular industry or the amount of commercial damages suffered by a business. We have deep industry experience in such areas as commercial and investment banking, telecommunications, energy, transportation, healthcare and pharmaceuticals. Our professionals have experience providing testimony in the following areas: fraud, damages, lost profits, valuation, accountant’s liability and malpractice, contract disputes, patent infringement, price fixing, purchase price disputes, solvency and insolvency, fraudulent conveyance, preferences, disclosure statements, trademark and copyright infringement and the financial impact of government regulations.

Beginning in January 2006, we began to manage our technology practice as a separate reportable operating segment. Prior to 2006, our technology business was combined with our forensic/litigation consulting practice. Our technology consulting segment consists of our electronic evidence and e-discovery practice group, the complex litigation data analysis practice group, the software development group and our application services provider and document analytics business. Our repository services offer clients a secure extranet and web-hosting service for critical information. Previously, our technology practice was managed within our forensic/litigation practice. We have presented estimated 2005 segment results to compare to our 2006 presentation. However, if our technology practice had been managed as a separate segment during 2005, our actual results may have differed significantly as items such as direct bonuses and allocations of selling, general and administrative expenses may have been computed differently.

We manage FD, which we acquired as of October 4, 2006, as our strategic communications consulting segment. Through our strategic communications practice, we provide advice and consulting related to financial communications, brand communications, public affairs and issues management and business consulting. Our financial communications service offerings include strategic boardroom advice, financial calendar support, mergers and acquisitions transactions, investor relations, financial and business media relations, capital market intelligence, initial public offerings, debt markets, corporate restructuring, proxy solicitation, corporate governance, corporate social responsibility advice and regulatory communications. The brand communications practice provides creative services to build consumer and business-to-business brands. Its communication service offerings include strategic marketing advice, business-to-business marketing consultancy, media relations, brand consultancy and repositioning, qualitative and quantitative research, sponsorship consultancy, thought leadership consultancy, launch and event management, strategy and event management and consumer communications. The public affairs and issues management practice helps to shape messages to policymakers and respond to crisis situations. The services of public affairs include political intelligence, policy formation, political and media campaigns, third party and coalition mobilization, state aid, monopoly and anti-trust regulatory affairs. The services of issues management include business continuity planning, crisis communications planning, crisis handling, media relations, reputation rehabilitation and simulation exercises. The business consulting practice has dedicated teams providing strategic advice and solving business problems by utilizing world-class research and methodologies. The consulting services offered include corporate strategy, growth strategy, cost management, mergers and acquisitions, organization, performance improvement, private equity and revenue enhancement.

Recent Events Affecting Our Operations. Effective January 1, 2006, we adopted Statement No. 123(R) using the modified prospective transition method under which prior period amounts are not restated for comparative purposes. In 2006, we began to recognize expense in our statement of operations associated with all share-based awards based on the grant-date fair value of the awards. As a result of adopting Statement No. 123(R), our results of operations are different than they would have been if we had continued to account for share-based compensation under APB Opinion No. 25. If we had continued to account for share-based compensation under APB Opinion No. 25:

•	for the three months ended September 30, 2006,

•	our income before income taxes would have been $2.8 million higher;

•	our net income would have been $2.0 million higher;

•	our basic earnings per share would have been $0.05 higher than our reported basic loss per share of $0.01; and

•	our diluted earnings per share would have been $0.05 higher than our reported diluted loss per share of $0.01; and

•	for the nine months ended September 30, 2006,

•	our income before income taxes would have been $8.3 million higher;

•	our net income would have been $6.2 million higher;

•	our basic earnings per share would have been $0.15 higher than our reported basic earnings per share of $0.63; and

•	our diluted earnings per share would have been $0.15 higher than our reported diluted earnings per share of $0.61.

As of September 30, 2006, there was $17.9 million of unrecognized compensation cost related to unvested stock options, net of forfeitures. That cost is expected to be recognized ratably over a weighted-average period of 3.8 years as the options vest. See note 2 to our unaudited condensed consolidated financial statements for more detailed information.

In January 2006, we completed our acquisition of Competition Policy Associates, Inc., or Compass. The total acquisition cost, net of post-closing adjustments, was about $73.4 million consisting of net cash of $46.9 million, $0.4 million of transaction costs and 909,346 restricted shares of common stock valued at $26.1 million. Compass is a top competition economics consulting firm, with offices in Washington, D.C. and San Francisco. Compass provides services that involve sophisticated economic analysis in the context of antitrust disputes, mergers and acquisitions, regulatory and policy debates, and general commercial litigation across a broad range of industries in the United States, Europe and the Pacific Rim. Compass operates as part of our economic consulting group.

Through September 30, 2006, we have entered into employment arrangements with 28 senior managing directors in our corporate finance practice. Most of these professionals signed employment agreements that cover an initial term of five years and include automatic one-year renewal options. The agreements provide for fixed salary and participation in compensation payment plans (for the practice group, including incentive awards based on financial measures such as earnings before interest, income taxes, depreciation of property and equipment and amortization of other intangible assets, or EBITDA.) The employment agreements also provide for initial and periodic equity incentives in the form of stock options or restricted share-based awards. The initial grants of equity incentive awards generally vest over a six-year period. Periodic equity awards will, in most cases, vest over periods ranging from three to five years. In lieu of paying cash signing bonuses, we also extended unsecured general recourse forgivable loans to professionals, provided they were not executive officers. All or a portion of the loans may be forgiven in certain circumstances after the fifth year of service. We believe the loan arrangements enhance our ability to attract and retain senior professionals. The forgivable loans require repayment in full prior to the fifth year of service if the employee’s employment terminates, based on certain events specified in the agreement. If the employee’s employment terminates after the fifth year of service all or a portion of the principal amount of the loan and accrued interest could be forgiven. In connection with the agreements we entered into during the nine months ended September 30, 2006,

•	we issued stock options to purchase a total of 670,000 shares of common stock at exercise prices equal to the fair market value of our common stock in each case as of the date that was the later of the date of approval by our Compensation Committee or the effective date of the new employment agreement entered into by the employee;

•	we issued 98,000 restricted share awards; and

•	we funded $21.7 million of forgivable loans provided to senior managing directors in the corporate finance/restructuring practice who entered into new employment arrangements during the period.

During the nine months ended September 30, 2006, we issued forgivable loans and refundable signing bonuses totaling about $40 million.

Long-term employment agreements generally provide for salary continuation benefits, accrued bonuses, accelerated vesting of equity awards and other benefits beyond the termination date if the professional leaves our employ for certain reasons prior to the agreement’s expiration date. The length and amount of payments we make, following the termination or resignation of a professional who is a party to a long-term employment agreement, varies depending on whether the professional resigned or was terminated with cause or good reason, resigned or was terminated without cause or good reason, died or became disabled, retired or was terminated as a result of a change of control. Our employment agreements generally contain non-competition and non-solicitation covenants, which under various circumstances, may extend beyond the applicable expiration or termination date depending upon the reason for termination. Under the non-competition covenants, the professional generally agrees not to offer or perform consulting services of the type performed during his employment, directly, or indirectly through another person or entity, in competition with us, within specified geographic areas, subject, in some cases, to certain exceptions. Generally, the professional also agrees not to solicit business regarding any case, matter or client the professional worked on our behalf, or to solicit, hire, or influence the departure of any of our employees, consultants or independent contractors. Under the general terms of the long-term employment agreement, the professional also agrees to maintain the confidentiality of our proprietary information and affirm that we are the owners of copyrights, trade marks, patents and inventions developed during the course of employment.

In July 2006, we completed our acquisition of International Risk Limited which is headquartered in Hong Kong. The total acquisition cost was about $12.0 million consisting of $9.0 million in cash and 114,618 restricted shares of common stock valued at $3.0 million. The purchase agreement also provides future contingent consideration based on specified financial objectives over the next 6 years. International Risk provides comprehensive business risk solutions including investigative due diligence services, fraud and corporate investigations, business intelligence, brand protection and intellectual property strategies, political risk assessments and crisis containment services. International Risk provides services to clients in Asia, Europe and the United States and operates as part of our forensic/litigation practice.

In September 2006, we completed our acquisition of Brower, Kriz & Stynchcomb, or BKS, a construction consulting firm based in Maryland specializing in critical path method schedule development, technical schedule review and progress evaluation. The total acquisition cost was about $11.5 million consisting of $10.5 million in cash and 40,816 restricted shares of common stock valued at $1.0 million. The purchase agreement also provides future contingent consideration based on specified financial objectives over the next 5 years. BKS operates as part of our forensic/litigation practice.

During the third quarter of 2006, we recorded special charges totaling $23.0 million. The charges reflect actions we took to address certain underperforming operations. In particular, we restructured our corporate finance U.K. operations and consolidated certain of our non-core practices in the United States, primarily through reductions in workforce. The charges consist of:

•	$22.1 million of severance and other contractual employee related costs associated with the reduction in workforce, including $0.6 million related to the accelerated vesting of share-based awards; and

•	a $0.9 million non-cash intangible impairment charge associated with the contract backlog we acquired in May 2005 in connection with our acquisition of Cambio Health Solutions.

These actions had the impact of reducing total headcount by 61, including 51 of our revenue-generating professionals. We reduced the number of revenue-generating professionals by 11 in our forensic/litigation practice, by 21 in our corporate finance/restructuring practice and by 19 in our economic consulting practice. We expect to make cash payments in connection with the reduction in workforce during the remainder of 2006 and continuing through 2008.

Transactions Affecting our Operations after September 30, 2006. On October 3, 2006, we completed the issuance and sale in a private placement of the old notes, generating net cash proceeds of $207.5 million after deducting fees and expenses and the initial purchasers’ discounts. Cash interest is payable semiannually beginning April 1, 2007 at a rate of 7.75% per year.

In October 2006, we completed our acquisition of approximately 97% of the share capital of FD, a global strategic business and financial communications consulting firm headquartered in London. FD provides consulting services related to financial communications, brand communications, public affairs and issues management and strategy development. The total acquisition cost (including the cost of acquiring the approximately 3% of the share capital of FD that is outstanding) is anticipated to be approximately $260.6 million, including transaction costs. The total acquisition cost consists of approximately $225.8 million in cash, approximately 1.2 million shares of restricted common stock, loan notes payable to the certain sellers of FD shares in the aggregate principal amount of approximately $6.9 million, and deferred purchase obligations. We funded the cash portion of the purchase price through the issuance of the old notes and borrowings of $40.0 million under our amended and restated senior secured credit facility.

Financial and Operating Overview. We derived substantially all of our revenues from providing professional services to our clients in the United States. Over the past several years the growth in our revenues and profitability has resulted primarily from the acquisitions we have completed and also from our ability to attract new and recurring engagements. As a result of our acquisition of FD, a larger percentage of our revenues will be generated from services we provide outside of the U.S.

Most of our services are rendered under time-and-expense arrangements that require the client to pay us a fee for the hours that we incur at agreed upon rates. Under this type of arrangement, we also bill our clients for reimbursable expenses, which may include the cost of the production of our work products and other direct expenses that we incur on behalf of the client, such as travel costs and materials that we purchase to produce presentations for courtroom proceedings. We also have performance-based engagements in which we earn a success fee if and when certain predefined outcomes occur. This type of success fee may supplement a time-and-expense arrangement. Success fee revenues may cause significant variations in our revenues and operating results due to the timing of achieving the performance-based criteria.

During the three months ended September 30, 2006, our revenues increased $28.9 million, or 21.7%, as compared to the three months ended September 30, 2005. During the nine months ended September 30, 2006, our revenues increased $117.4 million, or 31.4%, as compared to the nine months ended September 30, 2005. Revenues increased in each of our operating segments for the three- and nine-month periods ended September 30, 2006 as compared to 2005. This growth is primarily attributable to an increase in the number of billable professionals we employ, improvements in the general economic conditions under which we operate and the acquisitions we completed during 2005 and 2006. See “—Results of Operations” for a more detailed discussion and analysis of our financial results.

During the year ended December 31, 2005, our revenues increased $112.5 million, or 26.4%, as compared to the year ended December 31, 2004. Revenues increased in each of our operating segments for the year ended December 31, 2005 as compared to 2004. This growth is primarily attributable to an increase in the number of billable professionals we employ, improvements in the general economic conditions under which we operate and the acquisitions of Ringtail and Cambio completed during 2005. In addition, during December 2005 we received a $22.5 million success fee which contributed to the increase.

During the year ended December 31, 2004, our revenues increased $51.3 million, or 13.7%, as compared to the year ended December 31, 2003. Revenues increased by 73.3% in our forensic/litigation/technology practice and by 397.5% in our economic consulting practice. This growth was almost entirely due to the acquisitions we completed during the fourth quarter of 2003 and to a lesser extent from internal growth. Although total revenues increased, the reduced volume of new business in the restructuring market and the unanticipated departure of a number of billable professional staff in our corporate finance/restructuring practice resulted in a 36.4% decrease in revenues from those services during 2004 as compared to 2003.

Our financial results are primarily driven by:

•	the utilization rates of the billable professionals we employ;

•	the number of billable professionals we employ;

•	the rates per hour we charge our clients for service;

•	the number and size of engagements we secure; and

•	demand for our software products and other technology services.

Utilization Rates of Billable Professionals

We calculate the utilization rate for our professionals by dividing the number of hours that all of our professionals worked on client assignments during a period by the total available working hours for all of our professionals, assuming a 40-hour work week and a 52-week year. Available working hours include vacation and professional training days, but exclude holidays. Utilization rates are presented for each of our segments that primarily bill clients on an hourly basis. While we began to manage our technology practice as a separate reportable operating segment in 2006, we have not presented a utilization rate for this segment as more than half of its revenues are not generated on an hourly basis.

	Year Ended December 31,
	2003	2004	2005
Forensic/Litigation	70%	74%	76%
Corporate Finance/Restructuring	91%	82%	82%
Economic Consulting	82%	78%	82%

	Three Months Ended September 30,			Nine Months Ended September 30,
	2005	2006	Percentage Change	2005	2006	Percentage Change
Forensic/Litigation	72%	73%	1.4%	76%	78%	2.6%
Corporate Finance/Restructuring	79%	73%	(7.6)%	82%	76%	(7.3)%
Economic Consulting	80%	76%	(5.0)%	84%	80%	(4.8)%

Utilization of our professionals is affected by a number of factors, including:

•	the number, size and timing of client engagements;

•	the hiring of new professionals, which generally results in a temporary drop in our utilization rate during the transition period for new hires;

•	our ability to forecast demand for our services and thereby maintain an appropriate level of professionals;

•	conditions affecting the industries in which we practice as well as general economic conditions;

•	the timing of staff vacations; and

•	conditions affecting the industries in which we practice as well as general economic conditions.

Three and nine months ended September 30, 2006 compared to three and nine months ended September 30, 2005

During the three- and nine-month periods ended September 30, 2006, our utilization rates decreased as compared to 2005 in our corporate finance/restructuring and economic consulting practices. The utilization of professionals in our corporate finance/restructuring practice decreased primarily due to a decrease in the number of bankruptcy cases in the United States which has caused a decline in demand for our restructuring and turnaround services. In addition, our corporate finance/restructuring group in the U.K. was underperforming and experienced low utilization rates. We took actions to reduce our workforce in the U.K. As a result, we expect utilization rates to improve in our corporate finance/restructuring practice. The utilization of professionals in our economic consulting practice decreased primarily due to an acquisition we completed on July 31, 2005. These professionals who provide strategy and brand consulting services have a lower utilization rate than we have historically experienced. In addition, demand for our economic consulting services was very high during 2005 and the first quarter of 2006 and began to decline to more normal levels beginning in the second quarter of 2006.

Our utilization rate is highly impacted by seasonal factors such as the vacation of our staff as well as client personnel. As a result, utilization rates are lower during the summer months of the third quarter than we experience during the first half of the year.

Year ended December 31, 2005 compared to year ended December 31, 2004

During the year ended December 31, 2005, our utilization rates increased as compared to 2004 in our forensic/litigation and economic consulting practices. The increased utilization rate in our economic consulting practice is primarily attributable to larger client assignments in 2005 as compared to 2004 and to more robust market conditions. The increased utilization rate in our forensic/litigation practice for the year ended December 31, 2005 as compared to 2004 is primarily attributable to more robust market conditions in 2005 and also due to the dispute advisory services business of KPMG that we acquired in the fourth quarter of 2003. The overall utilization rate of these professionals was low during 2004 after completion of the acquisition. This had a negative impact on the overall utilization rate for this practice during 2004. Our utilization rate is highly impacted by seasonal factors such as the vacation of our staff as well as client personnel. As a result, utilization rates are lower during the summer months of the third quarter than we experience during the first half of the year.

Year ended December 31, 2004 compared to year ended December 31, 2003

During the first half of 2003, utilization rates were high and our financial performance was strong across all practice areas. However, during the third quarter of 2003, demand for our corporate finance/restructuring services began to decline, primarily resulting from a strengthening economy coupled with a decline in the volume of new business in the restructuring market. As a result of economic conditions, utilization rates decreased in our corporate finance/restructuring practice during 2003. The unanticipated departures of professionals from this practice area during the first quarter of 2004 resulted in a further reduction to utilization rates beginning in 2004, since these professionals were highly utilized. Beginning in late 2003, we began to mitigate the impact of declining utilization rates by reassigning our corporate finance/restructuring professionals to other practice areas where demand was higher. We also began to more closely manage our professional staffing levels to optimize our utilization rates. We believe we successfully implemented our business strategy as evidenced by the stabilization of the utilization rates generated by this practice area.

During the year ended December 31, 2004, the utilization rate in our forensic/litigation practice was higher than for the same period of 2003. This is primarily attributable to the dispute advisory services business of KPMG that we acquired in the fourth quarter of 2003. The overall utilization rate of these professionals was much lower than we anticipated for the first few months after completion of the acquisition. This had a negative impact on the overall utilization rate of this practice late in 2003 and early in 2004. However, utilization rates improved beginning late in the first quarter of 2004, resulting in a higher utilization rate in 2004 as compared to 2003.

The utilization rate for economic consulting practice in 2004 predominately reflects the results of the Lexecon business we acquired in the fourth quarter of 2003. Prior to the Lexecon acquisition, our economic consulting practice was relatively small and the utilization rates in 2003 primarily reflect the impact of several large engagements that were ongoing at that time.

Number of Revenue—Generating Professionals

Revenue-generating professionals include both billable consultants that generate revenues based on hourly billing rates and other revenue-generating employees who support our customers or develop software products.

	Year Ended December 31,
	2003		2004		2005
	Headcount	% of Total	Headcount	% of Total	Headcount	% of Total
Forensic/Litigation/Technology(1)	343	41.5%	357	47.9%	485	48.3%
Corporate Finance/Restructuring	305	36.9%	243	32.6%	336	33.4%
Economic Consulting	179	21.6%	145	19.5%	184	18.3%

Total Company	827	100.0%	745	100.0%	1,005	100.0%

(1)	The 2005 headcount includes 155 professionals that formed our technology practice beginning in 2006. Prior to 2006, we did not manage our technology practice as a separate reportable operating segment.

	September 30, 2005		September 30, 2006		Percent Change
	Headcount	% of Total	Headcount	% of Total
Forensic/Litigation	326	33.7%	389	33.5%	19.3%
Corporate Finance/Restructuring	333	34.5%	333	28.6%	—
Economic Consulting	171	17.7%	202	17.4%	18.1%
Technology	136	14.1%	238	20.5%	75.0%

Total Company	966	100.0%	1,162	100.0%	20.3%

Three and nine months ended September 30, 2006 compared to three and nine months ended September 30, 2005

The number of revenue-generating professionals was affected by actions we took to reduce our workforce beginning in September 2006. These actions had the impact of reducing the number of revenue-generating professionals by 11 in our forensic/litigation practice, by 21 in our corporate finance/restructuring practice and by 19 in our economic consulting practice. The number of billable employees in the forensic/litigation practice increased primarily due to the acquisitions we completed during the third quarter of 2006. Excluding the impact of the workforce reduction, the number of billable professionals in the corporate finance/restructuring practice increased primarily due to the expansion of our lender and transaction support group that assists lenders and other institutional clients in performing financial due diligence for loans, acquisitions and other transactions, such as stock option accounting issues. The number of billable professionals in the economic consulting practice increased primarily due to the acquisition of Compass in January 2006 that added 26 revenue-generating professionals. The number of revenue-generating employees in our technology practices increased from September 30, 2005 to September 30, 2006 primarily due to increased demand for our services that began during the second half of 2005.

Year ended December 31, 2005 compared to year ended December 31, 2004

The number of revenue-generating employees in the forensic/litigation/technology practice increased from December 31, 2004 to December 31, 2005 due to increased demand for services as well as the acquisition of Ringtail on February 28, 2005. This acquisition added 23 revenue-generating professionals to the forensic/litigation/technology practice. These professionals primarily develop software products. The number of billable professionals in the corporate finance/restructuring practice increased during 2005. In addition, the acquisition of Cambio on May 31, 2005 added 56 revenue-generating professionals to the corporate finance/restructuring practice. During 2005, the number of billable professionals in the economic consulting practice increased in response to increased demand for economic consulting services resulting from improving market conditions.

Year ended December 31, 2004 compared to year ended December 31, 2003

The number of revenue-generating employees decreased from December 31, 2003 to December 31, 2004 largely due to the decrease in demand for our corporate finance/restructuring services. In addition, during the first quarter of 2004, about 60 professionals departed from our corporate finance/restructuring practice. During the first quarter of 2004, about 35 employees were reorganized from the economic consulting practice to the forensic/litigation/technology practice, resulting in a decrease in the headcount in the practice area.

Average Billable Rate per Hour

We calculate average billable rate per hour by dividing (a) employee revenues for the period; excluding:

•	revenues generated from utilizing outside consultants;

•	revenues not associated with billable hours;

•	revenues resulting from reimbursable expenses; and

•	any large success fees not substantially attributable to billable hours generated by our professionals;

by (b) the number of hours worked on client assignments during the same period.

Average billable rates are presented for each of our segments that primarily bill clients on an hourly basis. While we began to manage our technology practice as a separate reportable operating segment in 2006, we have not presented average billable rates for this segment as more than half of its revenues are not generated on an hourly basis.

	Year Ended December 31,
	2003	2004	2005
Forensic/Litigation/Technology	$270	$287	$275
Corporate Finance/Restructuring	393	407	396
Economic Consulting	270	366	368
Total Company(1)	347	343	332

(1)	Prior to 2006, we did not manage our technology practice as a separate reportable operating segment. If we had managed our technology practice separate from our forensic/litigation practice, we estimate the average billable rate per hour would have been $284 for our forensic/litigation practice.

	Three Months Ended September 30,			Nine Months Ended September 30,
	2005	2006	Percent Change	2005	2006	Percent Change
Forensic/Litigation	$287	$332	15.7%	$289	$307	6.2%
Corporate Finance/Restructuring	388	417	7.5%	399	402	0.8%
Economic Consulting	368	393	6.3%	375	383	1.9%

Average billable rates are affected by a number of factors, including:

•	the relative mix of our billable professionals (utilization and number of billable professionals at varying levels of billing rates);

•	our standard billing rates, which we have increased across all practices;

•	our clients’ perception of our ability to add value through the services we provide;

•	the market demand for our services;

•	introduction of new services by our competitors;

•	the pricing policies of our competitors;

•	the mix of services that we provide;

•	the level of revenue realization adjustments made during the period, including adjustments for potential or court ordered fee and expense adjustments; and

•	general economic conditions.

Three and nine months ended September 30, 2006 compared to three and nine months ended September 30, 2005

Average billable rate per hour increased in our forensic/litigation practice primarily due to planned increases in billing rates during the third quarter of 2005 and the first and third quarters of 2006. Average billable rate per hour increased in our corporate finance/restructuring practice during the three and nine months ended September 30, 2006 as compared to 2005 primarily due to improved realization, higher success fees and a change in staff mix. Average billable rate per hour increased in our economic consulting practice during the three months ended September 30, 2006 as compared to 2005 primarily to due to planned billing rate increases implemented by Compass during the quarter. During the nine months ended September 30, 2006 as compared to 2005, the increase in average billable rate for the economic consulting practice was primarily due to planned billing rate increases implemented by our Lexecon group in January of 2006 and to a lesser extent due to the acquisition of Compass.

Year ended December 31, 2005 compared to year ended December 31, 2004

Average billable rate per hour decreased in our forensic/litigation/technology practice for the year ended December 31, 2005 as compared to 2004 primarily due to an increase in the proportion of billable professionals at lower levels, resulting in lower billing rates relative to the prior year. Our corporate finance/restructuring practice implemented bill rate increases during the second quarter of 2004, during the third quarter of 2004 as a result of promotions and again during the first quarter of 2005. However, the average billable rate per hour decreased in this practice primarily due to the following:

Changes in staff mix consisting of:

•	a 169.3% increase from 2004 to 2005 in the number of billable hours at the lowest billing rate levels as compared to a 15.6% increase in the number of billable hours at the highest levels;

•	an increase in utilization of the professionals at the lowest billing rate levels from 2004 compared to 2005 while utilization of the highest billing professionals decreased during the same period; and

•	an increase in realization adjustments.

Average billable rate per hour increased in our economic consulting practice primarily due to an increase in demand for these services and fee increases implemented in the first and third quarters of 2005 offset by higher utilization of professionals at lower billing rate levels.

Year ended December 31, 2004 compared to year ended December 31, 2003

Our average billable rate per hour increased across all practice areas for the year ended December 31, 2004 as compared to 2003. The improvement in average billable rates by practice area is the result of several factors, including:

•	bill rate increases implemented throughout our corporate finance/restructuring practice during the second quarter of 2004, and as a result of promotions during the third quarter of 2004;

•	a change in the mix of billable professionals in our corporate finance/restructuring practice, which resulted in an increasing percentage of our professional employees being billable at higher rates; and

•	an increase in the billable rates in our economic practice attributable to the Lexecon acquisition.

Although average billable rates increased across all of our practice areas during 2004 as compared to 2003, the total company average billable rate decreased. This decrease is due to a larger percentage of our business being generated in 2004 by the forensic/litigation/technology practice which has lower billable rates than our corporate finance/restructuring practice. In 2003, our corporate finance/restructuring practice accounted for 68.0% of our consolidated revenues, while in 2004, our corporate finance/restructuring practice accounted for 38.1% of our consolidated revenues. At the same time, the percentage of consolidated revenues generated by our forensic/litigation/technology practice increased from 27.4% during 2003 to 41.8% during 2004.

Segment Profits

We evaluate the performance of our operating segments based on income before income taxes, net interest expense, depreciation, amortization, special charges and corporate selling, general and administrative expenses, which we refer to as segment profits. Segment profit consists of the revenues generated by that segment, less the direct costs of revenues and selling, general and administrative costs that are incurred directly by that segment as well as an allocation of some centrally managed costs, such as information technology services, marketing and facility costs. Unallocated corporate costs include costs related to other centrally managed administrative costs. These administrative costs include corporate office support costs, costs relating to accounting, human resources, legal, company-wide business development functions, as well as costs related to overall corporate management.

Three and nine months ended September 30, 2005 compared to three and nine months ended September 30, 2006

	2005		2006		Percent Change
	Segment Profits	% of Segment Revenues	Segment Profits	% of Segment Revenues
	(dollars in thousands)
Three Months Ended September 30
Forensic/Litigation	$9,564	25.1%	$13,352	28.5%	39.6%
Corporate Finance/Restructuring	14,084	28.4%	12,026	23.7%	(14.6)%
Economic Consulting	7,211	25.4%	7,631	22.1%	5.8%
Technology	7,222	42.2%	11,346	37.9%	57.1%
Corporate	(7,803)	—	(9,644)	—	(23.6)%

Total Company	$30,278	22.7%	$34,711	21.4%	14.6%

Nine Months Ended September 30
Forensic/Litigation	$33,862	29.5%	$39,702	27.9%	17.2%
Corporate Finance/Restructuring	41,281	30.5%	36,412	23.5%	(11.8)%
Economic Consulting	19,880	24.4%	25,877	23.9%	30.2%
Technology	16,782	39.8%	34,270	39.8%	104.2%
Corporate	(23,676)	—	(33,799)	—	(42.8)%

Total Company	$88,129	23.6%	$102,462	20.9%	16.3%

Segment profits increased by $4.4 million for the three-month period ended September 30, 2006 as compared to 2005 and by $14.3 million for the nine-month period ended September 30, 2006 as compared to 2005. The increase in segment profits for the three- and nine-month periods ended September 30, 2006 as compared to 2005 was driven by several factors, including the following:

•	a $3.8 million and a $5.8 million increase attributable to our forensic/litigation practice. The increase was primarily due to planned billing rate increases implemented in the first and third quarters of 2006 and improvements in segment profit related to a large client assignment that was substantially completed during the first quarter of 2006 that resulted in higher than normal utilization rates during that quarter. In addition, the acquisitions we completed during the third quarter of 2006 contributed $0.8 million to the increase.

•	a $2.1 million and a $4.9 million decrease in segment profits attributable to our corporate finance/restructuring practice. Segment profits declined primarily due to our operations in the U.K. which experienced a $1.8 million quarterly decline and a $5.6 million year-to-date decline in segment profits where the growth in compensation expense significantly exceeded the growth in revenues. The acquisition of Cambio contributed $2.7 million to the decrease in segment profits for the three-month period and $0.2 million to the decrease for the nine-month period. We also increased our investment in our current and recently hired professionals. As described above, we entered into new employment agreements with our current senior managing directors in this practice during 2006 that also resulted in an increase in salary expense, an increase in share-based compensation expense and an increase in expense related to the forgivable loans granted in connection with employment contract renewals. The increase in compensation related expenses relating to newly hired senior professionals coupled with a decrease in utilization rates has also resulted in a decrease of segment profits in this practice. Segment profits for our investment banking practice increased by $1.9 million during the three-month period and by $1.5 million during the nine-month period primarily due to a success fee earned during the third quarter of 2006.

•	a $0.4 million and a $6.0 million increase attributable to our economic consulting practice. For the three-month period, segment profits increased $2.5 million due to our acquisition of Compass offset by the performance of certain non-core practices. For the nine-month period, segment profits increased $8.1 million due to our acquisition of Compass also offset by the performance of certain non-core practices.

•	a $4.1 million and a $17.5 million increase attributable to our technology practice primarily driven by $0.6 million and $5.1 million of increased segment profits for Ringtail and an increase in demand for our technology services and products. Growth in our technology segment is being driven by the offerings of end-to-end solutions to our customers and the addition of a technical sales team, resulting in increasing sales of our electronic evidence and other services.

•	a $1.8 million and a $10.1 million increase in corporate segment costs that consist primarily of the change in selling, general and administrative expense which is discussed in more detail below under “—Results of Operations—Selling, General and Administrative Expense.”

Following is a detail by segment of the special charges, as described above under “—Recent Events Affecting Our Operations”:

Forensic/Litigation	$9,890
Corporate Finance/Restructuring	7,740
Economic Consulting	4,148
Technology	—
Corporate	1,194

Total Company	$22,972

	Year Ended December 31,
	2003		2004		2005
	Segment Profits	% of Segment Revenues	Segment Profits	% of Segment Revenues	Segment Profits	% of Segment Revenues
	(dollars in thousands)
Forensic/Litigation/Technology	N/A	N/A	$50,556	28.3%	$70,380	32.0%
Corporate Finance/ Restructuring	N/A	N/A	50,714	31.2%	70,809	33.6%
Economic Consulting	N/A	N/A	19,333	22.5%	24,254	22.4%
Corporate	(18,720)	N/A	(26,185)	N/A	(33,857)	N/A

Total	$123,537	32.9%	$94,418	22.1%	$131,586	24.4%

N/A—Not available

Year ended December 31, 2005 compared to year ended December 31, 2004

The increase in segment profits for the year ended December 31, 2005 as compared to 2004 was driven by several factors, including the following:

•	a $19.8 million increase attributable to our forensic/litigation/technology practice. Included in this increase is $8.3 million attributable to the acquisition of Ringtail in February 2005. The remaining increase was due primarily to an increase in the number of billable professionals, coupled with an increase in utilization rates. This resulted in revenues growing at a faster pace than operating costs and thereby generating increased profitability.

•	a $20.1 million increase attributable to our corporate finance/restructuring practice. Improved segment profits in this practice are primarily attributable to the $22.5 million success fee received in the fourth quarter of 2005, which contributed about $13 million to segment profits after providing for incentive compensation. The acquisition of Cambio contributed $3.6 million to the increase. Segment profits also increased due to an increase in the number of billable professionals and billable hours.

•	a $4.9 million increase attributable to our economic consulting practice. This increase was due primarily to an increase in the number of billable professionals, and increased utilization of our professionals coupled with increasing average billable rates which results in increased profitability.

•	offset by a $7.7 million increase in corporate overhead expenses, which is discussed in more detail below under “—Results of Operations—Selling, General and Administrative Expense.”

Prior to 2006, we managed our technology practice within our forensic/litigation practice. We estimate that our technology practice had $62.8 million of revenues and generated $25.0 million of segment profits during 2005. Our acquisition of Ringtail contributed $8.3 million to the estimated segment profits in our technology practice. Excluding our technology practice, we estimate that our forensic/litigation practice had revenues of $157.3 million and generated segment profits of $45.4 million during 2005. We have not presented similar comparative information for 2004 and 2003 as the technology practice was not material to our financial results until we acquired Ringtail in 2005. If our technology practice had been managed as a separate segment during 2005, our actual results may have differed significantly as items such as direct bonuses and allocations of selling, general and administrative expenses may have been computed differently.

Year ended December 31, 2004 compared to year ended December 31, 2003

In 2003, we did not operate our business practices as segments. Accordingly, we did not report results of operations by segment for that year.

Total segment profits decreased during the year ended December 31, 2004 as compared to the comparable period of 2003. This decrease was driven by several factors, including:

•	the decrease in demand for our corporate finance related services, which began late in the third quarter of 2003;

•	the unanticipated departure during the first quarter of 2004 of a number of billable professionals from our corporate finance practice who operated at high utilization rates;

•	lower utilization rates generated by the businesses we acquired in late 2003 relative to our historical experience;

•	lower gross profit margins generated by our recently acquired businesses, particularly Lexecon, an economic consulting business that operates in a competitive environment that typically generates lower gross margins than those experienced by our forensic and corporate finance practices;

•	the increased investment in practice area expansion, including sign-on and direct compensation for several senior level professionals;

•	a $4.7 million loss on abandoned facilities recorded in our corporate segment during 2004 related to the relocation and consolidation of our New York City and one of our Saddle Brook, New Jersey offices; and

•	an increase in corporate overhead expenses driven largely by increased staffing and consulting costs to support our growing organization, to address the requirements of the Sarbanes-Oxley Act and to further strengthen our corporate governance activities.

During 2004, we addressed the decrease in demand for our services through the voluntary and involuntary turnover of our professionals as well as through reassignments of professionals to other practice areas. Our efforts were successful in neutralizing the impact of decreased demand for our services. Any decrease in revenues without a corresponding reduction in our costs would harm our profitability.

Critical Accounting Policies

General. Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates, including those related to bad debts, goodwill, income taxes and contingencies on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. These results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies reflect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition. Our services are primarily rendered under arrangements that require the client to pay us on a time-and-expense basis. We recognize revenues for our professional services rendered under time-and-expense engagements based on the hours incurred at agreed upon rates as work is performed. We recognize revenues from reimbursable expenses in the period in which the expense is incurred. The basis for our policy is the fact that we normally obtain engagement letters or other agreements from our clients prior to performing any services. In these letters and other agreements, the clients acknowledge that they will pay us based upon our time spent on the engagement and at our agreed-upon hourly rates. We are periodically engaged to provide services in connection with client matters where payment of our fees is deferred until the conclusion of the matter or upon the achievement of performance-based criteria. We recognize revenues for these arrangements when all the performance-based criteria are met and collection of the fee is reasonably assured.

Revenues recognized but not yet billed to clients are recorded at net realizable value as unbilled receivables in our consolidated balance sheets. Billings in excess of services provided represent amounts billed to clients, such as retainers, in advance of work being performed.

Some clients pay us retainers before we begin any work for them. We hold retainers on deposit until we have completed the work. We apply these retainers to final billings and refund any excess over the final amount billed to clients, as appropriate, when we complete our work. If the client is in bankruptcy, fees for our professional services may be subject to approval by the court. In some cases, a portion of the fees to be paid to us by a client is required by a court to be held until completion of our work. We make a determination whether to record all or a portion of such a holdback as revenue prior to collection on a case-by-case basis.

Allowance for Doubtful Accounts and Unbilled Services. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our clients to pay our fees or for disputes that affect our ability to fully collect our billed accounts receivable, as well as potential fee reductions or refunds imposed by bankruptcy courts. Even if a bankruptcy court approves of our services, it has the discretion to require us to refund all or a portion of our fees due to the outcome of the case or a variety of other factors. We estimate the allowance for these risks by reviewing the status of all accounts and recording reserves based on our experiences in these cases and historical bad debt expense. However, our actual experience may vary significantly from our estimates. If the financial condition of our clients were to deteriorate, resulting in their inability or unwillingness to pay our fees, or the bankruptcy court requires us to refund certain fees, we may need to record additional allowances or write-offs in future periods. This risk is mitigated to the extent that we may receive retainers from some of our clients prior to performing significant services.

The provision for doubtful accounts and unbilled services is recorded as a reduction to revenues to the extent the provision relates to fee adjustments, estimates of refunds that may be imposed by bankruptcy courts and other discretionary pricing adjustments. To the extent the provision relates to a client’s inability or unwillingness to make required payments, the provision is recorded as bad debt expense which we classify within selling, general and administrative expense.

Goodwill and Other Intangible Assets. As of September 30, 2006, goodwill and other intangible assets represent 66.0% of our total assets. The majority of our goodwill and other intangible assets were generated from acquisitions we have completed since 2002. Other intangible assets include tradenames, customer relationships, contract backlog, non-competition agreements and software. We make at least annual impairment assessments of our goodwill and intangible assets. In making these impairment assessments, we must make subjective judgments regarding estimated future cash flows and other factors to determine the fair value of the reporting units of our business that are associated with these assets. It is possible that these judgments may change over time as market conditions or our strategies change, and these changes may cause us to record impairment charges to adjust our goodwill and other intangible assets to their estimated implied fair value or net realizable value.

Share-Based Compensation. Effective January 1, 2006, we adopted Statement No. 123(R) and began to recognize expense in our statement of operations associated with all share-based awards based on the grant-date fair value of the awards. Compensation expense related to share-based awards is recognized on a straight-line basis based on the value of share awards that are scheduled to vest during the requisite service period. We use the Black-Scholes option pricing model to estimate the fair value of share-based awards, such as stock options and discounts provided for stock purchases under our employee stock purchase plan. However, we use a lattice model to value options that vest upon the earlier of the achievement of a service condition or the achievement of a market condition. The determination of the fair value of share-based awards using an option pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. Depending upon the model used, those assumptions include estimating:

•	the expected term of the award, or the length of time option holders will retain their vested awards;

•	the expected volatility of the market price of our common stock over the expected term;

•	the risk free interest rate expected during the option term;

•	the expected dividends to be paid;

•	the expected post-vesting forfeiture rate; and

•	the expected suboptimal exercise factor, or the ratio by which the stock price must increase before an employee is expected to exercise the option.

We have reviewed each of these assumptions carefully and based on the analysis discussed in note 2 to our unaudited condensed consolidated financial statements determined our best estimate for these variables. Of these assumptions, the expected term of the option, post-vesting forfeiture rate, suboptimal exercise factor and expected volatility of our common stock are the most difficult to estimate since they are based on the exercise behavior of option holders and the expected performance of our common stock. An increase in the volatility of our common stock will increase the amount of compensation expense on new awards. An increase in the expected term of the awards will also cause an increase in compensation expense. An increase in the post-vesting forfeiture rate will cause a decrease in compensation expense as the employee is not likely to hold the option for the contractual term. An increase in the suboptimal exercise factor will cause an increase in the value of the award. Risk-free interest rates are less difficult to estimate, but an increase in the risk-free interest rate will increase compensation expense. We do not currently anticipate paying any dividends on our common stock in the foreseeable future. The dividend yield on our common stock is assumed to be zero since we do not pay dividends and have no current plans to do so in the future.

Under Statement No. 123(R), share-based compensation expense is based on awards ultimately expected to vest and must be reduced for estimated forfeitures. Forfeitures are estimated at the time an award is granted and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated to be between 0% and 3% based on historical experience. Changes in our estimated forfeiture rate could materially impact our estimate of the fair value of share-based compensation and consequently, the related amount of expense recognized in our consolidated Statement of operations.

If factors change and we employ different assumptions in the application of Statement No. 123(R) in future periods, the compensation expense that we record may differ significantly from what we have recorded in the current period. Therefore, we believe it is important for investors to be aware of the high degree of subjectivity involved when using option pricing models to estimate share-based compensation. The Black-Scholes option-pricing model and other models were developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, we believe the existing models do not necessarily provide a reliable measure of the fair value of our share-based awards. Consequently, there is a risk that our estimates of the fair values of our share-based awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Some share-based payments, such as stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that is significantly in excess of the fair values originally estimated on the grant date and reported in our financial statements. There is currently no market-based mechanism nor other practical application to verify the reliability and accuracy of the estimates derived from these valuation models, nor is there a means to compare and adjust the estimates to actual values. Although the fair value of employee share-based awards is determined in accordance with Statement No. 123(R) using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Income Taxes. Our income tax provision consists principally of federal and state income taxes. We generate income in a significant number of states located throughout the United States. Our effective income tax rate may fluctuate due to a change in the mix of earnings between higher and lower state tax jurisdictions and the impact of non-deductible expenses. Additionally, we record deferred tax assets and liabilities using the asset and liability method of accounting which requires us to measure these assets and liabilities using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We have not recorded any significant valuation allowances on our deferred tax assets as we believe the recorded amounts are more likely than not to be realized. If the assumptions used in preparing our income tax provision differ from those used in the preparation of our income tax return, we may experience a change in our effective income tax rate for the year.

Results of Operations

Three and nine months ended September 30, 2006 compared to three and nine months ended September 30, 2005

Revenues

	2005		2006		Percent Change
	Revenues	% of Total	Revenues	% of Total
	(dollars in thousands)
Three Months Ended September 30
Forensic/Litigation	$38,096	28.6%	$46,833	28.9%	22.9%
Corporate Finance/Restructuring	49,605	37.3%	50,725	31.3%	2.3%
Economic Consulting	28,387	21.3%	34,554	21.3%	21.7%
Technology	17,101	12.8%	29,956	18.5%	75.2%

Total Company	$133,189	100.0%	$162,068	100.0%	21.7%

Nine Months Ended September 30
Forensic/Litigation	$114,740	30.7%	$142,058	28.9%	23.8%
Corporate Finance/Restructuring	135,441	36.2%	154,729	31.5%	14.2%
Economic Consulting	81,355	21.8%	108,257	22.1%	33.1%
Technology	42,184	11.3%	86,048	17.5%	104.0%

Total Company	$373,720	100.0%	$491,092	100.0%	31.4%

Revenues for the quarter ended September 30, 2006 increased $28.9 million or 21.7% as compared to the quarter ended September 30, 2005. Revenues for the nine months ended September 30, 2006 increased $117.4 million or 31.4% as compared to the nine months ended September 30, 2005. The increase in revenues is attributable to the following.

•	Forensic/Litigation Practice. Revenues increased by $8.7 million for the three-month period and by $27.3 million for the nine-month period due to the following:

•	a $2.1 million increase during the three- and nine-month periods attributable to our acquisition of International Risk during the third quarter of 2006;

•	a $0.7 million increase during the three- and nine-month periods attributable to our acquisition of Brower, Kriz & Stynchcomb during the third quarter of 2006; and

•	a $5.9 million increase for the three-month period and a $24.5 million increase for the nine-month period primarily due to a planned bill rate increases that went into effect during the third quarter of 2005 and the first and third quarters of 2006, an increase in the number of billable professionals and a large client assignment which was substantially completed during the first quarter of 2006 that temporarily drove up utilization rates.

•	Corporate Finance/Restructuring Practice. Revenues increased by $1.1 million for the three-month period and $19.3 million for the nine-month period due to the following:

•	a $3.2 million decrease and a $6.4 million increase attributable to the acquisition of Cambio that occurred on May 31, 2005;

•	a $2.2 million and a $11.3 million increase attributable to increases in hourly billing rates as well as increases in the number of billable professionals partially offset by decreased utilization rates and increased realization adjustments;

•	a $2.1 million increase for the three-month period and a $1.8 million increase for the nine-month period related to our merger and acquisitions group primarily due to a success fee earned during the third quarter of 2006; offset by

•	a $0.2 million decrease during the nine-month period in revenues related to our corporate finance operations in the U.K.

•	Economic Consulting Practice. Revenues increased by $6.2 million for the three-month period and by $26.9 million for the nine-month period. These increases are primarily due to the acquisition of Compass in January 2006 which contributed $5.9 million to the increase in the three-month period and $17.7 million to the increase in the nine-month period. Improving market conditions throughout 2005 and into the first quarter of 2006 also contributed to the increase during the nine-month period.

•	Technology Practice. Revenues increased by $12.9 million for the three-month period and by $43.9 million for the nine-month period. The acquisition of Ringtail in February 2005 contributed $2.0 million and $9.0 million to the increase. Growth in our technology segment is being driven by the offerings of end-to-end solutions to our customers and the addition of a technical sales team, resulting in increasing sales of our electronic evidence and other services.

Direct Cost of Revenues

	2005		2006		Percent Change
	Cost of Revenues	% of Segment Total	Cost of Revenues	% of Segment Total
	(dollars in thousands)
Three Months Ended September 30
Forensic/Litigation	$21,094	55.4%	$24,923	53.2%	18.2%
Corporate Finance/Restructuring	27,067	54.6%	30,350	59.8%	12.1%
Economic Consulting	17,672	62.3%	22,168	64.2%	25.4%
Technology	7,508	43.9%	14,113	47.1%	88.0%

Total Company	$73,341	55.1%	$91,554	56.5%	24.8%

Nine Months Ended September 30
Forensic/Litigation	$60,652	52.9%	$77,082	54.3%	27.1%
Corporate Finance/Restructuring	71,632	52.9%	93,079	60.2%	29.9%
Economic Consulting	51,129	62.8%	68,584	63.4%	34.1%
Technology	19,465	46.1%	38,151	44.3%	96.0%

Total Company	$202,878	54.3%	$276,896	56.4%	36.5%

Our direct cost of revenues consists primarily of employee compensation and related payroll benefits, including the amortization of signing bonuses, including bonuses given in the form of forgivable loans, share-based compensation, the cost of outside consultants that we retain to supplement our professional staff, reimbursable expenses, including travel and out-of-pocket expenses incurred in connection with an engagement; depreciation on equipment used to support our client engagements and other related expenses billable to clients. Direct cost of revenues decreased as a percentage of revenues in our forensic/litigation practice during the three-month period primarily due to an increase in billing rates implemented during the first and third quarters of 2006. Direct cost of revenues increased as a percentage of revenues in our forensic/litigation practice during the nine-month period and in our corporate finance/restructuring and economic consulting practices during the three- and nine-month periods and our technology practice during the nine-month period ended September 30, 2006 as compared to 2005 primarily due to increased employee compensation expenses as we continue to invest in high quality people, particularly at the senior management level, to respond to the demand for our services. As discussed above, during the second quarter of 2006, we entered into new employment agreements with senior managing directors in our corporate finance/restructuring practice resulting in an increase in salary, bonus, share-based compensation and forgivable loan expenses. In addition, the expansion of our presence in the U.K., where utilization has been low, resulted in expenses increasing at a faster pace than revenues. As a result of our actions to reduce our workforce in the U.K., the U.K. corporate finance/restructuring practice will not continue to have a negative impact on our financial results. In the technology practice, direct cost of revenues increased as a percentage of revenues for the three months ended September 30, 2006 as compared to 2005 primarily due to an increase in incentive compensation and the adoption of a new accounting standard in 2006 that requires us to record expense related to stock options granted.

Selling, General and Administrative Expense

	2005		2006		Percent Change
	Selling, General & Administrative	% of Segment Revenues	Selling, General & Administrative	% of Segment Revenues
	(dollars in thousands)
Three Months Ended September 30
Forensic/Litigation	$7,939	20.8%	$9,006	19.2%	13.4%
Corporate Finance/Restructuring	8,883	17.9%	8,661	17.1%	(2.5)%
Economic Consulting	3,811	13.4%	5,107	14.8%	34.0%
Technology	2,976	17.4%	5,559	18.6%	86.8%
Corporate	8,978	—	11,378	—	26.7%

Total Company	$32,587	24.5%	$39,711	24.5%	21.9%

Nine Months Ended September 30
Forensic/Litigation	$21,821	19.0%	$26,683	18.8%	22.3%
Corporate Finance/Restructuring	23,546	17.4%	26,020	16.8%	10.5%
Economic Consulting	11,236	13.8%	14,774	13.6%	31.5%
Technology	7,463	17.7%	16,555	19.2%	121.8%
Corporate	25,964	—	37,515	—	44.5%

Total Company	$90,030	24.1%	$121,547	24.8%	35.0%

Selling, general and administrative expenses consist primarily of salaries and benefits paid to office and sales staff, including share-based compensation, rent, marketing, corporate overhead expenses, bad debt expense and depreciation and amortization of property and equipment. Segment selling, general and administrative costs include those expenses that are incurred directly by that segment as well as an allocation of some centrally managed costs, such as information technology services, marketing and facility costs. Unallocated corporate selling, general and administrative costs include expenses related to other centrally managed administrative and marketing functions. These costs include corporate office support costs, costs relating to accounting, human resources, legal, company-wide business development and advertising functions, as well as costs related to overall corporate management.

Selling, general and administrative expenses related to our operating segments increased by $4.7 million for the three-month period ended September 30, 2006 as compared to 2005 and by $19.9 million for the nine-month period ended September 30, 2006 as compared to 2005. The increased expenses resulted from the following.

•	Forensic/Litigation Practice. Selling, general and administrative expenses increased by $1.0 million and $4.8 million for the three- and nine-month periods ended September 30, 2006 as compared to 2005. These increases are primarily due to a $0.7 million and a $1.9 million increase in payroll and travel related expenses; a $0.4 million and a $1.3 million increase in outside services and legal expenses; a $0.4 million decrease and a $1.3 million increase in bad debt expense; a $0.2 million and a $0.7 million increase in marketing and advertising related expenses; and a $0.1 million increase and a $0.4 million decrease in rent and other expenses.

•

Corporate Finance/Restructuring Practice. Selling, general and administrative expenses decreased by $0.2 million for the three-month period and increased by $2.5 million for the nine-month period ended September 30, 2006 as compared to 2005. These changes are primarily due to a $0.6 million decrease and a $1.5 million increase in payroll and travel related expenses; a $0.2 million and a $0.7 million increase in marketing and advertising related expenses, a $0.4 million increase in outside services and legal expenses for the nine-month period; a $0.1 million and a $0.3 million increase in bad debt expense; and a $0.1 million increase and a $0.4 million decrease in rent and other expenses. About 50% of the overall increase in selling, general and administrative expenses in this practice during the three-month period ended September 30, 2006 is related to the acquisition of Cambio on May 31, 2005, and during the nine-month period it was about 68%.

•	Economic Consulting Practice. Selling, general and administrative expenses increased by $1.3 million and $3.5 million for the three- and nine-month periods ended September 30, 2006 as compared to 2005. These increases are primarily due to a $0.4 million and a $1.8 million increase in payroll and travel related expenses; a $0.4 million increase in bad debt expense in each period; a $0.1 million and a $0.5 million increase in outside services and a $0.4 million and a $0.8 million increase in rent and other costs. The acquisition of Compass represents 69% of the increase in overall selling, general and administrative expenses for the three-month period and 57% of the increase in expenses for the nine-month period ended September 30, 2006.

•	Technology Practice. Selling, general and administrative expenses increased by $2.6 million and $9.1 million for the three- and nine-month periods ended September 30, 2006 as compared to 2005. These increases are primarily due to a $0.9 million and a $4.0 million increase in payroll and travel related expenses; a $1.2 million and a $3.1 million increase in rent and facility related costs, including depreciation expense; a $0.2 million and a $1.3 million increase in bad debt expense; and a $0.3 million and a $0.7 million increase in marketing and other expenses. Selling, general and administrative expenses have grown in this practice primarily to support its enormous growth over the last year.

Our corporate selling, general and administrative expenses increased by $2.4 million and $11.6 million for the three- and nine-month periods ended September 30, 2006 as compared to 2005. The increase in our corporate selling, general and administrative expenses for the three- and nine-month periods ended September 30, 2006 as compared to 2005 is attributable to the following.

•	a $1.7 million and a $5.8 million increase related to the implementation of a new accounting standard which requires us to expense the fair value of stock options we grant and the fair value of the discount we offer employees who purchase shares under our employee stock purchase plan;

•	a $0.9 million and $2.7 million increase in salaries and benefits as a result of a 20.2% increase in the number of corporate employees necessary to support our growing organization and increased regulatory requirements offset by a decrease in incentive compensation expense during 2006;

•	a $0.6 million and a $1.8 million increase in travel related expenses primarily related to the lease of a corporate aircraft which we entered into in December 2005;

•	a $0.8 million decrease and a $0.5 million increase in office rent and facility related costs, including depreciation and amortization expense; and

•	a $0.8 million increase in marketing and other expenses for the nine-month period primarily attributable to corporate sponsorships and events to promote our company.

Amortization of Other Intangible Assets. Amortization expense related to other intangible assets increased by $0.6 million, or 30.7%, for the three months ended September 30, 2006 as compared to 2005 and by $4.0 million, or 92.9%, for the nine months ended September 30, 2006 as compared to 2005. The increase is primarily due to the acquisition of Cambio that we completed during the second quarter of 2005 and the acquisitions that we completed in 2006. We expect amortization to increase as a result of our acquisitions completed during the third and fourth quarters of 2006.

Interest Expense and Other. Interest expense increased by $1.3 million, or 26.8%, for the three months ended September 30, 2006 as compared to 2005 and increased by $9.0 million, or 98.6%, for the nine months ended September 30, 2006 as compared to 2005. The increase is due to the issuance of our 2005 Notes in August 2005. During the three- and nine-month periods ended September 30, 2005, interest expense primarily consists of interest on our secured bank credit facility. We expect interest expense to increase as a result of the issuance of the old notes.

Early Extinguishment of Term Loans. On August 2, 2005, we used $142.5 million of the net proceeds from our 2005 Notes offerings to repay all outstanding term loan borrowings under our previous senior secured credit facility prior to maturity. As a result of this early extinguishment of debt, we wrote off $1.7 million of unamortized debt financing fees.

Income Tax Provision. Our effective tax rate increased from 42.0% for the three and nine months ended September 30, 2005 to 46.0% for the nine months ended September 30, 2006. This rate increase is primarily due to the implementation of a new accounting standard which requires us to expense the fair value of incentive stock options we grant and the fair value of the discount we offer employees who purchase shares under our employee stock purchase plan. We are not entitled to a tax deduction for these expenses unless a disqualifying disposition occurs. Since we can not predict when or if we will be entitled to a tax deduction for these items, we are unable to record a tax benefit for these items. Excluding the impact of implementing this accounting standard, our effective tax rate was about 43% for the three and nine months ended September 30, 2006.

Year ended December 31, 2005 compared to year ended December 31, 2004

Revenues

	Year Ended December 31,				Percent Change
	2004		2005
	Revenues	% of Total	Revenues	% of Total
	(dollars in thousands)
Forensic/Litigation/Technology	$178,650	41.8%	$220,120	40.8%	23.2%
Corporate Finance/Restructuring	162,495	38.1%	211,027	39.1%	29.9%
Economic Consulting	85,860	20.1%	108,398	20.1%	26.2%

Total Company	$427,005	100.0%	$539,545	100.0%	26.4%

Revenues for the year ended December 31, 2005 increased $112.5 million, or 26.4%, as compared to the year ended December 31, 2004. The increase in revenues is attributable to the following:

Forensic/Litigation/Technology Practice. Revenues increased by $41.5 million during 2005 as compared to 2004. The acquisition of the Ringtail group on February 28, 2005 contributed to the increased revenues by $11.5 million for the year ended December 31, 2005 as compared to 2004. Our existing technology practice also contributed to the increased revenues in this practice by $16.3 million for the year ended December 31, 2005 as compared to 2004. The remaining increase is attributable to an increase in the number of billable professionals and higher utilization rates.

Corporate Finance/Restructuring Practice. Revenues increased by $48.5 million during the year ended December 31, 2005 as compared to 2004 due to the following:

•	a $22.5 million success fee received during the fourth quarter of 2005;

•	a $16.8 million increase attributable to the acquisition of Cambio that occurred on May 31, 2005;

•	a $15.0 million increase attributable to increases in the number of billable professionals as well as increases in hourly billing rates; and

•	a $0.7 million increase attributable to our merger and acquisitions group; offset by

•	a $6.5 million decrease related to the unanticipated departure of a number of billable professionals during the year ended December 31, 2004.

Economic Consulting Practice. Revenues increased by $22.5 million primarily due to increases in the number of billable professionals as well as increased utilization of our professionals relating to increased demand for economic consulting services resulting from more robust market conditions in 2005 as compared to 2004.

Direct Cost of Revenues

	Year Ended December 31,				Percent Change
	2004		2005
	Revenues	% of Total	Revenues	% of Total
	(dollars in thousands)
Forensic/Litigation/Technology	$95,473	53.4%	$112,503	51.1%	17.8%
Corporate Finance/Restructuring	84,877	52.2%	109,617	51.9%	29.1%
Economic Consulting	54,620	63.6%	69,472	64.1%	27.2%

Total Company	$234,970	55.0%	$291,592	54.0%	24.1%

Our direct cost of revenues consists primarily of employee compensation and related payroll benefits, including the amortization of signing bonuses given in the form of forgivable loans, the cost of outside consultants that we retain to supplement our professional staff, reimbursable expenses, including travel and out-of-pocket expenses incurred in connection with an engagement; depreciation on equipment used to support our client engagements and other related expenses billable to clients. Direct cost of revenues decreased as a percentage of revenues for the year ended December 31, 2005 as compared to 2004 for the forensic/litigation/technology practice. This is primarily due to higher utilization rates as well as the acquisition of Ringtail on February 28, 2005, which generates a high gross margin due to the nature of its software business as compared with the historical results of this operating segment. Direct cost of revenues decreased as a percentage of revenues in our corporate finance/restructuring practice primarily due to the net effect of the $22.5 million success fee received in 2005. Excluding the impact of the success fee, direct cost of revenues for the corporate finance/restructuring practice increased as a percentage of revenues to 53% primarily due to an increase in compensation expense as we continue to invest in high quality people, particularly at the senior management level, to respond to increasing demand for our services. Direct cost of revenues as a percentage of revenues in our economic consulting practice remained relatively stable at about 64% for the year ended December 31, 2005 as compared to 2004.

Selling, General and Administrative Expense

	Year Ended December 31,				Percent Change
	2004		2005
	Selling, General & Administrative	% of Segment Revenues	Selling, General & Administrative	% of Segment Revenues
	(dollars in thousands)
Forensic/Litigation/Technology	$36,175	20.2%	$41,637	18.9%	15.1%
Corporate Finance/Restructuring	28,512	17.5%	32,248	15.3%	13.1%
Economic Consulting	12,839	15.0%	15,858	14.6%	23.5%
Corporate	29,204	—	37,984	—	30.1%

Total Company	$106,730	25.0%	$127,727	23.7%	19.7%

Selling, general and administrative expenses consist primarily of salaries and benefits paid to office and sales staff, rent, marketing, corporate overhead expenses, bad debt expense and depreciation and amortization of property and equipment. Segment selling, general and administrative costs include those expenses that are incurred directly by that segment as well as an allocation of some centrally managed costs, such as information technology services, marketing and facility costs. Unallocated corporate selling, general and administrative costs include expenses related to other centrally managed administrative and marketing functions. These costs include corporate office support costs, costs relating to accounting, human resources, legal, company-wide business development and advertising functions, as well as costs related to overall corporate management. Selling, general and administrative expenses decreased as a percentage of revenues across all operating segments for the year ended December 31, 2005 as compared to 2004 except for corporate overhead costs which increased as a percentage of total revenues from 6.8% during 2004 to 7.0% during 2005.

Selling, general and administrative expenses related to our operating segments increased by $12.2 million for the year ended December 31, 2005 as compared to 2004. The increased expenses resulted from the following:

•	Forensic/Litigation/Technology Practice. Selling, general and administrative expenses increased by $5.5 million for the year ended December 31, 2005 as compared to 2004. This increase is primarily due to a $3.5 million increase in rent and facility related costs; a $1.0 million increase in recruiting expenses; a $1.3 million increase in payroll related and other expenses; offset by a $0.3 million decrease in bad debt expense.

•	Corporate Finance/Restructuring Practice. Selling, general and administrative expenses increased by $3.7 million for the year ended December 31, 2005 as compared to 2004. This increase is primarily due to a $1.7 million increase in rent and facility related costs; a $0.9 million increase in recruiting expenses; a $0.5 million increase in outside service and legal expenses; and a $1.7 million increase in payroll related and other expenses; offset by a $1.1 million decrease in bad debt expense.

•	Economic Consulting Practice. Selling, general and administrative expenses increased by $3.0 million for the year ended December 31, 2005 as compared to 2004. This increase is primarily due to a $1.0 million increase in rent and facility related costs; a $0.4 million increase in recruiting expenses; a $1.7 million increase in payroll related and other expenses; offset by a $0.1 million decrease in bad debt expense.

Rent expense increased in our forensic/litigation/technology and corporate finance/restructuring practices primarily due to the relocation of our New York City offices into a larger facility during the fourth quarter of 2004.

Our corporate selling, general and administrative expenses increased by $8.8 million for the year ended December 31, 2005 as compared to 2004. The increased expenses resulted from the following:

•	a $6.5 million increase in salaries, bonuses and related employee expenses as a result of a $3.3 million increase in executive bonus expense and a 20.7% increase in the number of corporate employees necessary to support our growing organization and to comply with increased regulatory requirements;

•	a $0.6 million increase in recruiting expense primarily to expand our executive management team to support a larger organization;

•	a $3.1 million increase related to office rent and facility related costs, including a $1.1 million increase in depreciation and amortization expense, to support a growing corporate services organization;

•	a $1.6 million increase in outside services, primarily due to increases in fees for audit, tax, legal and other consulting services;

•	a $0.8 million increase in advertising and other costs necessary to support a larger organization; offset by

•	a $3.8 million decrease in losses related to subleased facilities in our New York City facilities. See “Overview—Recent Events Affecting Our Operations.”

Amortization of Other Intangible Assets. The amortization expense related to other intangible assets decreased by $0.3 million, or 4.4%, for the year ended December 31, 2005 as compared to 2004 resulting from a $4.4 million increase attributable to the acquisitions completed during 2005, offset by a decrease of $4.7 million as substantially all of the contract backlog, intellectual property and non-competition agreements associated with the acquisitions completed in 2002 and 2003 became fully amortized during 2004 and 2005.

Interest Expense and Other. During 2004 and through the second quarter of 2005, interest expense primarily consisted of interest on our term loans and revolving line of credit. Since August 2, 2005, interest expense is primarily attributable to the debt offerings we completed on that date. Interest expense increased by $8.7 million for the year ended December 31, 2005 as compared to 2004, primarily due to the debt offerings we completed during 2005.

Early Extinguishment of Term Loans. On August 2, 2005, we used $142.5 million of the net proceeds from our 2005 Notes offerings to repay all outstanding term loan borrowings under our previous senior secured credit facility prior to maturity. As a result of this early extinguishment of debt, we wrote off $1.7 million of unamortized debt financing fees.

Discount on Note Receivable. In December 2004, we agreed to discount a note receivable due from the purchasers of one of our former subsidiaries. We discounted this note by $475,000 in exchange for payment of the note ahead of its maturity in 2010. We received this prepayment in January 2005.

Litigation Settlement Gains (Losses), Net. Litigation settlement losses for the year ended December 31, 2005 consists primarily of $0.7 million we paid in May 2005 to settle potential litigation in connection with a company we sold in 2003 as well as $0.9 million for employment related and other smaller settlements.

Year ended December 31, 2004 compared to year ended December 31, 2003

Revenues

	Year Ended December 31,				Percent Change
	2003		2004
	Revenues	% of Total	Revenues	% of Total
	(dollars in thousands)
Forensic/Litigation/Technology	$103,101	27.4%	$178,650	41.8%	73.3%
Corporate Finance/Restructuring	255,336	68.0%	162,495	38.1%	(36.4)%
Economic Consulting	17,258	4.6%	85,860	20.1%	397.5%

Total	$375,695	100.0%	$427,005	100.0%	13.7%

Revenues from continuing operations increased during the year ended December 31, 2004 as compared to 2003. This increase is primarily attributable to the acquisitions we completed during the fourth quarter of 2003 offset by the decrease in demand for our corporate finance/ restructuring services, which began during the third quarter of 2003, as well as the unanticipated departure of professionals from this practice during the first quarter of 2004. The acquisitions of Ten Eyck and the dispute advisory services business from KPMG accounted for about $67.8 million of the $75.5 million increase in revenues from our forensic/litigation/technology practice. The remainder of the increase in revenues from our forensic practice is primarily attributable to growth in our trial consulting business.

The acquisition of Lexecon accounted for substantially all of the increase in revenues related to our economic consulting practice.

Our corporate finance/restructuring practice accounted for 68.0% of our revenues during the year ended December 31, 2003 as compared to 38.1% during the year ended December 31, 2004. Late in the third quarter of 2003, we began to experience a decrease in demand for our corporate finance/restructuring related services, which negatively impacted our revenues from that practice. The departure of a number of our billable professionals in the corporate finance/restructuring practice during the first quarter of 2004 also contributed to the decrease in revenues from that practice. Because this practice generates the highest billable rate per hour, the decrease in revenues attributable to this practice has largely impacted our overall revenue growth. Revenues attributable to this practice stabilized beginning in the second quarter of 2004 after decreasing significantly from the fourth quarter of 2003 to the first quarter of 2004.

Direct Cost of Revenues

	Year Ended December 31,				Percent Change
	2003		2004
	Cost of Revenues	% of Segment Revenues	Cost of Revenues	% of Segment Revenues
		(dollars in thousands)
Forensic/Litigation/Technology	$57,256	55.5%	$95,473	53.4%	66.7%
Corporate Finance/Restructuring	108,826	42.5%	84,877	52.2%	(22.0)%
Economic Consulting	10,347	60.0%	54,620	63.6%	427.9%

Total	$176,429	47.0%	$234,970	55.0%	33.2%

Direct cost of revenues increased as a percentage of revenues in both our corporate finance/restructuring and economic consulting segments primarily due to lower utilization rates experienced by those practices during the year ended December 31, 2004 as compared to the same period in 2003. This resulted from revenues growing at a slower pace than direct costs. In addition:

•	The number of billable professionals in our corporate finance/restructuring practice decreased by 20.3%, from 305 to 243, resulting in a decrease in direct costs in that practice. The unanticipated departure of some of our professionals in this practice during the first quarter of 2004 accounts for the majority of the decrease. This contributed to the increase in direct costs as a percentage of revenues in that practice, primarily because these professionals generally operated at higher utilization rates and higher billable rates than our other professionals.

•	The acquisition of Lexecon, which operates at a lower gross margin than our other operating segments, contributed to the increase in our economic consulting practice.

•	During 2004, we paid $10.6 million in signing bonuses to attract and retain highly-skilled professionals. These signing bonuses were granted in the form of forgivable loans that we are amortizing over periods of one to five years. These signing bonuses increased direct costs during 2004 as compared to 2003 by $0.8 million in the forensic practice, $1.4 million in the corporate finance/restructuring practice and $0.4 million in the economic consulting practice.

Direct cost of revenues as a percentage of revenues for the forensic/litigation/technology practice decreased slightly during 2004 as compared to 2003. This is primarily due to an improvement in utilization rates which resulted in revenues growing at a faster pace than direct costs.

Selling, General and Administrative Expense

	Year Ended December 31,				Percent Change
	2003		2004
	Selling, General & Administrative	% of Segment Revenues	Selling, General & Administrative	% of Segment Revenues
Forensic/Litigation/Technology	N/A	N/A	$36,175	20.2%	N/A
Corporate Finance/Restructuring	N/A	N/A	28,512	17.5%	N/A
Economic Consulting	N/A	N/A	12,839	15.0%	N/A
Corporate	$17,632	N/A	29,204	N/A	65.6%

Total	$78,701	20.9%	$106,730	25.0%	35.6%

N/A—Not available

Selling, general and administrative expense increased as a percentage of our total revenues for the year ended December 31, 2004 as compared to 2003. This increase is largely attributable to increased personnel, facilities and general corporate expenses associated with the businesses we acquired in late 2003. The number of non-billable employees increased by 12.4%, from 258 at December 31, 2003 to 290 at December 31, 2004.

The increase in corporate overhead expenses is primarily related to increased back-office staffing and related costs to support our growing organization. In addition, corporate staffing and consulting costs have increased to address the requirements of the Sarbanes-Oxley Act and to further strengthen our corporate governance activities. In particular, beginning in late 2003 we began expanding our internal legal and audit departments and enhanced our regulatory reporting functions.

Bad debt expense increased as a percentage of revenues from 1.4% for the year ended December 31, 2003 to 1.7% for the year ended December 31, 2004. This increase accounted for $2.0 million of the increase in our total selling, general and administrative expenses. The majority of this increase, or $1.6 million, is attributable to our acquired operations. The remaining increase is primarily attributable to our corporate finance/restructuring practice. The days sales outstanding related to our corporate finance/restructuring practice more than doubled, from just under 30 days to just under 60 days. As a result of the unanticipated departure of professionals during the first quarter of 2004, we returned a large volume of retainers to clients we lost. This resulted in an increase in days sales outstanding, as the remaining part of this practice does not generally obtain large retainers in advance of performing work.

Depreciation and amortization of property and equipment classified within total selling, general and administrative expense increased by $2.1 million, or 34.8%, from the year ended December 31, 2003 as compared to the same period in 2004. This increase is a result of the increase in the furniture and equipment and office build-out necessary to support a larger organization which grew as a result of the acquisitions we completed during the fourth quarter of 2003.

Loss on Abandoned Facilities. During the fourth quarter of 2004, we consolidated our New York City and one of our Saddle Brook, New Jersey offices and relocated our employees into new office facilities in New York City. As a result of this decision, we vacated our leased office facilities prior to the lease termination dates. During the fourth quarter of 2004, we recorded a loss of $4.7 million related to the abandoned facilities.

Special Termination Charges. During the fourth quarter of 2003 we recorded $3.1 million of special termination charges. These charges relate to contractual benefits payable to specified employees as a result of the termination of their employment.

Amortization of Other Intangible Assets. The amortization expense related to other intangible assets increased by $3.2 million, or 85.8%, for the year ended December 31, 2004 as compared to the same period in 2003. This increase is related to the identifiable intangible assets recorded in connection with the acquisitions we completed during the fourth quarter of 2003.

Interest Expense. Interest expense consists primarily of interest on debt we incurred to purchase businesses over the past several years, including the amortization of deferred bank financing fees. Interest expense increased by $1.8 million, or 38.5%, for the year ended December 31, 2004 as compared to 2003. This increase is primarily attributable to higher average borrowings outstanding during 2004 as compared to 2003. Average borrowings increased in the fourth quarter of 2003 and remained at this higher level throughout 2004 as a result of the three business combinations completed in late 2003. During the year ended December 31, 2003, we wrote off $768,000 of deferred bank financing fees as a result of the early extinguishment of long-term debt.

Discount on Note Receivable. In December 2004, we agreed to discount a note receivable due from the owners of one of our former subsidiaries. We discounted this note by $475,000 in exchange for payment of the note ahead of its maturity in 2010. We received this prepayment in January 2005.

Litigation Settlement Gains (Losses), Net. During the fourth quarter of 2004, we reached a settlement on various lawsuits. As a result, we recorded a gain of $1.7 million, net of legal costs.

Income Taxes. Our effective tax rate for continuing operations was 42.1% during 2004 and 40.9% during 2003. Our effective tax rate increased over the past year as a result of an increasing portion of our taxable income being generated in state and local jurisdictions with higher tax rates. See note 9 of Notes to Consolidated Financial Statements for the year ended December 31, 2005 appearing elsewhere in this prospectus for a reconciliation of the federal statutory rate to our effective tax rates during each of these years, and a summary of the components of our deferred tax assets and liabilities. We anticipate that our effective tax rate during 2005 will be similar to 2004.

Liquidity and Capital Resources

Cash Flows

	Year Ended December 31,		Change from Previous Year		Nine Months Ended September 30,		Change from Previous Year
	2004	2005	Dollars	Percent	2005	2006	Dollars	Percent
	(dollars in thousands)
Net cash provided by (used in) operating activities	$58,443	$99,379	$40,936	70.0%	$43,503	$(30,903)	$(74,406)	(171.0)%
Net cash used in investing activities	(13,693)	(64,858)	(51,165)	373.7%	(57,658)	(83,312)	(25,654)	(44.5)%
Net cash (used in) provided by financing activities	(24,811)	93,158	117,969	(475.5)%	103,708	(16,677)	(120,385)	(116.1)%

Nine months ended September 30, 2006 compared to nine months ended September 30, 2005

We have historically financed our operations and capital expenditures solely through cash flows from operations. During the first quarter of our fiscal year, our working capital needs generally exceed our cash flows from operations due to the payments of annual incentive compensation amounts and estimated income taxes. Our cash flows generally improve subsequent to the first quarter of each year.

During the nine months ended September 30, 2006, we have used more cash to fund our operating activities than we did during the nine months ended September 30, 2005. This is primarily due to our increasing investment in our professionals. Our operating assets and liabilities consist primarily of billed and unbilled accounts receivable, accounts payable and accrued expenses and accrued compensation expense. The timing of billings and collections of receivables as well as payments for compensation arrangements affect the changes in these balances. During 2006, we had higher incentive compensation payments than in 2005 primarily due to our strong performance in 2005 as well as the payment of $8.1 million of bonuses in connection with the large success fee we received during the fourth quarter of 2005. In connection with the employment agreements we entered into with senior managing directors in the corporate finance/restructuring practice during the nine months ended September 30, 2006, we funded $21.7 million of forgivable loans. In addition, we funded an additional $18.3 million of forgivable loans and refundable signing bonuses during the period. We also used $8.0 million during 2006 to fund loans in connection with the Compass acquisition.

During 2006, our accounts receivable, net of billings in excess of services provided, have increased across most of our practice areas causing an increase in our cash used in operations as compared to 2005. This is due to increasing revenues and increasing days sales outstanding primarily in our technology and economic segments consistent with industry experience. Our days sales outstanding increased by about 20 days from December 31, 2005 to September 30, 2006. At September 30, 2006, a trade receivable for our economics practice classified within other long-term assets represents $12.0 million of fees for services rendered where payment will not be received until completion of the client engagement. This specific matter causes days sales outstanding to be high in this practice.

Net cash used in investing activities during the nine months ended September 30, 2006 increased $25.7 million as compared to the same period in 2005 primarily due to an increase in cash used to fund acquisition activities. During the nine months ended September 30, 2006, net cash used in investing activities includes $46.9 million used to acquire Compass, which represents the total cash paid for the acquisition of $47.3 million net of $0.4 million of cash received. In addition, we used $19.5 million of cash to complete two other acquisitions during the third quarter of 2006. During the nine months ended September 30, 2005, net cash used in investing activities included $26.3 million of net cash used to acquire Cambio and $19.6 million to fund the Ringtail acquisition, offset by $5.5 million received as payment in full from a note receivable due from the purchasers of one of our former subsidiaries. Capital expenditures have increased slightly during the nine-month period ended September 30, 2006 as compared to 2005. We expect capital expenditures to increase as we continue to invest in our technology practice and renovate or expand our offices. We had no material outstanding purchase commitments as of September 30, 2006.

Our financing activities have consisted principally of borrowings and repayments under long-term debt arrangements as well as issuances of common stock. Our long-term debt arrangements have principally been obtained to provide financing for our business acquisitions or to refinance existing indebtedness. During the nine months ended September 30, 2006, our financing activities primarily consisted of $23.4 million of cash used to repurchase shares of our common stock, offset by $6.5 million of cash received from the exercise of stock options. During the nine months ended September 30, 2005, our financing activities consisted of $350.0 million of gross proceeds from our 2005 Notes offerings and additional term loan borrowings of $50.0 million offset by $155.0 million used to fully repay our term loans; $13.0 million used to pay debt financing costs; and $133.1 million to purchase shares of our common stock.

Since October 2003, our board of directors has authorized us to use up to $219.7 million of cash to purchase, from time to time, shares of our common stock. Our share repurchase program is effective through December 31, 2006. The shares of common stock may be purchased through open market or privately negotiated transactions and will be funded with a combination of cash on hand, existing bank credit facilities or new credit facilities. During the nine months ended September 30, 2006, we purchased and retired 600,000 shares of our common stock at a total cost of $16.6 million. During the nine months ended September 30, 2005, we purchased and retired 5.6 million shares of our common stock at a total cost of about $133.1 million, of which we financed $125.3 million from the net proceeds of our 2005 Convertible Notes offering. Since inception of the program, we have purchased and retired a total of 7.6 million shares of our common stock for a total of $186.2 million leaving $33.5 million authorized for future purchases.

Year ended December 31, 2005 compared to year ended December 31, 2004

During the first quarter of our fiscal year, we used borrowings under our revolving line of credit to finance some of our cash needs for operating activities and capital expenditures. We also used borrowings under our revolving line of credit during the first quarter to finance our acquisition of Ringtail and our share repurchase program, discussed in more detail below. Our cash flows from operations improved during 2004 and 2005 subsequent to the first quarter of each year.

During 2005, our accounts receivable, net of billings in excess of services provided have increased across all practice areas since December 31, 2004. This is primarily due to increasing revenues. Our days sales outstanding have improved since December 31, 2004 due to our increased focus on collection activities. At December 31, 2005, trade receivables classified within other long-term assets include $11.2 million of fees for services rendered where payment will not be received until completion of the client engagement.

Net cash used in investing activities during the year ended December 31, 2005 increased $51.2 million as compared to the same period in 2004. This is primarily due to:

•	the $27.4 million of net cash used to acquire Cambio, which represents the total cash paid for the acquisition of $30.6 million net of $3.2 million of cash received,

•	the $19.6 million we used to fund the Ringtail acquisition, an increase in capital expenditures of $5.9 million to support our growing organization, offset by

•	the $5.5 million we received as payment in full from a note receivable due from the purchasers of one of our former subsidiaries.

Capital expenditures increased from $11.9 million during 2004 to $17.8 million during 2005. Capital expenditures increased by a total of $5.9 million, including a $2.0 million increase due to purchases of computer equipment acquired to directly support client engagements and a $3.9 million increase in spending to relocate and expand our computer data center to support our growing organization and technology business, to modify and expand our office facilities and to acquire additional furniture and information technology equipment.

During the year ended December 31, 2004, our financing activities consisted principally of $16.3 million of principal payments on our term loans. During the year ended December 31, 2005, our financing activities consisted of $350.0 million of gross proceeds from our 2005 Notes offerings and additional term loan borrowings of $50.0 million offset by $155.0 million used to fully repay our term loans and $13.1 million used to pay debt financing costs.

Capital Resources

In connection with the Acquisition, we amended and restated our existing senior secured credit facility. Our amended and restated senior secured credit facility provides for a $150.0 million revolving line of credit. The maturity date of the revolving line of credit is September 30, 2011. We may choose to repay outstanding borrowings under the amended and restated senior secured credit facility at any time before maturity without penalty. Debt under the amended and restated senior secured credit facility bears interest at an annual rate equal to the Eurodollar rate plus an applicable margin or an alternative base rate defined as the higher of (1) the lender’s announced prime rate or (2) the federal funds rate plus the sum of 50 basis points and an applicable margin. Under the amended and restated senior secured credit facility, the lenders have a security interest in substantially all of our assets.

Our amended and restated senior secured credit facility and the indentures governing the exchange notes and 2005 Notes contain covenants which limit our ability to incur additional indebtedness; create liens; pay dividends on, make distributions or repurchases of our capital stock or make specified other restricted payments; consolidate, merge or sell all or substantially all of our assets; guarantee obligations of other entities; enter into hedging agreements; enter into transactions with affiliates or related persons or engage in any business other than the consulting business. The amended and restated senior secured credit facility requires compliance with financial ratios, including total indebtedness to earnings before interest, taxes, depreciation and amortization, or EBITDA; EBITDA to specified charges and the maintenance of a minimum net worth, each as defined under the senior secured credit facility. At September 30, 2006, there were no events of default under the covenants in the amended and restated senior secured credit facility and the indentures governing our 2005 Senior Notes.

As of September 30, 2006, on a pro forma basis after giving effect to the Transactions, our capital resources included approximately $42.5 million of cash and cash equivalents and $110.0 million of borrowing capacity under our revolving line of credit. As of September 30, 2006, we had no borrowings outstanding under our revolving line of credit, however on October 3, 2006; we borrowed $40.0 million under our revolving line of credit in connection with the acquisition of FD. The availability of borrowings under our revolving line of credit is subject to specified borrowing conditions. We use letters of credit primarily as security deposits for our office facilities. Letters of credit reduce the availability under our revolving line of credit. As of September 30, 2006, on a pro forma basis after giving effect to the Transactions, we had $9.6 million of outstanding letters of credit, which reduced the available borrowings under our revolving line of credit to $100.4 million.

Future Capital Needs. We anticipate that our future capital needs will principally consist of funds required for:

•	operating and general corporate expenses relating to the operation of our business;

•	capital expenditures, primarily for information technology equipment, office furniture and leasehold improvements;

•	debt service requirements;

•	funds required to compensate designated senior managing directors under our new incentive compensation program;

•	discretionary funding of our share repurchase program;

•	potential earnout obligations related to our acquisitions; and

•	potential acquisitions of businesses that would allow us to diversify or expand our service offerings.

We anticipate capital expenditures will be about $20.0 million to $24.0 million to support our organization during 2006, including direct support for specific client engagements. Our estimate takes into consideration the needs of our existing business as well as the needs of our recently completed acquisitions, including FD, but does not include the impact of any further purchases that we may be required to make as a result of any future acquisitions or specific client engagements that are not currently contemplated. Our capital expenditure requirements may change if our staffing levels or technology needs change significantly from what we currently anticipate, if we are required to purchase additional equipment specifically to support a client engagement or if we pursue and complete additional business combinations.

Off-Balance Sheet Arrangements.

On July 28, 2005, we entered into an accelerated share repurchase transaction for 2.3 million shares of our common stock as part of our publicly announced share repurchase program. To implement this transaction, we simultaneously entered into a forward contract with an investment bank that was indexed to and potentially settled in our own common stock. The forward contract was a derivative instrument which was classified as equity and therefore considered to be an off-balance sheet arrangement. In February 2006, we made a cash payment of $6.8 million to settle this contract.

We have no other off-balance sheet arrangements other than operating leases and we have not entered into any transactions involving unconsolidated subsidiaries or special purpose entities.

Future Contractual Obligations.

The following table sets forth our estimates as to the amounts and timing of contractual payments for our most significant contractual obligations and commitments as of September 30, 2006. The table also includes our principal and interest obligations with respect to the exchange notes. The information in the table reflects future unconditional payments and is based on the terms of the relevant agreements, appropriate classification of items under generally accepted accounting principles currently in effect and certain assumptions such as interest rates. Future events could cause actual payments to differ from these amounts. See “—Forward-Looking Statements.”

Future contractual obligations related to our long-term debt assume that payments will be made based on the current payment schedule and exclude any additional revolving line of credit borrowings or repayments subsequent to September 30, 2006 and prior to the September 30, 2011 maturity date.

The interest obligation on our long-term debt assumes that the exchange notes and 2005 Senior Notes will bear interest at their stated rates. We enter into derivative contracts, mainly to protect against adverse interest rate movements on the value of our long-term debt, under which we are required to either pay cash to or receive cash from counterparties depending on changes in interest rates. These derivative contracts consist of interest rate swap agreements with notional amounts totaling $60.0 million. Derivative contracts are carried at fair value on our consolidated balance sheet. Because the derivative contracts recorded on our consolidated balance sheet at September 30, 2006 do not represent the amounts that may ultimately be paid under these contracts, they are excluded from the following table. However, our total interest expense will be impacted by net cash flows under these derivative contracts. Further discussion of our derivative instruments is included in note 6 to our consolidated financial statements.

Future contractual obligations related to our operating leases are net of contractual sublease receipts. The payment amounts for capital lease obligations include amounts due for interest.

Contractual Obligations	Total	2006	2007	2008	2009	2010	2011	Thereafter
	(in thousands)
Long-term debt	$565,385	$10	$44	$45	$45	$46	$47	$565,148
Interest on long-term debt	307,066	11,700	37,544	37,543	37,543	37,542	37,542	107,652
Operating leases	156,022	3,409	13,679	14,419	14,579	14,251	13,714	81,971
Capital leases	38	38	—	—	—	—	—	—

Total obligations	$1,028,511	$15,157	$51,267	$52,007	$52,167	$51,839	$51,303	$754,771

The following table sets forth the amounts and timing of contractual payments as of September 30, 2006, on a pro forma basis after giving effect to the Transactions. The table excludes any revolving credit borrowings or any revolving credit repayments under the amended and restated senior secured credit facility prior to the September 30, 2011 maturity date.

Pro Forma Contractual Obligations	Total	2006	2007	2008	2009	2010	2011	Thereafter
	(in thousands)
Exchange notes offered hereby	$215,000	$—	$—	$—	$—	$—	$—	$215,000
Amended and restated senior secured credit facility	40,000	—	—	—	—	—	40,000	—
Notes issued in connection with the Acquisition(1)	6,874	—	3,437	3,437	—	—	—	—
7 5/8% senior notes	200,000	—	—	—	—	—	—	200,000
3 3/4% convertible notes(2)	150,000	—	—	—	—	—	—	150,000
Other long-term debt	385	10	44	45	45	46	47	148
Interest on long-term debt	318,682	12,627	40,844	40,702	40,595	40,594	39,831	103,489
Operating leases	159,926	3,441	13,813	14,553	14,713	14,385	13,848	85,173
Capital leases	38	38	—	—	—	—	—	—

Total obligations	$1,090,905	$16,116	$58,138	$58,737	$55,353	$55,025	$93,726	$753,810

(1)	Reflects the issuance of $6.9 million of loan notes to FD shareholders in connection with the Acquisition.
(2)	The 2005 Convertible Notes are convertible prior to their stated maturity upon the occurrence of certain events beyond our control. Upon conversion, the principal is payable in cash.

Future Outlook.

We believe that our anticipated operating cash flows and our total liquidity, consisting of our cash on hand and $140.4 million of availability under our revolving line of credit are sufficient to fund our capital and liquidity needs for at least the next twelve months. In making this assessment, we have considered:

•	our $22.5 million of cash and cash equivalents at September 30, 2006;

•	funds required for debt service payments, including interest payments on our long-term debt;

•	funds required for capital expenditures during 2006 of about $20.0 million to $24.0 million;

•	funds required to satisfy earnout and other obligations in relation to our acquisitions, including our acquisition of FD;

•	funds required to compensate designated senior managing directors by issuing unsecured forgivable employee loans, which could approximate $50.0 million in 2006;

•	the discretionary funding of our share repurchase program; and

•	other known future contractual obligations.

For the last several years our cash flows from operations have exceeded our cash needs for capital expenditures and debt service requirements. We believe that our cash flows from operations, supplemented by short-term borrowings under our revolving line of credit, as necessary, will provide adequate cash to fund our long-term cash needs from normal operations.

Our conclusion that we will be able to fund our cash requirements by using existing capital resources and cash generated from operations does not take into account the impact of any acquisition transactions, not currently contemplated, or any unexpected changes in significant numbers of employees. The anticipated cash needs of our business could change significantly if we pursue and complete additional business acquisitions, if our business plans change, if economic conditions change from those currently prevailing or from those now anticipated, or if other unexpected circumstances arise that may have a material effect on the cash flow or profitability of our business. Any of these events or circumstances, including any new business opportunities, could involve significant additional funding needs in excess of the identified currently available sources and could require us to raise additional debt or equity funding to meet those needs. Our ability to raise additional capital, if necessary, is subject to a variety of factors that we cannot predict with certainty, including:

•	our future profitability;

•	the quality of our accounts receivable;

•	our relative levels of debt and equity;

•	the volatility and overall condition of the capital markets; and

•	the market prices of our securities.

Any new debt funding, if available, may be on terms less favorable to us than our amended and restated senior secured credit facility or the indentures that govern the exchange notes and the 2005 Notes. See “—Forward-Looking Statements.”

Quantitative and Qualitative Disclosures about Market Risk

We primarily use senior notes, convertible notes and bank credit facilities to finance our obligations. We are exposed to market risk from changes in interest rates and equity prices. Our primary interest rate risk results from changes in the London Interbank Offered Rate, or LIBOR, U.S. Prime and Eurodollar rates, which are used to determine the interest rates applicable to our borrowings. Interest rate changes expose our fixed rate long-term borrowings to changes in fair value and expose our variable rate long-term borrowings to changes in future cash flows. From time to time, we use derivative instruments primarily consisting of interest rate swap agreements to manage this interest rate exposure by achieving a desired proportion of fixed rate versus variable rate borrowings. All of our derivative transactions are entered into for non-trading purposes.

The table below summarizes our market risks from changes in interest rates as of September 30, 2006 and December 31, 2005. Since our financial instruments expose us to interest rate risks, these instruments are presented within each market risk category. The table presents principal cash flows and related weighted average interest rates by year of maturity for our 2005 Notes and our other notes. The table excludes the exchange notes and the potential exercise of the relevant redemption or conversion features of any of our notes. For interest rate swap agreements, the table presents notional amounts and related interest rates by year of maturity. The fair values included in this section have been determined based on quoted market prices for our 2005 Notes and estimates from bankers to settle interest rate swap agreements.

	Year of Maturity						Thereafter	December 31, 2005		September 30, 2006
	2006	2007	2008	2009	2010	2011		Total	Fair Value	Total	Fair Value
	(dollars in thousands)
Interest Rate Sensitivity:
Long-term debt
Fixed rate	$10	$44	$45	$45	$46	$47	$350,148	$350,000	$372,975	$350,000	$368,163
Average interest rate	2%	2%	2%	2%	2%	2%	6%	6%		6%
Interest rate swaps
Fixed to variable	$—	$—	$—	$—	$—	$—	$60,000	$60,000	$(1,569)	$60,000	$(1,982)
Average pay rate							8%	7%		8%
Average receive rate							8%	8%		8%

Equity Price Sensitivity

We currently have outstanding $150.0 million in principal amount of 3 3/4% convertible senior subordinated notes due July 15, 2012. We are subject to equity price risk related to the convertible feature of this debt. The convertible notes are convertible only under certain conditions at the option of the holder. Upon conversion, the principal portion of the convertible notes will be paid in cash and any excess over the conversion rate will be paid in shares of our common stock or cash at an initial conversion rate of 31.998 shares of our common stock per $1,000 principal amount of convertible notes, representing an initial conversion price of $31.25 per share, subject to adjustment upon specified events. Upon normal conversions, for every $1.00 the market price of our common stock exceeds $31.25 per share, we will be required to pay either an additional $4.8 million in cash or to issue shares of our common stock with a then market price equivalent to $4.8 million, at our option, to settle the conversion feature. If a specified fundamental change event occurs, the conversion price of our convertible notes may increase, depending on our common stock price at that time. However, the number of shares of our common stock issuable upon conversion of a note may not exceed 41.5973 per $1,000 principal amount of convertible notes. As of September 30, 2006, the conversion price has not required adjustment and we would not be required to issue any shares of our common stock upon conversion.

We granted certain sellers of Cambio contractual protection against a decline in the value of the common stock we issued them as consideration for the acquisition. Upon the lapse of restrictions on the common stock, if the market price of our common stock is below $22.33, we have agreed to make an additional cash payment to the sellers equal to the deficiency. The price protection periods vary from one to four years after May 31, 2005. If the market value of our common stock is lower than $22.33 on any date that restrictions lapse, then for every $1.00 that our stock price is below $22.33, we may be required to make total price protection payments of about $0.6 million. Based on the price of our common stock on September 30, 2006, we would not be obligated to make any price protection related payments.

We granted certain sellers of Compass contractual protection against a decline in the value of the common stock we issued them as consideration for the acquisition. Upon the lapse of restrictions on the common stock between the years ending December 31, 2006 and December 31, 2013, if the market price of our common stock is below $27.61, we have agreed to make an additional cash payment to the sellers equal to the deficiency. If the market value of our common stock is lower than $27.61 on any date that restrictions lapse, then for every $1.00 that our stock price is below $27.61, we may be required to make price protection payments of about $0.9 million. Based on the price of our common stock of $25.06 per share on September 30, 2006, we may be obligated to make price protection related payments of about $2.4 million.

We granted certain sellers of International Risk contractual protection against a decline in the value of the common stock we issued them as consideration for the acquisition. The price protection periods end on July 1, 2007, 2008 and 2009. Upon the lapse of restrictions on the common stock, if the market price of our common stock, as defined in the purchase agreement, is below $25.84, we have agreed to make an additional cash payment to the sellers equal to the deficiency. If the market value of our common stock is lower than $25.84 on any date that restrictions lapse, then for every $1.00 that our stock price is below $25.84, we may be required to make price protection payments of about $0.1 million. Based on the calculated market value of our common stock as of September 30, 2006, we may be obligated to make price protection related payments of about $0.1 million.

We granted certain sellers of BKS contractual protection against a decline in the value of the common stock we issued them as consideration for the acquisition. Upon the lapse of restrictions on the common stock on December 31, 2011, if the market price of our common stock, as defined in the purchase agreement, is below $24.50, we have agreed to make an additional cash payment to the sellers equal to the deficiency. If the market value of our common stock is lower than $24.50 on any date that restrictions lapse, then for every $1.00 that our stock price is below $24.50, we may be required to make price protection payments of about $41,000. Based on the price of our common stock on September 30, 2006, we would not be obligated to make any price protection related payments.

The following table lists the high and low sale prices per share for our common stock as reported on the New York Stock Exchange for the periods indicated.

	High	Low
Three Months Ended September 30, 2006	$28.44	$19.82
Nine Months Ended September 30, 2006	29.77	19.82

BUSINESS

FTI Consulting, Inc. is a leading global consulting firm to organizations confronting the critical legal, financial and reputational issues that shape their futures. Our experienced teams of professionals, many of whom are widely recognized as experts in their respective fields, provide high-caliber consulting services to a broad range of clients. We believe clients retain us because of our recognized expertise and capabilities in highly specialized areas, as well as our reputation for satisfying clients’ needs. During 2005, we staffed large and complex assignments for our clients, which include 97 of the top 100 U.S. law firms, 9 of the 10 largest U.S. bank holding companies and 66 corporate clients in the Fortune 100.

Our professionals have experience providing testimony in many areas, including: fraud, damages, lost profits, valuation, anti-trust and anti-competition, accountant’s liability and malpractice, contract disputes, patent infringement, price fixing, purchase price disputes, solvency and insolvency, fraudulent conveyance, preferences, disclosure statements, trademark and copyright infringement and the financial impact of government regulations. We have strong capabilities in highly specialized industries, including telecommunications, healthcare, transportation, utilities, chemicals, energy, commercial and investment banking, pharmaceuticals, tobacco, retail and information technology. As of September 30, 2006, we had 1,162 revenue-generating professionals which increased to 1,557 as a result of the acquisition of FD. We currently have operations across 25 U.S. cities, as well as the U.K., Ireland, France, Russia, Australia, India, China, Hong Kong, Japan, Singapore, United Arab Emirates and South Africa.

We operate through the five business segments listed below.

Forensic/Litigation Consulting

We are a leading provider of forensic/litigation consulting services in the U.S. This practice provides an extensive range of services to assist clients in all phases of litigation, including pre-filing, discovery, jury selection, trial preparation, expert testimony and other trial support services. Specifically, we help clients assess complex financial transactions, reconstruct events from incomplete and/or corrupt data, uncover vital evidence, identify potential claims and assist in the pursuit of financial recoveries and settlements. We also provide asset tracing and fraud investigation services. Our graphics services at trial and technology and electronic evidence experts assist clients in preparing for and presenting their cases in court. Through the use of proprietary information technology, we have demonstrated our ability to help control litigation costs, expedite the trial process and provide our clients with the ability to readily organize and access case-related data.

As of September 30, 2006, we had 389 revenue-generating professionals in our forensic/litigation consulting segment.

Corporate Finance/Restructuring Consulting

We believe we are the largest corporate finance/restructuring consulting practice in the U.S. Our corporate finance/restructuring practice provides turnaround, performance improvement, lending solutions, financial and operational restructuring, restructuring advisory, mergers and acquisitions, transaction advisory and interim management services. We analyze, recommend and implement strategic alternatives for our corporate finance/restructuring clients, offering services such as interim management in turnaround situations, rightsizing infrastructure, assessing long-term enterprise viability and business strategy consulting. We assist underperforming companies as they make decisions to improve their financial condition and operations. We lead and manage the financial aspects of in-court restructuring processes by offering services that include an assessment of the impact of a bankruptcy filing on the client’s financial condition and operations. We also assist our clients in planning for a smooth transition into and out of bankruptcy, facilitating the sale of assets and arranging debtor-in-possession financing. Through FTI Palladium Partners, we help financially distressed companies implement their plans by providing interim management teams.

As of September 30, 2006, we had 333 revenue-generating professionals in our corporate finance/restructuring practice.

Economic Consulting

We are a leading provider of economic consulting services in the U.S. and deliver sophisticated economic analysis and modeling of issues arising in mergers and acquisitions and other complex commercial and securities litigation. Our economic consultancy business segment includes the Lexecon and Compass practices, both highly respected brands in the economic consulting industry. Within our economic consulting practice, we provide our clients with analyses of complex economic issues for use in legal and regulatory proceedings, strategic decision-making and public policy debates. We are also in the business of advising on developing and implementing concrete strategies for driving revenue growth and profitability. Our statistical and economic experts help companies evaluate issues such as the economic impact of deregulation on a particular industry or the amount of commercial damages suffered by a business. We have deep industry experience in such areas as commercial and investment banking, telecommunications, energy, transportation, healthcare and pharmaceuticals. Our professionals regularly provide expert testimony on damages, rates and prices, valuations, merger effects, intellectual property disputes in antitrust cases, regulatory proceedings and valuations.

As of September 30, 2006, we had 202 revenue-generating professionals in our economic consulting segment.

Technology Practice

In January 2006, we announced the separation of our technology consulting business into a separate business segment. Previously, our technology business was combined with our forensic/litigation consulting segment. This segment consists of our electronic evidence and e-discovery practice group, the complex litigation data analysis practice group, the software development group and our application services provider and documents analytics business. Our repository services offer clients a secure extranet and web-hosting service for critical information. Previously, our technology practice was operated as part of our forensic/litigation consulting segment.

As of September 30, 2006, we had 238 revenue-generating professionals in our technology segment.

Strategic Communications Consulting (formerly FD)

We manage FD, which we acquired as of October 4, 2006, as our strategic communications consulting segment. Through this segment we provide advice and consulting related to four practices comprising financial communications, brand communications, public affairs and issues management, and business consulting. FD has a leading position in its core service offerings and a successful track record. Distinct from other strategic communications consultancies, FD has developed a unique, integrated offering that incorporates a broad scope of services, diverse sector coverage and global reach. This allows FD to advise clients from almost every major business center in the world on strategic communications issues. In addition, FD has won numerous accolades in recent years, including the 2006 International Consultancy of the Year award from PRWeek, a leading trade publication for the public relations and communications industry. With the Acquisition of FD, we achieve an important strategic objective of further expanding internationally. FD brings approximately 476 employees in Western Europe, the U.S., Asia, the Middle East and Russia and a roster of over 750 global clients many of which are leading bluechip companies. The acquisition of FD also contributes to our cross-border execution capabilities and establishes a stronger U.K. presence, in a region where, historically, our start-up expenses have been a burden to financial performance.

The financial communications practice is involved with the event-driven capital markets. Its communications service offerings include strategic boardroom advice, financial calendar support, mergers and acquisitions transactions, investor relations, financial and business media relations, capital market intelligence, initial public offerings, debt markets, corporate restructuring, proxy solicitation, corporate governance, corporate social responsibility advice and regulatory communications.

The brand communications practice provides creative services to build consumer and business-to-business brands. Its communication service offerings include strategic marketing advice, business-to-business marketing consultancy, media relations, brand consultancy and repositioning, qualitative and quantitative research, sponsorship consultancy, thought leadership consultancy, launch and event management, strategy and event management and consumer communications.

The public affairs and issues management practice helps to shape messages to policymakers and respond to crisis situations. The services of public affairs include political intelligence, policy formation, political and media campaigns, third party and coalition mobilization, state aid, monopoly and anti-trust regulatory affairs. The services of issues management include business continuity planning, crisis communications planning, crisis handling, media relations, reputation rehabilitation and simulation exercises.

The business consulting practice has dedicated teams providing strategic advice and solving business problems by utilizing world-class research and methodologies. The consulting services offered include corporate strategy, growth strategy, cost management, mergers and acquisitions, organization, performance improvement, private equity and revenue enhancement.

As of October 4, 2006, we had 395 revenue-generating professionals in the strategic communications consulting segment.

Industry Overview

We compete in the global consulting services industry, focusing on providing forensic/litigation, corporate finance/restructuring, economic, technology and strategic communications consulting services. There are a number of factors that drive demand for our services:

•	Increasing Need for Independent Expertise. We believe that as a result of increased public scrutiny, regulatory complexity and litigation, businesses and their creditors will increasingly engage consulting firms to provide objective and independent expertise. This is particularly true in highly complex and sophisticated areas such as restructurings, bankruptcies, economic consulting, forensic accounting and high-stakes regulatory and legal proceedings. The emerging trend toward hiring consulting firms unaffiliated with company auditors represents a fundamental shift in the demand for our services and has increased the size of our overall practices.

•	Regulatory Complexity, Public Scrutiny and Increased Litigation. We believe that heightened focus on corporate mismanagement, fraud-related investigations, ongoing regulatory activity such as SEC rulemaking, corporate governance scrutiny and increasing complexity in financial reporting requirements, including requirements under the Sarbanes-Oxley Act of 2002, drive demand for our services. In addition, we believe that increasing litigation costs require businesses to focus on better managing risks and the litigation process, particularly in large, complex, multi-jurisdiction cases and mass tort claims, which increases the demand for our technology practice services.

•	Strong Economy and Growing Merger and Acquisition Activity. We believe that the overall strength of the economy and the growth in merger and acquisition activity are important drivers for our economic consulting services. We also believe there is more complex litigation and regulatory activity during strong economic conditions. During periods of increased merger and acquisition activity, we have experienced increased use of our economic consulting services driven by growing areas such as antitrust regulation, intellectual property disputes and breaches of contract.

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Trends in Corporate Debt and Debt Default Rates. We believe that corporate debt levels and related default rates are important indicators of the potential need for restructuring, turnaround, bankruptcy and related consulting services. According to Thomson Financial, both U.S. and international companies have continued to rely on debt to finance acquisitions, growth initiatives and working capital requirements, as evidenced by the fact that there were more issuances of U.S. and global long-term debt in 2005 than 2004. Demand for our services is currently strong in sectors such as automotive, airline and retail, all of which rely on corporate debt and continue to exhibit sector weakness.

•	Importance of Corporate Communications and Increasingly Complicated Market Environment. Corporate communications has become a key strategic issue demanding the attention of C-suite and boards of directors, as reputational risk becomes a rising concern on the corporate boardroom’s risk management agenda. There is an increasingly complicated market environment for large corporations, which requires an integrated and consultative approach covering several different aspects of business communications.

•	Growth of Multinational Firms and Increase in Growth Companies from Developing World. Multinational firms are seeking to establish global branding, investor relations and communications strategies. Furthermore, increasing numbers of growth companies from the developing world are requiring access to developed markets’ capital base, with best practice communications advice being a key component in achieving this objective.

Our Competitive Strengths

We compete primarily on the basis of institutional and individual reputations, ability to immediately staff a significant engagement, performance record, quality of work, range of services provided and existing client relationships. We attribute our success and distinction to a combination of long-standing advantages, including:

•	Premium Brand Names with Leading Market Positions. We believe that we are one of the most recognized brand names in the corporate finance/restructuring and economic consulting services industries, and with the acquisition of FD, in the strategic communications services industry. In addition, we believe we have leading market positions in our forensic/litigation consulting and technology segments based on revenues for those segments. The strength of our brand names and market positions are enhanced by the reputation of our well-recognized consultants, many of whom are leading members of their respective fields. We have benefited from our strategy of acquiring the leading practitioners in each practice, as well as including, in select cases, the continued use of their brand names, either independently or coupled with the FTI brand, such as Lexecon, Ringtail, Cambio, Compass and FD.

•	Diversified Revenue Sources. We have created a balanced portfolio of services organized into five practice segments: forensic/litigation, corporate finance/restructuring, economic, technology and strategic communications consulting. We began to separately manage our technology segment in 2006 and our strategic communications consulting segment was created with the acquisition of FD. Our strategy is to continue to maintain such diversification. We believe that our broad service offerings and diversity of our revenues insulate us from fluctuations in market conditions in any one of our practices. Also, our strategy is to expand globally, and with the acquisition of FD, for the nine months ended September 30, 2006 and the year ended December 31, 2005, after giving pro forma effect to the Transactions, we generated approximately 12.7% and 11.1% of revenues, respectively, outside the U.S.

•	Diversified Portfolio of Elite Clients. We provide services for a diverse group of clients, many of whom are blue chip corporations, financial institutions, law firms and private equity firms. In 2005, we performed work for approximately 1,200 clients on about 3,200 matters across multiple industries, including:

•	approximately 510 law firms, 97 of which were ranked among the top 100 U.S. law firms (based on 2004 U.S. revenues as measured by The American Lawyer magazine);

•	9 of the 10 largest bank holding companies (based on total assets as of September 30, 2005 as reported by the Federal Reserve System);

•	66 corporate clients that were among the Fortune 100 in 2005; and

•	a broad range of federal, state and local government agencies.

In 2005, our top 10 clients accounted for 23% of our total revenues, with no single client accounting for more than 5% of our total revenues. Among these top 10 clients were five nationally recognized law firms, each of whom represented multiple clients and matters.

FD’s premier list of over 750 clients has been established through over 20 years of service. These clients are diversified in size, geography, and industry, and include Air Liquide, AON, Coca-Cola, Credit Suisse, Dell, Delta Airlines, Diageo, Disney, Ford, Fortis, General Electric, General Motors, Heineken, Hewlett Packard, MasterCard, McDonald’s, Merrill Lynch, Nestle, Novartis, PricewaterhouseCoopers, Sainsbury’s, SAP, Shell, Sprint, Vodafone, Wyeth, and Xerox. FD’s top ten customers accounted for less than 10% of total revenues in 2005 and no single customer represented more than 1% of total revenues.

•	High Level of Repeat and Referral Business and Attractive, Highly Recurring Financial Model. We derive a substantial portion of our revenues from repeat clients or referrals. In 2005, approximately 80% of our revenues were derived from repeat or referral business. Many of our client relationships are long-standing and include multiple contact points within each organization, increasing the depth and continuity of these relationships. We cultivate our critical relationships with financial institutions and law firms, which have served as entry points into significant, high-profile and reputation enhancing engagements.

In addition, our strategic communications consulting segment has a compelling financial model, which is a recurring, retainer based engagement structure that accounted for over 80% of FD’s total annual revenues in 2005. Clients in this segment are typically billed on a project-based billing system that reflects the value added by the business rather than the industry standard of lower value time and materials billing basis.

•	Strong Cash Flow. For the nine months ended September 30, 2006 and the year end December 31, 2005, after giving pro forma effect to the Transactions, we generated revenues of $585.5 million and $632.8 million, respectively. Our business model has several characteristics that produce strong cash flows including high margins, low capital expenditures and low working capital requirements. Our consistently strong cash flow supports our acquisition and growth strategies and our ability to service our indebtedness.

Our Business Strategy

The following are key elements of our business strategy:

•	Attract and Retain Highly Qualified Professionals. Our professionals are crucial to delivering our services to clients and generating new business. We have assembled a staff of 1,557 revenue-generating professionals, many of whom have established and widely recognized names in their respective practice areas. Through our substantial staff of highly qualified professionals, we can handle a number of large, complex assignments simultaneously. To attract and retain highly qualified senior managing directors and managing directors, we offer significant compensation opportunities, including sign-on bonuses, primarily in the form of forgivable loans, incentive bonuses and equity compensation, along with a competitive benefits package and the chance to work on challenging engagements. We have employment arrangements with substantially all of our senior managing directors that include non-competition and non-solicitation clauses.

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Optimize Utilization and Billing Rates of FTI Professionals that Bill on an Hourly Basis. We carefully monitor our utilization rates on a weekly, monthly and annual basis and have maintained average annual utilization rates between 77% and 83% over each of the last three years (based on approximately 2,032 available hours per year). Our goal is to manage growth to maintain utilization rates among all of our professionals rather than intermittently expanding our staff in anticipation of short-term demand. We strive to attain utilization rates that allow us to maintain our profitability, make us less vulnerable to fluctuations in our workload and minimize seasonal factors affecting utilization. In addition, the nature of our services allows us to bill premium rates for the services of our revenue-generating professionals, which enhances our profitability. As we diversify our business offerings and contracting arrangements, utilization is becoming a less meaningful measure of productivity and profitability, particularly with respect to our technology and strategic communications consulting segments.

•	Leverage Our Relationships and Expertise. We work hard to maintain our existing client relationships and develop new ones. We believe that the strength of our existing client relationships and the quality of our reputation across our industry, coupled with our recognized industry expertise, successful track record and size, are the most critical elements in a decision to retain us. We receive a significant amount of repeat business and referrals from our clients. We strive to build client relationships on a company-wide basis and encourage cross-selling among our practices. By successfully leveraging our reputation, experience and broad client base, we expect to continue to obtain engagements from both existing and new clients.

•	Expand the Breadth of Our Services and Geographic Presence. We strive to offer our clients comprehensive solutions to their most complex problems, wherever they are in the world. Increasingly, our clients demand expertise across multiple markets and continents. To meet this demand, we provide our clients with a complete suite of services across all five practices. As we continue to grow, we plan to broaden our industry expertise and expand our electronic evidence and electronic repository services. With the addition of FD, we are positioned to further explore opportunities to increase our European, Asian and other international presence to better serve our clients and to capitalize on what we believe are favorable market conditions.

Through our strategic communications consulting segment, we are planning to extend operations into key business centers in South Africa, and several markets in the Middle East. We seek to take advantage of the opportunities provided by the growth of these economies, and address sources where growth is anticipated. In the long term, our strategic communications consulting segment’s established global platform is uniquely positioned to capitalize on the expanding emerging market opportunities arising as financial markets become increasingly regulated and more robust control mechanisms are put in place in the developing world.

•	Selectively Acquire Companies and Integrate Our New Professionals and Capabilities. We follow a disciplined approach to executing and integrating acquisitions, targeting those that complement our business strategy or operate in an attractive specialized niche. Since June of 1998, we have completed fourteen acquisitions that have greatly enhanced our practices. We intend to continue to selectively pursue strategic acquisitions. We seek to integrate acquisitions in a way that fosters organic growth and provides synergies or cross-practice growth opportunities. We also structure our acquisitions to ensure that key individuals from the acquired company are retained and integrated after the transaction is executed.

Our Services

Forensic/Litigation Consulting. Our forensic accounting specialists work with companies faced with fraud, financial disclosure and accounting investigations, misstatements and malpractice issues. As perpetrators of fraud become more ingenious, the expertise required to unravel their schemes increases. We have a team of forensic accountants, certified fraud examiners and computer technicians who are experts in discovering and analyzing the most sophisticated ways to circumvent internal financial controls. We routinely assess complex financial transactions and reconstruct events from incomplete and/or corrupt data, uncover vital evidence, identify potential claims and assist in the pursuit of financial recoveries and settlements. We utilize sophisticated software tools to analyze and uncover important information from the computer systems used in the frauds. With our advanced search techniques and innovative methods, we are able to uncover valuable information that was considered lost, deleted or hidden. The acquisition of the U.S. dispute advisory business of KPMG LLP in 2003 greatly expanded our ability to provide those services.

We develop and deliver creative solutions to litigation problems. As an innovator in digital graphic presentations, we have been one of the leaders in providing high-quality, cost-effective methods to prepare for and try cases. Our trial technology professionals have supported clients in the courtroom in some of the largest and most complex civil trials. Through the use of proprietary information technology, we have demonstrated our ability to help control litigation costs, expedite the trial process and provide our clients with the ability to readily organize and access case-related data. We prepare and enhance presentations and expert testimony on complex subjects, such as toxic torts, financial disputes and intellectual property resolutions. We have responded to the increasing demand for document management in cases involving thousands or even millions of pages of depositions, testimony and exhibits by developing document management and exhibit and trial preparation solutions that enable our clients to better focus on preparing for and trying cases. Our range of services for complex litigation matters include visual communication consulting services; graphic exhibit design and production; customized database development and distribution; video deposition capture and transcript linking; management of designated trial exhibits; courtroom survey, design and configuration; on-site technical trial support; trial-specific hardware procurement and tracking; and secure extranet storage and distribution of data, documents, transcripts, videos and exhibits. We have developed a number of technology-based tools to assist our clients in managing complex litigation. TrialMax®, our comprehensive trial preparation software, enables a litigation team to easily store, annotate and display documents, computer graphics, video clips and digitized depositions in the courtroom. We employ an automated tool for handling trial data regardless of information source or data type.

We provide services relating to securities, regulatory and Sarbanes-Oxley investigations, and dispute advisory services. The acquisition of the Ten Eyck business in 2003 has greatly expanded our ability to provide those services.

Our experienced intellectual property professionals provide valuation, damage analysis and expert testimony services. They provide those services to a range of industries, including oil and gas, technology and consumer products. They perform financial analyses of intellectual property in licensing and royalty disputes, antitrust claims and other types of disputes. Our professionals employ industry research, statistical analysis, regression techniques, portfolio analysis and sophisticated financial modeling to support defensible, credible valuation and damage conclusions. In August 2005, several professionals joined us to initiate our San Francisco intellectual property practice within the forensic/litigation practice, which involved the acquisition of associated practice assets from their former firm.

Our dispute settlement services help our clients mitigate the cost of, or avoid, litigation by evaluating claims and risks. These professionals coordinate business expertise with legal and technical analysis to develop cost-effective settlement strategies and implement mutually beneficial business resolutions.

We also provide asset tracing and other investigative services. We analyze corporate and personal records and electronic information, conduct interviews and evaluate related financial information to trace the flow of funds and locate assets that may have been misappropriated due to illegal or fraudulent activity. We use sophisticated software tools, advanced data mining and search techniques as well as databases to conduct asset searches for companies, government agencies and individuals. We have provided investigative services in diverse cases involving misdirected or stolen assets, embezzlements and bank, healthcare, insurance, energy, telecommunications and bankruptcy frauds. Our acquisition of International Risk in July 2006 has expanded our offering of investigative services to Asia and Europe.

Corporate Finance/Restructuring Consulting. Our corporate finance/restructuring consulting practice has regularly advised companies and creditors in some of the largest, most complex bankruptcy proceedings and out-of-court restructurings in the U.S. A number of factors affect demand for this practice’s services. These include:

•	the level of lending activity and over-leveraging of companies;

•	over-expansion by various businesses;

•	increases in merger and acquisition activity;

•	management problems; and

•	the general economy in the U.S. and abroad.

When we represent companies, we work with our client’s management. We assess the client’s financial condition and viability to structure and implement a business rehabilitation plan to manage the client’s cash flow to at least a break-even point. We help clients to identify any non-essential assets or business units that could be sold to generate cash for the client. We assist clients as they negotiate with their lenders to restructure their debt. If an out-of-court workout appears unlikely, we assess the impact of a bankruptcy filing on the client’s financial condition and operating performance and seek debtor-in-possession financing on the client’s behalf. If the client voluntarily files for bankruptcy or is involuntarily forced into bankruptcy, we have the expertise to manage the entire bankruptcy process, including structuring, negotiating with creditors and implementing the plan of reorganization. We also provide expert testimony in bankruptcy and restructuring proceedings on such issues as business unit valuation and economic loss. When we represent creditors, we seek to maximize amounts owed to them by the debtor, whether in an out-of-court workout or bankruptcy. In a workout engagement, we evaluate and monitor the quality and value of the collateral and any other assets available to the creditor, analyze the debtor’s business plan and underlying cash flow projections and assess the adequacy of the debtor’s financial reporting systems. Based on our analysis, we assess the debtor’s viability and develop and evaluate restructuring plans. If we conclude that an out-of-court workout is not feasible, we assist the creditors in deciding whether to provide debtor-in-possession financing, in working through the bankruptcy process, and in structuring and evaluating various reorganization plan alternatives. Demand for our corporate finance/restructuring services declined in 2004 as compared to 2003, primarily as a result of general economic conditions, including the strengthening of the economy, the availability of credit, low interest rates, fewer mergers and acquisitions and fewer large bankruptcy proceedings. We have been able to offset a portion of the effects of that decline by increasing our middle market bankruptcy, restructuring and workout engagements.

To better meet the needs of companies suffering a financial or operating crisis, we also offer interim management services. Interim management professionals are able to assume interim senior management roles at companies in crisis. We can deploy our professionals to function as a chief executive officer, chief operating officer, chief financial officer or chief restructuring officer. We reevaluate business strategy and financial forecasts and implement plans to meet financial and operating challenges for our clients. Our creative approaches and innovative solutions can create short-term liquidity to stabilize the business and afford the distressed company time to explore its options. We are keenly aware of the sensitive nature of these arrangements and the need to build consensus around a realistic restructuring plan.

We have extensive experience in crisis management, negotiations of complex mergers, acquisitions and capital restructurings, as well as the liquidation of surplus assets. We have regularly provided our corporate financing, turnaround, restructuring, bankruptcy and related consulting services to the largest banks in the United States, including Bank of America, N.A., Wachovia Bank, N.A. and JP Morgan Chase Bank. We have been involved in many of the largest bankruptcy proceedings and out-of-court restructurings in the United States. In January and February 2004, we experienced the unanticipated departure of about 60 professionals in our corporate finance/restructuring practice. We continue to employ and have hired additional professionals who have expertise in providing the same type and level of services.

Our lender and transactional support services assist lenders and other institutional clients in performing financial due diligence for loans, acquisitions and other transactions.

Economic Consulting. Our economic consulting practice provides sophisticated economic analysis of issues arising in merger, acquisition and other complex commercial and securities litigation, and modeling and analysis of the potential competitive effects and other financial advisory services. Our statistical and economic experts in our regulatory consulting practice use a range of tools to help companies evaluate issues such as the economic impact of deregulation on a particular industry, the amount of commercial damages suffered by a business as a result of a tort or a breach of contract or the value of a business. We also work with clients to develop business strategy and tactics on an ongoing basis to address these issues. We have deep industry experience in areas such as telecommunications, energy, transportation, healthcare and pharmaceuticals. Our professionals regularly provide expert testimony on damages, rates and prices, merger effects, intellectual property disputes in antitrust cases, regulatory proceedings, mergers, acquisitions and valuations. Our 2003 acquisition of the Lexecon business and our 2006 acquisition of Compass have greatly enhanced our ability to provide complex economic consulting services.

Technology Practice. In January 2006, we announced the separation of our technology business into a separate segment. Previously, our technology business was combined with our forensic/litigation consulting business. The technology consulting segment consists of our electronic evidence and e-discovery practice group, the complex litigation data analysis practice group, the software development group and our application services provider and documents analytics business. The remainder of our technology business, including our trial technology group, will continue to be managed within our current forensic/litigation practice.

Our repository services include secure extranet and web-hosting services for clients that are parties to multi-district litigation. We also intend to expand our web-hosting capabilities to teleconference and other Internet-based applications. On February 28, 2005, we acquired substantially all of the assets and assumed certain liabilities of the Ringtail group. We integrated Ringtail into our repository services offerings within our forensic/litigation/technology practice. Ringtail is a leading developer of litigation support and knowledge management technologies for law firms, Fortune 500 corporate legal departments, government agencies and courts. Ringtail has developed a suite of integrated software modules to manage the information and workflow in complex legal cases. Specifically, Ringtail’s technologies are designed to ensure quality, reduce risk, increase productivity and improve cost effectiveness in the review, preparation and production of litigation data. In addition, Ringtail’s software has also been used in a transactional capacity to support “deal rooms” and merger and acquisition activity. Ringtail’s flagship product, Ringtail Legal 2005™, provides knowledge management and case preparation through an Intranet repository for litigation document and information management and collaboration for legal cases. We accounted for approximately 30% of Ringtail’s business in 2004. Historically, Ringtail has offered its products either through application service providers, or ASPs, or as direct client installations. The ASP model allows clients to outsource information technology and case management needs. The direct installation model allows clients to in-source Ringtail’s benefits within their existing infrastructure and accommodates particular data management or legacy requirements. The acquisition of Ringtail expanded our international presence to Melbourne, Australia. With our financial and human capital resources behind Ringtail’s application technologies, we believe the Ringtail business can serve as a platform to:

•	pursue content development in other areas already served by us, such as corporate finance/restructuring and economic consulting;

•	expand our international presence; and

•	diversify our client base.

Strategic Communications Consulting. Our strategic communications consulting segment, formerly FD, is comprised of the following four practices: financial communications, brand communications, public affairs and issues management, and business consulting.

The financial communications practice is involved with the event-driven capital markets. Its communications service offerings include strategic boardroom advice, financial calendar support, mergers and acquisitions transactions, investor relations, financial and business media relations, capital market intelligence, initial public offerings, debt markets, corporate restructuring, proxy solicitation, corporate governance, corporate social responsibility advice and regulatory communications.

The brand communications practice provides creative services to build consumer and business-to-business brands. Its communication service offerings include strategic marketing advice, business-to-business marketing consultancy, media relations, brand consultancy and repositioning, qualitative and quantitative research, sponsorship consultancy, thought leadership consultancy, launch and event management, strategy and event management and consumer communications.

The public affairs and issues management practice helps to shape messages to policymakers and respond to crisis situations. The services of public affairs include political intelligence, policy formation, political and media campaigns, third party and coalition mobilization, state aid, monopoly and anti-trust regulatory affairs. The services of issues management include business continuity planning, crisis communications planning, crisis handling, media relations, reputation rehabilitation and simulation exercises.

The business consulting practice has dedicated teams providing strategic advice and solving business problems by utilizing world-class research and methodologies. The consulting services offered include corporate strategy, growth strategy, cost management, mergers and acquisitions, organization, performance improvement, private equity and revenue enhancement.

Recent Acquisitions

As of October 5, 2006, we completed our acquisition of G3 Consulting, Inc., or G3, a consulting firm based in the U.K. G3 delivers technology and business consulting to U.K. clients facing corporate litigation, electronic disclosure and public inquiries. For the past six years G3 has served as the primary direct U.K. supplier of FTI’s Ringtail Legal products and associated Application Service Provider (APS). The total acquisition cost was about $2.5 million consisting of $1.7 million in cash, 27,315 restricted shares of common stock valued at $0.7 million, subject to a post-closing purchase price adjustment, if required and $0.1 million of transaction costs. If at the date restrictions lapse on the restricted shares issued as purchase price consideration the closing price per share reported on the New York Stock Exchange for our common stock is less than $24.98 per share, we have agreed to pay the holder an amount in cash to be determined by (A) multiplying the number of our share held by such holder, by (B) an amount equal to the difference between (i) $24.98 and (ii) the closing price per share on the date restrictions lapsed. We intend to integrate G3 with out Technology group.

As of October 4, 2006, we completed our acquisition of approximately 97% of the share capital of FD, a global strategic business and financial communications consulting firm headquartered in London. In the first quarter of 2007, we anticipate acquiring the approximately 3% of FD’s share capital that is outstanding. The total acquisition cost (including the cost of acquiring the approximately 3% of the share capital of FD that is outstanding) is anticipated to be approximately $260.6 million, including transaction costs. The total acquisition cost consists of approximately $225.8 million in cash, about 1.2 million shares of restricted common stock, loan notes payable to the certain sellers of FD shares in the aggregate principal amount of approximately $6.9 million, and deferred purchase obligations. Based in London, we believe FD is a world leading provider of strategic business and financial communications consulting services for major international corporations. FD has a leading position in its core service offerings and a successful track record. Distinct from other strategic communications consultancies, FD has developed a unique, integrated offering that incorporates a broad scope of services, diverse sector coverage and global reach. This allows FD to advise clients from almost every major business center in the world on strategic communications issues. In addition, FD has won numerous accolades in recent years, including the 2006 International Consultancy of the Year award from PRWeek, a leading trade publication for the public relations and communications industry. The acquisition of FD is consistent with our strategy as it drives growth for our business and provides substantial cross-selling opportunities. FD diversifies our business into a new consulting area and has a leading market share. We believe we already have the largest restructuring practice and one of the largest economic consulting and forensic/litigation practices in the U.S. and now also believe we have one of the largest strategic communications practice in the world. As we continue to expand globally, FD’s relationships will be very significant for our other practice areas. Similarly, while successful, FD currently has a relatively narrow penetration into the U.S. corporate market which we believe will be a key area for future growth as we leverage our existing U.S. clients. With the acquisition of FD, we achieve an important strategic objective of further expanding internationally. FD brings approximately 476 employees in Western Europe, the U.S., Asia, the Middle East and Russia and a roster of over 750 global clients many of which are leading bluechip companies. The Acquisition also contributes to our cross-border execution capabilities and establishes a stronger U.K. presence, in a region where, historically, our start-up expenses have been a burden to financial performance.

Brower, Kriz & Stynchcomb. As of September 20, 2006, we completed our acquisition of Brower, Kriz & Stynchcomb, or BKS, a construction consulting firm based in Maryland specializing in critical path method schedule development, technical schedule review and progress evaluation. The total acquisition cost was about $11.5 million consisting of $10.5 million in cash and 40,816 restricted shares of common stock valued at $1.0 million. The purchase agreement also provides future contingent consideration based on specified financial objectives over the next 5 years. BKS operates as part of our forensic/litigation practice.

International Risk. As of July 1, 2006, we completed our acquisition of International Risk which is headquartered in Hong Kong. The total acquisition cost was about $12.0 million consisting of $9.0 million in cash and 114,618 shares of common stock valued at $3.0 million. The cash purchase price was deposited into escrow as of June 30, 2006, subject to the completion of certain closing conditions. International Risk provides comprehensive business risk solutions including investigative due diligence services, fraud and corporate investigations, business intelligence, brand protection and intellectual property strategies, political risk assessments and crisis containment services. International Risk provides services to clients in Asia, Europe and the United States.

Compass. As of January 6, 2006, we completed our acquisition of all the outstanding common stock of Competition Policy Associates, Inc., or Compass, and the related assets from the stockholders of Compass. The total acquisition cost, net of post-closing adjustments, was approximately $73.4 million consisting of net cash of $46.9 million, $0.4 million of transaction costs and 909,346 restricted shares of common stock valued at $26.1 million. We financed the cash portion of the purchase price from cash on hand. The purchase agreement provides for (A) post-closing purchase price adjustments based on actual adjusted earnings before interest and taxes, or EBIT (as defined in the purchase agreement), of the business as of December 31, 2005 and (B) post-closing cash adjustment payments based on actual working capital (as defined in the purchase agreement) as of December 31, 2005. For each fiscal year ending between December 31, 2006 and December 31, 2013, the purchase agreement provides for:

•	additional consideration based on EBIT of the business unit (as defined in the purchase agreement);

•	the set aside of a percentage of EBIT of the business unit for each fiscal year to be used as incentive compensation to employees of and consultants to the business; and

•	conditional contractual protection against a decline in the value of the shares of our common stock issued as purchase price below the issuance price of $27.61.

The selling stockholders, or sellers, of the Compass business have entered into employment or consulting agreements with us pursuant to which they have agreed to provide services for an eight year period and covenants not to compete with us or to solicit our employees for an additional two years. Certain sellers have been awarded stock options to purchase shares of our common stock. We also entered into restricted stock agreements with the sellers which provide for the escrow of all shares paid to them as acquisition purchase price. The shares of common stock placed in escrow will be available for purchase price adjustments and to secure indemnity obligations. In addition, the sellers have agreed not to sell, transfer, assign, pledge or otherwise dispose of the shares of common stock after the closing. Shares of common stock will be released from escrow and the contractual restrictions on transfer will lapse in increments over a five year period from the closing date of the acquisition, except that the restrictions will lapse immediately upon death or disability and certain other events related to employment or consulting status. In the event a seller is terminated by us for “cause” or resigns without “good reason” or “breach of contract” (as each term is defined in the employment or consulting agreement) any restrictions on the shares of our common stock then held in escrow would be extended for an additional five year period from the date of termination or resignation. Certain of the sellers also received loans from us aggregating $8.0 million. As of the closing date, such sellers executed and delivered promissory notes in our favor. The loans accrue interest payable quarterly. Outstanding principal is repayable on the tenth anniversary of the closing date, unless the seller’s repayment obligation has been accelerated due to events specified in the agreement.

Cambio. As of May 31, 2005, we acquired substantially all of the assets and assumed certain liabilities of Cambio’s business from certain of the individual owners of Cambio Partners, the direct parent of Cambio. Cambio is a leading provider of change management solutions for hospital and health systems. It provides strategic, operational and turnaround management consulting services to improve the operational efficiency and financial performance of its clients which include academic medical centers, integrated delivery systems, stand-alone community hospitals, investor-owned hospitals and special medical facilities. Cambio was founded in 1989 and is based in Nashville, Tennessee. The total acquisition cost was $42.8 million, consisting of net cash of $29.7 million, transaction costs of $0.9 million and 555,660 restricted shares of our common stock valued at $12.2 million. We financed the cash portion of the purchase price from cash on hand. Certain recipients of the shares of our common stock issued pursuant to the purchase agreement entered into agreements not to sell, transfer, assign, pledge or otherwise dispose of their shares of our common stock issued in connection with the acquisition for periods ranging from two to five years after the closing. The restrictions on any such recipient’s shares would lapse immediately upon the occurrence of specified change-of-control events. In addition, in the case of such a recipient that is employed by us, the restrictions would lapse immediately upon certain employment-related events, and, in the event that the recipient is terminated for cause or resigns without good reason, any restrictions on the shares then held by the recipient would be extended for a period ranging from four to eight years from the date of termination or resignation. We would be required, subject to specified conditions, to register these recipients’ shares of our common stock for resale on Form S-3 (or a successor form) if, on the 182nd day after the second anniversary of the closing or on the fifth anniversary of the closing, Rule 144 promulgated under the Securities Act is not available for resales of such shares. Subject to limited exceptions, we granted contractual protection against a decline in the value of our common stock from the closing date value of $22.33 to recipients of shares of our common stock issued as consideration for the acquisition. The price protection periods vary from one to four years after the closing date. The price protection will generally be further extended for any longer period during which the shares are held in escrow. We are required to make any price protection payments in cash.

Ringtail. As of February 28, 2005, we acquired substantially all of the assets and assumed certain liabilities of the Ringtail group. The total acquisition cost was $34.6 million, consisting of net cash of $19.2 million, transaction costs of $0.4 million and 784,109 restricted shares of our common stock valued at $15.0 million. The asset purchase agreement that governed the acquisition provides for an earnout over the next three years based on future performance of up to an aggregate of $7.5 million, or $2.5 million per year, consisting, in our sole discretion, of all cash, restricted shares of our common stock, or a combination of cash and stock. Based on 2005 financial results, the first $2.5 million was earned and accrued at December 31, 2005. The cash portion of the purchase price was financed from cash on hand and our senior secured credit facility. We have contractually agreed to pay additional consideration if the value of the shares issued as part of the purchase price and earnout is not at least 10% higher than their respective issuance prices on the date such shares or portion thereof first become eligible for resale under Rule 144 of the Securities Act. If the market value (as such value will be determined pursuant to the asset purchase agreement) of the stock issued as of February 28, 2005 is less than $16.5 million, and the earnout stock is up to $8.25 million, on their respective eligible resale dates, we will be obligated to pay the difference between the actual market value on such date and the protected share value, which will be paid in cash. On February 28, 2006, we were not obligated to make any price protection payments related to the initial shares of common stock issued in connection with this transaction. We have substantial experience with the Ringtail products and the employees from Ringtail who have joined us, as we use Ringtail’s software in the electronic evidence, repository services and document management services we provide to certain clients. In connection with the acquisition, Edward O’Brien and Christopher Priestley, Ringtail’s founders, joined us. Mr. O’Brien has entered into a written three-year employment agreement, and Mr. Priestley has entered into a written four-year employment agreement. The employment arrangements for the other employees range from one year to three years and may be extended. The agreements also contain non-competition and non-solicitation provisions, which in most cases have been designed to comply with Australian law.

Lexecon. As of November 28, 2003, we acquired substantially all of the assets and assumed certain liabilities of Lexecon from its parent company, Nextera. The acquisition of Lexecon has enabled us to expand the type and sophistication of the economic consulting services that we offer our clients. In connection with the acquisition, we entered into a non-competition arrangement with Nextera. During the five-year non-competition period, Nextera has agreed not to, directly or indirectly, offer or provide services of the type offered by Lexecon in the United States and Canada.

Dispute Advisory Business of KPMG. As of October 31, 2003, we acquired specified assets and assumed liabilities associated with the dispute advisory services, or DAS, business of KPMG. The DAS business complements and expands our forensic/litigation practice in the analysis and resolution of all phases of complex claims and disputes. In connection with the acquisition, we entered into a non-competition arrangement with KPMG LLP. During the four-year non-competition period, KPMG has agreed not to, directly or indirectly, offer or provide dispute advisory services of the type offered within 12 months prior to October 31, 2003, with specified exceptions, and market services using the terms “DAS” or “DAS Services” in the United States. For a period of five years following the closing date of the acquisition, KPMG also agreed not to hire as a partner, director, principal or employee or engage as an agent or contractor, certain former employees that joined us in connection with the acquisition. We agreed not to solicit for hire or hire any employee employed by KPMG in its investigative and integrity advisory services business for a period of five years following the closing date, unless such person is a former employee who has not been employed by KPMG for a period of six consecutive months.

Ten Eyck. As of October 15, 2003, we acquired substantially all of the assets and assumed certain liabilities associated with Ten Eyck. Through that acquisition we expanded our consulting services to include SEC and similar regulatory investigations, securities law litigation, SEC accounting and enforcement, fraud investigations and Sarbanes-Oxley mandated requirements. Ten Eyck complements and expands our forensic/litigation practice.

Employment Terms

Our employment arrangements with our senior managing directors range from at will employment arrangements that include restrictions on post-employment competition and solicitation of our clients and employees to long-term written employment agreements. Currently, expirations of employment agreements are concentrated in years 2008 and 2009 because of the timing of our acquisitions and our 2004 initiative to enter into written agreements with our senior professionals. In addition, there is a concentration of expirations in year 2011 and we expect there will be in 2012 because of our current initiative to renegotiate long term employment arrangements with certain senior managing directors who have been designated as participants in our SMD compensation program that is discussed below.

The employment arrangements extended to new employees in connection with acquisitions and new hires of senior professionals at the senior managing director level or higher generally provide for fixed salary, participation in incentive payment programs (which in some cases may be based on financial measures such as earnings before interest, income taxes, depreciation of property and equipment and amortization of other intangible assets, or EBITDA) and a long term equity incentive in the form of stock options or restricted stock. They also entitle the professional to participate in our benefit plans. In many cases, we extend forgivable loans to professionals, provided they are not executive officers, in lieu of paying cash signing bonuses. We believe that the loan arrangements (which require repayment in full if the employee’s employment terminates on certain events prior to his contract’s expiration date) enhance our ability to attract and retain senior professionals. As of September 30, 2006, unforgiven loans to senior managing directors and other key professionals in the principal amount of $33.2 million were outstanding and classified as assets on our balance sheet.

Our employment arrangements with professionals at the senior managing director level or higher generally provide for salary continuation benefits, accrued bonuses and other benefits beyond the termination date if the professional leaves our employ for certain reasons prior to the agreement’s expiration date. The length and amount of payments to be paid by us, following the termination or resignation of a professional who is a party to a long-term employment agreement, varies depending on whether such person resigned or was terminated with cause or good reason, resigned or was terminated without cause or good reason, died or became disabled, or was terminated as a result of a change of control. Such employment agreements contain non-competition and non-solicitation covenants, which under various circumstances, may extend beyond the expiration or termination date depending upon the reason for such termination. Under such non-competition covenants, the professional generally agrees not to offer or perform consulting services of the type performed during his employment, directly, or indirectly through another person or entity, in competition with us, within specified geographic areas, subject, in some cases, to certain exceptions. Generally, such professionals also agree not to solicit business regarding any case, matter or client upon which such professional worked on our behalf, or to solicit, hire, or influence the departure of, any of our employees, consultants or independent contractors. Under the general terms of his or her long-term employment agreement, the professionals also agree to maintain the confidentiality of our proprietary information and affirm that we are the owners of copyrights, trade marks, patents and inventions developed during the course of employment.

In 2006, we began to renegotiate new long-term employment agreements with certain key senior managing directors. In connection with those discussions, we offer certain designated senior managing directors the opportunity to participate in all or a portion of the benefits under our SMD compensation program that includes cash, in the form of an unsecured general recourse forgivable loans, and significant additional payments upon the execution and during the term of such employment agreement in the form of stock options and restricted stock awards or, alternatively, cash equivalents if we do not have adequate equity securities available under stockholder approved equity plans. The new employment agreements entered into in 2006 with senior managing directors in our corporate finance/restructuring segment who are participating in this program will expire in 2011, which means that we could face similar retention issues at the end of the terms of those agreements. In an effort to reduce this risk, we have included a renewal provision in most of the new employment agreements providing that the agreement will renew for one year from year to year beginning at the end of their initial terms unless either party provides written notice of non-renewal to the other party at least ninety (90) days prior to the date of the expiration of the initial term or any extended term. During 2007, we intend to extend the SMD compensation program to participants in other practice segments which could result in a concentration of employment agreement expirations in 2012. While we hope that we enter into new long-term employment agreements with a significant number of senior managing directors, we have not yet and there is no assurance we will do so. The aggregate principal amount of all loans made to senior managing directors through 2006 could approximate $50.0 million, of which some or all of the principal amount and accrued interest could be forgivable by us upon the passage of time, while complying with contractual requirements, or certain other events, such as death or disability or termination by us without cause or by the employee with good reason. The equity awards to such senior managing directors participating in the SMD compensation program will be significant.

Marketing and Sales

We rely primarily on referrals and our reputation to market our services to new and existing clients since most of our work is repeat work for existing clients or comes from referrals from existing clients or relationships with partners in major law firms or other professionals. Our professionals develop close working relationships with clients and often learn about new business opportunities from their frequent contacts with clients. In marketing our services, we emphasize our experience, the quality of our services and our professionals’ particular areas of expertise, as well as our ability to quickly staff new engagements. While we aggressively seek new business opportunities, we maintain high professional standards and carefully evaluate potential new client relationships and engagements before accepting them. We employ 23 full-time people in our marketing and sales divisions who assist with the marketing of our consulting services.

Clients

We have cultivated long-term relationships with many premier corporations, financial institutions, law firms and private equity firms.

In 2005, we performed work for approximately 1,200 clients on about 3,200 matters, including:

•	about 510 law firms, 97 of which were rated among the top 100 U.S. law firms (based on 2004 U.S. revenues as measured by The American Lawyer magazine);

•	9 of the 10 largest U.S. bank holding companies (based on total assets as of September 30, 2005 as reported by the Federal Reserve System);

•	66 corporate clients that were among the Fortune 100 in 2005; and

•	a broad range of federal, state and local government agencies.

In 2005, about 80% of our revenues were derived from repeat or referral business. No single client accounted for more than 5% of our 2005 revenues.

Competition

Our business is highly competitive. Our competitors range from large organizations, such as the national accounting firms and the large management consulting companies that offer a broad range of consulting services, to small firms and independent contractors that provide one specialized service. We compete primarily on the basis of institutional and individual reputations, ability to immediately staff a significant engagement, performance record, quality of work, range of services provided and existing client relationships. To a lesser extent, we also compete on price, but the critical nature of our services typically reduces price to a secondary consideration. Since our business depends in a large part on professional relationships, our business has low barriers of entry for professionals, including our professionals, wanting to start their own firms or to change employers.

Some national service providers are larger than we are and, on any given engagement, may have a competitive advantage over us with respect to one or more competitive factors. The smaller local or regional firms, while not offering the range of services we provide, often are able to provide the lowest price on a specific engagement because of their lower overhead costs and proximity to the engagement.

Patents, Licenses and Proprietary Information

We consider certain of our products and processes, including our TrialMax® comprehensive trial preparation software, proprietary and confidential. We consider the Ringtail™ Casebook software that we acquired from the Ringtail group on February 28, 2005 and the other technologies and software that we acquired in connection with the Ringtail transaction to be proprietary and confidential. A newer version of that software, Ringtail Legal 2005™, has since been issued. We believe that our non-patented software and intellectual property, particularly some of our process software and intellectual property, is important to our forensic/litigation/technology practice. We rely upon non-disclosure agreements and contractual agreements and a system of internal controls, including, confidentiality and invention disclosure agreements with our employees and independent contractors, and license agreements with third parties, to protect our proprietary information. Despite these safeguards, there is a risk that competitors may obtain and use such information.

Employees

As of September 30, 2006, we had 1,548 total employees, including 1,162 revenue-generating professionals which increased to 1,557 as a result of the acquisition of FD. We currently have operations across 25 U.S. cities as well as the U.K., Ireland, France, Russia, Australia, India, Hong Kong, China, Singapore, Japan, United Arab Emirates and South Africa. We also engage independent contractors to supplement our professionals on client engagements as needed. Most of our professionals have many years of experience in their field of practice, and many are well recognized for their expertise and experience. None of our employees are subject to collective bargaining contracts or represented by a union. We believe our relationship with our employees is good.

Legal Matters

From time to time in the ordinary course of business, we are subject to claims, asserted or unasserted, or named as a party to lawsuits or investigations. Litigation, in general, and intellectual property and securities litigation in particular, can be expensive and disruptive to normal business operations. Moreover, the results of legal proceedings cannot be predicted with any certainty and in the case of more complex legal proceedings such as intellectual property and securities litigation, the results are difficult to predict at all. We are not aware of any asserted or unasserted legal proceedings or claims that we believe would have a material adverse effect on our financial condition or results of our operations.

MANAGEMENT

The table below sets forth our executive officers, other key employees and directors and their ages as of December 11, 2006:

NAME	AGE	POSITION
Jack B. Dunn, IV	55	President, Chief Executive Officer and Director
Dennis J. Shaughnessy	59	Chairman of the Board
David G. Bannister	51	Executive Vice President—Strategic Development
Dominic DiNapoli	51	Executive Vice President and Chief Operating Officer
John A. MacColl	58	Executive Vice President and Chief Risk and Legal Officer
Theodore I. Pincus	63	Executive Vice President and Chief Financial Officer
Eric B. Miller	47	Senior Vice President and General Counsel
Charles Boryenace	56	Vice President Controller and principal accounting officer
Curt A.H. Jeschke, Jr.	56	Vice President—Internal Audit
Brenda J. Bacon	56	Director
Mark H. Berey	54	Director
Denis J. Callaghan	64	Director
James W. Crownover	63	Director
Gerard E. Holthaus	57	Director
Matthew F. McHugh	68	Director
George P. Stamas	55	Director
Gary C. Wendt	64	Director

Jack B. Dunn, IV has served as our Chief Executive Officer since October 1995 and as a director since 1992. In May 2004, he assumed the position of President, a position he also held from October 1995 to December 1998. He served as our Chairman of the Board from December 1998 to October 2004. From May 1994 to October 1995, he served as our Chief Operating Officer. Prior to joining us, he was a member of the Board of Directors and a Managing Director of Legg Mason Wood Walker, Incorporated and directed its Baltimore corporate finance and investment banking activities. Mr. Dunn also is a director of NexCen Brands, Inc. and Chair of its Nominating Committee and a member of its Compensation Committee and Corporate Governance Committee. He is a director of Pepco Holdings, Inc. and a member of its Corporate Governance/Nominating Committee and its Compensation Committee. Mr. Dunn is a limited partner of the Baltimore Orioles L.P.

Dennis J. Shaughnessy has been our executive Chairman of the Board since October 2004 and a director since 1992. From 1989 to October 2004, he was a General Partner of Grotech Capital Group, Inc., a private equity firm. He continues to be a non-voting special general partner of certain partnerships affiliated with Grotech Capital Group. Prior to becoming a General Partner of Grotech Capital Group in 1989, Mr. Shaughnessy was the Chief Executive Officer of CRI International, Inc. Mr. Shaughnessy also is a director and a member of the Compensation Committee and Nominating Committee of TESSCO Technologies, Inc.

David G. Bannister is our Executive Vice President—Strategic Development and joined FTI as Senior Vice President—Business Development in May 2005. From 1983 to 1998, Mr. Bannister was employed in the investment banking division of Alex Brown & Sons, holding the position of Managing Director when he left in 1998. From 1998 to 2004, Mr. Bannister was a General Partner of Grotech Capital Group. Mr. Bannister is a director of Landstar System, Inc., the Chairman of its Audit Committee and a member of several of its committees. Mr. Bannister is also a director of Allied Holding, Inc., the Chairman of its Audit Committee, and a member of several of its committees.

Dominic DiNapoli has been an Executive Vice President and our Chief Operating Officer since February 2004. From August 2002 to February 2004, Mr. DiNapoli was a Senior Managing Director in our corporate finance practice. From 1998 to 2002, Mr. DiNapoli was a Managing Partner of PricewaterhouseCoopers LLP’s U.S. business recovery services (BRS) practice.

John A. MacColl has been an Executive Vice President and our Chief Risk Officer since January 2006. In April 2006, Mr. MacColl also assumed the position of Chief Legal Office of FTI. From April 2004 to April 2005, Mr. MacColl was Vice Chairman of St. Paul Travelers, a Position he held with its predecessor, The St. Paul Companies, Inc. from May 2002 to April 2004. From May 1999 to August 2004, Mr. MacColl also held the position of General Counsel. Mr. MacColl joined the St. Paul Companies in 1998, following the company’s merger with United States Fidelity and Guaranty Company, where he served as Executive Vice President of Human Resources and General Counsel. From April 2005 to January 2006, Mr. MacColl pursued personal business interests.

Theodore I. Pincus has been an Executive Vice President and our Chief Financial Officer since April 1999. Prior to joining us, Mr. Pincus was Executive Vice President and Chief Financial Officer of Nitinol Medical Technologies from May 1995 to March 1999. He was President of the Pincus Group, a financial consulting firm, from December 1989 to May 1995, and prior to that was a Partner at Ernst & Young LLP.

Eric B. Miller joined us in May 2006 and was elected Senior Vice President and General Counsel in June 2006. From 1995 to May 2006, Mr. Miller was a Partner with DLA Piper.

Charles Boryenace assumed the duties as our Vice President and Controller and principal accounting officer in May 2005. From November 2004 to May 2005, he was our Interim Controller and acting principal accounting officer. From May 2004 to November 2004, he was our Vice President—Financial Planning and Analysis. From February 2002 to May 2004, he was a Managing Director of our Policano & Manzo subsidiary, which we acquired in February 2002. Prior to February 2002, Mr. Boryenace was a consultant to Policano & Manzo.

Curt A. H. Jeschke, Jr. joined us as Vice President—Internal Audit in May 2004. From November 1998 through June 2003, he was Senior Vice President and Chief Financial Officer of Renaissance Aircraft LLC, a manufacturer of general aviation aircraft. He managed his family’s real estate business from July 2003 to May 2004.

Brenda J. Bacon is President and CEO of Brandywine Senior Care, Inc., a company she co-founded in 1996, now named Brandywine Senior Living. Ms. Bacon became President and Chief Operating Officer in May 2003, and President and Chief Executive Officer in July 2004. From 1989 to 1993, Ms. Bacon served as Chief of Management and Planning, a cabinet-level position under New Jersey Governor James J. Florio, where she oversaw all health care and human services reform efforts and departments, and served as a senior advisor to the Governor. In addition, in 1993, Ms. Bacon spent several weeks in Washington on loan to the Presidential Transition Team for the transition of the Department of Health and Human Services where she participated in the confirmation preparation for Secretary Donna Shalala.

Mark H. Berey has been a member of our Board since 2004. Mr. Berey has been Executive Vice President and Chief Financial Officer and a director of Avendra, LLC a procurement company serving the hospitality industry in North America and the Caribbean since its formation in 2001. From 2000 to 2001, he was Executive Vice President and Chief Financial Officer of Discovery.com. Prior to mid-2000, he was the Senior Vice President and Chief Financial Officer for Giant Food, Inc.

Denis J. Callaghan has been a member of our Board of Directors since 2000. Mr. Callaghan retired from Deutsche Bank Securities Inc. in February 2000, where he was the Director of North American Equity Research. Prior to becoming Director of Equity Research in 1992, Mr. Callaghan was responsible for the Insurance and Financial Services Research Groups of Alex, Brown & Sons Incorporated.

James W. Crownover has been a member of our Board of Directors since October 2006. Mr. Crownover had a 30-year career with McKinsey & Company, Inc. when he retired in 1998. He headed McKinsey’s

Southwest practice for many years, and also co-headed the firm’s worldwide energy practice. In addition, he served as a member of McKinsey’s Board of Directors. Mr. Crownover serves on the board of directors of Chemtura Corporation and is a member of its Organization, Compensation and Governance Committee and Safety, Health and Environment Committee. Mr. Crownover services on the board of directors of Weingarten Realty Investors (a REIT) and is Chair of its Audit Committee and a member of its Governance Committee. He also is on the board of directors of Allied Waste Industries, Inc. and is Chair of its Governance Committee and a member of its Audit Committee. Mr. Crownover also is Chairman of Rice University’s Board of Trustees.

Gerard E. Holthaus has been a member of our Board of Directors since 2004. Since April 1997, Mr. Holthaus has been President and Chief Executive Officer of Williams Scotsman International, Inc., the largest provider of mobile office space and modular buildings in North America. He was elected Chairman of the Board of Williams Scotsman in April 1999. From October 1995 to April 1997, he was its President and Chief Operating Officer. Prior to October 1995, he was its Executive Vice President and Chief Financial Officer. He is a Certified Public Accountant.

Matthew F. McHugh has been a member of our Board of Directors since 2006. Congressman McHugh, after retiring from Congress was a senior advisor at The World Bank, acting as senior counselor to the President from May 1993 to June 2005, as an employee until December 2000 and beginning in December 2000 as a consultant. From 1975 to 1992, Congressman McHugh was a U.S. Representative in Congress for the 27th and 28th congressional Districts of New York. He was also a member of the House Appropriations Committee and House Permanent Select Committee on Intelligence from 1985 to 1990. In 1991, he was appointed Acting Chairman of the Committee on Standards of Official Conduct.

George P. Stamas has been a member of our Board of Directors since 1992. Since 2002, Mr. Stamas has been a Partner of the international law firm of Kirkland & Ellis LLP. He is also a Venture Partner of New Enterprise Associates, a venture capital firm. From 1999 to January 2002, Mr. Stamas was Vice Chairman of the Board of Directors of Deutsche Bank Securities Inc. He is a limited partner of the Baltimore Orioles L.P., the Washington Capitals and the Washington Wizards. Mr. Stamas is a director of NexCen Brands, Inc.

Gary C. Wendt has been a member of our Board of Directors since 2006. Mr. Wendt was the Chairman and Chief Executive Officer of GE Capital Services from June 1985 to January 1999. In 1999, Mr. Wendt founded two businesses in India including EXL, a back-office service company that was subsequently sold to a private equity advisor and GW Capital. From June 2000 to September 2002, Mr. Wendt served as President and Chief Executive Officer of Conseco, Inc. (“Conseco”). During his term as an officer of Conseco, Conseco filed for Chapter 11 bankruptcy protection. From March 2001 to present, Mr. Wendt has been Chairman of India Value Fund, a private equity fund manager in India. He is also a director of Covansys, Inc., a software development and management company where he serves as Lead Director and Chairman of the Compensation Committee.

Committees of the Board of Directors

Our Board of Directors has an audit committee, a nominating and corporate governance committee and a compensation committee. The audit committee selects, appoints and approves fees of our independent auditors, reviews and discusses the scope of the annual audit and our independent auditors’ written communications to the audit committee and management, oversees our financial reporting activities, approves audit and non-audit services by our independent auditors, reviews and discusses our periodic reports filed with the SEC, and reviews and oversees our internal system of audit, financial and disclosure controls. The current members of the audit committee are: Messrs. Holthaus (Chair) and Berey, each of whom are “audit committee financial experts” within the meaning of Rule 401(h) of Regulation S-K, and Messrs. Crownover and Wendt, each of whom qualifies as financially literate under the rules of the New York Stock Exchange. The nominating and corporate governance committee recommends the slate of nominees for election to the Board of Directors and appointment to each of the committees of the Board of Directors and monitors compliance with, reviews and recommends changes to our corporate governance guidelines and the committee charters. The current members of the nominating and corporate governance committee are Messrs. McHugh (Chair), Bacon, Berey, Callaghan, and Crownover. The compensation committee reviews and makes recommendations regarding the compensation of executive officers and other employees and our compensation policies, strategies, plans and programs, including, but not limited to, any performance-based incentive plans, stock option or equity award plans and change in control or other severance plans. The current members of the compensation committee are Messrs. Wendt (Chair), Callaghan, Holthaus and McHugh. Gerard E. Holthaus is the Presiding Director of the Board.

Executive Compensation

Summary Compensation Table

We have set forth below information concerning the cash and non-cash compensation earned by our President and Chief Executive Officer and the four other most highly compensated persons who were serving as our executive officers on December 31, 2005.

	Year	Annual Compensation					Long-Term Compensation					All Other Compensation ($)(4)
		Salary ($)(1)		Bonus ($)(2)		Other Annual Compensation ($)(3)	Awards				Payouts
Name and Principal Position							Restricted Stock Award(s) ($)		Securities Underlying Options (#)		LTIP Payouts ($)
Jack B. Dunn, IV President and Chief Executive Officer	2005	1,000,000		1,069,000		36,950	—		90,000		—	7,033
	2004	1,000,000		—		15,873	1,000,000	(5)	90,000		—	6,440
	2003	1,000,000		600,000		3,436	—		90,000		—	6,743
Dennis J. Shaughnessy Chairman of the Board	2005	1,000,000		1,069,000		29,749	—		—		—	6,868
	2004	192,308	(6)	—		854	3,000,000	(7)	200,000	(7)	—	10,708
Dominic DiNapoli Executive Vice President and Chief Operating Officer	2005	2,000,000		946,000	(8)	25,766	3,280,000	(8)	100,000		—	19,767	(9)
	2004	2,000,000		500,000		4,473	—		50,000		—	34,162	(8)

Theodore I. Pincus Executive Vice President and Chief Financial Officer	2005	500,000		477,000		20,203	—		—		—	9,238	(10)
	2004	500,000		100,000		6,090	—		50,000		—	8,535
	2003	500,000		400,000		4,763	—		—		—	10,071
Barry S. Kaufman Executive Vice President— Chief Risk Management Officer(11)	2005	500,000		487,000		13,584	—		—		—	7,369
	2004	500,000		125,000		6,802	—		50,000		—	6,572
	2003	500,000		250,000		—	—		—		—	7,290

(1)	Includes annual base salary, including amounts earned but deferred at the election of the executive officer, such as salary deferrals under our 401(k) Plan.
(2)	For purposes of this table, bonuses have been reported in the fiscal year earned.
(3)	These amounts include our cost to lease automobiles for the benefit of each of the named executive officers. We paid automobile expenses for 2005 for Messrs. Dunn, Shaughnessy, DiNapoli, Pincus and Kaufman of $21,838, $21,095, $20,096, $20,203 and $13,584, respectively. We pay the annual fees for memberships to two golf clubs that are used primarily for client entertainment purposes by certain of the executive officers as well as other employees. The golf club memberships require us to designate individuals as members. Mr. Dunn is designated as a member of two clubs, Mr. Shaughnessy is designated as a member of one club, and Mr. DiNapoli is designated as a member of one club. Golf club fees paid in 2005 for Messrs. Dunn, Shaughnessy and DiNapoli aggregated $15,112, $8,654 and $5,670, respectively. These amounts do not reflect deposits paid by us on account of the golf club memberships in the aggregate net amount of $300,000 as of December 31, 2005. For client entertainment purposes, we purchase season tickets to sporting teams and venues in various locations in the U.S. In 2003, 2004 and 2005, the Company purchased season tickets to the Baltimore Orioles for client entertainment purposes costing $6,237, $7,867 and $7,938, respectively. Mr. Dunn is a limited partner of the Baltimore Orioles. These perquisites and other personal benefits amount in the aggregate to the lesser of either $50,000 or 10% of the total of annual salary and bonus reported for the named executive officer.
(4)	Included in these amounts are our payment of matching and discretionary contributions to our 401(k) Plan and premiums paid by us for a portable life insurance benefit not generally provided to our employees. In 2005, the Company’s matching 401(k) contributions for Messrs. Dunn, Shaughnessy, DiNapoli, Pincus and Kaufman were $6,300 each. In 2005 and 2004 (the first year the benefit was provided), the premiums paid by us for a portable life insurance benefit for each of the five executive officers was: Mr. Dunn: $733 and $290, Mr. Shaughnessy: $568 and $0, Mr. DiNapoli: $250 and $99, Mr. Pincus: $783 and $310, and Mr. Kaufman: $1,069 and $422, respectively.
(5)

In connection with the amendment of Mr. Dunn’s employment agreement, he was awarded restricted stock under our 2004 Plan valued at $1,000,000 at the grant date of September 23, 2004, equating to 53,106 whole shares based on the closing price of $18.83 per share of common stock on the NYSE on that date, which vest in five equal annual installments beginning one year from the date of grant. On December 31, 2004 and December 31, 2005, those shares were valued at approximately $1,100,000 and $1,457,229, based on the closing price of $21.07 and $27.44 per share, respectively (the closing price of a share of our common stock on the NYSE on that date). We have never paid dividends on our common stock but Mr. Dunn would be entitled to receive such dividends on account of the restricted stock if and when authorized, declared and paid.

(6)	Dennis J. Shaughnessy was appointed as our executive Chairman of the Board on October 18, 2004. Under his employment agreement, his base annual salary for 2004 is $1,000,000. The amount shown in the table represents the amount actually paid to him as base salary for the period October 18, 2004 through December 31, 2004.
(7)	In 2004, in connection with his employment, Mr. Shaughnessy was awarded restricted stock under our 2004 Plan valued at $3,000,000 at the grant date of October 18, 2004, equating to 152,517 whole shares based on the closing price of $19.67 per share of common stock on the NYSE on that date. The restricted shares vest in ten equal annual installments beginning one year from the date of grant. On December 31, 2004 and December 31, 2005, those shares were valued at approximately $3,200,000 and $4,185,066, based on the closing price of $21.07 and $27.44 per share, respectively (the closing price of a share of our common stock on the NYSE on that date). We have never paid dividends on our common stock but Mr. Shaughnessy would be entitled to receive such dividends on account of the restricted stock if and when authorized, declared and paid. As of October 18, 2004, he was also awarded an option exercisable for 200,000 shares of our common stock at an exercise price equal to the closing price of a share of our common stock on the NYSE on that date, or $19.67 per share, which option vests in three equal annual installments beginning on the date of grant.
(8)	Dominic DiNapoli was appointed our Executive Vice President and Chief Operating Officer in February 2004. He joined us from the business recovery services (BRS) business of PricewaterhouseCoopers LLP, which was acquired by us in August 2002. In connection with that acquisition, Mr. DiNapoli received shares of our common stock that are restricted under the terms of his employment agreement. We granted the former BRS partners who joined us contractual protection against a decline in the value of their restricted shares during the four-year restricted period if the market price falls below $18.89 per share. In 2004, $27,913 included in the above table relates to his contractual stock price protection. All restricted shares become unrestricted on August 30, 2006. If Mr. DiNapoli were to terminate his employment with us prior to August 30, 2006, the restricted period for his restricted shares would be extended to eight years from the date of termination. On November 1, 2005, we entered into a new employment agreement with Mr. DiNapoli. Mr. DiNapoli was awarded an option for 100,000 shares of our common stock pursuant to our 2004 Plan with an exercise price equal to the closing price of a share of our common stock on that date, or $26.24 per share. The option vests in three equal annual installments beginning on the grant date. In addition, as of November 1, 2005, Mr. DiNapoli was awarded 125,000 shares of restricted stock under the 2004 Plan, which as of the date of grant had a value of $3,280,000 based on a common stock price of $26.24 per share. On December 31, 2005, those shares were valued at approximately $3,430,000 based on the closing price of $27.44 per share (the closing price of a share of our common stock on the NYSE on that date). One-ninth of the award shares will vest and become nonforfeitable on December 31, 2006, and one-ninth of the award shares will vest and become nonforfeitable on each anniversary of such date, such that 100% of the award shares will be vested and nonforfeitable on December 31, 2014, provided that, Mr. DiNapoli is employed by us or an affiliate on each such anniversary date. We have never paid dividends on our common stock but Mr. DiNapoli would be entitled to receive such dividends on account of the restricted stock if and when authorized, declared and paid. Mr. DiNapoli will be entitled to an annual incentive bonus as determined by the Compensation Committee. The Compensation Committee has approved a minimum bonus amount of $500,000 per year at a minimum target of $1.00 consolidated earnings per share for the term of the employment agreement pursuant to the FTI Consulting, Inc. Incentive Compensation Plan, Amended and Restated Effective October 25, 2005, or successor plan.
(9)	Includes $13,217 paid by us for legal expenses incurred by Mr. DiNapoli in connection with the negotiation of his new employment agreement.
(10)	Includes premium payments for 2005 for the following insurance benefits that are not provided to other executive officers or employees in general: approximately $835 for additional liability coverage and $1,320 for additional long-term disability coverage.
(11)	On January 9, 2006, Mr. Kaufman assumed the position of leader of our Technology initiative, which is not an executive officer position with FTI. He left the position of Executive Vice President and Chief Risk Management Officer of FTI as of that date.

Corporate Aircraft

In October 2005, the Board authorized the procurement of a corporate aircraft to maintain scheduling flexibility and a greater degree of control over the security of senior executives as they travel. As of December 13, 2005, we entered into an operating lease with Banc of America Leasing & Capital, LLC and a resale aircraft purchase agreement for a Hawker 800XP aircraft. At that time, we also entered into a Charter and Management Services Agreement with Summit Jet, LLC, or Summit, a FAA Part 135 air carrier whereby Summit will provide the crew and maintain, manage and operate the aircraft to carry executives, non-employee directors, other personnel and guests of the company on official travel, as well as charter to third parties. In February 2006, the Board upon the recommendation of the Compensation Committee approved an internal Corporate Aircraft Policy to govern the use and administration of the aircraft, including the personal use of the aircraft by executives and non-employee directors and their family members and other invitees. Pursuant to that policy, authorized executives and non-employee directors are permitted to personally use the corporate aircraft provided that they directly charter the aircraft from Summit. The hourly leasing fee per in flight travel hour for personal charters by corporate executives and non-employee directors is $1,800. That fee is less than the approximately $3,600 per hour that Summit charges to unaffiliated third parties to charter the aircraft. Based on the formula set forth in the Charter and Management Services Agreement between FTI and Summit, the fee credited by Summit to FTI resulting from Summit’s charter of the aircraft to an executive officer or non-employee director of FTI is less than that realized by FTI when Summit charters the aircraft to unaffiliated third parties. Because any such personal use has been arranged and paid for by the executive or non-employee director as a direct charter with Summit without any charge to us, executives and non-employee directors have not been imputed with compensation reflecting either the cost to the executive or non-employee director of that use nor the differential between the hourly charter rate paid by them and the hourly rate that Summit would charge for charters to unaffiliated third parties. In the event that a family member or other invitee travels on the aircraft when an executive or non-employee director is using it for primarily a business purpose, if the person is a family member, the related executive or non-employee director will be imputed taxable income relating to that person’s travel. If the invitee is a third party, we will issue a Form 1099 to such invitee for the taxable income imputed to such third party. The taxable income will be imputed at a rate equivalent to the Standard Industry Fare Level formula calculation (SIFL), or such other calculation as may be required under applicable rules and regulations of the Internal Revenue Service, for the executive or non-employee director and each family member or other invitee over the age of two. During 2005, all personal travel on the corporate aircraft by an executive officer was arranged as a direct charter from Summit and no imputed income relating to the use of the aircraft is reflected in the Summary Compensation Table. During 2005, no non-employee director chartered the aircraft for personal use. During 2005, no family members or other invitees of any executives or non-employee directors traveled on the aircraft while it was being used for business.

Equity Compensation Plans

Option Grants in Last Fiscal Year

The following table sets forth the options granted to our named executive officers during 2005.

	Individual Grants				Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in 2005	Exercise Price per Share ($/Share)(1)	Expiration Date	5% ($)(2)	10% ($)
Jack B. Dunn, IV(3)	22,500	2.39%	21.07	02.17.15	228,000	643,000
	22,500	2.39%	23.72	04.28.15	256,000	724,000
	22,500	2.39%	26.36	07.20.15	285,000	805,000
	22,500	2.39%	28.86	11.01.15	312,000	882,000
Dennis J. Shaughnessy	—	—	—	—	—	—
Dominic DiNapoli(4)	100,000	10.64%	26.24	11.01.15	1,650,000	4,181,000
Theodore I. Pincus	—	—	—	—	—	—
Barry S. Kaufman	—	—	—	—	—	—

(1)	All options were granted at exercise prices equal to or above the fair market value of a share of our common stock as of the date of grant.
(2)

The dollar amounts are the result of calculations at assumed 5% and 10% compounded rates of stock appreciation from the date of grant to the expiration date of the options. The potential realizable value is reported net of the option price but before income taxes associated with exercise. These assumed rates of growth were selected by the SEC for illustration purposes only. They are not intended to forecast possible future appreciation, if any, of our stock price. No gain to the optionees is possible without an increase in stock price.

(3)	Since 1996, Mr. Dunn has received a quarterly standing grant of stock options as authorized by the Compensation Committee pursuant to the terms of our equity-based plans in effect from time to time. Mr. Dunn continues to receive standing grants as part of his equity compensation. Each quarterly grant is currently for 22,500 shares of our common stock (which number may be adjusted pursuant to the applicable plan terms in effect from time to time) awarded as of the day following each quarterly earnings release. Each grant of options has been made at an exercise price 10% higher than the fair market value of a share of common stock on the date of grant. Each option will become fully exercisable upon an increase of 25% in the market value of a share of common stock but not earlier than one year after the date of grant, and will become exercisable eight years from the date of grant if the market value does not reach the target value.
(4)	As of November 1, 2005, Mr. DiNapoli was awarded an option exercisable for 100,000 shares of common stock at an exercise price equal to the closing price of a share of common stock on the NYSE on that date, which vests in three equal annual installments beginning on the date of grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Values of Options

The following table sets forth information regarding outstanding options held by our named executive officers as of December 31, 2005.

Name	Shares Acquired on Exercise	Value Realized($)	Number of Securities Underlying Unexercised Options at December 31, 2005		Value of Unexercised In-the-Money Options at December 31, 2005(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Jack B. Dunn, IV	233,382	4,661,000	465,459	180,000	3,528,000	251,000
Dennis J. Shaughnessy	—	—	268,333	66,667	1,861,000	518,000
Dominic DiNapoli	—	—	117,500	100,000	434,000	442,000
Theodore I. Pincus	—	—	207,917	33,333	2,260,000	362,000
Barry S. Kaufman	25,926	265,000	28,241	33,333	78,000	362,000

(1)	The value of the in-the-money options is based on the market price of a share of our common stock on December 31, 2005, which was $27.44 per share, less the total exercise price and multiplied by the total number of shares underlying the options.

Employment Arrangements

Jack B. Dunn, IV. We entered into an employment agreement with Jack B. Dunn, IV as of November 5, 2002, to replace the employment agreement that we previously had with him. That employment agreement was amended as of September 23, 2004. The employment agreement, as amended, provides that Mr. Dunn will serve as our President and Chief Executive Officer. Mr. Dunn agreed to waive any right he might have otherwise had under his employment agreement to resign for “Good Reason” (as defined in his employment agreement) based on his change in title and responsibilities because of our employment of Mr. Shaughnessy as executive Chairman of the Board. This waiver in no way affects Mr. Dunn’s right or entitlement to exercise “Good Reason” resignation rights under his employment agreement based on other or future circumstances, including but not limited to additional changes to his title and/or responsibilities beyond those contemplated by the amendment.

For consideration for Mr. Dunn’s services, Mr. Dunn received an annual base salary set at $1,000,000 for 2005, and is entitled to participate in our incentive compensation and other bonus plans adopted by the Board and Compensation Committee of the Board and in our health, pension and other benefit plans. His annual salary is subject to annual increases at the discretion of the Compensation Committee but the Compensation Committee may not decrease his annual salary. In May 2006, the Compensation Committee increased Mr. Dunn’s annual salary to $1,250,000 retroactive to January 1, 2006. Under the provisions of his employment agreement, as amended, Mr. Dunn agrees to serve as a director on our Board. In connection with the execution of the employment agreement in November 2002, we granted Mr. Dunn an option for 135,000 shares of our common stock (as adjusted for the three-for-two stock split paid as a stock dividend on June 4, 2003 to stockholders of record on May 7, 2003). This option vested in three equal installments, on the date of the agreement and on the first and second anniversaries of such date.

Mr. Dunn’s amended employment agreement extends the renewal options under that agreement. As amended, the three-year initial term of his employment agreement will automatically extend by one year effective at the close of business on the day before the first, second, third, fourth and fifth anniversaries of its November 5, 2002 initial effective date, unless by such date we or Mr. Dunn gives the other notice of an intention not to further extend the term. Prior to the amendment, Mr. Dunn’s employment term with all extensions would have expired on November 5, 2008, absent notice by a party not to extend. As amended, with all extensions, Mr. Dunn’s employment term will expire on November 5, 2010, absent notice by a party not to extend. As of November 4, 2005, extension options have become effective that extend the term of Mr. Dunn’s employment agreement to November 4, 2008. As compensation to Mr. Dunn for agreeing to serve as our President and Chief Executive Officer, the additional extension options, and for other agreements in the amendment, Mr. Dunn received an award of restricted stock under the 2004 Plan with a value of $1,000,000 as of September 23, 2004, which equates to the award of 53,106 whole shares of common stock based on the closing price of a share of our common stock on the NYSE on that day. The restricted stock will vest in five equal installments, beginning on the first anniversary of the date of the amendment to the employment agreement and continuing on the following four anniversaries of such date, provided that, Mr. Dunn is employed with us on each such anniversary, such that the restricted stock would be fully vested on September 23, 2009. Vesting of his options, restricted stock and any other equity-based awards granted from time to time will continue through his transition term (as described below).

If Mr. Dunn’s employment term expires or earlier terminates other than upon certain specified events such as death or disability, Mr. Dunn will continue to provide services to us as a part-time employee for five years (his transition term), providing not more than 500 hours of service per 12-month period at our offices in Maryland. During his transition term, in lieu of his salary, we will pay Mr. Dunn five annual transition payments of $500,000. Upon a termination event or during a transition period, Mr. Dunn will be entitled to specified payments, which may include payment of any unreimbursed business expenses, any vested benefits under our pension or other benefit plans, and the continuation of health and life insurance benefits for him and his family for their respective lifetimes and for his dependents until such dependents’ attainment of the maximum age up to which our plans, as then in effect, cover dependents of our employees. Mr. Dunn will also be entitled to use of a car during the transition period.

Depending on whether Mr. Dunn is deemed terminated due to a specified event, including, termination with or without “Cause,” with or without “Good Reason,” upon his Death or “Disability” or for another reason, including a “Change of Control,” (as those terms are defined in his employment agreement), he will be entitled to specified payments and benefits (or after-tax cash payments to reimburse the cost of benefits), the amount and value of which cannot now be calculated but would exceed $100,000, including, salary continuation, bonus payments, severance and vesting of equity awards, depending on the triggering event, in accordance with his employment agreement or applicable equity award agreements.

Mr. Dunn’s agreement contains non-competition terms that will continue for three years from the last day of his employment. During this period, Mr. Dunn also will be prohibited from soliciting any entity or person that has been our client, customer, employee or contractor to terminate their relationship with us.

If any payment made by us under the employment agreement with Mr. Dunn is subject to an excise tax, we will pay Mr. Dunn an additional payment in an amount that after the payment by him of all taxes, he will retain an amount equal to such excise tax.

Dennis J. Shaughnessy. We entered into an employment agreement with Dennis J. Shaughnessy as of September 20, 2004, with an effective date of October 18, 2004. Mr. Shaughnessy’s employment agreement provides that he will serve as our full-time Chairman of the Board of Directors, which is an executive officer’s position, reporting to the Board and our Chief Executive Officer. Mr. Shaughnessy also serves as a management director.

In consideration for Mr. Shaughnessy’s services, he received an annual base salary of $1,000,000 for 2005, and is entitled to participate in our incentive compensation and other bonus plans adopted by the Board and Compensation Committee of the Board and our health, pension and other benefit plans. Mr. Shaughnessy’s annual salary is subject to annual increases at the discretion of the Compensation Committee but the Compensation Committee may not decrease his annual salary. Pursuant to his employment agreement, as of October 18, 2004, Mr. Shaughnessy was awarded an option for 200,000 shares of common stock under our 2004 Plan with an exercise price calculated as of the close of trading of shares of our common stock on the NYSE on the date of grant. This option vests in three equal annual installments, beginning on the date of grant and on the first and second anniversaries of such date. In addition, Mr. Shaughnessy received an award of restricted stock under the 2004 Plan with a value of $3,000,000 as of October 18, 2004, equating to 152,517 whole shares of common stock based on the closing price of a share of our common stock on the NYSE for that date. The shares of restricted stock vest in ten equal installments, beginning on the first anniversary of the date of grant, provided, that, Mr. Shaughnessy is employed by us on each such anniversary date, such that the shares of restricted stock would be fully vested on October 18, 2014. Mr. Shaughnessy is also entitled to retain the options awarded to him while he was a non-employee director pursuant to our 1997 Plan. Vesting of his options, restricted stock and any other equity-based awards granted from time to time will continue through his transition term (as described below).

Mr. Shaughnessy’s employment agreement has a five-year term, expiring October 17, 2009, unless it terminates earlier. If Mr. Shaughnessy’s employment term expires or earlier terminates other than upon certain specified events such as death or disability, Mr. Shaughnessy will continue to provide services to us as a part-time employee for five years (his transition term), at the request of our Chief Executive Officer or Board, of not more than 500 hours of service per 12-month period at our offices in Maryland. During this transition term, in lieu of his salary, we will pay Mr. Shaughnessy $200,000 for each year of the transition term. Upon a termination event or during a transition period, Mr. Shaughnessy will be entitled to specified types of payments, which may include payment of any unreimbursed business expenses, any vested benefits under our pension or other benefit plans, and the continuation of health and life insurance benefits for him and his family for their respective lifetimes and for his dependents until such dependents’ attainment of the maximum age up to which our plans, as then in effect, cover dependents of our employees.

Depending on whether Mr. Shaughnessy is deemed terminated due to a specified event, including, termination with or without “Cause,” with or without “Good Reason,” upon his Death or “Disability” or for another reason, including a “Change of Control,” (as those terms are defined in his employment agreement), he will be entitled to receive certain specified payments and benefits (or after-tax cash payments to reimburse the cost of benefits), the amount and value of which cannot now be calculated but would exceed $100,000, including, salary continuation, bonus payments, severance and vesting of equity awards, depending on the triggering event, in accordance with his employment agreement or applicable equity award agreements.

Mr. Shaughnessy’s agreement contains non-competition terms that will continue for three years from the last day of his employment. During this period, Mr. Shaughnessy also will be prohibited from soliciting any entity or person that has been a client, customer, employee or contractor of ours to terminate its relationship with us.

If any payment made by us under the employment agreement with Mr. Shaughnessy is subject to an excise tax, we will pay Mr. Shaughnessy an additional payment in an amount that after the payment by him of all taxes, he will retain an amount equal to such excise tax.

Dominic DiNapoli. On October 26, 2005, the Board approved, and on November 1, 2005, we entered into a new employment agreement with Dominic DiNapoli effective as of that date that supersedes and replaces the employment agreement dated July 17, 2002 between Dominic DiNapoli and us and the letter agreement dated March 24, 2004 to amend the employment agreement between Dominic DiNapoli and us. The employment agreement commences November 1, 2005 and terminates on December 31, 2011, subject to the transition term (as defined below). During its term, Mr. DiNapoli will serve as our full-time Executive Vice President and Chief Operating Officer. Mr. DiNapoli is entitled to participate in our incentive compensation and other bonus plans adopted by our Board and Compensation Committee of the Board and in our health, pension and other benefit plans.

In consideration for Mr. DiNapoli’s services, he received an annual base salary of $2,000,000 in 2005. Mr. DiNapoli’s annual salary will be subject to annual increases at the discretion of the Compensation Committee of our Board but the Compensation Committee may not decrease his annual salary. With respect to each fiscal year during the employment term, Mr. DiNapoli will be entitled to an annual incentive bonus as determined by the Compensation Committee. The Compensation Committee has approved a minimum bonus amount of $500,000 per year at a minimum target of $1.00 consolidated earnings per share for the term of the employment agreement pursuant to the FTI Consulting, Inc. Incentive Compensation Plan, Amended and Restated Effective October 25, 2005, or successor plan. Mr. DiNapoli will be eligible to earn additional bonus amounts pursuant to that plan, subject to the discretion of the Compensation Committee, and the recommendation of our Chief Executive Officer or Chairman of the Board.

As of November 1, 2005, Mr. DiNapoli was awarded an option for 100,000 shares of our common stock pursuant to our 2004 Plan, with an exercise price equal to the closing price of a share of our common stock on that date. The option vests in three equal annual installments beginning on the grant date and the first and second anniversaries of such dates. In addition, as of November 1, 2005, Mr. DiNapoli was awarded 125,000 shares of restricted stock under out 2004 Plan. One-ninth of the award shares vested and became nonforfeitable on December 31, 2006, and one-ninth of the award shares will vest and become nonforfeitable on each anniversary of such date, such that 100% of the award shares will be vested and nonforfeitable on December 31, 2014, provided that, Mr. DiNapoli is employed by us or an affiliate on each such anniversary date. Vesting of his options, restricted stock and any other equity-based awards granted from time to time will continue through his transition term (as described below).

If Mr. DiNapoli’s employment term expires or earlier terminates other than upon certain specified events such as death or disability, Mr. DiNapoli will continue to provide services to us as a part-time employee for three years (his transition term), at such dates and time as may be mutually agreed to by him and us, and upon the request and direction of the Chief Executive Officer, of not more than 500 hours of service per 12-month period. During the transition term, in lieu of his salary, we will pay Mr. DiNapoli annual transition payments of $500,000. Upon a termination event or during a transition period, Mr. DiNapoli will be entitled to specified payments, which may include payment of any unreimbursed business expenses, any vested benefits under our pension or other benefit plans, and continued health and life insurance benefits for him and his spouse during their respective lifetimes and for his dependents until such dependents’ attainment of the maximum age up to which our plans, as then in effect, cover dependents of our employees.

Depending on whether Mr. DiNapoli is deemed terminated due to a specified event, including, termination with or without “Cause,” with or without “Good Reason,” upon his Death or “Disability” or for another reason, including a “Change of Control,” (as those terms are defined in his employment agreement), he will be entitled to specified payments and benefits (or after-tax cash payments to reimburse the cost of benefits), the amount and value of which cannot now be calculated but would exceed $100,000, including, salary continuation, bonus payments, severance and vesting of equity awards, depending on the triggering event, in accordance with his employment agreement or applicable equity award agreements.

Mr. DiNapoli’s agreement contains non-competition terms that will continue for three years from the last day of his employment. During this period, Mr. DiNapoli also will be prohibited from soliciting any entity or person that has been a client, customer, employee or contractor of ours to terminate its relationship with us.

If any payment we make under the employment agreement with Mr. DiNapoli is subject to an excise tax, we will pay Mr. DiNapoli an additional payment in an amount that after the payment by him of all taxes, he will retain an amount equal to such excise tax.

Theodore I. Pincus. We entered into an employment agreement with Theodore I. Pincus as of November 5, 2002. As of March 21, 2006, we entered into an amendment to Mr. Pincus’ employment agreement. The employment agreement provides that during its term, Mr. Pincus will serve as our Executive Vice President and Chief Financial Officer. Pursuant to the amended employment agreement, as of January 1, 2006 Mr. Pincus’ base salary increased to $650,000 per annum from his $500,000 base salary amount in 2005. Mr. Pincus is entitled to participate in our incentive compensation and other bonus plans adopted by our Board and Compensation Committee of the Board and in our health, pension and other benefit plans. His annual salary is subject to annual increases at the discretion of the Compensation Committee but the Compensation Committee may not decrease his annual salary. In connection with the execution of the employment agreement in 2002, we granted Mr. Pincus an option for 67,500 shares of common stock (as adjusted for the three-for-two stock split paid as a stock dividend on June 4, 2003 to stockholders of record on May 7, 2003) under our 1997 Plan. This option vested in three equal installments.

Mr. Pincus’ employment agreement had an initial three-year term. As of November 4, 2003, the term was extended for one additional one-year period. Pursuant to the amendment to his employment agreement dated as of March 21, 2006, the term of Mr. Pincus’ employment agreement, which would have expired on November 2, 2006, has been extended until November 2, 2007 (the “Continuation Date”) and, thereafter, the term will automatically renew for an additional year from year to year (each an “Annual Renewal,” and collectively the “Annual Renewals”) unless either party provides written notice of non-renewal to the other party at least 45 days prior to end of the Continuation Date or the expiration of such Annual Renewal term, as applicable.

If Mr. Pincus’ employment term expires or earlier terminates other than upon certain specified events such as death or disability, Mr. Pincus will continue to provide services to us as a part-time employee for three years (his transition term), providing for, at the request and direction of the Chief Executive Officer or the Board, not more than 500 hours of service per 12-month period at our offices in Maryland. Mr. Pincus will be required to devote the first six months of his transition period to training and transitioning a new chief financial officer for FTI. During the transition term, in lieu of his salary, we will pay Mr. Pincus three annual transition payments of $325,000 plus $650.00 per hour for each hour worked in excess of 500 hours per year. In addition, Mr. Pincus will have a special bonus opportunity of up to $325,000 that could be earned following completion of the first six months of his transition period in the discretion of the Compensation Committee. Upon a termination event or during a transition period, Mr. Pincus will be entitled to specified payments, which may include payment of any unreimbursed business expenses, any vested benefits under our pension or other benefit plans, and continued health and life insurance benefits for him and his spouse during their respective lifetimes and for his dependents until such dependents’ attainment of the maximum age up to which our plans, as then in effect, cover dependents of our employees. Vesting of his options, restricted stock and any other equity-based awards granted from time to time will continue through his transition term.

Depending on whether Mr. Pincus is deemed terminated due to a specified event, including, termination with or without “Cause,” with or without “Good Reason,” upon his Death or “Disability” or for another reason, including a “Change of Control,” (as those terms are defined in his employment agreement), he will be entitled to receive certain specified payments and benefits (or after-tax cash payments to reimburse the cost of benefits), the amount and value of which cannot now be calculated but would exceed $100,000, including, salary continuation, bonus payments, severance and vesting of equity awards, depending on the triggering event, in accordance with his employment agreement or applicable equity award agreements.

Mr. Pincus’ employment agreement contains non-competition terms that will continue for three years after the last day of his employment. During this period, Mr. Pincus also will be prohibited from soliciting any entity or person that has been our client, customer, employee or contractor to terminate their relationship with us.

If any payment made by us under the employment agreement is subject to an excise tax, we will pay Mr. Pincus an additional payment in an amount that after the payment by him of all taxes, he will retain an amount equal to such excise tax.

Barry S. Kaufman. We entered into an employment agreement with Barry S. Kaufman as of March 31, 2004, which was amended effective January 9, 2006. The employment agreement provides that during its term, Mr. Kaufman will serve as our Executive Vice President and Chief Risk Management Officer. For consideration for Mr. Kaufman’ services, Mr. Kaufman received an annual base salary set at $500,000 for 2005. Effective on January 9, 2006, Mr. Kaufman left the position of Executive Vice President and Chief Risk Management Officer to lead our technology activities and initiatives and his employment agreement was amended to recognize that change. As of January 1, 2006, Mr. Kaufman’s base salary increased to $700,000 per annum. Mr. Kaufman is entitled to participate in our incentive compensation and other bonus plans adopted by our Board and Compensation Committee and in our health, pension and other benefit plans. His annual salary is subject to annual increases at the discretion of the Compensation Committee but the Compensation Committee may not decrease his salary. In connection with the execution of the employment agreement, we granted Mr. Kaufman an option for 50,000 shares of common stock pursuant to our 1997 Plan. This option vests in three equal installments, beginning on the first anniversary of the date of grant and on the first and second anniversaries of such date, provided we continue to employ him on each of such dates.

The employment agreement had an initial three-year term through March 31, 2007, but pursuant to its terms the employment term was extended on March 31, 2005 by an additional one year period. The term of the agreement currently expires on March 31, 2008 but may terminate earlier. If Mr. Kaufman’s employment term expires or earlier terminates other than upon certain specified events such as his death or disability, Mr. Kaufman will provide, at the request and direction of our Chief Executive Officer or Board, services to us as a part-time employee for three years (his transition term), of not more than 500 hours of service per 12-month period at our offices in Maryland. During the transition term, in lieu of his salary, we will pay Mr. Kaufman annual transition payments of $325,000. Upon a termination event or during a transition period, Mr. Kaufman will be entitled to specified payments, which may include payment of any unreimbursed business expenses, any vested benefits under our pension or other benefit plans, and continued health and life insurance benefits for him and his spouse during their respective lifetimes and for his dependents until such dependents’ attainment of the maximum age up to which our plans, as then in effect, cover dependents of our employees. Vesting of his options, restricted stock and any other equity-based awards granted from time to time will continue through his transition term.

Depending on whether Mr. Kaufman is deemed terminated due to a specified event, including, termination with or without “Cause,” with or without “Good Reason,” upon his Death or “Disability” or for another reason, including a “Change of Control,” (as those terms are defined in his employment agreement), he will continue to receive certain specified payments and benefits (or after-tax cash payments to reimburse the cost of benefits), the amount and value of which cannot now be calculated but would exceed $100,000, including, salary continuation, bonus payments, severance and vesting of equity awards, depending on the triggering event, in accordance with his employment agreement or applicable equity award agreements.

Mr. Kaufman’s employment agreement contains non-competition terms that will continue for three years after the last day of his employment. During this period, Mr. Kaufman also will be prohibited from soliciting any entity or person that has been our client, customer, employee or contractor to terminate their relationship with us.

If any payment made by us under the employment agreement is subject to an excise tax, we will pay Mr. Kaufman an additional payment in an amount that after the payment by him of all taxes, he will retain an amount equal to such excise tax.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the ownership of our common stock as of December 11, 2006, by:

•	each person known to own beneficially more than 5% of our outstanding common stock,

•	each of our directors,

•	each of our executive officers, and

•	all of our executive officers and directors as a group.

The amounts and percentages of shares of common stock beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities with respect to which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (%)

Jack B. Dunn, IV(2)	533,548	1.27

Dennis J. Shaughnessy(3)	533,550	1.27

Dominic DiNapoli(4)	357,121	*

Theodore I. Pincus(5)	184,083	*

John A. MacColl(6)	48,333	*

David G. Bannister(7)	57,095	*

Charles Boryenace(8)	2,500	*

Curt A. H. Jeschke, Jr.(9)	1,666	*

Brenda J. Bacon(10)	42,207	*

Mark H. Berey(11)	71,500	*

Denis J. Callaghan(12)	209,628	*

James W. Crownover(13)	3,125	*

Gerard E. Holthaus(14)	90,000	*

Matthew F. McHugh(15)	34,100	*

Eric B. Miller(16)	10,000	*

George P. Stamas(17)	179,910	*

Gary C. Wendt(18)	44,700	*

Royce & Associates, LLC 1414 Avenue of the Americas New York, New York 10019(19)	1,052,300	2.52

Snyder Capital Management, L.P. 350 California Street Suite 1460 San Francisco, CA 94104(20)	1,529,000	3.66

Neuberger Berman Inc. 605 Third Avenue New York, New York 10158(21)	2,102,075	5.03

T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202(22)	2,176,895	5.21

FMR Corp. 82 Devonshire Street Boston, MA 02109(23)	4,073,141	9.75

Wachovia Corporation One Wachovia Center Charlotte, NC 8288-0137(24)	1,806,059	4.32

All directors and executive officers as a grroup (16 persons)	2,403,066	5.53

*	Less than 1%.
(1)	Unless otherwise specified, the address of these persons is c/o FTI Consulting, Inc., 500 East Pratt Street, Suite 1400, Baltimore, Maryland 21202.

(2)	Includes 53,106 shares of restricted stock granted on September 23, 2004 that are subject to forfeiture until they vest, which will be in five equal annual installments beginning on the first anniversary of the date of grant, of which 31,864 remain restricted and subject to forfeiture as of December 11, 2006. Includes a performance-based award of 10,000 shares of restricted stock granted on October 24, 2006 that are subject to forfeiture until they vest, which will be December 31, 2009 provided that the performance goals have been attained as of any fiscal year ending December 31, 2007, December 31, 2008 or December 31, 2009. Includes 376,358 shares of common stock issuable upon the exercise of options, 18,000 shares of common stock over which Mr. Dunn and his spouse share voting and investment power, and 450 shares over which Mr. Dunn and his son share voting and investment power.
(3)	Includes 152,517 shares of restricted stock granted on October 20, 2004 that are subject to forfeiture until they vest, which will be in 10 equal annual installments beginning on the first anniversary of the date of grant, of which 122,014 remain restricted and subject to forfeiture as of December 11, 2006. Includes performance-based awards of 50,000 shares of restricted stock granted on October 24, 2006 that are subject to forfeiture until they vest, which will be December 31, 2009, provided that the performance goals have been attained as of any fiscal year ending December 31, 2007, December 31, 2008 or December 31, 2009. Includes 335,000 shares of our common stock issuable upon exercise of stock options, of which 135,000 was awarded to Mr. Shaughnessy in his capacity as a non-employee director before he joined us as an executive officer.
(4)	Includes 125,0000 shares of restricted stock granted on November 1, 2005, which will vest and become nonforfeitable as to one-ninth on December 31, 2006 and one-ninth on each anniversary of such date thereafter such that 100% of such restricted shares will be vested and nonforfeitable on December 31, 2014, of which 111,112 shares remain restricted and subject to forfeiture as of December 11, 2006. Includes 167,499 shares of our common stock issuable upon exercise of stock options.
(5)	Includes 179,583 shares of our common stock issuable upon exercise of stock options.
(6)	Includes 33,333 shares of our common stock issuable upon exercise of stock options. Includes 10,000 shares of restricted stock granted on January 9, 2006, that are subject to forfeiture until they vest, which will be in three equal annual installments beginning on the first anniversary of the date of grant.
(7)	Includes 25,000 of our common stock issuable upon exercise of options. Includes a performance-based award of 25,000 shares of restricted stock granted on October 24, 2006 that are subject to forfeiture until they vest, which will be December 31, 2009, provided that the performance goals have been attained as of any fiscal year ending December 31, 2007, December 31, 2008 or December 31, 2009.
(8)	Includes 2,500 shares of our common stock issuable upon exercise of options.
(9)	Includes 1,666 shares of our common stock issuable upon exercise of options.
(10)	Includes 37,500 shares of restricted stock granted on December 11, 2006, which will vest one-twelfth each three-month period beginning on the first three-month period after the date of grant, of which currently all are subject to forfeiture. Includes 4,707 shares of our common stock issuable upon exercise of options.
(11)	Includes 70,000 shares of our common stock issuable upon exercise of stock options.
(12)	Includes 196,803 shares of our common stock issuable upon exercise of stock options.
(13)	Includes 3,125 shares our common stock issuable upon settlement of vested restricted stock units issued under our Deferred Compensation Plan for Key Employees and Non-Employee Directors. Upon a termination event under the plan, Mr. Crownover will receive one share of our common stock for each vested restricted stock unit in his account.
(14)	Includes 90,000 shares of our common stock issuable upon exercise of stock options.
(15)	Includes 37,500 shares of restricted stock granted on October 26, 2005, which will vest one-twelfth each three-month period beginning on the first three-month period after the date of grant, of which 25,000 remain restricted and subject to forfeiture as of December 11, 2006.
(16)	Includes 10,000 shares of restricted stock granted on June 6, 2006 that are subject to forfeiture until they vest, which will be in three equal annual installments beginning on the first anniversary of the grant date.
(17)	Includes 2,863 shares of our common stock over which Mr. Stamas and his spouse share voting and investment power and 177,047 shares of our common stock issuable upon exercise of stock options.
(18)	Includes 6,250 shares our common stock issuable upon settlement of vested restricted stock units issued under our Deferred Compensation Plan for Key Employees and Non-Employee Directors. Upon a

termination event under the plan, Mr. Wendt will receive one share of our common stock for each vested restricted stock unit in his account.
(19)	Based on Schedule 13G/A filed on February 9, 2006. The reporting person reported sole voting and dispositive power with respect to 1,052,300 shares of common stock.
(20)	Based on Schedule 13G/A filed on February 16, 2006. The reporting person reported shared voting power with respect to 1,529,000 shares of common stock.
(21)	Based on Schedule 3G filed on February 14, 2006, the reporting person reported sole voting power with respect to 1,786,775 shares of common stock and shared dispositive power with respect to 2,102,075 shares of common stock.
(22)	Based on Schedule 13G/A filed on February 14, 2006, the reporting person reported sole voting power with respect to 603,500 shares of common stock and sole dispositive power with respect to 2,176,895 shares of common stock. These securities are owed by various individual and institutional investors which T. Rowe Price Associates Inc. (“Price Associates”) serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.
(23)	Based on Schedule 13G filed on July 10, 2006, the reporting person reported sole voting power with respect to 878,400 shares of common stock and sole dispositive power with respect to 4,073,141 shares of common stock.
(24)	Based on Schedule 13G filed on April 12, 2006, the reporting person reported sole voting power with respect to 1,796,059 shares of common stock, shared voting power with respect to 10,000 shares, sole dispositive power with respect to 1,779,776 shares of common stock and shared dispositive power with respect to 213 shares of common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We are not a party to any related party transactions with our executive officers, directors and nominees for director that are required to be reported under Rule 404 of Regulation S-K promulgated by the SEC, except that Mr. Stamas is a partner of Kirkland & Ellis LLP, a law firm that has been engaged during the last fiscal year to provide legal services to us in the ordinary course of business. Mr. Stamas beneficially owns 2,863 shares of FTI’s common stock and stock options for 177,047 shares of common stock that are currently exercisable or will be exercisable on or before February 9, 2007.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facility

General. In connection with the Acquisition, we and certain of our subsidiaries entered into an amended and restated credit agreement (“Credit Agreement”) with Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer and the other lenders who are a party to that agreement, providing for the amended and restated senior secured credit facility. The Credit Agreement amends and restates the amended and restated credit agreement entered into as of November 28, 2003, as further amended, supplemented from time to time with Bank of America, as administrative agent, and Wachovia Bank, SunTrust Bank, Comerica Bank, Sovereign Bank, National City Bank, PNC Bank and U.S. Bank, as lenders, providing for the senior secured credit facility. The Credit Agreement also adjusts our financial covenants and effects certain other changes.

The amended and restated senior secured credit facility consists of a $150.0 million senior secured revolving line of credit maturing on September 30, 2011. We borrowed $40.0 million under the amended and restated senior secured credit facility to finance the Acquisition.

We use letters of credit primarily as security deposits for our office facilities. Letters of credit reduce the availability under our revolving line of credit. As of September 30, 2006, after giving pro forma effect to the Transactions, we had $9.6 million of outstanding letters of credit.

Our obligations under our amended and restated senior secured credit facility are guaranteed by substantially all of our domestic subsidiaries and secured by substantially all of our and our domestic subsidiaries’ assets (including 65% of the issued and outstanding capital stock of foreign subsidiaries).

Interest rates and fees. The borrowings under the amended and restated secured credit facility bear interest on the outstanding principal amount for each interest period as follows: (A) for each Eurodollar Rate Loan at a rate per annum equal to the sum of (i) the Eurodollar Rate for such interest period plus (ii) the Applicable Rate; and (B) for each Base Rate Loan at a rate per annum equal to (i) the Base Rate plus (ii) the Applicable Rate; and (C) each Swing Line Loan at a rate per annum equal to the (i) Base Rate plus (ii) the Applicable Rate. The Eurodollar Rate will be determined by Bank of America by dividing the British Bankers Association LIBOR Rate for the day two days prior to commencement of the interest period, by one minus the Eurodollar Reserve Percentage published by the Federal Reserve Bank in effect on such day. The Base Rate means a fluctuating rate per annum equal to the higher of (i) the Federal Funds rate plus 50 bases points and an applicable margin or (ii) the rate of interest in effect for such day as the prime rate announced by Bank of America. The Applicable Rate means certain percentages established by Bank of America in the Credit Agreement.

Voluntary prepayments. We are not subject to any penalties for early payment of debt under the amended and restated senior secured credit facility.

Covenants. The amended and restated senior secured credit facility contains financial, affirmative and negative covenants that we believe are usual and customary for a senior secured credit agreement. The negative covenants in the amended and restated senior secured credit facility include, among other things, limitations on our ability to:

•	incur additional indebtedness;

•	make investments;

•	create liens;

•	pay dividends;

•	make distributions or repurchases of our capital stock;

•	consolidate, merge or sell all or substantially all of our assets;

•	guarantee obligations of other entities;

•	enter into hedging agreements;

•	modify the indentures governing the 2005 Notes;

•	enter into transactions with our affiliates;

•	engage in any business other than the consulting business;

•	fundamental change;

•	certain restricted payments; and

•	transactions with affiliates and insiders.

In addition, the amended and restated senior secured credit facility requires us to comply with certain financial ratios, each as defined in the Credit Agreement, including, among other things:

•	maintenance of a Maximum Total Leverage Ratio of 4.25x (total consolidated indebtedness to earnings before interest, taxes, depreciation and amortization, or EBITDA);

•	maintenance of a Maximum Senior Leverage Ratio of 3.25x (total senior indebtedness to EBITDA);

•	maintenance of a Maximum Fixed Charge Coverage Ratio of 1.50x (EBITDA to specified financial charges); and

•	maintenance of a Minimum Net Worth.

7 5/8% Senior Notes

General. In August 2005, we offered $200.0 million in aggregate principal amount of our 7 5/8% senior notes due 2013, which were subsequently exchanged for registered notes effectuated pursuant to an exchange offer made on February 14, 2006. The 2005 Senior Notes are our general unsecured obligations and are guaranteed on a senior unsecured basis by substantially all of our existing and future domestic subsidiaries. The 2005 Senior Notes were issued pursuant to an indenture among us, the guarantors and Wilmington Trust Company, as trustee. Interest on the 2005 Senior Notes is payable at the rate of 7 5/8% per annum and is payable semi-annually in arrears in cash on each June 15 and December 15. The 2005 Senior Notes will mature on June 15, 2013.

Ranking. The 2005 Senior Notes are our senior unsecured obligations and rank pari passu in right of payment with all of our existing and future senior indebtedness, including the exchange notes and rank senior in right of payment to all of our existing and future subordinated indebtedness, including our 2005 Convertible Notes. The 2005 Senior Notes are effectively subordinated to our existing and future secured indebtedness to the extent of the collateral securing such indebtedness, as well as to all liabilities, including trade payables, of our subsidiaries that do not guarantee the 2005 Senior Notes.

Optional Redemption. We have the right to redeem all or part of the 2005 Senior Notes at the redemption prices (expressed as percentages of principal amount) set forth below if redeemed during the twelve-month period beginning on June 15 of the years set forth below, plus, in each case, accrued and unpaid interest, if any, to the date of redemption:

Year	Percentage
2009	103.813
2010	101.906
2011 and thereafter	100.000

We also have the right, at any time prior to June 15, 2009, to redeem on one or more occasions up to 35% of the aggregate principal amount of 2005 Senior Notes with the proceeds of certain sales of our equity securities at a redemption price of 107.625% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date; provided that at least 65% of the aggregate principal amount of 2005 Senior Notes originally remains outstanding after the occurrence of each such redemption and the redemption occurs within 90 days of the date we consummate a sale of our equity securities.

In addition, we may redeem the 2005 Senior Notes, in whole or in part, at any time prior to June 15, 2009, at a redemption price equal to 100% of the principal amount of the 2005 Senior Notes plus a “make-whole” premium, determined by reference to United States treasuries plus a spread of 50 basis points, plus accrued and unpaid interest to the date of redemption.

Repurchase at the Option of Holders. If we experience certain types of change of control, the 2005 Senior Note indenture requires that we make an offer to all holders of the 2005 Senior Notes to repurchase their notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption. In addition, if we sell certain types of assets, the 2005 Senior Notes indenture requires that, to the extent we do not apply the proceeds from the asset sale in accordance with the 2005 Senior Notes indenture, we use the net proceeds of that asset sale to make an offer to all holders of the 2005 Senior Notes to repurchase their 2005 Senior Notes, up to the amount of such net proceeds, at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption.

Covenants. The 2005 Senior Notes indenture includes covenants that limit our ability and the ability of our subsidiaries to:

•	incur additional indebtedness and issue preferred stock;

•	pay dividends or make other distributions in respect of our capital stock or to make other restricted payments;

•	make certain investments;

•	create certain liens;

•	allow restrictions on the ability of our subsidiaries to make distributions or transfer assets to us;

•	enter into certain transactions with affiliates;

•	sell assets;

•	enter into certain mergers and consolidations;

•	enter into new lines of business; and

•	amend the subordination provisions contained in the indenture governing the 2005 Convertible Notes.

The foregoing restrictive covenants are incurrence-based, meaning that they limit our ability to take certain actions or allow certain events to occur. The 2005 Senior Notes indenture does not contain any financial covenants, and therefore we are not required to maintain any specified financial condition.

Events of Default. The 2005 Senior Notes indenture contains customary events of default, in some cases subject to grace periods, that could result in the acceleration of the 2005 Senior Notes prior to stated maturity if those events of default are not cured or waived. The 2005 Senior Notes indenture contains a cross-default to any acceleration of, or default in the payment of principal on, indebtedness that has an aggregate principal amount outstanding that exceeds $25.0 million. We also will have an event of default if we fail to pay certain judgments against us in an amount over $25.0 million or if we or any of our significant subsidiaries experience certain types of bankruptcy or insolvency.

Special Interest. The 2005 Senior Notes were issued in a private placement exempt from the registration requirements of the federal securities laws. We entered into a registration rights agreement with the initial purchasers of the 2005 Senior Notes in which we agreed to register a substantially identical series of 2005 Senior

Notes with the SEC and to conduct an exchange offer pursuant to which would offer to exchange the newly registered series of 2005 Senior Notes for all outstanding 2005 Senior Notes that were issued in the private placement. On January 13, 2006, the registration statement for the exchange notes was declared effective and on February 14, 2006, the outstanding 2005 Senior Notes were exchanged for the registered 2005 Senior Notes.

3 3/4% Convertible Senior Subordinated Notes

General. Contemporaneous with the offering of our 2005 Senior Notes, we offered $150.0 million in aggregate principal amount of our 3 3/4% convertible senior subordinated notes due July 15, 2012. The 2005 Convertible Notes are general unsecured obligations of FTI and are guaranteed on a senior subordinated, unsecured basis by substantially all of FTI’s existing and future domestic subsidiaries. The 2005 Convertible Notes were issued pursuant to an indenture among FTI, the guarantors and Wilmington Trust Company, as trustee. Interest on the 2005 Convertible Notes is payable at the rate of 3 3/4% per annum and is payable semi-annually in arrears in cash on each July 15 and January 15. The 2005 Convertible Notes will mature on July 15, 2012, four years prior to the maturity of the Notes offered hereby.

Ranking. The 2005 Convertible Notes are our senior subordinated, unsecured obligations and rank junior in right of payment to all of our existing and future senior indebtedness, including our 2005 Senior Notes, our amended and restated senior secured credit facility and the exchange notes offered hereby. The 2005 Convertible Notes rank pari passu in right of payment with all of our future senior subordinated indebtedness, if any, and rank senior in right of payment to all of our future indebtedness that is contractually subordinated to the 2005 Convertible Notes, if any. The 2005 Convertible Notes are effectively subordinated to all liabilities, including trade payables, of those subsidiaries that do not guarantee the 2005 Convertible Notes. The subordination provisions of the 2005 Convertible Notes are customary for securities of that type, and allow the creditors with respect to any “designated senior debt,” which will include our 2005 Senior Notes, our amended and restated senior secured credit facility and the exchange notes, to block payments on the 2005 Convertible Notes while there is a default on that designated senior debt; provided that nonpayment defaults cannot block payments on the 2005 Convertible Notes for more than 179 days in any 365-day period.

Redemption. We do not have the right to redeem the 2005 Convertible Notes. However, the indenture governing the 2005 Convertible Notes does not restrict our ability to repurchase or to commence a tender offer for the 2005 Convertible Notes.

Conversion. The 2005 Convertible Notes are convertible by the holders into the consideration described below at an initial conversion rate of 31.9980 shares of our common stock per $1,000 principal amount of notes (which is equivalent to an initial conversion price of $31.25 per share). The 2005 Convertible Notes may be converted only under the following circumstances:

•	prior to June 15, 2012, during any conversion period if the closing sale price of our common stock for at least 20 trading days in the 30 consecutive trading day period ending on the first day of such conversion period is greater than 120% of the applicable conversion price on the first day of the conversion period (the “sale price condition”);

•	prior to June 15, 2012, during the five consecutive business day period following any five consecutive trading day period in which the trading price of a 2005 Convertible Note for each day of that trading period was less than 95% of the closing sale price of our common stock on such corresponding trading day as multiplied by the applicable conversion rate (the “trading price condition”);

•	at any time on or after June 15, 2012; or

•	at any time that we engage in corporate transactions such as distributing to holders of our common stock (1) certain rights or warrants that allow them to purchase our common stock at less than current market price or (2) assets, debt securities or rights or warrants that has a per share value in excess of 10% of the closing market price of our common stock.

In addition, if a fundamental change occurs, holders have the right to convert their 2005 Convertible Notes during a period beginning 15 days before and ending 15 days after the effective date of the fundamental change.

The 2005 Convertible Notes are structured for net cash settlement. Upon surrender of 2005 Convertible Notes for conversion, the holder will receive a cash payment equal to the lesser of the principal amount of the note and the “conversion value” of the note, determined by reference to the average closing sale price of our common stock over the past 20 days and the conversion rate then in effect. As a result, we expect that will be required to make substantial cash payments upon conversion of the 2005 Convertible Notes. Our amended and restated senior secured credit facility permits us to pay the required cash portion of the conversion consideration for conversions upon satisfaction of the sale price condition described above or conversions at any time on or after June 15, 2012. However, our senior credit facility will only allow us to pay an aggregate of $12.5 million in cash in connection with conversions upon satisfaction of the trading price condition described above, and does not permit us to pay any cash in connection with conversions upon the occurrence of the corporate transactions described above or fundamental change described below. As a result, if holders of the 2005 Convertible Notes convert and we are not allowed to pay the required cash portion of the conversion consideration, we will be required to obtain the consent of the lenders under our amended and restated senior secured credit facility or to refinance that debt. If we are unable to obtain such consent or refinance the debt, then we may default in payment of the conversion consideration, which would be an event of default under the 2005 Convertible Note indenture and could cause a default under the indenture governing the 2005 Senior Notes and Notes offered hereby.

To the extent the conversion value exceeds the principal amount of a 2005 Convertible Note, we have the right to pay the excess either in shares of our common stock or in cash. We also will pay any fractional shares issuable upon conversion in cash.

Anti-Dilution Adjustment. The conversion rate of the 2005 Convertible Notes is subject to adjustment if we:

•	pay stock dividends in common stock;

•	issue rights or warrants to purchase our common stock at less than the current market price;

•	implement any stock splits, combinations or reclassifications;

•	distribute debt, securities or assets to our stockholders;

•	effect a spin-off of any subsidiary or business unit to our stockholders;

•	pay cash dividends;

•	pay a premium in connection with any tender or exchange offer that we make for our common stock in excess of the current market price on the day after the offer expires; or

•	pay a premium in connection with any repurchases of our common stock in excess of the current market price that, over a twelve-month period, results in the payment of aggregate consideration in excess of 10% of our market capitalization.

In addition, the conversion rate will be adjusted upon the occurrence of a fundamental change, subject to certain limitations. The indenture governing the 2005 Convertible Notes contains a “make-whole” adjustment feature designed to compensate the holders of 2005 Convertible Notes for the economic loss of option value in the event of a fundamental change that deprives them of the right to convert their 2005 Convertible Notes into our common stock. The make-whole adjustment does not apply in the event of a change of control in which we are acquired by a public company and we elect to adjust the conversion so that holders can convert their 2005 Convertible Notes into shares of common equity of person that acquired us.

Repurchase at the Option of Holders. If we experience certain types of fundamental changes (such as our common stock no longer being traded or a change of control), the 2005 Convertible Note indenture will require, subject to certain conditions, that we make an offer to all holders of the 2005 Convertible Notes to repurchase their 2005 Convertible Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption. In the event of a “public acquirer change of control,” as defined in the indenture governing the 2005 Convertible Notes, we have the right to adjust the conversion rate of the notes in lieu of permitting a repurchase. We are not be required to make the offer to purchase if, (1) following the announcement or effectiveness of the fundamental change, our common stock trades at 105% or more than the conversion price of the 2005 Convertible Notes or (2) at least 90% of the consideration paid for our common stock in the fundamental change consists of shares of publicly traded common stock of a third person.

Covenants. The indenture governing the 2005 Convertible Notes does not contain any significant restrictive covenants or any financial covenants. The 2005 Convertible Note indenture limits our ability and the ability of our subsidiaries to enter into certain mergers and consolidations, as well as to incur additional indebtedness that is junior to any senior debt of us or our subsidiaries that is also senior to the 2005 Convertible Notes.

Events of Default. The 2005 Convertible Notes indenture contains events of default that are customary for securities of that type that could result in the acceleration of the 2005 Convertible Notes prior to stated maturity if those events of default are not cured or waived. The 2005 Convertible Note indenture contains a cross-default to any acceleration of, or default in the payment of principal on, indebtedness that has an aggregate principal amount outstanding that exceeds $25.0 million. We also have an event of default if we fail to pay certain judgments against us in an amount over $25.0 million or if we or any of our significant subsidiaries experience certain types of bankruptcy or insolvency.

Special Interest. The 2005 Convertible Notes were issued in a private placement exempt from the registration requirements of the federal securities laws. We entered into a registration rights agreement with the initial purchasers of the 2005 Convertible Notes in which we agreed to file a shelf registration statement to allow the holders to resell their 2005 Convertible Notes to the public. On January 13, 2006, the registration statement was declared effective by the SEC. If the shelf registration statement ceases to be available for resales for certain periods of time, we will be required to pay special interest in additional to the regular interest on the 2005 Convertible Notes. If we do not meet our registration obligations, special interest will accrue in an amount equal to 0.25% per annum of the principal amount during the first 90 days of the default, and will increase to 0.50% per annum after the 91st day that a registration default continues. In the case where the shelf registration statement ceases to be available for resales, special interest will accrue in an amount equal to 0.50% per annum of the principal amount during after certain threshold dates.

DESCRIPTION OF THE EXCHANGE NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the word “FTI” refers only to FTI Consulting, Inc. and not to any of its subsidiaries, and unless the context otherwise indicates, references to “notes” refer to the exchange notes.

FTI issued the old notes and will issue the exchange notes under an indenture among itself, the Guarantors and Wilmington Trust Company, as trustee. The form and terms of the old notes and the exchange notes are identical in all material respects except that the exchange notes will have been registered under the Securities Act. See “The Exchange Offer—Purpose and Effect and—Transferability of the Exchange Notes.” The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the registration rights agreement are available as set forth below under “—Additional Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note is treated as the owner of it for all purposes. Only registered holders have rights under the indenture.

Brief Description of the Notes and the Note Guarantees

The Notes

The notes:

•	will be general unsecured obligations of FTI;

•	will be pari passu in right of payment with all existing and future senior Indebtedness of FTI, including Indebtedness under the Credit Agreement and the Existing Senior Notes;

•	will be senior in right of payment to any future subordinated Indebtedness of FTI; and

•	will be unconditionally guaranteed by the Guarantors.

The notes will be effectively subordinated to all borrowings under our senior secured credit facility, which are secured by substantially all of the assets of FTI and the Guarantors, as well as to all other secured indebtedness that we have incurred or may incur in the future. See “Risk Factors—Your right to receive payments on the notes is effectively subordinated to the rights of our existing and future secured creditors.”

The Note Guarantees

The notes will be guaranteed by substantially all of FTI’s Domestic Subsidiaries.

Each guarantee of the notes:

•	will be a general unsecured obligation of the Guarantor;

•	will be pari passu in right of payment with all existing and future senior Indebtedness of that Guarantor; and

•	will be senior in right of payment to any future subordinated Indebtedness of that Guarantor.

The guarantees will be effectively subordinated to all secured indebtedness that the Guarantors have incurred or may incur in the future.

Not all of our Subsidiaries will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. On a pro forma basis, the non-guarantor Subsidiaries generated 13.4% of our consolidated revenues in the nine-month period ended September 30, 2006 and held 9.6% of our consolidated assets as of September 30, 2006.

As of the date of the indenture, all of our Subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the notes.

Principal, Maturity and Interest

FTI issued $215.0 million in aggregate principal amount of the old notes. FTI may issue additional notes under the indenture from time to time. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” Unless otherwise specified, references in this description to the “notes” refer to the notes and any additional notes that may be issued from time to time. The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. FTI issued old notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will mature on October 1, 2016.

Interest on the notes will accrue at the rate of 7 3/4% per annum and will be payable semi-annually in arrears on April 1 and October 1, commencing on April 1, 2007. Interest on overdue principal, interest and Special Interest, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the notes. FTI will make each interest payment to the holders of record on the immediately preceding March 15 and September 15.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to FTI, FTI will pay all principal, interest and premium and Special Interest, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless FTI elects to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. FTI may change the paying agent or registrar without prior notice to the holders of the notes, and FTI or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. FTI will not be required to transfer or exchange any note selected for redemption. Also, FTI will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Note Guarantees

The notes will be guaranteed by substantially all of FTI’s current and future Domestic Subsidiaries. The Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from guarantors.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than FTI or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Note Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Note Guarantee of a Guarantor will be automatically and unconditionally released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) FTI or a Restricted Subsidiary of FTI, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2) in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) FTI or a Restricted Subsidiary of FTI, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(3) if FTI designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4) upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

See “—Repurchase at the Option of Holders—Asset Sales.”

Optional Redemption

At any time prior to October 1, 2009, FTI may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 107.750% of the principal amount, plus accrued and unpaid interest and Special Interest, if any, to the redemption date, with the net cash proceeds of a sale of Equity Interests (other than Disqualified Stock) of FTI; provided that:

(1) at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by FTI and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 90 days of the date of the closing of such sale of Equity Interests.

At any time prior to October 1, 2011, FTI may also redeem all or a part of the notes upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Special Interest, if any, to the date of redemption, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

Except pursuant to the two preceding paragraphs, the notes will not be redeemable at FTI’s option prior to October 1, 2011.

On or after October 1, 2011, FTI may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Special Interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on October 1 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2011	103.875%
2012	102.583%
2013	101.292%
2014 and thereafter	100.000%

Unless FTI defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

FTI may acquire notes by means other than a redemption, whether by tender offer, open-market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as any such acquisition does not otherwise violate the terms of the indenture.

Mandatory Redemption

FTI is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require FTI to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, FTI will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Special Interest, if any, on the notes repurchased to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on an interest payment date that is prior to the purchase date. Within ten days following any Change of Control, FTI will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. Holders electing to have a note purchased pursuant to a Change of Control Offer will be required to surrender the note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the paying agent at the address specified in the notice of Change of Control Offer prior to the close of business on the third business day prior to the Change of Control Payment Date or, with respect to holders of notes who own beneficial interests in notes in global form, otherwise comply with the applicable procedures of The Depository Trust Company in connection with the Change of Control

Offer. FTI will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, FTI will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, FTI will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by FTI.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any. FTI will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require FTI to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that FTI repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

FTI will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by FTI and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price. A Change of Control Offer may be made in advance of a Change of Control, conditional upon consummation of the Change of Control, if FTI has entered into a definitive agreement with respect to the Change of Control that is in effect at the time of making the Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of FTI and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require FTI to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of FTI and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

FTI will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) FTI (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by FTI or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on FTI’s most recent consolidated balance sheet, of FTI or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases FTI or such Restricted Subsidiary from further liability;

(b) any securities, notes or other obligations received by FTI or any such Restricted Subsidiary from such transferee that are converted by FTI or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion, within 90 days following the closing of such Asset Sale;

(c) any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant; and

(d) any Designated Non-Cash Consideration that is received by FTI or any such Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (d) that is at that time outstanding, no greater than the greater of (i) 3% of Total Assets at the time of the receipt of such Designated Non-Cash Consideration and (ii) $30.0 million (with the Fair Market Value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value). The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of FTI, and such determination must be based upon an opinion or appraisal issued by an accounting, appraisal, valuation or investment banking firm of national standing if the Fair Market Value exceeds $20.0 million.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, FTI (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds, at its option:

(1) to repay secured Indebtedness or Indebtedness and other Obligations under a Credit Facility or Indebtedness of a Restricted Subsidiary that is not a Guarantor and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of FTI;

(3) to make a capital expenditure;

(4) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business or that replace the assets that were the subject of such Asset Sale; or

(5) to make any combination of the applications set forth in the immediately preceding clauses (1) through (4).

A binding contract to apply Net Proceeds in accordance with clauses (1) through (5) above will toll the 365-day period in respect of such Net Proceeds, provided that such binding contract shall be treated as a permitted application of Net Proceeds from the date of such binding contract until and only until the earlier of (x) the date on which such acquisition or expenditure is consummated and (y) the 180th day following the expiration of the aforementioned 365-day period. If such acquisition or expenditure is not consummated on or before the 180th day and FTI (or the applicable Restricted Subsidiary, as the case may be) shall not have applied such Net Proceeds pursuant to clauses (1) through (5) above on or before such 180th day, such binding contract shall be deemed not to have been a permitted application of the Net Proceeds.

Pending the final application of any Net Proceeds, FTI may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant and with respect to which an Asset Sale Offer has not been made will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, within five days thereof, FTI will make an Asset Sale Offer to all holders of notes and, at the option of FTI (unless otherwise required by the terms thereof), all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Special Interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, FTI may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

FTI will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, FTI will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The agreements governing FTI’s other Indebtedness contain, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require FTI to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on FTI. In the event a Change of Control or Asset Sale occurs at a time when FTI is prohibited from purchasing notes, FTI could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If FTI does not obtain a consent or repay those borrowings, FTI will remain prohibited from purchasing notes. In that case, FTI’s failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under the other indebtedness. Finally, FTI’s ability to pay cash to the holders of notes upon a repurchase may be limited by FTI’s then existing financial resources. No assurance can be given that FTI will have funds available or otherwise will be able to purchase any notes upon the occurrence of a Change of Control or an Asset Sale. See “Risk Factors—Risks Relating to the Notes—We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the notes.”

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Certain Covenants

Restricted Payments

FTI will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of FTI’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving FTI or any of its Restricted Subsidiaries) or to the direct or indirect holders of FTI’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of FTI and other than dividends or distributions payable to FTI or a Restricted Subsidiary of FTI);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving FTI) any Equity Interests of FTI or any direct or indirect parent of FTI;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of FTI or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among FTI and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) FTI would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by FTI and its Restricted Subsidiaries since August 2, 2005 (excluding Restricted Payments permitted by clauses (2), (3), (4), (6), (7), (8), (10) and (11) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of FTI for the period (taken as one accounting period) from July 1, 2005 to the end of FTI’s most recently ended fiscal quarter for which financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b) 100% of the aggregate net cash proceeds and the Fair Market Value of marketable securities or other property or assets (including, without limitation, that portion of any Permitted Business that is acquired through the issue of new shares of Common Stock) received by FTI since August 2, 2005, as a contribution to its common equity capital or from the issue or sale of Equity Interests of FTI (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of FTI that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of FTI); plus

(c) the sum of (1) the aggregate amount of the return to capital with respect to any Restricted Investment that was made after August 2, 2005, whether through interest payments, principal payments, dividends or other distributions or payments, and (2) to the extent that any such Restricted Investment is sold for cash or otherwise liquidated or repaid for cash, the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any); plus

(d) to the extent that any Unrestricted Subsidiary of FTI designated as such after August 2, 2005, is redesignated as a Restricted Subsidiary or any Unrestricted Subsidiary of FTI merges into or consolidates with FTI or any of its Restricted Subsidiaries (and FTI or such Restricted Subsidiary is the surviving entity), in each case after October 3, 2006, the Fair Market Value of FTI’s Investment in such Subsidiary as of the date of such redesignation or merger or consolidation.

The preceding provisions will not prohibit:

(1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the sale within 30 days (other than to a Subsidiary of FTI) of, Equity Interests of FTI (other than Disqualified Stock) or from the contribution within 30 days of common equity capital to FTI; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of FTI or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee with the net cash proceeds from an incurrence within 30 days of Permitted Refinancing Indebtedness;

(4) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of FTI to the holders of its Equity Interests on a pro rata basis;

(5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of FTI or any Restricted Subsidiary of FTI held by any current, future or former director, officer, employee or consultant of FTI or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, management equity or employment agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $2.5 million in any twelve-month period; provided further that:

(a) FTI may carry over and make in subsequent calendar years, in addition to the $2.5 million amount permitted for such calendar year, the amount of such purchases, redemptions or other acquisitions or retirements for value permitted to be made, but not made, in any preceding calendar year, up to a maximum amount of $5.0 million in any calendar year; and

(b) the maximum amount in any calendar year may be increased by an aggregate amount not to exceed (x) an amount equal to the cash proceeds of key man life insurance policies received by FTI and the Guarantors after August 2, 2005, to the extent FTI has not previously made Restricted Payments pursuant to this clause (5) in connection with the events that gave rise to the receipt of such key man life insurance proceeds, plus (y) the cash proceeds received by FTI during that calendar year from any reissuance of Equity Interests by FTI to directors, officers, employees and consultants of FTI and its Restricted Subsidiaries, plus (z) the cash proceeds received by FTI in connection with the issuance or exercise of any management or employee Equity Interests so acquired;

(6) the repurchase of Equity Interests or the prepayment of principal deemed to occur upon:

(a) the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(b) the withholding of a portion of the Equity Interests granted or awarded to a director, officer, employee or consultant to pay for the taxes payable by such Person upon such grant or award; or

(c) the conversion of any Senior Subordinated Convertible Notes;

(7) the repurchase, redemption or other acquisition for value of Capital Stock of FTI representing fractional shares of such Capital Stock in connection with:

(a) a merger, consolidation, amalgamation or other combination involving FTI;

(b) the exercise of stock options issued to directors, officers, employees of FTI or its Restricted Subsidiaries; or

(c) the conversion of any Senior Subordinated Convertible Notes;

(8) the repurchase, redemption or other acquisition or retirement for value of Indebtedness of FTI and its Restricted Subsidiaries that is subordinated in right of payment to the notes with any Excess Proceeds that remain after FTI and its Restricted Subsidiaries have satisfied their obligations with respect to an Asset Sale Offer set forth under the covenant entitled “—Repurchases at the Option of Holders—Asset Sales” to the extent that such subordinated Indebtedness is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Asset Sale, at a purchase price not greater than 100% of the outstanding principal amount (or accreted value, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any;

(9) upon the occurrence of a Change of Control and within 60 days after (but not before) completion of the offer to repurchase notes pursuant to the covenant described above under the caption “—Repurchase at Option of Holders—Change of Control” (including the purchase of all notes validly tendered and not withdrawn), the repurchase, redemption or other acquisition or retirement for value of Indebtedness of FTI and its Restricted Subsidiaries that is subordinated in right of payment to the notes to the extent that such subordinated Indebtedness is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Change of Control, at a purchase price not greater than 101% of the outstanding principal amount (or accreted value, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any;

(10) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of FTI or any Restricted Subsidiary of FTI issued on or after August 2, 2005, in accordance with the Fixed Charge Coverage Ratio test described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(11) any payments made by FTI in connection with the consummation of the Transactions; or

(12) so long as no Default has occurred and is continuing or would be caused thereby, other Restricted Payments in an aggregate amount not to exceed $25.0 million since August 2, 2005.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by FTI or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of FTI whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal, valuation or investment banking firm of national standing if the Fair Market Value exceeds $20.0 million.

Incurrence of Indebtedness and Issuance of Preferred Stock

FTI will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and FTI will not issue any Disqualified

Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that FTI may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for FTI’s most recently ended four full fiscal quarters for which financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.5 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by FTI and any Guarantor of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of FTI and its Restricted Subsidiaries thereunder) not to exceed $150.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied by FTI or any of its Restricted Subsidiaries since October 3, 2006 to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(2) the incurrence by FTI and its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by FTI and the Guarantors of Indebtedness represented by the notes and the related Note Guarantees issued on October 3, 2006 (which, for the avoidance of doubt, excludes any additional notes) and the exchange notes and the related Note Guarantees to be issued in exchange therefor in accordance with the registration rights agreement;

(4) the incurrence by FTI or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation, improvement or lease of property (real or personal), plant or equipment used in the business of FTI or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $5.0 million at any time outstanding;

(5) the incurrence by FTI or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (9) or (15) of this paragraph;

(6) the incurrence by FTI or any of its Restricted Subsidiaries of intercompany Indebtedness between or among FTI and any of its Restricted Subsidiaries; provided, however, that:

(a) if FTI or any Guarantor is the obligor on such Indebtedness and the payee is not FTI or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of FTI, or the Note Guarantee, in the case of a Guarantor; and

(b)(x) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than FTI or a Restricted Subsidiary of FTI and (y) any sale or other transfer of any such Indebtedness to a Person that is not either FTI or a Restricted Subsidiary of FTI, will be deemed, in each case, to constitute an incurrence of such Indebtedness by FTI or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the issuance by any of FTI’s Restricted Subsidiaries to FTI or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than FTI or a Restricted Subsidiary of FTI; and

(b) any sale or other transfer of any such preferred stock to a Person that is not either FTI or a Restricted Subsidiary of FTI,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8) the incurrence by FTI or any of its Restricted Subsidiaries of Hedging Obligations provided that such Hedging Obligations are entered into, in the reasonable judgment of FTI, to protect FTI and its Restricted Subsidiaries from fluctuations in the applicable rates and not for purposes of speculation;

(9) the incurrence by a Restricted Subsidiary of FTI of Acquired Debt that was outstanding on the date that such Restricted Subsidiary was acquired, directly or indirectly, by FTI; provided that (a) such Restricted Subsidiary incurred such Indebtedness prior to the date that FTI directly or indirectly acquired such Restricted Subsidiary, (b) such Indebtedness was not incurred in connection with, or in contemplation of, such acquisition and (c) FTI’s Fixed Charge Coverage Ratio immediately following such acquisition and incurrence would be not less than FTI’s Fixed Charge Coverage Ratio immediately prior to such acquisition and incurrence;

(10) the incurrence by FTI or any of its Restricted Subsidiaries of Indebtedness arising from agreements of FTI or any of its Restricted Subsidiaries providing for indemnification, adjustment of purchase price, “earn out,” stock-price guarantee or similar obligations, in each case, incurred in connection with the acquisition or disposition of any Permitted Business, assets used or useful in a Permitted Business or a Restricted Subsidiary of FTI in accordance with the terms of the indenture, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such Permitted Business, assets or Restricted Subsidiary for the purposes of financing such acquisition; provided that, with respect to any such disposition, the maximum aggregate liability in respect of all such Indebtedness will at no time exceed the gross proceeds actually received by FTI and its Restricted Subsidiaries in connection with such disposition;

(11) the guarantee by FTI or any of the Guarantors of Indebtedness of FTI or a Restricted Subsidiary of FTI that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the Guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(12) the incurrence by FTI or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance and surety bonds in the ordinary course of business or as required from time to time by law or state licensing or regulatory authorities;

(13) the incurrence by FTI or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(14) the incurrence by FTI or any Guarantor of unsecured Indebtedness evidenced by promissory notes that are subordinated in right of payment to the notes or the Note Guarantees (as applicable) issued to current, future or former directors, officers, employees or consultants of FTI or any of its Restricted Subsidiaries (or their respective spouses) in lieu of cash payments for Equity Interests being repurchased from such Person;

(15) the incurrence by FTI or any of the Guarantors of additional Indebtedness, the issuance by any FTI of Disqualified Stock or the issuance by a Guarantor of Preferred Stock in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (15), not to exceed $25.0 million; and

(16) Indebtedness incurred by Foreign Subsidiaries in an aggregate principal amount not to exceed $20.0 million at any time outstanding.

FTI will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of FTI or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of FTI solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (16) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, FTI will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of FTI as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that FTI or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination; and

(b) the amount of the Indebtedness of the other Person.

Liens

FTI will not and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the obligations so secured until such time as such other obligations (in respect of Indebtedness or otherwise) are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Subsidiaries

FTI will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to FTI or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to FTI or any of its Restricted Subsidiaries;

(2) make loans or advances to FTI or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to FTI or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Credit Facilities;

(2) agreements governing Existing Indebtedness and the Senior Subordinated Convertible Notes, in each case as in effect on October 3, 2006 and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on October 3, 2006;

(3) the indenture, the notes and the Note Guarantees;

(4) applicable law, rule, regulation or order;

(5) agreements or instruments governing Indebtedness incurred pursuant to the covenant “—Incurrence of Indebtedness and Issuance of Preferred Stock” so long as either (a) the encumbrances and restrictions contained therein do not impair the ability of any Restricted Subsidiary to pay dividends or make any other distributions or payments directly or indirectly to FTI in an amount sufficient to permit FTI to pay the principal of, and interest and Special Interest, if any, on the notes, or (b) if the debt is incurred by FTI, the encumbrances and restrictions contained therein are not materially more restrictive, taken as a whole, than those contained in the notes and the indenture;

(6) customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(7) customary provisions in joint-venture agreements entered into in the ordinary course of business;

(8) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(9) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(10) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(11) Indebtedness that is secured by Liens that were permitted to be incurred under the provisions of the indenture described above under the captions “—Incurrence of Indebtedness and Issuance of Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(12) provisions limiting the disposition or distribution of assets or property in asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of FTI’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(13) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(14) any instrument governing Indebtedness or Capital Stock of a Person acquired by FTI or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred.

Merger, Consolidation or Sale of Assets

FTI will not, directly or indirectly, (1) consolidate or merge with or into another Person (whether or not FTI is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of FTI and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) FTI is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than FTI) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state of the United States or the District of Columbia; provided that if the Person is a partnership or limited liability company, then a corporation wholly owned by such Person organized or existing under the laws of the United States, any state of the United States or the District of Columbia that does not and will not have any material assets or operations becomes a co-issuer of the notes pursuant to a supplemental indenture substantially in the form set forth in the indenture;

(2) the Person formed by or surviving any such consolidation or merger (if other than FTI) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of FTI under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction, no Default exists;

(4) FTI or the Person formed by or surviving any such consolidation or merger (if other than FTI), or to which such sale, assignment, transfer, conveyance or other disposition has been made, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, would either:

(a) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; or

(b) have a Fixed Charge Coverage Ratio not less than the Fixed Charge Coverage Ratio of FTI immediately prior to such merger, sale, assignment, transfer, conveyance or other disposition, including any related financing transactions; and

(5) FTI or the Person formed by or surviving any such consolidation or merger (if other than FTI), or to which such sale, assignment, transfer, conveyance or other disposition has been made, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, would comply with applicable regulatory requirements of the NASD, Inc., to the extent that FTI or such Person then has a subsidiary that is a registered broker-dealer.

In addition, FTI will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1) a merger of FTI with an Affiliate solely for the purpose of reincorporating FTI in another jurisdiction; or

(2) any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among FTI and its Restricted Subsidiaries.

Transactions with Affiliates

FTI will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of FTI (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to FTI or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by FTI or such Restricted Subsidiary with an unrelated Person; and

(2) FTI delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors of FTI set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of FTI; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, an opinion as to the fairness to FTI or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, valuation, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment or other compensation arrangement or agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by FTI or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2) transactions between or among FTI and/or its Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of FTI) that is an Affiliate of FTI solely because FTI owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) payment of reasonable directors’ fees to Persons who are not otherwise Affiliates of FTI and the payment of customary indemnification to directors and officers of FTI;

(5) any issuance of Equity Interests (other than Disqualified Stock) of FTI to Affiliates of FTI;

(6) Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments” and Permitted Investments (other than clause (15) of the definition thereof);

(7) the grant of stock options, restricted stock, stock appreciation rights, phantom stock awards or similar rights to directors, officers, employees and consultants that are approved by the Board of Directors of FTI or any of its Restricted Subsidiaries in the ordinary course of business;

(8) the existence of, or the performance by FTI or any of its Restricted Subsidiaries under the terms of, any agreement or instrument as in effect on October 3, 2006 or any amendment thereto (so long as any such agreement or instrument together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the notes in any material respect than the original agreement or instrument as in effect on October 3, 2006) or any transaction contemplated thereby;

(9) contributions to the capital of Subsidiaries to the extent necessary to comply with laws or regulations mandating solvency or minimum capitalization; and

(10) any contribution to the capital of FTI.

Business Activities

FTI will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to FTI and its Restricted Subsidiaries taken as a whole.

Additional Note Guarantees

If FTI or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after October 3, 2006 that is not designated as an Unrestricted Subsidiary, then that newly acquired or created Domestic Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 10 business days of the date on which it was acquired or created; provided that any Domestic Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

The Note Guarantee of any Domestic Subsidiary that becomes a Guarantor will be released either with the consent of holders of the notes in accordance with the provisions of the indenture described below under “—Amendment, Supplement and Waiver” or without the consent of holders of the notes in accordance with the provisions of the indenture described above under “—Note Guarantees.” The form of notation of Note Guarantee and the related form of supplemental indenture will be attached as exhibits to the indenture.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of FTI may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by FTI and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by FTI. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of FTI may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of FTI as an Unrestricted Subsidiary will be evidenced to the trustee by a resolution of FTI’s Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of FTI as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” FTI will be in default of such covenant. The Board of Directors of FTI may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of FTI; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of FTI of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, if applicable; and (2) no Default would be in existence following such designation.

No Amendment to Subordination Provisions

Without the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding, FTI will not amend, modify or alter the Senior Subordinated Convertible Note Indenture in any way to:

(1) increase the rate of or change the time for payment of interest on any Senior Subordinated Convertible Notes;

(2) increase the principal of, advance the final maturity date of or shorten the Weighted Average Life to Maturity of any Senior Subordinated Convertible Notes;

(3) alter the redemption provisions or the price or terms at which FTI is required to offer to purchase any Senior Subordinated Convertible Notes; or

(4) amend the subordination provisions of the Senior Subordinated Convertible Note Indenture.

Payments for Consent

FTI will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, FTI will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if FTI were required to file such reports; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if FTI were required to file such reports.

The availability of the foregoing materials on the SEC’s EDGAR service shall be deemed to satisfy FTI’s delivery obligation.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on FTI’s consolidated financial statements by FTI’s certified independent accountants. In addition, FTI will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

If, at any time, FTI is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, FTI will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. FTI will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept FTI’s filings for any reason, FTI will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if FTI were required to file those reports with the SEC.

If FTI has designated any of its Subsidiaries as Unrestricted Subsidiaries, and all of FTI’s Unrestricted Subsidiaries at such time together constitute a Significant Subsidiary, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of FTI and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of FTI.

In addition, FTI and the Guarantors agree that, for so long as any notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1) default for 30 days in the payment when due of interest on, or Special Interest, if any, with respect to, the notes;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes;

(3) failure by FTI or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales” or “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4) failure by FTI or any of its Restricted Subsidiaries for 60 days after notice to FTI by the trustee or the holders of at least 25% in accordance with the provisions set forth below in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the agreements in the indenture other than the events described in clauses (1), (2) and (3) above;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by FTI or any of its Restricted Subsidiaries (or the payment of which is guaranteed by FTI or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after October 3, 2006, if that default:

(a) is caused by a failure to pay principal of such Indebtedness prior to the expiration of any applicable grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more;

(6) failure by FTI or any of its Restricted Subsidiaries to pay final judgments (other than judgments covered by insurance policies issued by reputable and creditworthy insurance companies) entered by a court or courts of competent jurisdiction aggregating in excess of $25.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) except as permitted by the indenture, any Note Guarantee of a Significant Subsidiary (or combination of Note Guarantees of any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) is held in any judicial proceeding to be unenforceable, invalid or for any reason not to be in full force and effect, or any Significant Subsidiary (or group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary), or any Person acting on its or their behalf, denies or disaffirms its or their obligations under its Note Guarantee or Note Guarantees; and

(8) certain events of bankruptcy or insolvency described in the indenture with respect to FTI or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to FTI, any Restricted Subsidiary of FTI that is a Significant Subsidiary or any group of Restricted Subsidiaries of FTI that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default if it determines that withholding notice is in their interest, except a Default relating to the payment of principal, interest or premium or Special Interest, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Special Interest, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the trustee in writing to pursue the remedy as trustee;

(3) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default and its consequences under the indenture except a continuing Default in the payment of interest or premium or Special Interest, if any, on, or the principal of, the notes.

FTI is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default, FTI is required to deliver to the trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of FTI or any Guarantor, as such, will have any liability for any obligations of FTI or the Guarantors under the notes, the indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

FTI may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Special Interest, if any, on, such notes when such payments are due from the trust referred to below;

(2) FTI’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and FTI’s and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, FTI may, at its option and at any time, elect to have the obligations of FTI and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) FTI must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal or valuation firm or firm of independent public accountants, to pay the principal of, or interest and premium and Special Interest, if any, on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and FTI must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, FTI must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) FTI has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since October 3, 2006, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, FTI must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default has occurred and is continuing on the date of such deposit (other than a Default resulting from the borrowing of funds to be applied to such deposit and the granting of liens and the entering into of customary documentation relating to such borrowing) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which FTI or any Guarantor is a party or by which FTI or any Guarantor is bound;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which FTI or any of its Subsidiaries is a party or by which FTI or any of its Subsidiaries is bound;

(6) FTI must deliver to the trustee an officers’ certificate stating that the deposit was not made by FTI with the intent of preferring the holders of notes over the other creditors of FTI with the intent of defeating, hindering, delaying or defrauding any creditors of FTI or others; and

(7) FTI must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all notes not theretofore delivered to the trustee for cancellation (a) have become due and payable or (b) will become due and payable on the maturity date within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense, of FTI.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the notes or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or compliance with any provision of the indenture or the notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4) waive a Default in the payment of principal of, or interest or premium, or Special Interest, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Special Interest, if any, on, the notes;

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, FTI, the Guarantors and the trustee may amend or supplement the indenture, the notes or the Note Guarantees:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of FTI’s or a Guarantor’s obligations to the holders of the notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of FTI’s or such Guarantor’s assets, as applicable;

(4) to make any change that would provide any additional rights or benefits to the holders of the notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to conform the text of the indenture, the Note Guarantees or the notes to any provision of this Description of Exchange Notes to the extent that such provision in this Description of Exchange Notes was intended to be a verbatim recitation of a provision of the indenture, the Note Guarantees or the notes;

(7) to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of October 3, 2006; or

(8) to allow any Guarantor to execute a supplemental indenture and/or a notation of Note Guarantee providing a guarantee of the notes.

The consent of the holders of the notes will not be necessary to approve the particular form of any proposed amendment. It will be sufficient if such consent approves the substance of the proposed amendment.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to FTI, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and FTI or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Special Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default has occurred and is continuing on the date of the deposit (other than a Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which FTI or any Guarantor is a party or by which FTI or any Guarantor is bound;

(3) FTI or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4) FTI has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, FTI must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of FTI or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to FTI Consulting, Inc., 500 East Pratt Street, Suite 1400, Baltimore, Maryland 21202, Attention: General Counsel.

Book-Entry, Delivery and Form

Except as set forth below, the exchange notes will initially be issued in the form of one or more fully registered notes in global form without coupons in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Each global note shall be deposited with the trustee, as custodian for and registered in the name of The Depository Trust Company (“DTC”) or a nominee thereof. The old notes, to the extent validly tendered and accepted and directed by their holders in their letters of transmittal, will be exchanged through book-entry electronic transfer for the global note.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive notes in registered certificated form (“Certificated Notes”) except in the limited circumstances described below.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. FTI takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised FTI that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised FTI that, pursuant to procedures established by it:

(1) upon issuance of the Global Notes, DTC or its custodian will credit on its internal system the principal amount of notes of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary; and

(2) ownership of these beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee with respect to interests of Participants and the records of Participants with respect to interests of persons other than Participants.

Investors in Global Notes who are Participants may hold their interests therein directly through DTC. Investors in Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. Investors in the Regulation S Global Notes must initially hold their interests therein through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants. After the expiration of the Restricted Period (but not earlier), investors may also hold interests in the Regulation S Global Notes through Participants in the DTC system other than Euroclear and Clearstream. Euroclear and Clearstream will hold interests in the Regulation S Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, and Liquidated Damages, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, FTI and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither FTI, the trustee nor any agent of FTI or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining,

supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised FTI that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or FTI. Neither FTI nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and FTI and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised FTI that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of FTI, the trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

Subject to certain conditions, any Person having a beneficial interest in a Global Note may, upon prior written request to the trustee, exchange such beneficial interest for notes in the form of Certificated Notes. Upon any such issuance, the trustee is required to register such Certificated Notes in the name of, and cause the same to be delivered to, such Person or Persons (or their nominee). All Certificated Notes would be subject to the legend requirements described under “Notice to Investors.”

Neither FTI nor the trustee will be liable for any delay by the Global Note Holder or DTC in identifying the beneficial owners of notes and FTI and the trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or DTC for all purposes.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1) DTC (a) notifies FTI that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, FTI fails to appoint a successor depositary;

(2) FTI, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Notice to Investors,” unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes. See “Notice to Investors.”

Same Day Settlement and Payment

FTI will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. FTI will make all payments of principal, interest and premium, if any, and Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in The PORTAL Market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. FTI expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised FTI that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1) 1.0% of the principal amount of the note; and

(2) the excess of:

(a) the present value at such redemption date of (x) the redemption price of the note at October 1, 2011, (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption”) plus (y) all required interest payments due on the note through October 1, 2011 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of the note, if greater.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of FTI and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of FTI’s Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $1.0 million;

(2) a transfer of assets between or among FTI and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of FTI to FTI or to a Restricted Subsidiary of FTI;

(4) the sale or lease of products, services or accounts receivable or the licensing of intellectual property, in each case in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents;

(6) a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment;

(7) the grant of a Lien permitted by the indenture; and

(8) the lease, assignment or sublease of any real or personal property in the ordinary course of business.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member, manager or members or any controlling committee of managing members or manager thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars, Great Britain pounds and European Union euros, and cash deposit accounts denominated in such currencies;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than 12 months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of 12 months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within 12 months after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the properties or assets of FTI and its Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d) of the Exchange Act);

(2) the adoption of a plan relating to the liquidation or dissolution of FTI;

(3) FTI becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of FTI, measured by voting power rather than number of shares; or

(4) the first day on which a majority of the members of the Board of Directors of FTI are not Continuing Directors.

“Change of Control Offer” has the meaning assigned to that term in the indenture governing the notes.

“Common Stock” means the Capital Stock of FTI consisting solely of the common stock of FTI that is (a) Voting Stock and (b) Publicly Traded.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale (without regard to the $1.0 million limitation set forth in the definition thereof), to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5) any non-cash goodwill or other intangible asset impairment charges incurred subsequent to October 3, 2006 resulting from the application of SFAS No. 142 (or any successor provision thereto) or any other non-cash asset impairment charges incurred subsequent to October 3, 2006 resulting from the application of SFAS No. 144 (or any successor provision thereto); plus

(6) any non-cash compensation charges, including any such charges arising from stock options, restricted stock grants or other equity-incentive programs; plus

(7) customary fees and expenses of FTI and its Restricted Subsidiaries payable in connection with the Transactions; plus

(8) any non-cash loss recognized in accounting for Hedging Obligations as a result of the application of SFAS No. 149 (or any principles of superseded SFAS No. 133), or any successor provision thereto, as in effect on October 3, 2006; minus

(9) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of FTI will be added to Consolidated Net Income to compute Consolidated Cash Flow of FTI only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to FTI by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders (other than any such terms permitted under “—Certain Covenants—Dividend and Other Payment Restrictions Affecting Subsidiaries” above); provided that such exclusion shall not apply to the extent that such dividends or distributions are actually received;

(3) the cumulative effect of a change in accounting principles will be excluded; and

(4) any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of FTI who:

(1) was a member of such Board of Directors on October 3, 2006; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of September 29, 2006, by and among FTI, as borrower, the guarantors party thereto, as guarantors, Bank of America, N.A., as administrative agent, swing line lender and L/C Issuer, Suntrust Bank, as syndication agent, Wachovia Bank, National Association, as documentation agent, and the other lenders party thereto, as amended from time to time, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-Cash Consideration” means non-cash consideration received FTI or one of its Restricted Subsidiaries in connection with an Asset Sale that is designated as such in an officers’ certificate, setting forth the basis of valuation thereof, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-Cash Consideration.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require FTI to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that FTI may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that FTI and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of FTI that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of FTI.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Indebtedness” means the Indebtedness of FTI and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on October 3, 2006, until such amounts are repaid.

“Existing Senior Notes” means the outstanding $200 million aggregate principal amount of FTI’s 7 5/8% Senior Notes due 2013.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of FTI (unless otherwise provided in the indenture).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (in accordance with Regulation S-X under the Securities Act) as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date (or would become a Restricted Subsidiary on such Calculation Date in connection with the event requiring determination of Consolidated Cash Flow) will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date (or would cease to be a Restricted Subsidiary on such Calculation Date in connection with the event requiring determination of Consolidated Cash Flow) will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period

(taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of twelve months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of FTI (other than Disqualified Stock) or to FTI or a Restricted Subsidiary of FTI, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

“Foreign Subsidiary” means any Restricted Subsidiary of FTI that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means each of:

(1) FTI, LLC, a Maryland limited liability company; FTI Repository Services, LLC, a Maryland limited liability company; Lexecon, LLC, a Maryland limited liability company; FTI Cambio, LLC, a Maryland limited liability company; FTI IP, LLC, a Maryland limited liability company; FTI FD LLC, a Maryland limited liability company; FTI Compass, LLC, a Maryland limited liability company; FTI Investigations, LLC, a Maryland limited liability company; Competition Policy Associates, Inc., a District of Columbia corporation; FTI International Risk, LLC, a Maryland limited liability company; FTI BKS Acquisition LLC, a Maryland limited liability company; FD US Communications Inc., a New York corporation; FD MWA Holdings Inc., a Delaware corporation; Dittus Communications Inc., a District of Columbia corporation; FD Holder LLC, a Maryland limited liability company; and International Risk Limited, a Delaware corporation; and

(2) any other Subsidiary of FTI that executes a Note Guarantee in accordance with the provisions of the indenture,

and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage or hedge interest rates or interest rate risk; and

(3) other agreements or arrangements designed to manage, hedge or protect such Person against fluctuations in currency exchange rates.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $100,000 and whose total revenues for the most recent twelve-month period do not exceed $100,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of FTI.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If FTI or any Subsidiary of FTI sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of FTI such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of FTI, FTI will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of FTI’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by FTI or any Subsidiary of FTI of a Person that holds an Investment in a third Person will be deemed to be an Investment by FTI or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale (without regard to the $1.0 million threshold in the definition thereof); or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds received by FTI or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither FTI nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of FTI or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of FTI or any of its Restricted Subsidiaries.

“Note Guarantee” means the Guarantee by each Guarantor of FTI’s obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Offering Memorandum” means the offering memorandum dated as of September 27, 2006, relating to the offer and sale of the notes.

“Permitted Business” means any business that is reasonably similar, ancillary or related to, or a reasonable extension or expansion of, the businesses which FTI and its Restricted Subsidiaries are engaged on October 3, 2006.

“Permitted Investments” means:

(1) any Investment in FTI or in a Restricted Subsidiary of FTI;

(2) any Investment in Cash Equivalents;

(3) any Investment by FTI or any Restricted Subsidiary of FTI in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of FTI; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, FTI or a Restricted Subsidiary of FTI;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(5) any Investment made solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of FTI;

(6) any Investments received in compromise or resolution of (a) obligations of trade creditors, suppliers or customers that were incurred in the ordinary course of business of FTI or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor, supplier or customer; or (b) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7) Investments represented by Hedging Obligations;

(8) payroll, travel and similar advances to directors, officers and employees to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(9) loans or advances to employees of FTI or any Restricted Subsidiary of FTI made in the ordinary course of business (other than loans or advances evidenced by SMD Loans) in an aggregate principal amount not to exceed $1.0 million at any one time outstanding;

(10) loans or advances to employees of FTI or any Restricted Subsidiary of FTI made in the ordinary course of business evidenced by SMD Loans;

(11) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(12) repurchases of the notes and related Note Guarantees;

(13) Investments in existence on October 3, 2006, and any amendment, modification, restatement, supplement, extension, renewal, refunding, replacement or refinancing, in whole or in part, thereof;

(14) Guarantees otherwise permitted by the terms of the indenture; and

(15) other Investments in any Person other than Restricted Subsidiaries of FTI having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (15) that are at the time outstanding, not to exceed $10.0 million; provided, however, that if an Investment pursuant to this clause (15) is made in any Person that is not a Restricted Subsidiary of FTI at the date of the making of the Investment and such Person becomes a Restricted Subsidiary after such date, such Investment will thereafter be deemed to have been made pursuant to clause (1) above, and will cease to have been made pursuant to this clause (15).

“Permitted Liens” means:

(1)(x) Liens on assets of FTI or any Guarantor securing Indebtedness and other Obligations under Credit Facilities (including in respect of “Treasury Management Agreements,” as defined in the Credit Agreement) that was incurred pursuant to either clause (1) or clause (15) of the definition of Permitted Debt and/or securing Hedging Obligations related thereto and (y) Liens on assets of FTI or any Restricted Subsidiary securing Indebtedness that, at the time of incurrence, does not exceed the difference between (A) the maximum principal amount of Indebtedness that, as of such date, and after giving effect to the incurrence of such Indebtedness and the application of the proceeds therefrom on such date, would not cause the Secured Indebtedness Leverage Ratio of the Company to exceed 1.5 to 1.0 and (B) the maximum principal amount of additional Indebtedness that would be permitted to be incurred on such date under clause (1) and clause (15) of the definition of Permitted Debt;

(2) Liens in favor of FTI or the Guarantors;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with FTI or any Subsidiary of FTI; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with FTI or the Subsidiary;

(4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by FTI or any Subsidiary of FTI; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5) Liens to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other obligations of a like nature incurred in the ordinary course of business, but exclusive of obligations for the payment of borrowed money;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness;

(7) Liens existing on October 3, 2006;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(10) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11) Liens created for the benefit of (or to secure) the notes (or the Note Guarantees);

(12) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing

Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(13) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course or business in connection therewith;

(14) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment, or storage of such inventory or other goods;

(15) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of FTI or any of its Restricted Subsidiaries, including rights of offset and set-off;

(16) leases or subleases granted to other Persons that do not materially interfere with the ordinary course of business of FTI and its Restricted Subsidiaries;

(17) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(18) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; and

(19) Liens incurred in the ordinary course of business of FTI or any Subsidiary of FTI with respect to obligations that do not exceed $10.0 million at any one time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of FTI or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of FTI or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4) such Indebtedness is incurred either by FTI or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Publicly Traded” means any equity security of a class that is registered pursuant to Section 12 of the Exchange Act that is admitted to trading on a national securities exchange or quoted on the automated quotation system of a registered securities association.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group.

“Secured Indebtedness” means any Indebtedness secured by a Lien permitted to be incurred under the Indenture.

“Secured Indebtedness Leverage Ratio” means, with respect to any Person, at any date the ratio of (i) Secured Indebtedness of such Person and its Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with GAAP) to (ii) Consolidated Cash Flow of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred. In the event that the Company or any of its Restricted Subsidiaries incurs or redeems any Indebtedness subsequent to the commencement of the period for which the Secured Indebtedness Leverage Ratio is being calculated but prior to the event for which the calculation of the Secured Indebtedness Leverage Ratio is made, then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect to such incurrence or redemption of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period. The Secured Indebtedness Leverage Ratio shall be calculated in a manner consistent with the definition of “Fixed Charge Coverage Ratio,” including any pro forma calculations to Consolidated Cash Flow (including for acquisitions).

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Senior Subordinated Convertible Note Indenture” means the indenture governing the Senior Subordinated Convertible Notes, dated as of August 2, 2005, among FTI, the guarantors party thereto and Wilmington Trust Company, as trustee.

“Senior Subordinated Convertible Notes” means the 3 3/4% Senior Subordinated Convertible Notes due 2012 of FTI.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated under the Securities Act, as such Regulation is in effect on October 3, 2006.

“SMD” means a current or former senior managing director (or employee who holds or held an equivalent title) of FTI or any of its Restricted Subsidiaries.

“SMD Loan” means a loan, made in the ordinary course of business, from FTI to an SMD in accordance with the practices of FTI as described in the Offering Memorandum.

“Special Interest” means all liquidated damages then owing pursuant to the registration rights agreement.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of October 3, 2006, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Stock Repurchase” means the repurchase by FTI or any of its Restricted Subsidiaries, in one or more transactions, of up to $125.3 million in the aggregate of shares of Common Stock on August 2, 2005, in connection with the issuance of the Senior Subordinated Convertible Notes or otherwise through a collared accelerated stock buyback (“ASB”) transaction or open market purchases; provided that, in the case of any Stock Repurchase executed pursuant to an ASB transaction that is entered into prior to or on August 2, 2005, FTI or any of its Restricted Subsidiaries may pay a capped settlement amount not to exceed 10% of the volume-weighted average price per share paid by the counterparty to such ASB transaction during the applicable hedge period.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, limited liability company, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Transactions” means the issuance of the notes and related Note Guarantees, the issuance of the Existing Senior Notes and the related Guarantees, the issuance of the Senior Subordinated Convertible Notes and the Stock Repurchase.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to October 1, 2011; provided, however, that if the period from the redemption date to October 1, 2011, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Total Assets” means the total consolidated assets of FTI and its Restricted Subsidiaries, as shown on the most recent balance sheet of FTI.

“Unrestricted Subsidiary” means any Subsidiary of FTI that is designated by the Board of Directors of FTI as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with FTI or any Restricted Subsidiary of FTI unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to FTI or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of FTI;

(3) is a Person with respect to which neither FTI nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of FTI or any of its Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

This section describes the material U.S. federal income tax considerations relating to the exchange of the old notes for the exchange notes pursuant to this exchange offer. This discussion is based upon the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax considerations described below. We have not obtained, and do not intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal tax considerations resulting from acquiring, holding or disposing of the notes.

This summary discusses only the tax consequences to holders who exchange the old notes for exchange notes pursuant to the exchange offer and does not discuss tax consequences applicable to initial or subsequent purchases of the notes. The discussion does not address all of the tax considerations that may be relevant to a particular holder of notes in light of the holder’s circumstances, or to certain categories of investors (such as financial institutions, insurance companies, tax-exempt organizations, dealers in securities, persons who hold notes through partnerships or other pass-through entities, U.S. expatriates or persons who hold the notes as part of a hedge, a straddle or a conversion transaction, within the meaning of Section 1258 of the Code, a constructive sale transaction within the meaning of Section 1259 of the Code, an integrated transaction or other risk reduction transactions, and U.S. holders whose “functional currency” is not the U.S. dollar) that may be subject to special rules. This discussion is limited to persons who hold the notes as capital assets (within the meaning of Section 1221 of the Code). This discussion also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction.

YOU SHOULD CONSULT YOUR TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS TO YOU OF THE EXCHANGE OF THE NOTES, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS OR ANY TAX TREATY.

Material U.S. Federal Income Tax Consequences of Exchange Pursuant to Exercise of Registration Rights

An exchange of old notes for exchange notes will not be a taxable event to you, and you will not recognize any taxable gain or loss or any interest income as a result of such exchange.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until March 30, 2007, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal delivered with this prospectus states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the exchange notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of notes are made. Any resale of the notes in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

By exchanging old notes in Canada, the holder is representing to us that: (1) the holder is entitled under applicable provincial securities laws to exchange those notes without the benefit of a prospectus qualified under those securities laws; (2) where required by law, that the holder is exchanging as principal and not as agent; and (3) the holder has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the notes with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as any experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian holders of notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the exchange notes and the enforceability of obligations under the exchange notes and guarantees will be passed upon for us by Kirkland & Ellis LLP, New York, New York. DLA Piper USA will pass on matters of Maryland law. George Stamas, a partner of Kirkland & Ellis LLP, is a director of FTI and, as of December 11, 2006, beneficially owns 2,863 shares of FTI’s common stock and stock options for 177,047 shares of common stock that are currently exercisable or will be exercisable on or before February 9, 2007.

EXPERTS

Our consolidated financial statements as of December 31, 2005 and 2004 and each of the three years in the period ended December 31, 2005, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of FD as of December 31, 2005 and 2004, and for the years then ended, have been included herein in reliance upon the report of KPMG LLP (United Kingdom), independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

FTI CONSULTING, INC.

FTI Consulting, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(in thousands, except per share data)

	December 31, 2005	September 30, 2006
		(unaudited)
Assets
Current assets
Cash and cash equivalents	$153,383	$22,491
Accounts receivable
Billed receivables	87,947	125,958
Unbilled receivables	56,871	72,981
Allowance for doubtful accounts and unbilled services	(17,330)	(20,827)

	127,488	178,112
Notes receivable	2,713	7,528
Prepaid expenses and other current assets	8,147	27,215
Deferred income taxes	6,404	9,816

Total current assets	298,135	245,162
Property and equipment, net	29,302	33,612
Goodwill	576,612	647,317
Other intangible assets, net	21,454	33,442
Notes receivable, net of current portion	6,516	35,687
Other assets	27,445	35,657

Total assets	$959,464	$1,030,877

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable, accrued expenses and other	$21,762	$33,530
Accrued compensation	72,688	56,399
Billings in excess of services provided	10,477	10,746

Total current liabilities	104,927	100,675
Long-term debt, net of current portion	348,431	348,361
Deferred income taxes	33,568	45,648
Other liabilities	18,269	24,662
Commitments and contingent liabilities (notes 3, 5, 6, 7 and 10)
Stockholders’ equity
Preferred stock, $0.01 par value; 5,000 shares authorized; none outstanding	—	—
Common stock, $0.01 par value; 75,000 shares authorized; 39,009 shares issued and outstanding—2005; and 40,299 shares issued and outstanding—2006	390	403
Additional paid-in capital	238,055	259,547
Unearned compensation	(11,089)	—
Retained earnings	226,913	251,581

Total stockholders’ equity	454,269	511,531

Total liabilities and stockholders’ equity	$959,464	$1,030,877

The accompanying notes are an integral part of these consolidated financial statements.

FTI Consulting, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations

(in thousands, except per share data)

Unaudited

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2006	2005	2006
Revenues	$133,189	$162,068	$373,720	$491,092

Operating expenses
Direct cost of revenues	73,341	91,554	202,878	276,896
Selling, general and administrative expense	32,587	39,711	90,030	121,547
Special charges (note 7)	—	22,972	—	22,972
Amortization of other intangible assets	1,952	2,551	4,309	8,310

	107,880	156,788	297,217	429,725

Operating income	25,309	5,280	76,503	61,367

Other income (expense)
Interest income	548	411	912	1,887
Interest expense and other	(4,875)	(6,103)	(9,104)	(17,992)
Loss on early extinguishment of terms of loans	(1,687)	—	(1,687)	—
Litigation settlement gains (losses), net	21	688	(991)	419

	(5,993)	(5,004)	(10,870)	(15,686)

Income before income tax provision	19,316	276	65,633	45,681
Income tax provision	8,113	562	27,566	21,013

Net income (loss)	$11,203	$(286)	$38,067	$24,668

Earnings (loss) per common share—basic	$0.28	$(0.01)	$0.91	$0.63

Earnings (loss) per common share—diluted	$0.27	$(0.01)	$0.90	$0.61

The accompanying notes are an integral part of these consolidated financial statements.

FTI Consulting, Inc. and Subsidiaries

Condensed Consolidated Statement of Stockholders’ Equity

(in thousands)

Unaudited

	Common Stock		Additional Paid-in Capital	Unearned Compensation	Retained Earnings	Total
	Shares	Amount
Balance, January 1, 2006	39,009	$390	$238,055	$(11,089)	$226,913	$454,269
Issuance of common stock in connection with:
Exercise of options, including income tax benefit of $1,236	338	3	7,062			7,065
Employee stock purchase plan	402	4	8,432			8,436
Restricted share grants, net of forfeitures	85	1	(1)			—
Business combinations	1,065	11	30,124			30,135
Purchase and retirement of common stock	(600)	(6)	(23,370)			(23,376)
Reclassification due to adoption of new accounting standard (note 2)			(11,089)	11,089		—
Share-based compensation			10,334			10,334
Net income					24,668	24,668

Balance, September 30, 2006	40,299	$403	$259,547	$—	$251,581	$511,531

The accompanying notes are an integral part of these consolidated financial statements.

FTI Consulting, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(in thousands)

Unaudited

	Nine Months Ended September 30,
	2005	2006
Operating activities
Net income	$38,067	$24,668
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and other amortization	8,308	9,394
Amortization of other intangible assets	4,309	8,310
Provision for doubtful accounts, net	2,945	6,060
Non-cash share-based compensation	1,374	10,708
Income tax benefit from stock option exercises and other	1,188	—
Loss on early extinguishment of term loans	1,687	—
Excess tax benefits from share-based compensation	—	(910)
Loss on subleased facilities	920	—
Impairment of other intangible assets	—	933
Non-cash interest expense	1,338	1,797
Other	718	(17)
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable, billed and unbilled	(31,471)	(50,724)
Notes receivable	1,467	(33,985)
Prepaid expenses and other assets	(3,414)	(5,940)
Accounts payable, accrued expenses and other	6,985	10,140
Accrued special charges	—	18,590
Income taxes payable	4,261	(5,206)
Accrued compensation	6,115	(24,748)
Billings in excess of services provided	(1,294)	27

Net cash provided by (used in) used in operating activities	43,503	(30,903)

Investing activities
Payments for acquisition of businesses, including contingent payments and acquisition costs, net of cash received	(50,972)	(69,756)
Purchases of property and equipment	(12,077)	(13,803)
Proceeds from note receivable due from purchasers of former subsidiary	5,525	—
Change in other assets	(134)	247

Net cash used in investing activities	(57,658)	(83,312)

Financing activities
Issuance of debt securities	350,000	—
Purchase and retirement of common stock	(133,088)	(23,376)
Issuance of common stock under equity compensation plans	5,016	6,471
Excess tax benefits from share-based compensation	—	910
Borrowings under long-term credit facilities	50,000	400
Payments of long-term debt	(155,000)	(15)
Borrowings under revolving line of credit	33,500	—
Payments of revolving line of credit	(33,500)	—
Payment of debt financing fees	(13,034)	(393)
Other	(186)	(674)

Net cash provided by (used in) financing activities	103,708	(16,677)

Net increase (decrease) in cash and cash equivalents	89,553	(130,892)

Cash and cash equivalents, beginning of period	25,704	153,383

Cash and cash equivalents, end of period	$115,257	$22,491

The accompanying notes are an integral part of these consolidated financial statements.

FTI Consulting, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(amounts in tables expressed in thousands, except per share data)

Unaudited

1. Basis of Presentation and Significant Accounting Policies

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and under the rules and regulations of the Securities and Exchange Commission for interim financial information. Some of the information and footnote disclosures normally included in annual financial statements have been condensed or omitted pursuant to those rules or regulations. In management’s opinion, the interim financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim periods presented. All adjustments made were normal recurring accruals. You should not expect the results of operations for interim periods to necessarily be an indication of the results for a full year. You should read these financial statements in conjunction with the consolidated financial statements and the notes contained in our annual report on Form 10-K for the year ended December 31, 2005.

Earnings per Common Share. Basic earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share adjusts basic earnings per share for the effects of potentially dilutive common shares. Potentially dilutive common shares primarily include the dilutive effects of shares issuable under our stock option and long-term incentive plans, including restricted shares using the treasury stock method; and shares issuable upon conversion of our convertible senior subordinated notes using the if-converted method. Since the average price per share of our common stock was below the conversion price of our convertible notes, the convertible notes did not have a dilutive effect on our earnings per share for any of the periods presented. Until the market price of our common stock exceeds $31.25 per share, the conversion feature of the convertible notes will not have an impact on the number of shares utilized to calculate diluted earnings per share. When the market price of our common stock exceeds $31.25 per share, the number of shares that would be issued if the convertible notes were converted will be included as outstanding shares in the calculation of the diluted earnings per share.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2006	2005	2006
Numerator—basic and diluted
Net income (loss)	$11,203	$(286)	$38,067	$24,668

Denominator
Weighted average number of common shares outstanding—basic	40,177	39,236	41,760	39,338
Effect of dilutive stock options	715	—	550	582
Effect of dilutive restricted shares	165	—	56	192
Effect of accelerated stock repurchase agreement	113	—	38	—

Weighted average number of common shares outstanding—diluted	41,170	39,236	42,404	40,112

Earnings (loss) per common share—basic	$0.28	$(0.01)	$0.91	$0.63

Earnings (loss) per common share—diluted	$0.27	$(0.01)	$0.90	$0.61

Antidilutive stock options and restricted shares	1,316	6,063	2,555	1,889

FTI Consulting, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(amounts in tables expressed in thousands, except per share data)

Unaudited

Supplemental Cash Flow Information.

	Nine Months Ended September 30,
	2005	2006
Other non-cash investing and financing activities
Issuance of common stock to acquire businesses	$30,346	$30,135

Share-Based Compensation Expense. In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123(R), “Share-Based Payment,” which is a revision of Statement No. 123, “Accounting for Share-Based Compensation,” and supersedes Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees.” Effective January 1, 2006, we adopted Statement No. 123(R) using the modified prospective method under which prior period amounts are not restated for comparative purposes. Under the modified prospective method, we are required to recognize compensation cost:

•	for all share-based payments granted after January 1, 2006 based on the requirements of Statement No. 123(R) and

•	for all unvested awards granted prior to January 1, 2006 using the compensation cost calculated for pro forma disclosure purposes under Statement No. 123.

Under Statement No. 123(R), we are required to recognize all share-based payments to employees and non-employee directors in our financial statements based on their grant date fair values, using prescribed option-pricing models. We use the Black-Scholes option pricing model to value share-based payments. However, we use a lattice model to value options that vest upon the earlier of the achievement of a service condition or the achievement of a market condition. Compensation expense related to share-based awards is recognized on a straight-line basis based on the value of share awards that are scheduled to vest during the requisite service period. Under Statement No. 123(R), share-based compensation expense is based on awards ultimately expected to vest and must be reduced for estimated forfeitures.

As a result of adopting Statement No. 123(R), our results of operations are different than they would have been if we had continued to account for share-based compensation under APB Opinion No. 25. If we had continued to account for share-based compensation under APB Opinion No. 25:

•	for the three months ended September 30, 2006,

•	our income before income taxes would have been $2.8 million higher;

•	our net income would have been $2.0 million higher;

•	our basic earnings per share would have been $0.05 higher than our reported basic loss per share of $0.01; and

•	our diluted earnings per share would have been $0.05 higher than our reported diluted loss per share of $0.01; and

•	for the nine months ended September 30, 2006,

•	our income before income taxes would have been $8.3 million higher;

•	our net income would have been $6.2 million higher;

•	our basic earnings per share would have been $0.15 higher than our reported basic earnings per share of $0.63; and

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Notes to Condensed Consolidated Financial Statements—(Continued)

(amounts in tables expressed in thousands, except per share data)

Unaudited

•	our diluted earnings per share would have been $0.15 higher than our reported diluted earnings per share of $0.61.

Upon adoption of Statement No. 123(R), we reclassified our unamortized unearned compensation related to the issuance of unvested restricted stock awards to additional paid-in capital in our balance sheet.

Prior to the adoption of Statement No. 123(R), we presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in our statement of cash flows. Statement No. 123(R) requires the cash flows resulting from the tax benefits of tax deductions in excess of compensation cost recognized for those options, referred to as excess tax benefits, to be classified as financing cash flows. The $0.9 million excess tax benefit classified as a financing cash inflow would have been classified as an operating cash inflow if we had not adopted Statement No. 123(R).

In November 2005, the FASB issued FASB Staff Position, or FSP, No. FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.” We have elected to adopt the alternative transition method provided in FSP No. 123(R)-3 for calculating the tax effects of share-based compensation. The alternative transition method includes a simplified method to establish the beginning balance of the additional paid-in capital pool related to the tax effects of employee share-based compensation.

Significant New Accounting Pronouncements. On July 13, 2006, the FASB issued Interpretation, or FIN, No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in our financial statements. It also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, among other things. The provisions of FIN No. 48 are effective for us beginning January 1, 2007. We do not believe the adoption of this accounting pronouncement will have a material effect on our financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements.” Statement No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. Statement No. 157 does not require any new fair value measurements. We are required to adopt the provisions of Statement No. 157 effective January 1, 2008 although earlier adoption is permitted. We do not believe the adoption of this standard will have a material effect on our financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin, or SAB, No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 requires registrants to quantify misstatements using both the balance sheet and income statement approaches and to evaluate whether either approach results in quantifying an error that is material based on relevant quantitative and qualitative factors. The guidance is effective for the first fiscal period ending after November 15, 2006. We are currently evaluating the impact of adopting SAB No. 108 on our financial position, results of operations and cash flows.

Reclassifications. Certain amounts in the 2005 financial statements have been reclassified to conform to the 2006 presentation.

FTI Consulting, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(amounts in tables expressed in thousands, except per share data)

Unaudited

2. Share-Based Compensation

Share-Based Incentive Compensation Plans. Our 1997 Stock Option Plan, as amended, provides for the issuance of up to 11,587,500 shares of common stock to employees and non-employee directors. Under the terms of the 1997 plan, we may grant option rights or shares of restricted and unrestricted common stock to employees. As of September 30, 2006, 76,625 shares of common stock are available for grant under our 1997 Stock Option Plan.

Our 2004 Long-Term Incentive Plan, as amended, provides for grants of option rights, appreciation rights, restricted or unrestricted shares, performance awards or other share-based awards to our officers, employees, non-employee directors and individual service providers. We are authorized to issue up to 3,000,000 shares of common stock under the 2004 plan, of which no more than 600,000 shares of common stock may be issued in the form of restricted or unrestricted shares, performance awards or other share-based awards. As of September 30, 2006, 290,223 shares of common stock are available for grant under our 2004 Long-Term Incentive Plan.

On June 6, 2006, our stockholders approved the FTI Consulting, Inc. 2006 Global Long-Term Incentive Plan. This plan, as amended, provides for grants of option rights, appreciation rights, restricted or unrestricted shares, performance awards or other share-based or cash-based awards to our officers, employees, non-employee directors and individual service providers. We are authorized to issue up to 3,500,000 shares of common stock under the 2006 plan, of which no more than 1,100,000 shares of common stock may be issued in the form of restricted or unrestricted shares, performance awards or other share-based awards. As of September 30, 2006, 3,415,000 shares of common stock are available for grant under our 2006 Global Long-Term Incentive Plan.

On June 6, 2006, our stockholders approved the FTI Consulting, Inc. Deferred Compensation Plan for Key Employees and Non-Employee Directors. The deferred compensation plan provides for grants of stock unit and restricted stock unit awards to our key employees, other highly-compensated employees and non-employee directors. We are authorized to issue up to 1,500,000 shares of common stock under the deferred compensation plan. As of September 30, 2006, 1,462,500 shares of common stock are available for grant under our Deferred Compensation Plan for Key Employees and Non-Employee Directors.

Options are granted to employees with exercise prices equal to or exceeding the market value of our common stock on the grant date and expire ten years subsequent to award. Vesting provisions for individual awards are established at the grant date at the discretion of the compensation committee of our board of directors. Options granted under our share-based incentive compensation plans generally vest over three to six years, although we have granted options that vest over eight years. Restricted shares are generally contingent on continued employment and vest over periods of three to ten years. Our share-based incentive compensation plans provide for accelerated vesting if there is a change in control, as defined in the applicable plan. The employment agreements with executive officers and other employees provide for accelerated vesting on other events, including death, disability, termination without good cause and termination by the employee with good reason. We issue new shares of our common stock whenever stock options are exercised or share awards are granted.

Periodically we issue restricted and unrestricted shares to employees upon employment or in connection with performance evaluations. The fair market value on the date of issue of unrestricted shares is immediately charged to compensation expense. The fair market value on the date of issue of restricted shares is charged to compensation expense ratably over the remaining service period as the restrictions lapse.

Employee Stock Purchase Plan. The FTI Consulting, Inc. Employee Stock Purchase Plan allows eligible employees to subscribe to purchase shares of common stock through payroll deductions of up to 15% of eligible compensation, subject to limitations. The purchase price is the lower of 85% of the fair market value of our

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Notes to Condensed Consolidated Financial Statements—(Continued)

(amounts in tables expressed in thousands, except per share data)

Unaudited

common stock on the first trading day or the last trading day of each semi-annual offering period. The aggregate number of shares purchased by an employee may not exceed $25,000 of fair market value annually, subject to limitations imposed by Section 423 of the Internal Revenue Code. A total of 2,300,000 shares of common stock are authorized for purchase under the plan. As of September 30, 2006, 120,439 shares of our common stock are available for purchase under the plan. Employees purchased shares of common stock under this plan during the following periods at the weighted average prices per share as indicated: three months ending September 30, 2005—197,390 at $17.77; three months ending September 30, 2006—257,619 at $22.75; nine months ending September 30, 2005—307,388 at $16.41; and nine months ending September 30, 2006—402,299 at $20.97.

On June 6, 2006, our stockholders approved the FTI Consulting, Inc. 2007 Employee Stock Purchase Plan. A total of 2,000,000 shares of common stock are authorized for purchase under the plan. The provisions of the plan are substantially the same as the provisions under our existing employee stock purchase plan described above. No shares of common stock may be purchased under this plan until 2007.

Share-Based Compensation Expense. We use the Black-Scholes option-pricing model and a lattice model to value our option and purchase plan grants using the assumptions in the following table. The risk-free interest rate is based on the yield curve of U.S. Treasury strip securities with remaining terms similar to the expected term of the option or purchase plan award. The dividend yield on our common stock is assumed to be zero since we do not pay dividends and have no current plans to do so in the future. To estimate the market price volatility of our common stock, we use the historical volatility of our common stock over a time period equal to the expected term of the option or purchase plan award. The expected life of option grants is based on historical observations of the actual time lapsed between the grant date and exercise date. Groups of option holders that have similar historical exercise behavior with regard to option exercise timing and forfeiture rates are considered separately for valuation and attribution purposes.

Beginning in 2006, we began to use a lattice model to value options that vest upon the earlier of the achievement of a service condition or the achievement of a market condition. Options with these vesting terms have been granted to one of our executives. In addition to these assumptions used under the Black-Scholes model, the lattice model requires inputs for post-vesting turnover rate and suboptimal exercise factor. The post-vesting forfeiture rate is 0% based on the historically low option cancellation rates of our executive employees. The suboptimal exercise factor, which is the ratio by which the stock price must increase before an employee is expected to exercise the option, is 1.7 based on actual historical exercise activity. The expected life of the option is an output of the lattice model and has ranged between 6 and 7 years during 2006.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2006	2005	2006
Risk-free interest rate—option plan grants	3.77% – 3.93%	4.92% – 5.11%	3.44% – 3.98%	4.29% – 5.20%
Risk-free interest rate—purchase plan grants	3.35%	5.25%	2.55% – 3.35%	4.37% – 5.25%
Dividend yield	0%	0%	0%	0%
Expected life of option grants	3 years	4 – 6 years	3 years	3 – 10 years
Expected life of stock purchase plan grants	0.5 years	0.5 years	0.5 years	0.5 years
Stock price volatility—option plan grants	49.7% – 49.9%	46.5% – 50.3%	49.7% – 54.1%	45.7% – 51.7%
Stock price volatility—purchase plan grants	23.2%	37.7%	23.2% – 34.7%	32.0% – 37.7%

FTI Consulting, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(amounts in tables expressed in thousands, except per share data)

Unaudited

The table below reflects the total share-based compensation expense recognized in our statements of operations for the three and nine months ended September 30, 2005 and 2006. Statement No. 123(R) requires forfeitures to be estimated at the time an award is granted and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated to be between 0% and 3% based on historical experience. For the three and nine months ended September 30, 2006, share-based compensation expense is based on awards ultimately expected to vest and has been reduced for estimated forfeitures. In our pro forma disclosures of share-based compensation under Statement No. 123, we accounted for forfeitures as they occurred.

	2005		2006
Statement of Operations Classification	Option Grants and Stock Purchase Plan Rights	Restricted Stock Grants	Option Grants and Stock Purchase Plan Rights	Restricted Stock Grants
Three Months Ending September 30
Direct cost of revenues	$—	$324	$1,134	$215
Selling, general and administrative expense	—	144	1,675	429
Special charges	—	—	18	566

Share-based compensation expense before income taxes	—	468	2,827	1,210
Income tax benefit	—	196	863	516

Share-based compensation, net of income taxes	$—	$272	$1,964	$694

Nine Months Ending September 30
Direct cost of revenues	$—	$972	$2,407	$841
Selling, general and administrative expense	—	402	5,848	1,028
Special charges	—	—	18	566

Share-based compensation expense before income taxes	—	1,374	8,273	2,435
Income tax benefit	—	577	2,100	1,038

Share-based compensation, net of income taxes	$—	$797	$6,173	$1,397

As of September 30, 2006, there was $17.9 million of unrecognized compensation cost related to unvested stock options, net of forfeitures. That cost is expected to be recognized ratably over a weighted-average period of 3.8 years as the options vest. There were no share-based compensation costs capitalized as of September 30, 2006.

As permitted by Statement No. 123, prior to January 1, 2006, we accounted for share-based payments to employees and non-employee members of our board of directors using the intrinsic value method prescribed by APB Opinion No. 25. Under APB Opinion No. 25, we recorded compensation expense over the vesting period to the extent that the fair value of the underlying shares of common stock on the grant date exceeded the exercise or acquisition price of the stock or share-based award. Because options granted under our share-based incentive compensation plans had an exercise price greater than or equal to the market value of the underlying common stock on the grant date, we generally did not recognize compensation cost related to stock options or shares issued under our employee stock purchase plan. For the three and nine months ending September 30, 2005, the following table illustrates the effect on net income and earnings per share if we had determined compensation cost by applying the fair value recognition provisions of Statement No. 123 to share-based employee awards.

FTI Consulting, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(amounts in tables expressed in thousands, except per share data)

Unaudited

	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2005
Net income, as reported	$11,203	$38,067
Add—Share-based employee compensation cost included in reported net income, net of income taxes	272	797
Deduct—Total share-based employee compensation expense determined under a fair value based method for all awards, net of income taxes	(1,733)	(5,827)

Net income, pro forma	$9,742	$33,037

Earnings per common share
Basic, as reported	$0.28	$0.91

Basic, pro forma	$0.24	$0.79

Diluted, as reported	$0.27	$0.90

Diluted, pro forma	$0.24	$0.78

General Stock Option and Share-Based Award Information. The following table summarizes the option activity under our share-based incentive compensation plans as of and during the nine months ended September 30, 2006. The aggregate intrinsic value in the table below represents the total pre-tax intrinsic value (the difference between the closing price of our common stock on the last trading day of the third quarter of 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on September 30, 2006. This amount changes based on changes in the fair market value of our common stock.

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding, January 1, 2006	4,604	$20.56
Options granted during the period:
Exercise Price = fair market value	1,247	$27.21
Exercise Price > fair market value	68	$29.16
Options exercised	(363)	$17.74
Options forfeited	(141)	$22.11

Options outstanding, September 30, 2006	5,415	$22.35	7.4 years	$19,503

Options exercisable, September 30, 2006	3,182	$20.70	6.3 years	$15,019

The intrinsic value of options exercised is the amount by which the market value of our common stock on the exercise date exceeds the exercise price. The total intrinsic value of options exercised was:

•	$2.8 million during the three months ended September 30, 2005;

•	$0.5 million during the three months ended September 30, 2006;

•	$3.1 million during the nine months ended September 30, 2005; and

•	$3.0 million during the nine months ended September 30, 2006.

FTI Consulting, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(amounts in tables expressed in thousands, except per share data)

Unaudited

The table below reflects the weighted-average grant-date fair value of stock options granted, shares purchased under our employee stock purchase plan and restricted shares granted during the three and nine months ended September 30, 2005 and 2006.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2006	2005	2006
Stock options:
Exercise price = fair market value	$7.76	$12.14	$7.95	$14.52
Exercise price > fair market value	$8.17	$8.76	$7.48	$10.34
Employee stock purchase plan shares	$4.63	$7.06	$5.10	$6.86
Restricted awards	—	$24.04	$22.34	$26.45

Following is a summary of the status of stock options outstanding and exercisable at September 30, 2006.

	Options Outstanding			Options Exercisable
Exercise Price Range	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Shares	Weighted- Average Exercise Price
$ 1.90–$19.00	1,196	$14.87	6.5 years	811	$12.83
$19.09–$21.65	1,201	$20.74	6.8 years	992	$20.97
$21.70–$25.67	1,083	$23.67	6.8 years	880	$23.90
$25.73–$27.60	1,198	$26.86	8.3 years	474	$27.27
$27.90–$33.25	737	$28.63	9.0 years	25	$28.09

	5,415			3,182

A summary of our unvested restricted share award activity during the nine months ended September 30, 2006 is presented below. The fair value of unvested restricted share-based awards is determined based on the closing market price of our common stock on the grant date. Pre-vesting forfeitures were estimated to be between 0% and 1% based on historical experience.

	Shares	Weighted- Average Grant- Date Fair Value
Unvested restricted shares outstanding, January 1	640	$21.32
Restricted share awards granted	157	$26.45
Restricted share awards vested	(92)	$20.43
Restricted share awards forfeited	(35)	$21.15

Unvested restricted shares outstanding, September 30	670	$22.65

As of September 30, 2006, there was $12.4 million of unrecognized compensation cost related to unvested restricted share-based compensation arrangements. That cost is expected to be recognized ratably over a weighted-average period of 3.7 years as the awards vest. The total fair value of restricted share-based awards that vested was $1.5 million during the three months ended September 30, 2006 and $1.9 million during the nine months ended September 30, 2006. The total fair value of restricted share-based awards that vested during the three and nine months ended September 30, 2005 was $0.3 million.

FTI Consulting, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(amounts in tables expressed in thousands, except per share data)

Unaudited

3. Acquisitions

We record assets acquired and liabilities assumed in business combinations on our balance sheet as of the respective acquisition dates based upon their estimated fair values at the acquisition date. We include the results of operations of businesses acquired in our Statement of operations beginning on the acquisition dates. We allocate the acquisition cost to identifiable tangible and intangible assets and liabilities based upon their estimated relative fair values. We allocate the excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed to goodwill. We determine the fair value of intangible assets acquired based upon independent appraisals. The fair value of shares of our common stock issued in connection with a business combination is based on a five-day average of the closing price of our common stock two days before and two days after the date we agree to the terms of the acquisition and publicly announce the transaction. In certain circumstances, the allocations of the excess purchase price are based on preliminary estimates and assumptions. Accordingly, the allocations are subject to revision when we receive final information, including appraisals and other analyses. Revisions to our preliminary estimates of fair value may be significant. Since the business combinations consummated in 2005 and 2006 did not materially impact our results of operations, pro forma results have not been presented.

Compass. On January 6, 2006, we completed our acquisition of Competition Policy Associates, Inc., or Compass. Compass is a competition economics consulting firm, with offices in Washington, D.C. and San Francisco. Compass provides services that involve sophisticated economic analysis in the context of antitrust disputes, mergers and acquisitions, regulatory and policy debates, and general commercial litigation across a broad range of industries in the United States, Europe and the Pacific Rim. The total acquisition cost, net of post-closing adjustments, was $73.4 million consisting of net cash of $46.9 million, $0.4 million of transaction costs and 909,346 restricted shares of common stock valued at $26.1 million. We financed the cash portion of the purchase price from cash on hand. For each fiscal year ending between December 31, 2006 and December 31, 2013, the purchase agreement provides for:

•	additional consideration based on earnings before interest and taxes, or EBIT of the business unit (as defined in the purchase agreement);

•	the set aside of a percentage of EBIT of the business unit for each fiscal year to be used as incentive compensation to employees of and consultants to the business; and

•	conditional contractual protection against a decline in the value of the shares of our common stock issued as purchase price below the issuance price of $27.61.

The identifiable intangible assets we acquired consist principally of contract backlog, customer relationships, non-competition agreements and tradename and total $16.4 million. We recorded $52.7 million of goodwill as a result of the value of the assembled workforce we acquired and the ability to earn a higher rate of return from the acquired business than would be expected if those net assets had to be acquired or developed separately. We believe the goodwill recorded as a result of this acquisition will be fully deductible for income tax purposes over the next 15 years.

We issued an aggregate of $8.0 million of loans to key employees and outside consultants of Compass at the time of the acquisition. Interest is payable quarterly at 4.65%. The principal amount is due in January 2016 or earlier if the employee resigns, the consultant stops providing service to us or other events of default occur. These loans are classified as long-term notes receivable in our consolidated balance sheet.

Other. During the third quarter of 2006, we completed two business combinations. The total acquisition cost was $23.5 million, consisting of net cash of $19.5 million and 155,434 restricted shares of our common stock

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Notes to Condensed Consolidated Financial Statements—(Continued)

(amounts in tables expressed in thousands, except per share data)

Unaudited

valued at $4.0 million. The purchase agreements for these business combinations contain provisions that include additional cash payments based on the achievement of annual financial targets in each of the next five to six years. Any contingent consideration payable in the future will be applied to goodwill.

4. Goodwill and Other Intangible Assets

The changes in the carrying amounts of goodwill for the three and nine months ended September 30, 2006, are as follows:

	Corporate Finance/ Restructuring	Forensic/ Litigation	Economics	Technology	Total Company
Balance, January 1, 2006	$298,839	$122,140	$125,349	$30,284	$576,612
Goodwill acquired during the period	—	18,149	52,740	—	70,889
Adjustments to allocation of purchase price	(268)	2	—	82	(184)

Balance, September 30, 2006	$298,571	$140,291	$178,089	$30,366	$647,317

Other intangible assets with finite lives are amortized over their estimated useful lives. During the third quarter of 2006, we determined that the backlog we acquired in May 2005 in connection with our acquisition of Cambio Health Solutions had a shorter life than we originally estimated and therefore, we recorded a $0.9 million non-cash intangible impairment charge. This amount is recorded as a special charge in our statement of operations. For intangible assets with finite lives, we recorded amortization expense of $4.3 million for the nine months ended September 30, 2005 and $8.3 million for the nine months ended September 30, 2006. Based solely on the amortizable intangible assets recorded as of September 30, 2006, we estimate amortization expense to be $2.0 million during the remainder of 2006, $6.3 million in 2007, $4.1 million in 2008, $3.9 million in 2009, $2.1 million in 2010, $1.8 million in 2011, and $5.4 million in years after 2011. Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible asset acquisitions, changes in useful lives or other relevant factors. The carrying amounts of the amortizable assets we acquired in connection with the acquisitions completed during the third quarter of 2006 are based on our estimated valuations, which we expect to complete by the end of 2006. The final purchase price allocations may differ from our preliminary estimates. See note 3.

	Useful Life in Years	December 31, 2005		September 30, 2006
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets
Customer relationships	3 to 15	$10,340	$2,827	$17,744	$4,523
Contract backlog	0.5 to 3	8,105	3,536	5,826	2,737
Software	5	4,400	733	4,400	1,393
Non-competition agreements	3 to 5	2,421	1,116	8,228	1,967

		25,266	8,212	36,198	10,620
Unamortized intangible assets
Tradenames	Indefinite	4,400	—	7,864	—

		$29,666	$8,212	$44,062	$10,620

FTI Consulting, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(amounts in tables expressed in thousands, except per share data)

Unaudited

5. Long-Term Debt and Capital Lease Obligations

	December 31, 2005	September 30, 2006
7 5/8% senior notes due 2013, including a fair value hedge adjustment of $1,569 — 2005 and $1,982 — 2006	$198,431	$198,018
3 3/4% convertible senior subordinated notes due 2012	150,000	150,000
Other	—	385

Total long-term debt	348,431	348,403
Less current portion	—	42

Long-term debt, net of current portion	$348,431	$348,361

Total capital lease obligations	$98	$37
Less current portion	76	37

Capital lease obligations, net of current portion	$22	$—

Senior Secured Credit Facility. On September 29, 2006, we amended and restated our senior secured credit facility to provide for $50.0 million in additional borrowing capacity under our revolving line of credit, accommodate the offering of our 7 3/4% senior notes described below in note 10, adjust our financial covenants and effect certain other changes. As of September 30, 2006, our senior secured credit facility provides for a $150.0 million revolving line of credit. The maturity date of the $150.0 million revolving line of credit is September 30, 2011. We may choose to repay outstanding borrowings under the senior secured credit facility at any time before maturity without penalty. Debt under the senior secured credit facility bears interest at an annual rate equal to the Eurodollar rate plus an applicable margin or an alternative base rate defined as the higher of (1) the lender’s announced U.S. prime rate or (2) the federal funds rate plus the sum of 50 basis points and an applicable margin. We are also required to pay a commitment fee of between 0.25% and 0.5% on the unused portion of the revolving line of credit which is subject to change based on our consolidated leverage ratio. As of September 30, 2006, our commitment fee rate was 0.375%. Under the senior secured credit facility, the lenders have a security interest in substantially all of our assets. As of September 30, 2006, we had no borrowings outstanding under our revolving line of credit. The availability of borrowings under our revolving line of credit is subject to specified borrowing conditions. We use letters of credit primarily as security deposits for our office facilities. Letters of credit reduce the availability under our revolving line of credit. As of September 30, 2006, we had $9.6 million of outstanding letters of credit, which reduced the available borrowings under our revolving line of credit to $140.4 million.

Our senior secured credit facility and the indenture governing our senior notes contain covenants which limit our ability to incur additional indebtedness; create liens; pay dividends on, make distributions or repurchases of our capital stock or make specified other restricted payments; consolidate, merge or sell all or substantially all of our assets; guarantee obligations of other entities; enter into hedging agreements; enter into transactions with affiliates or related persons or engage in any business other than the consulting business. The senior secured credit facility requires compliance with financial ratios, including total indebtedness to earnings before interest, taxes, depreciation and amortization, or EBITDA; EBITDA to specified charges and the maintenance of a minimum net worth, each as defined under the senior secured credit facility. At September 30, 2006, there were no events of default under the covenants in the senior secured credit facility and the indentures governing our senior and convertible notes.

FTI Consulting, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(amounts in tables expressed in thousands, except per share data)

Unaudited

Guarantees. Currently, we do not have any significant debt guarantees related to entities outside of the consolidated group. As of September 30, 2006, substantially all of our domestic subsidiaries are guarantors of borrowings under our senior secured credit facility, our senior notes and our convertible notes in the amount of $350.0 million. We directly own 100% of each subsidiary guarantor. The guarantees are full and unconditional and joint and several, and the non-guarantor subsidiaries are minor. There are no significant restrictions on our ability or the ability of any guarantor to obtain funds from our subsidiaries by dividend or loan.

Future Maturities of Long-Term Debt and Capital Lease Obligations. For periods subsequent to September 30, 2006, scheduled annual maturities of long-term debt and capital lease obligations outstanding as of September 30, 2006 are as follows.

	Long-Term Debt	Capital Lease Obligations	Total
September 1 to December 31, 2006	$10	$38	$48
2007	44	—	44
2008	45	—	45
2009	45	—	45
2010	46	—	46
2011	47	—	47
Thereafter	350,148	—	350,148

	350,385	38	350,423
Less fair value hedge adjustment	1,982	—	1,982
Less imputed interest	—	1	1

	$348,403	$37	$348,440

6. Derivative Instruments and Hedging Activities

We use derivative instruments, consisting primarily of interest rate swap agreements, to manage our exposure to changes in the fair values or future cash flows of some of our long-term debt which are caused by interest rate fluctuations. We do not use derivative instruments for trading or other speculative purposes. The use of derivative instruments exposes us to market risk and credit risk. Market risk is the adverse effect that a change in interest rates has on the value of a financial instrument. While derivative instruments are subject to fluctuations in values, these fluctuations are generally offset by fluctuations in fair values or cash flows of the underlying hedged items. Credit risk is the risk that the counterparty exposes us to loss in the event of non-performance. We enter into derivative financial instruments with high credit quality counterparties and diversify our positions among such counterparties in order to reduce our exposure to credit losses.

From time to time, we hedge the cash flows and fair values of some of our long-term debt using interest rate swaps. We enter into these derivative contracts to manage our exposure to interest rate changes by achieving a desired proportion of fixed rate versus variable rate debt. In an interest rate swap, we agree to exchange the difference between a variable interest rate and either a fixed or another variable interest rate multiplied by a notional principal amount. We record all interest rate swaps at their fair market values within other assets or other liabilities on our balance sheet. As of December 31, 2005, the fair value of our interest rate swap agreement was a liability of $1.6 million. As of September 30, 2006, the fair value of our interest rate swap agreement was a liability of $2.0 million.

In August 2005, we entered into two interest rate swap agreements to hedge the risk of changes in the fair value of a portion of our 7 5/8% fixed rate senior notes. The interest swap agreements mature on September 15,

FTI Consulting, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(amounts in tables expressed in thousands, except per share data)

Unaudited

2013. Under the terms of the interest rate swap agreements, we receive interest on the $60.0 million notional amount at a fixed rate of 7.625% and pay a variable rate of interest, between 8.21% and 8.25% at September 30, 2006, based on the London Interbank Offered Rate, or LIBOR, as the benchmark interest rate. The maturity, payment dates and other critical terms of these swaps exactly match those of the hedged senior notes. In accordance with Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities,” the swaps are accounted for as effective hedges. Accordingly, the changes in the fair values of both the swaps and the debt are recorded as equal and offsetting gains and losses in interest expense. No hedge ineffectiveness has been recognized as the critical provisions of the interest rate swap agreements match the applicable provisions of the debt. The impact of effectively converting the interest rate of $60.0 million of our senior notes from fixed rate to variable rate increased interest expense by $115,000 for the three months ended September 30, 2006 and by $152,000 for the nine months ended September 30, 2006.

7. Commitments and Contingencies

Loss on Subleased Facilities. During the fourth quarter of 2004, we consolidated our New York City and Saddle Brook, New Jersey offices and relocated our employees into our new office facility. As a result of this decision, we vacated leased office facilities prior to the lease termination dates. We recorded a loss of $4.7 million within our corporate segment related to the abandoned facilities during the fourth quarter of 2004. This charge includes $0.7 million of asset impairments and $4.0 million representing the present value of the future lease payments related to the facilities we vacated net of estimated sublease income of $4.2 million. In August 2005, we entered into a 30-month sublease related to some space in our new office facility in New York City resulting in a loss of $0.9 million. Sublease losses are classified as a component of selling, general and administrative expense and primarily represent the present value of the future lease payments related to the space we subleased net of estimated sublease income. As of December 31, 2005, the balance of the liability for loss on abandoned and subleased facilities was $2.4 million. During 2006, we made payments, net of sublease income, of about $0.5 million against the total lease loss liability. As of September 30, 2006, the balance of the liability for losses on abandoned and subleased facilities was $1.9 million.

Special Charges. During the third quarter of 2006, we recorded special charges totaling $23.0 million. The charges reflect actions we took to address certain underperforming operations. In particular, we restructured our corporate finance U.K. operations and consolidated certain of our non-core practices in the United States, primarily through reductions in workforce. The charges consist of

•	$22.1 million of severance and other contractual employee related costs associated with the reduction in workforce, including $0.6 million related to the accelerated vesting of share-based awards; and

•	a $0.9 million non-cash intangible impairment charge associated with the contract backlog we acquired in May 2005 in connection with our acquisition of Cambio Health Solutions. See note 4.

We expect to make cash payments in connection with the reduction in workforce during the remainder of 2006 and continuing through 2008.

Contingencies. We are subject to legal actions arising in the ordinary course of business. In management’s opinion, we believe we have adequate legal defenses and/or insurance coverage with respect to the eventuality of such actions. We do not believe any settlement or judgment would materially affect our financial position or results of operations.

FTI Consulting, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(amounts in tables expressed in thousands, except per share data)

Unaudited

8. Stockholders’ Equity

Common Stock Repurchase Program. In October 2003, our board of directors authorized the purchase, from time to time, of up to $50.0 million of our common stock. Since then, the authorized amount has been increased to a total of $219.7 million. Our share repurchase program is effective through December 31, 2006. The shares of common stock may be purchased through open market or privately negotiated transactions and will be funded with a combination of cash on hand, existing bank credit facilities or new credit facilities.

On July 28, 2005, we entered into an accelerated share repurchase agreement with an investment bank in connection with our convertible notes offering. Under that agreement, we purchased and retired 2.3 million shares of our common stock from the investment bank for an aggregate purchase price of $55.1 million, representing an initial purchase price of $24.04 per share plus transaction costs. The share purchase was funded using the proceeds received from the private placement of our convertible notes. We recorded the stock purchase as a reduction to stockholders’ equity.

As part of the accelerated share repurchase transaction, we simultaneously entered into a forward contract with the investment bank that matured on February 10, 2006. The objective of the forward contract was to minimize the impact on our share price volatility of the large repurchase of shares of our common stock on July 28, 2005. The investment bank borrowed the shares of common stock that were sold to us and replaced the borrowed shares with shares repurchased on the open market in smaller ratable purchases over the term of the forward contract thereby minimizing the market impact of the large block share repurchase. Under the terms of the forward contract, the investment bank purchased, in the open market, 2.3 million shares of our common stock during the term of the contract in order to fulfill its obligation related to the shares it borrowed from third parties and sold to us. On February 10, 2006, the investment bank had completed its acquisition of 2.3 million shares of our common stock at an average price of $27.03 per share. Upon the conclusion of the agreement, we were required to make a settlement payment of $6.8 million, which we elected to pay in cash.

We accounted for the forward contract under the provisions of EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” as an equity instrument. As the fair value of the forward contract at inception was zero, no accounting for the forward contract was required until settlement, since the forward contract continued to meet the requirements for classification as an equity instrument. The amount paid to settle the contract was recorded as a reduction to additional paid-in capital and reflected as a purchase of common stock within our statement of stockholders’ equity.

During the nine months ended September 30, 2006, we purchased and retired 0.6 million shares of our common stock for a total cost of about $16.6 million. Since inception of the program, we purchased and retired a total of 7.6 million shares of our common stock for a total of $186.2 million, including the $6.8 million we paid to settle the accelerated share repurchase agreement in February 2006, leaving $33.5 million available for purchase under the program.

9. Segment Reporting

We manage our business in four reportable operating segments. Our reportable operating segments are managed separately and include our forensic/litigation practice, our corporate finance/restructuring practice, our economic consulting practice and our technology practice. We began to manage our technology practice as a separate reportable operating segment beginning in January 2006. This operating segment was previously managed within our forensic/litigation practice. Our technology consulting segment consists of our electronic

FTI Consulting, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(amounts in tables expressed in thousands, except per share data)

Unaudited

evidence and e-discovery practice group, the complex litigation data analysis practice group, the software development group and our application services provider and document analytics business. We have presented estimated 2005 segment results to compare to our 2006 presentation in the table below. However, if our technology practice had been managed as a separate segment during 2005, our actual results may have differed significantly as items such as direct bonuses and allocations of selling, general and administrative expenses may have been computed differently.

We evaluate the performance of our operating segments based on income before income taxes, net interest expense, depreciation, amortization, special charges and corporate selling, general and administrative expenses, which we refer to as segment profits. In general, our total assets, including long-lived assets such as property and equipment, and our capital expenditures are not specifically allocated to any particular segment. Accordingly, capital expenditures and total asset information by reportable segment is not presented. The reportable segments use the same accounting policies as those used by the company. There are no significant intercompany sales or transfers.

Substantially all of our revenues and assets are attributed to or are located in the United States. We do not have a single customer that represents ten percent or more of our consolidated revenues.

	Forensic/ Litigation	Corporate Finance/ Restructuring	Economic Consulting	Technology	Corporate	Total
Three Months Ended September 30, 2005
Revenues	$38,096	$49,605	$28,387	$17,101	$—	$133,189
Gross margin	17,002	22,538	10,715	9,593	—	59,848
Segment profit (loss)	9,564	14,084	7,211	7,222	(7,803)	30,278

Three Months Ended September 30, 2006
Revenues	$46,833	$50,725	$34,554	$29,956	$—	$162,068
Gross margin	21,910	20,375	12,386	15,843	—	70,514
Segment profit (loss)	13,352	12,026	7,631	11,346	(9,644)	34,711

Nine Months Ended September 30, 2005
Revenues	$114,740	$135,441	$81,355	$42,184	$—	$373,720
Gross margin	54,088	63,809	30,226	22,719	—	170,842
Segment profit (loss)	33,862	41,281	19,880	16,782	(23,676)	88,129

Nine Months Ended September 30, 2006
Revenues	$142,058	$154,729	$108,257	$86,048	$—	$491,092
Gross margin	64,976	61,650	39,673	47,897	—	214,196
Segment profit (loss)	39,702	36,412	25,877	34,270	(33,799)	102,462

FTI Consulting, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

(amounts in tables expressed in thousands, except per share data)

Unaudited

The following table presents a reconciliation of segment profit to income before income tax provision.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2006	2005	2006
Operating profit
Total segment profit	$30,278	$34,711	$88,129	$102,462
Special charges	—	(22,972)	—	(22,972)
Depreciation and amortization	(2,996)	(3,220)	(8,308)	(9,394)
Amortization of other intangible assets	(1,952)	(2,551)	(4,309)	(8,310)
Interest and other expense, net	(6,014)	(5,692)	(9,879)	(16,105)

Income before income tax provision	$19,316	$276	$65,633	$45,681

For the three and nine months ended September 30, 2006, the detail of the special charges by segment is as follows:

Forensic/Litigation	$9,890
Corporate Finance/Restructuring	7,740
Economic Consulting	4,148
Technology	—
Corporate	1,194

Total Company	$22,972

10. Subsequent Events

7 3/4% Senior Notes due 2016. On October 3, 2006, we completed the issuance and sale in a private placement of $215.0 million in principal amount of 7 3/4% senior notes due October 1, 2016, generating net cash proceeds of $207.5 million after deducting fees and expenses and the initial purchasers’ discounts. Cash interest is payable semiannually beginning April 1, 2007 at a rate of 7.75% per year. We may choose to redeem some or all of these notes starting October 1, 2011 at an initial redemption price of 103.875% of the aggregate principal amount of these notes plus accrued and unpaid interest. On or before October 1, 2009, we may choose to redeem up to 35% of the original principal amount of the notes using the proceeds of one or more sales of qualified equity securities at 107.75% of their principal amount, plus accrued and unpaid interest to the date of redemption. These notes are senior unsecured indebtedness of ours and rank equal in right of payment with all of our other unsubordinated, unsecured indebtedness. We have agreed to specific registration rights with respect to these notes. If an exchange offer of new notes, without restrictive transfer legends, for these notes is not consummated by May 1, 2007, and we do not maintain the registration of the notes effective through maturity, subject to limitations, then the annual interest rate on these notes will increase by 0.25% every 90 days, up to a maximum of 1.0%, until the default ceases to exist. If we have a registration default and subsequently correct it, the annual interest rate on the notes will revert to 7.75%.

Financial Dynamics. On October 4, 2006, we completed our acquisition of 97% of the share capital of FD International (Holdings) Limited, or FD, a global strategic business and financial communications consulting firm headquartered in London. FD provides consulting services related to financial communications, brand communications, public affairs and issues management and strategy development. The total acquisition cost (including the cost of acquiring the approximately 3% of the share capital of FD that is outstanding) is anticipated to be approximately $260.6 million, including transaction costs. The total acquisition cost consists of approximately $225.8 million in cash, approximately 1.2 million shares of restricted common stock, loan notes payable to the certain sellers of FD shares in the aggregate principal amount of approximately $6.9 million, and deferred purchase obligations. We funded the cash portion of the purchase price through the issuance of our 7 3/4% senior notes and borrowings of $40.0 million under our amended and restated senior bank credit facility.

Report of Independent Registered Public Accounting Firm—Consolidated Financial Statements

Board of Directors and Stockholders

FTI Consulting, Inc.

We have audited the accompanying consolidated balance sheets of FTI Consulting, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the Valuation and Qualifying Accounts schedule to the financial statements for the year ended December 31, 2005. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FTI Consulting, Inc. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of FTI Consulting, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2006 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Baltimore, Maryland

March 3, 2006, except for Note 13,

as to which the date is September 15, 2006

FTI Consulting, Inc. and Subsidiaries

Consolidated Balance Sheets

(in thousands, except per share amounts)

	December 31,
	2005	2004
Assets
Current assets
Cash and cash equivalents	$153,383	$25,704
Accounts receivable
Billed receivables	87,947	89,536
Unbilled receivables	56,871	30,663
Allowance for doubtful accounts and unbilled services	(17,330)	(16,693)

	127,488	103,506
Notes receivable	2,713	9,031
Prepaid expenses and other current assets	8,147	6,041
Deferred income taxes	6,404	4,514

Total current assets	298,135	148,796
Property and equipment, net	29,302	23,342
Goodwill	576,612	507,656
Other intangible assets, net	21,454	10,978
Other assets	33,961	13,055

Total assets	$959,464	$703,827

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable, accrued expenses and other	$21,762	$18,998
Accrued compensation	72,688	39,383
Current portion of long-term debt	—	21,250
Billings in excess of services provided	10,477	8,924

Total current liabilities	104,927	88,555
Long-term debt, net of current portion	348,431	83,750
Deferred income taxes	33,568	22,623
Other liabilities	18,269	12,745
Commitments and contingent liabilities (notes 2, 6, 7, 8, 9, 11 and 15)
Stockholders’ equity
Preferred stock, $0.01 par value; 5,000 shares authorized; none outstanding	—	—
Common stock, $0.01 par value; 75,000 shares authorized; 39,009 shares issued and outstanding—2005; and 42,487 shares issued and outstanding—2004	390	425
Additional paid-in capital	238,055	333,735
Unearned compensation	(11,089)	(8,551)
Retained earnings	226,913	170,545

Total stockholders’ equity	454,269	496,154

Total liabilities and stockholders’ equity	$959,464	$703,827

The accompanying notes are an integral part of these consolidated financial statements.

FTI Consulting, Inc. and Subsidiaries

Consolidated Statements of Income

(in thousands, except per share amounts)

	Year Ended December 31,
	2005	2004	2003
Revenues	$539,545	$427,005	$375,695

Operating expenses
Direct cost of revenues	291,592	234,970	176,429
Selling, general and administrative expense	127,727	106,730	78,701
Special termination charges	—	—	3,060
Amortization of other intangible assets	6,534	6,836	3,680

	425,853	348,536	261,870

Operating income	113,692	78,469	113,825

Other income (expense)
Interest income	1,875	788	1,193
Interest expense and other	(15,064)	(6,399)	(4,621)
Early extinguishment of term loans	(1,687)	—	(768)
Discount on note receivable	—	(475)	—
Litigation settlement (losses) gains, net	(1,629)	1,672	—

	(16,505)	(4,414)	(4,196)

Income from continuing operations before income tax provision	97,187	74,055	109,629
Income tax provision	40,819	31,177	44,838

Income from continuing operations	56,368	42,878	64,791

Discontinued operations
Income from operations of discontinued operations, net of income tax provision of $1,156	—	—	1,649
Loss from sale of discontinued operations, net of income tax provision of $2,810	—	—	(6,971)

Lost from discontinued operations	—	—	(5,322)

Net income	$56,368	$42,878	$59,469

Earnings per common share—basic
Income from continuing operations	$1.38	$1.02	$1.58

Net income	$1.38	$1.02	$1.45

Earnings per common share—diluted
Income from continuing operations	$1.35	$1.01	$1.54

Net income	$1.35	$1.01	$1.41

The accompanying notes are an integral part of these consolidated financial statements.

FTI Consulting, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

(in thousands)

	Common Stock		Additional Paid-in Capital	Unearned Compensation	Retained Earnings	Accumulated Other Comprehensive (Loss) Income

	Shares	Amount					Total
Balance, December 31, 2002	36,006	$360	$200,456	$(346)	$68,198	$(693)	$267,975
Issuance of common stock in connection with:
Public offering, net of offering costs of $1,386	3,992	40	99,183				99,223
Exercise of options, including income tax benefit of $11,599	1,798	18	24,478				24,496
Employee stock purchase plan	196	2	4,041				4,043
Restricted share grants, net of forfeitures	282	3	5,807	(5,822)			(12)
Business combinations	176	2	2,372				2,374
Purchase and retirement of common stock	(194)	(2)	(4,030)				(4,032)
Payment for fractional shares	(3)	—	(2)				(2)
Amortization of unearned compensation			518	435			953
Comprehensive income:
Other comprehensive income—change in fair value of interest rate swaps, net of income tax provision of $228						669	669
Net income					59,469		59,469

Total comprehensive income							60,138

Balance, December 31, 2003	42,253	423	332,823	(5,733)	127,667	(24)	455,156
Issuance of common stock in connection with:
Exercise of options, including income tax benefit of $2,055	462	5	4,920				4,925
Employee stock purchase plan	202	2	2,837				2,839
Restricted share grants, net of forfeitures	227	2	4,140	(4,142)			—
Purchase and retirement of common stock	(657)	(7)	(10,803)				(10,810)
Contingent payments to former owners of subsidiary, net of income tax benefit of $126			(182)				(182)
Amortization of unearned compensation				1,324			1,324
Comprehensive income:
Other comprehensive income—change in fair value of interest rate swaps, net of income tax provision of $17						24	24
Net income					42,878		42,878

Total comprehensive income							42,902

Balance, December 31, 2004	42,487	425	333,735	(8,551)	170,545	—	496,154
Issuance of common stock in connection with:
Exercise of options, including income tax benefit of $3,564	706	7	13,108				13,115
Employee stock purchase plan	307	3	5,040				5,043
Restricted share grants	173	2	4,492	(4,494)			—
Business combinations	1,441	14	29,669				29,683
Purchase and retirement of common stock	(6,105)	(61)	(147,989)				(148,050)
Amortization of unearned compensation				1,956			1,956
Net income					56,368		56,368

Balance, December 31, 2005	39,009	$390	$238,055	$(11,089)	$226,913	$—	$454,269

The accompanying notes are an integral part of these consolidated financial statements.

FTI Consulting, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2005	2004	2003
Operating activities
Net income	$56,368	$42,878	$59,469
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and other amortization	11,360	9,113	7,003
Amortization of other intangible assets	6,534	6,836	3,680
Income tax benefit from stock option exercises and other	3,564	2,181	11,599
Provision for doubtful accounts	5,482	7,062	5,109
Non-cash stock-based compensation	1,956	1,324	941
Loss from sale of discontinued operations	—	—	6,971
Non-cash loss on subleased facilities	920	4,670	—
Loss on early extinguishment of term loans	1,687	—	768
Non-cash interest expense	1,812	1,449	1,274
Other	808	500	(169)
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable, billed and unbilled	(34,664)	(27,860)	179
Prepaid expenses and other assets	(414)	(10,328)	(1,401)
Accounts payable, accrued expenses and other	7,911	13,824	6,109
Income taxes payable	8,509	7,638	4,311
Accrued compensation expense	30,467	6,568	(1,841)
Billings in excess of services provided	(2,921)	(7,412)	(3,825)

Net cash provided by operating activities	99,379	58,443	100,177

Investing activities
Payments for acquisition of businesses, including contingent payments and acquisition costs, net of cash received	(52,182)	(1,253)	(234,117)
Purchases of property and equipment	(17,827)	(11,939)	(10,612)
Proceeds from note receivable due from purchasers of former subsidiary	5,525	—	—
Cash received from sale of discontinued operations	—	—	12,150
Change in other assets	(374)	(501)	838

Net cash used in investing activities	(64,858)	(13,693)	(231,741)

Financing activities
Issuance of debt securities	350,000	—	—
Issuance of common stock, net of offering costs	—	—	99,223
Issuance of common stock under equity compensation plans	9,551	2,870	12,897
Purchase and retirement of common stock	(148,050)	(10,810)	(4,032)
Borrowings under long-term credit facility	50,000	—	109,121
Payments of long-term debt	(155,000)	(16,250)	(85,704)
Borrowings under revolving line of credit	33,500	47,500	5,000
Payments of revolving line of credit	(33,500)	(47,500)	(5,000)
Payments of capital lease obligations	(229)	(571)	(307)
Payments of debt financing fees and other	(13,114)	(50)	(3,775)

Net cash provided by (used in) financing activities	93,158	(24,811)	127,423

Net increase (decrease) in cash and cash equivalents	127,679	19,939	(4,141)
Cash and cash equivalents, beginning of year	25,704	5,765	9,906

Cash and cash equivalents, end of year	$153,383	$25,704	$5,765

The accompanying notes are an integral part of these consolidated financial statements.

FTI Consulting, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(dollar and share amounts in tables expressed in thousands, except per share data)

1. Description of Business and Significant Accounting Policies

Description of business. We are a leading provider of problem-solving consulting and technology services to major corporations, financial institutions and law firms. Through our forensic/litigation/technology practice, we provide an extensive range of services to assist clients in all phases of litigation, including pre-filing, discovery, jury selection, trial preparation, expert testimony and other trial support services. Specifically, we help clients assess complex financial transactions, reconstruct events from incomplete and/or corrupt data, uncover vital evidence, identify potential claims and assist in the pursuit of financial recoveries and settlements. Our corporate finance/restructuring practice assists under performing companies as they make decisions to improve their financial condition and operations position given their current situation, as well as provides services in connection with bankruptcies, mergers and acquisitions and restructuring management. Through our economic consulting practice, we deliver sophisticated economic analysis and modeling of issues arising in mergers and acquisitions and other complex commercial and securities litigation.

We have a total workforce of over 1,300 employees who are strategically located in 25 cities in the United States, as well as in London, England and Melbourne, Australia. Our clients include companies, as well as creditors or other stakeholders, such as financial institutions, private equity firms and the law firms that represent them.

Principles of consolidation. The consolidated financial statements include the accounts of FTI Consulting, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Due to the inherent uncertainty involved in making those assumptions, actual results could differ from those estimates.

We use estimates to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable and unbilled receivables to their expected net realizable value and to account for any potential refunds that may be imposed by bankruptcy courts. We estimate the amount of the required allowance by reviewing the status of significant client matters and past-due receivables as well as by analyzing historical bad debt trends and realization adjustments to our revenues. Actual collection experience has not varied significantly from estimates, due primarily to credit policies, the controls and procedures designed to estimate realization adjustments to our revenues and a lack of historical concentrations of accounts receivable. Accounts receivable balances are not collateralized.

We also make estimates in determining self-insurance reserves for certain employee benefit plans, accruals for incentive compensation and other ordinary accruals. These estimates are based upon historical trends, current experience and knowledge of relevant factors.

Cash equivalents. Cash equivalents consist of highly liquid short-term investments with maturities of three months or less at the time of purchase.

Supplemental cash flow information.

	Year Ended December 31,
	2005	2004	2003
Cash paid for interest	$9,986	$4,962	$3,554

Cash paid for income taxes, net of refunds	$28,746	$21,358	$28,705

Other non-cash investing and financing activities
Assets acquired under capital lease	$—	$—	$41

Issuance of common stock to acquire businesses	$29,683	$—	$2,374

Property and equipment. We record property and equipment, including improvements that extend useful lives, at cost, while maintenance and repairs are charged to operations as incurred. We calculate depreciation using the straight-line method based on estimated useful lives ranging from three to seven years for furniture, equipment and internal use software. We amortize leasehold improvements and assets under capital leases over the shorter of the estimated useful life of the asset or the lease term. The gross amount of assets recorded under capital lease obligations included in furniture, equipment and software is $0.9 million as of December 31, 2005 and $1.3 million as of December 31, 2004.

We capitalize costs incurred during the application development stage of computer software developed or obtained for internal use. Capitalized software developed for internal use is classified within furniture, equipment and software and is amortized over the estimated useful life of the software, which is generally three years.

Goodwill. Goodwill consists of the excess of the purchase price over the fair value of tangible and identifiable intangible net assets acquired in purchase business combinations. We do not amortize goodwill. We review goodwill for impairment as of October 1 of each year or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. The implied fair value of goodwill is the amount determined by deducting the estimated fair value of all tangible and identifiable intangible net assets of the reporting unit from the estimated fair value of the reporting unit. If the recorded value of goodwill exceeds its implied value, an impairment charge is recorded for the excess. For purposes of impairment testing, our reporting units are our operating segments which represent the lowest level for which discrete financial information is available and regularly reviewed by management. Components are combined when determining reporting units if they have similar economic characteristics. No impairment of goodwill was identified as a result of our impairment tests, which we conducted as of October 1, 2005 and 2004.

Other intangible assets. We amortize our intangible assets that have finite lives over the estimated periods benefited using the straight-line method. See note 5. “Goodwill and Other Intangible Assets.”

Valuation of long-lived assets excluding goodwill. We review intangible assets with indefinite lives for impairment as of October 1 of each year or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We review other long-lived assets, excluding goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be fully recoverable. These events or changes in circumstances may include a significant deterioration of operating results, changes in business plans, or changes in anticipated future cash flows. If an impairment indicator is present, we evaluate recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows we expect the assets to generate. We group assets at the lowest level for which there is identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss, if any, is recognized for the difference between the fair value and carrying value of assets. Fair value is generally determined by estimates of discounted cash flows. The discount rate used in any estimate of discounted cash flows would be the rate required for a similar investment of like risk.

Interest rate swaps. We sometimes use derivative instruments consisting primarily of interest rate swap agreements to manage our exposure to changes in the fair values or future cash flows of some of our long-term debt. We may enter into interest rate swap transactions with financial institutions acting as the counter-party. We do not use derivative instruments for trading or other speculative purposes.

We formally document all relationships between hedging instruments and hedged items and the risk management objective and strategy for each hedge transaction. For interest rate swaps, the notional amounts, rates and maturities of our interest rate swaps are closely matched to the related terms of hedged debt obligations. We match the critical terms of the interest rate swap to the critical terms of the underlying hedged item to determine whether the derivatives we use for hedging transactions are highly effective in offsetting changes in either the fair value or cash flows of the underlying hedged item. If it is determined that a derivative ceases to be a highly effect hedge, or if the anticipated transaction is no longer likely to occur, we discontinue hedge accounting and recognize all subsequent derivative gains and losses in our income statement.

Derivative instruments designated in hedging relationships that mitigate exposure to changes in the fair value of our debt are considered fair value hedges. Derivative instruments designated in hedging relationships that mitigate exposure to the variability in future cash flows of our debt are considered cash flow hedges.

We record all derivative instruments in other assets or other liabilities on our balance sheet at their fair values. If the derivative is designated as a fair value hedge and the hedging relationship qualifies for hedge accounting, changes in the fair values of both the derivative and hedged portion of our debt are recognized in interest expense in our income statement. If the derivative is designated as a cash flow hedge and the hedging relationship qualifies for hedge accounting, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income and reclassified to interest expense when the hedged debt affects interest expense. The ineffective portion of the change in fair value of the derivative qualifying for hedge accounting and changes in fair value of derivative instruments not qualifying for hedge accounting are recognized in interest expense in the period of the change. For hedge transactions that qualify for hedge accounting using the short-cut method, there is no net effect on our results of operations.

Debt financing fees. We amortize the costs we incur to obtain debt financing over the terms of the underlying obligations using the effective interest method. The amortization of debt financing costs is included in interest expense. Unamortized debt financing costs are classified within other assets in our consolidated balance sheets.

Billings in excess of services provided. Billings in excess of services provided represents amounts billed to clients, such as retainers, in advance of work being performed. Clients may make advance payments, which are held on deposit until completion of work. These amounts are either applied to final billings or refunded to clients upon completion of work. Retainers in excess of related accounts receivable and unbilled receivables are recorded as billings in excess of services provided in our consolidated balance sheets.

Revenue recognition. We derive most of our revenues from professional service activities. The vast majority of these activities are provided under time-and-expense billing arrangements, and revenues, consisting of billed fees and pass-through expenses, are recorded as work is performed and expenses are incurred. We normally obtain engagement letters or other agreements from our clients prior to performing any services. In these letters and other agreements, the clients acknowledge that they will pay us based upon our time spent on the engagement and at our agreed-upon hourly rates. We are periodically engaged to provide services in connection with client matters where payment of our fees is deferred until the conclusion of the matter or upon the achievement of performance-based criteria. We recognize revenues for these arrangements when all the performance-based criteria are met and collection of the fee is reasonably assured. See note 14 for information regarding a $22.5 million success fee we received during the fourth quarter of 2005.

We record allowances for estimated realization adjustments to our professional services fees that are subject to review by bankruptcy courts. We record provisions for fee adjustments and discretionary pricing adjustments as a reduction of revenues. Revenues recognized, but not yet billed to clients, have been recorded as unbilled receivables in the accompanying consolidated balance sheets.

Direct cost of revenues. Direct cost of revenues consists primarily of billable employee compensation and related payroll benefits, the cost of consultants assigned to revenue-generating activities and direct expenses billable to clients. Direct cost of revenues does not include an allocation of overhead costs.

Advertising costs. Costs related to advertising and other promotional expenditures are expensed as incurred. Advertising costs totaled $3.5 million during 2005, $0.7 million during 2004 and $0.4 million during 2003.

Stock-based compensation. We record compensation expense for stock-based compensation for employees and non-employee members of our board of directors using the intrinsic value method prescribed by Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees.” Compensation expense is recorded on a straight-line basis over the vesting period to the extent that the fair value of the underlying stock on the grant date exceeds the exercise or acquisition price of the stock or stock-based award.

All options granted under our stock-based employee compensation plans had an exercise price greater than or equal to the market value of the underlying common stock on the date of grant. We also periodically issue restricted and unrestricted stock to employees in connection with new hires and performance evaluations. The fair market value on the date of issue of unrestricted stock is immediately charged to compensation expense, and the fair value on the date of issue of restricted stock is charged to compensation expense ratably over the restriction period.

Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” encourages companies to recognize expense for stock-based awards based on their estimated fair value on the date of grant. Statement No. 123 requires the disclosure of pro forma income and earnings per share data in the notes to the financial statements if the fair value method is not adopted. The following table illustrates the effect on net income and earnings per share if we had determined compensation costs by applying the fair value recognition provisions of Statement No. 123 to stock-based employee awards.

	Year Ended December 31,
	2005	2004	2003
Net income, as reported	$56,368	$42,878	$59,469
Add—Stock-based employee compensation cost included in reported net income, net of income taxes	1,135	767	556
Deduct—Total stock-based employee compensation expense determined under fair value based method for all awards, net of income taxes	(8,555)	(7,391)	(10,052)

Net income, pro forma	$49,948	$36,254	$49,973

Earnings per common share
Basic, as reported	$1.38	$1.02	$1.45

Basic, pro forma	$1.20	$0.86	$1.22

Diluted, as reported	$1.35	$1.01	$1.41

Diluted, pro forma	$1.18	$0.86	$1.22

The Black-Scholes option-pricing model and other models were developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of subjective assumptions, including the expected stock price volatility. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, we believe the existing models do not necessarily provide a reliable measure of the fair value of our stock-based awards. The fair value of our stock-based awards was estimated on the measurement date using the Black-Scholes option-pricing model along with using the following assumptions.

	Year Ended December 31,
	2005	2004	2003
Assumptions
Risk-free interest rate—option plan grants	3.44%—4.45%	1.90%—3.91%	1.86%—2.59%
Risk-free interest rate—purchase plan grants	2.55%—3.35%	0.96%—1.61%	1.02%—1.16%
Dividend yield	0%	0%	0%
Expected life of option grants	3 years	3—5 years	3 years
Expected life of stock purchase plan grants	0.5 years	0.5 years	0.5 years
Stock price volatility—option plan grants	44.5%—54.1%	54.6%—59.6%	55.5%—59.4%
Stock price volatility—purchase plan grants	23.2%—34.7%	56.9%—71.6%	33.8%—61.0%
Weighted average fair value of grants
Stock options:
Grant price = fair market value	$8.08	$7.09	$8.98
Grant price > fair market value	$7.68	$6.63	$9.17
Employee stock purchase plan shares	$5.10	$6.62	$7.49
Restricted shares	$26.05	$18.60	$20.53

Income taxes. We use the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings per common share. Basic earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share adjusts basic earnings per share for the effects of potentially dilutive common shares. Potentially dilutive common shares primarily include the dilutive effects of shares issuable under our stock option plans, including restricted shares using the treasury stock method; shares issuable upon settlement of the forward contract embedded in our accelerated share repurchase agreement using the reverse treasury stock method; and shares issuable upon conversion of our senior notes using the if-converted method. Since the average price per share of our common stock was below the conversion price of our convertible notes, the convertible notes did not have a dilutive effect on our earnings per share for any of the periods presented. Until the market price of our common stock exceeds $31.25 per share, the conversion feature of the convertible notes will not have an impact on the number of shares utilized to calculate diluted earnings per share. When the market price of our common stock exceeds $31.25 per share, the number of shares that would be issued if the convertible notes were converted will be included as outstanding shares in the calculation of the diluted earnings per share. See note 7 for further discussion.

	Year Ended December 31,
	2005	2004	2003
Numerator—basic and diluted
Income from continuing operations	$56,368	$42,878	$64,791
Loss from discontinued operations	—	—	(5,322)

Net income	$56,368	$42,878	$59,469

Denominator
Weighted average number of common shares outstanding—basic	40,947	42,099	40,925
Effect of dilutive stock options	648	408	1,121
Effect of dilutive restricted shares	103	5	—
Effect of accelerated stock repurchase agreement	89	—	—

Weighted average number of common shares outstanding—diluted	41,787	42,512	42,046

Earnings per common share—basic
Income from continuing operations	$1.38	$1.02	$1.58
Loss from discontinued operations	—	—	(0.13)

Net income	$1.38	$1.02	$1.45

Earnings per common share—diluted
Income from continuing operations	$1.35	$1.01	$1.54
Loss from discontinued operations	—	—	(0.13)

Net income	$1.35	$1.01	$1.41

Antidilutive stock options and restricted shares	1,945	3,046	822

Concentrations of risk. We derive substantially all of our revenue from providing professional services to our clients in the United States. We believe that the geographic and industry diversity of our customer base throughout the U.S. minimizes the risk of incurring material losses due to concentrations of credit risk. We are periodically engaged to provide services in connection with client matters where payment of our fees is deferred until the conclusion of the matter. At December 31, 2005, we have an unsecured trade receivable totaling $11.2 million related to fees for services rendered in connection with a client matter where payment will not be received until the completion of the engagement. This amount is classified as non-current within other assets.

Our client service professionals have highly specialized skills. Maintenance and growth of revenues is dependent upon our ability to retain our existing professionals and attract new highly qualified professionals.

Significant new accounting pronouncements. As permitted by Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation,” we currently account for share-based payments to employees using the intrinsic value method under Accounting Principles Board, or APB, Opinion No. 25. As such, we generally do not recognize compensation cost related to employee stock options or shares issued under our employee stock purchase plan. In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123(R), “Share-Based Payment,” which is a revision of Statement No. 123 and supersedes APB Opinion No. 25.

Statement No. 123(R) allows for two adoption methods:

•	The modified prospective method which requires companies to recognize compensation cost beginning with the effective date of adoption based on (a) the requirements of Statement No. 123(R) for all share-based payments granted after the effective date of adoption and (b) the requirements of Statement No. 123 for all unvested awards granted to employees prior to the effective date of adoption; or

•	The modified retrospective method which includes the requirements of the modified prospective method described above, but also requires restatement of prior period financial statements using amounts previously disclosed under the pro forma provisions of Statement 123.

Statement No. 123(R) requires all share-based payments to employees and directors to be recognized in the financial statements based on their fair values, using prescribed option-pricing models. Upon adoption of Statement No. 123(R), pro forma disclosure will no longer be an alternative to financial statement recognition. We will adopt the provisions of Statement No. 123(R) in the first quarter of 2006. We intend to use the modified prospective method of adoption and continue to use the Black-Scholes option pricing model to value share-based payments, although we are continuing to review our alternatives for adoption under this new pronouncement. We plan to increase our use of share-based payments to compensate our employees during 2006 as compared to prior years. Therefore, the impact of adopting Statement No. 123(R) can not be predicted with certainty at this time because it will depend on levels of share-based payments granted in the future. Based solely on our unvested stock options at the implementation date, we expect the adoption to result in the recognition of additional compensation expense of about $5.4 million in 2006 which will dilute earnings per share by about $0.13. The actual impact will be greater than these amounts as they will include amounts related to additional equity awards during 2006. Due to the timing of our equity grants, the charge will not be spread evenly throughout the year. The adoption of the fair-value method prescribed by Statement No. 123(R) will have a significant impact on our results of operations as we will be required to expense the fair value of our stock option grants and stock purchases under our employee stock purchase plan beginning in 2006. The adoption of Statement No. 123(R) is not expected to have a material impact on our overall financial position. Had we adopted Statement No. 123(R) in prior periods, we believe the impact of that standard would have approximated the impact of Statement No. 123 as described above under “Stock-Based Compensation.”

Statement No. 123(R) also requires the benefit related to income tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current accounting principles. This requirement will reduce our net operating cash flows and increase our net financing cash flows in periods after adoption. These future amounts cannot be estimated, because they depend on, among other things, when employees exercise stock options. However, the amount of operating cash flows recognized in prior periods from such excess tax deductions as shown in our consolidated statements of cash flows were $3.5 million in 2005, $2.2 million in 2004 and $11.6 million in 2003.

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections.” This new standard replaces APB Opinion No. 20, “Accounting Changes” and Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements.” Among other changes, Statement No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented based on the new accounting principle, unless it is impracticable to do so. Statement No. 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for prospectively as a change in estimate that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be treated as a restatement. The adoption of the provisions of Statement No. 154 on January 1, 2006 will not have a material impact on our financial position or results of operations.

Reclassifications. Some prior year amounts have been reclassified to conform to the current year presentation.

2. Acquisitions

We record assets acquired and liabilities assumed in business combinations on our balance sheet as of the respective acquisition dates based upon their estimated fair values at the acquisition date. We include the results of operations of businesses acquired in our income statement beginning on the acquisition dates. We allocate the acquisition cost to identifiable tangible and intangible assets and liabilities based upon their estimated relative fair values. We allocate the excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed to goodwill. We determine the fair value of intangible assets acquired based upon independent appraisals. The fair value of shares of our common stock issued in connection with a business combination is based on a five-day average of the closing price of our common stock two days before and two days after the date we agree to the terms of the acquisition and publicly announce the transaction. In certain circumstances, the allocations of the excess purchase price are based on preliminary estimates and assumptions.

Accordingly, the allocations are subject to revision when we receive final information, including appraisals and other analyses. Revisions to our preliminary estimates of fair value may be significant. Since the business combinations consummated in 2005 did not materially impact our results of operations, pro forma results have not been presented.

During the third quarter of 2005, we completed two business combinations. The total acquisition cost was $7.1 million, consisting of net cash of $4.5 million, transaction costs of $0.2 million and 101,790 shares of our common stock valued at about $2.4 million. The purchase agreement for one of these business combinations contains provisions that include additional cash payments based on the achievement of annual financial targets in each of the five years ending December 31, 2010. Any contingent consideration payable in the future will be applied to goodwill.

Cambio. Effective May 31, 2005, we acquired substantially all of the assets and assumed certain liabilities of Cambio Health Solutions, based in Nashville, Tennessee. Cambio provides strategic, operational and turnaround management consulting services to academic medical centers, integrated delivery systems, stand-alone community hospitals, investor-owned hospitals and special medical facilities. The total acquisition cost was $42.8 million, consisting of net cash of $29.7 million, transaction costs of $0.9 million and 555,660 restricted shares of our common stock valued at about $12.2 million. We granted the sellers of Cambio contractual protection against a decline in the value of the common stock we issued as consideration for the acquisition. Upon the lapse of restrictions on the common stock, if the market price of our common stock is below $22.33, we have agreed to make additional cash payments to the sellers equal to the deficiency. Any contingent consideration payable in the future will be applied to goodwill.

The identifiable intangible assets that we acquired consist principally of contract backlog, customer relationships, trade name and non-competition agreements and total $8.0 million. We recorded $34.3 million of goodwill as a result of the value of the assembled workforce we acquired and the ability to earn a higher rate of return from the acquired business than would be expected if those net assets had to be acquired or developed separately. In addition, this acquisition enhances our industry expertise in healthcare management and finance. We believe the goodwill recorded as a result of this acquisition will be fully deductible for income tax purposes over the next 15 years.

Ringtail. On February 28, 2005, we acquired substantially all of the assets and assumed certain liabilities of the Ringtail group. Ringtail is a developer of litigation support and knowledge management technologies for law firms, Fortune 500 corporate legal departments, government agencies and courts. The assets we acquired include software products and technologies and intellectual property. Ringtail has developed a suite of integrated software modules to manage the information and workflow in complex legal cases. Prior to the acquisition, we were an application service provider of Ringtail software. The costs related to this arrangement were not material to our results of operations. The total acquisition cost was $34.6 million, consisting of net cash of $19.2 million, transaction costs of $0.4 million and 784,109 shares of our common stock valued at $15.0 million. We financed the cash portion of the purchase price with cash on hand and borrowings under our revolving line of credit. We may be required to pay the sellers additional annual consideration based upon post-acquisition revenues for the each of the years from 2005 through 2007. This earnout consideration may be up to $2.5 million per year and may be paid in cash, shares of our common stock or a combination of both. The revenue targets related to the earnout for 2005 were achieved and as of December 31, 2005 we accrued $2.5 million as additional goodwill. We granted the sellers contractual protection against a decline in the value of any purchase price or earnout payment made in shares of our common stock. If on the first anniversary date of any issuance of purchase price or earnout shares, the market price of our common stock has not increased by at least 10%, we have agreed to make an additional cash payment to the sellers equal to the deficiency. Based on the market price of our common stock on December 31, 2005, we would not be obligated to make any price protection related payments. On February 28, 2006, the first anniversary date of the issuance of the purchase price shares, we were not required to make a price protection payment. Any contingent consideration payable in the future will be applied to goodwill.

We acquired identifiable intangible assets consisting principally of software, contract backlog and customer relationships. The estimated valuation of these intangible assets totals $7.1 million. We recorded $27.8 million of goodwill as a result of the value of the assembled workforce we acquired and the ability to earn a higher rate of return from the acquired business than would be expected if those net assets had to be acquired or developed separately. We believe the goodwill recorded as a result of this acquisition will be fully deductible for income tax purposes over the next 15 years.

Lexecon. In November 2003, we acquired substantially all of the assets and most of the liabilities of Lexecon Inc. from its parent company, Nextera Enterprises, Inc. Lexecon, located in Chicago, Illinois and Cambridge, Massachusetts, is an economic consulting firm that provides services throughout the United States. Its clients include major law firms and the corporations that they represent, government and regulatory agencies, public and private utilities, and multinational corporations. Lexecon’s services involve the application of economic, financial and public policy principles to market place issues in a large variety of industries. Its services address three broad areas: litigation support, public policy studies and business consulting. Lexecon provides expert witness testimony, economic analyses and other litigation-related services in adversarial proceedings in courts and before regulatory bodies, arbitrators and international trade organizations.

We paid Nextera cash of $129.2 million to acquire Lexecon and we incurred acquisition-related costs of $1.6 million. We financed the acquisition with a combination of existing cash resources and borrowings of $104.1 million under our amended and restated bank credit facility.

Dispute Advisory Services practice of KPMG. In October 2003, we acquired certain assets and liabilities of the dispute advisory services business of KPMG LLP, a U.S. accounting and tax firm, in exchange for $89.1 million in cash. We also incurred acquisition-related expenses of about $0.8 million. The dispute advisory services, or DAS, business assists clients in the analysis and resolution of all phases of complex disputes in a variety of forums, including litigation, arbitration, mediation and other forms of dispute resolution. The identifiable assets we acquired were client backlog and a nominal amount of computer equipment. We did not acquire the accounts receivable or any other working capital related to KPMG’s DAS business.

Purchase price allocation. The following table summarizes the estimated fair value of the net assets acquired and liabilities assumed pertaining to the significant acquisitions we completed in 2003. During 2004, we completed our valuation of the identifiable intangible assets that we acquired in 2003, consisting principally of contract backlog, client relationships and tradenames. As a result, we increased the amount of purchase price allocated to amortizable intangible assets by $7.7 million. The amortization of this additional amount resulted in a charge to amortization expense of $1.6 million during the fourth quarter of 2004. As of December 31, 2005, our remaining amortizable intangible assets are being amortized over a weighted-average useful life of about 4 years. We recorded significant goodwill from these acquisitions as a result of the value of the assembled workforce we acquired and the ability to earn a higher rate of return from the acquired business than would be expected if those net assets had to be acquired or developed separately. We believe the goodwill recorded as a result of these acquisitions will be fully deductible for income tax purposes over the next 15 years.

A summary of how we allocated the purchase price of the significant businesses we acquired is as follows:

	Lexecon	DAS
Direct cost of business combinations
Cash paid, including transaction costs	$130,833	$89,910
Common stock issued	—	—

	$130,833	$89,910

Net assets acquired
Accounts receivable, billed and unbilled, net	$20,661	$—
Other current assets	384	—
Furniture, equipment and software	2,032	221
Contracts, backlog (estimated 1 year weighted-average useful life)	1,400	2,700
Customer relationships (estimated 6.5 year weighted average useful life)	5,800	2,500
Tradename (indefinite useful life)	2,700	—
Non-compete agreements (estimated 4 year weighted-average useful life)	375	381
Goodwill	112,513	84,264
Other assets	67	—
Accounts payable and accrued expenses	(14,465)
Billings in excess of services provided	(22)	(156)
Other liabilities	(612)	—

	$130,833	$89,910

Pro forma results. Our consolidated financial statements include the operating results of each acquired business from the dates of acquisition. The unaudited pro forma financial information below for the year ended December 31, 2003 assumes that our material business acquisitions had occurred at the beginning of 2003.

DAS was not a separate reporting unit of KPMG and as a result, separate complete historical financial statements are not available. The information included in the pro forma presentation consists of revenues from the book-of-business of the partners and directors who joined us and direct expenses, including compensation and benefits of the professionals and administrative personnel joining FTI, reimbursable and subcontractor costs and some practice related costs. Practice related costs consist principally of non-reimbursable costs, bad debt expense, administrative support and depreciation. The direct expenses of DAS do not include an allocation of KPMG’s firm wide expenses such as rent, insurance, national marketing, data processing, accounting, the cost of national support offices and other similar corporate expenses. Accordingly, the unaudited pro forma financial information for the year ended December 31, 2003 below is not indicative of the results of our future operations.

Pro forma financial information for 2003 acquisitions
Revenues	$514,374
Income from continuing operations before income taxes	145,413
Income per common share from continuing operations—basic	$2.12

Net income per common share—basic	$1.99

Income per common share from continuing operations—diluted	$2.02

Net income per common share—diluted	$1.90

3. Discontinued Operations

In 2002, we committed to a plan to sell our applied sciences practice, consisting of the LWG asset disposal group and the SEA asset disposal group. In January 2003, we sold the LWG asset disposal group for total consideration of $4.15 million, consisting of cash of $2.15 million and a note in the amount of $2.0 million.

During 2003, we recognized an after-tax loss of $0.2 million. The promissory note bears annual interest payable monthly in arrears at 3.0% during 2006 and 6.0% thereafter. The note matures December 31, 2010. Principal amounts are payable in forty-eight equal monthly installments beginning on January 31, 2007. This unsecured note is subordinated in payment to the issuer’s senior bank debt. We have classified the note within other assets in our consolidated balance sheet.

In August 2003, we completed the sale of the SEA asset disposal group to SEA’s senior management for total consideration of $16.0 million. The total consideration included $10.0 million in cash and a promissory note from the buyer in the amount of $6.0 million. We recognized an after-tax loss of $6.8 million in 2003 related to the sale of SEA. Under its original terms, the promissory note matured in August 2010. In December 2004, we agreed to discount the note by $475,000 in exchange for prepayment of the principal amount of the note. We classified this discount within other income (expense) in our consolidated statement of income. In January 2005, we received a $5.5 million cash payment in full satisfaction of the note.

Because we eliminated the operations and cash flows of the business components comprising the applied sciences practice from our ongoing operations as a result of the disposal transactions, and because we do not have any significant continuing involvement in the operations after the disposal transactions, we presented the results of the applied sciences practice’s operations as a discontinued operation for all periods prior to the sale. Summarized operating results of the applied sciences practice are as follows for the year ended December 31, 2003:

Revenues	$24,011
Income before income taxes	2,805
Net income	1,649

4. Balance Sheet Details

	December 31,
	2005	2004
Notes receivable
Notes receivable from employees, current portion	$2,713	$3,506
Note receivable from purchasers of former subsidiary	—	5,525

	$2,713	$9,031

Property and equipment
Furniture, equipment and software	$49,087	$38,426
Leasehold improvements	11,239	8,962
Construction in progress	1,999	1,425

	62,325	48,813
Accumulated depreciation and amortization	(33,023)	(25,471)

	$29,302	$23,342

Other assets
Debt financing fees	$13,568	$4,121
Account receivable, non-current	11,210	—
Notes receivable from employees, net of current portion	4,516	5,547
Note receivable from purchasers of former subsidiary	2,000	2,000
Other non-current assets	2,667	1,387

	$33,961	$13,055

Accounts payable, accrued expenses and other
Accounts payable	$5,196	$7,203
Accrued expenses	7,958	6,334
Accrued interest	3,231	8
Employee stock purchase plan and other payroll related withholdings	2,788	1,776
Income taxes payable	2,513	3,440
Current portion of capital lease obligations	76	237

	$21,762	$18,998

Other liabilities
Deferred rent and accrued sublease losses	$16,508	$12,461
Interest rate swap liabilities	1,569	—
Capital lease obligations, net of current portion	22	108
Other non-current liabilities	170	176

	$18,269	$12,745

Notes receivable due from employees include signing bonuses granted in the form of forgivable loans to attract and retain highly-skilled professionals. The notes are unsecured, except for one that is secured by shares of our common stock. These notes are being amortized to expense over their forgiveness periods of one to five years. Professionals who terminate their employment with us prior to the end of the forgiveness period are required to repay the outstanding, unforgiven loan balance and any accrued but unforgiven interest.

At December 31, 2005, we have an unsecured trade receivable of $11.2 million related to fees for services rendered in connection with a client matter where payment will not be received until the completion of the engagement. This receivable has been classified as non-current due to the long-term nature of the engagement.

5. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill by reportable segment are as follows.

	Forensic/ Litigation/ Technology	Corporate Finance/ Restructuring	Economics	Consolidated
Balance, December 31, 2003	$119,733	$265,681	$129,130	$514,544
Goodwill acquired during the year	731	—	214	945
Adjustments to allocation of purchase price	(1,399)	(794)	(5,640)	(7,833)

Balance, December 31, 2004	119,065	264,887	123,704	507,656
Goodwill acquired during the year	33,359	34,293	1,645	69,297
Adjustments to allocation of purchase price	—	(341)	—	(341)

Balance, December 31, 2005	$152,424	$298,839	$125,349	$576,612

Other intangible assets with finite lives are amortized over their estimated useful lives. For intangible assets with finite lives, we recorded amortization expense of $6.5 million in 2005, $6.8 million in 2004 and $3.7 million in 2003. Based solely on the amortizable intangible assets recorded as of December 31, 2005, we estimate amortization expense to be $7.4 million in 2006, $2.8 million in 2007, $2.7 million in 2008, $2.4 million in 2009, $0.7 million in 2010 and $1.1 million thereafter. Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible asset acquisitions, changes in useful lives or other relevant factors.

		December 31, 2005		December 31, 2004
	Useful Life in Years	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets
Contracts, backlog	0.5 to 3	$8,105	$3,536	$491	$4,247
Customer relationships	3.5 to 15	10,340	2,827	8,300	—
Non-compete agreements	3 to 5	2,421	1,116	2,196	306
Software	5	4,400	733	—	—
Intellectual property	3	—	—	360	160

		25,266	8,212	11,347	4,713
Unamortized intangible assets
Tradenames	Indefinite	4,400	—	2,700	—

		$29,666	$8,212	$14,047	$4,713

For acquisitions completed during 2005, the aggregate amount of purchase price assigned to intangible assets other than goodwill consisted of the following.

	Weighted- Average Amortization Period in Years	Fair Value
Amortized intangible assets
Contracts, backlog	1.5	$8,105
Customer relationships	11	2,040
Software	5	4,400
Non-compete agreements	5	765

		15,310
Unamortized intangible assets
Tradename	Indefinite	1,700

		$17,010

6. Fair Value of Financial Instruments

We have determined the estimated fair values of financial instruments using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop fair value estimates. As a result, the estimates presented below are not necessarily indicative of the amounts that we could realize or be required to pay in a current market exchange. The use of different market assumptions, as well as estimation methodologies, may have a material effect on the estimated fair value amounts.

	December 31,
	2005		2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Long-term notes and account receivable	$17,726	$16,615	$7,547	$7,547
Long-term debt and capital lease obligations, including current portion	348,529	372,975	105,345	105,345
Interest rate swap liabilities	1,569	1,569	—	—
Accelerated stock repurchase agreement	—	6,750	—	—

Cash and cash equivalents, accounts and notes receivable, accounts payable and accrued expenses. We believe the carrying amounts of current assets and current liabilities are reasonable estimates of their fair values.

Long-term notes and account receivable. We determined the fair value of long-term notes and account receivable based on the expected future cash flows discounted at risk-adjusted rates.

Long-term debt. As of December 31, 2005, we determined the fair value of the long-term debt based on estimates from investment bankers for our senior notes and our convertible notes. The fair value of long-term debt approximates its carrying value at December 31, 2004, based on an assessment of currently available terms for similar arrangements and interest rates were reset every 30 to 90 days.

Interest rate swap liabilities. The carrying amount of our interest rate swap liabilities is fair value. The fair value of our interest rate swaps is based on estimates obtained from bankers to settle the agreements.

Accelerated stock repurchase agreement. We estimated the fair value of the accelerated stock repurchase agreement based on our actual obligation on December 31, 2005 plus an estimate of the amount that would be due if the shares remaining to be purchased in the open market were purchased at $27.44, the closing price of our common stock on December 31, 2005. See note 9 for further discussion.

Letters of credit. We use letters of credit primarily to back some lease guarantees. Outstanding letters of credit totaled $8.6 million at December 31, 2005 and $10.0 million at December 31, 2004. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the market place.

7. Long-Term Debt and Capital Lease Obligations

	December 31,
	2005	2004
7 5/8% senior notes due 2013, including a fair value hedge adjustment of $1,569	$198,431	$—
3 3/4% convertible senior subordinated notes due 2012	150,000	—
Senior secured credit facility, interest payable monthly or quarterly (3.7% to 4.0%—2004)	—	105,000

Total long-term debt	348,431	105,000
Less current portion	—	21,250

Long-term debt, net of current portion	$348,431	$83,750
Total capital lease obligations	$98	$345
Less current portion	76	237

Capital lease obligations, net of current portion	$22	$108

7 5/8% senior notes due 2013. On August 2, 2005, we completed the issuance and sale in a private placement of $200.0 million in principal amount of 7 5/8% senior notes due June 15, 2013, generating net cash proceeds of $193.6 million after deducting fees and expenses and the initial purchasers’ discounts. All of these notes were exchanged for senior notes with identical terms registered with the Securities and Exchange Commission, or SEC, in February 2006. Cash interest is payable semiannually beginning December 15, 2005 at a rate of 7.625% per year. We may choose to redeem some or all of these notes starting June 15, 2009 at an initial redemption price of 103.813% of the aggregate principal amount of these notes plus accrued and unpaid interest. On or before June 15, 2008, we may choose to redeem up to 35% of the original principal amount of the notes using the proceeds of one or more sales of qualified equity securities at 107.625% of their principal amount, plus accrued and unpaid interest to the date of redemption. These notes are senior unsecured indebtedness of ours and rank equal in right of payment with all of our other unsubordinated, unsecured indebtedness. We have agreed to specific registration rights with respect to these notes. If we do not maintain the registration of the notes effective through maturity, subject to limitations, then the annual interest rate on these notes will increase by 0.25% every 90 days, up to a maximum of 1.0%, until the default ceases to exist.

In August 2005, we entered into two interest rate swap agreements to hedge the risk of changes in fair value attributable to changes in market interest rates associated with $60.0 million of our senior notes. As a result of this hedge and in accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” we have recognized a $1.6 million decrease to the carrying value of the senior notes as of December 31, 2005. However, this fair value hedge adjustment does not change the amounts due at maturity of the senior notes.

3 3/4% convertible senior subordinated notes due 2012. On August 2, 2005, we completed the issuance and sale in a private placement of $150.0 million in principal amount of 3 3/4% convertible senior subordinated notes due July 15, 2012, generating net cash proceeds of $144.4 million after deducting fees, expenses and the initial purchasers’ discounts. These notes, and the shares of common stock underlying these notes, were subsequently registered with the Securities and Exchange Commission under an effective registration statement in January 2006. Cash interest is payable semiannually beginning January 15, 2006 at a rate of 3.75% per year. The convertible notes are non-callable. Upon conversion, the principal portion of the convertible notes will be paid in cash and any excess over the conversion rate will be paid in shares of our common stock or cash at an initial conversion rate of 31.998 shares of our common stock per $1,000 principal amount of convertible notes, representing an initial conversion price of $31.25 per share, subject to adjustment upon specified events. Upon normal conversions, for every $1.00 the market price of our common stock exceeds $31.25 per share, we will be required at our option either to pay an additional $4.8 million or to issue shares of our common stock with a then market price equivalent to $4.8 million to settle the conversion feature. The convertible notes may be converted at the option of the holder unless earlier repurchased: (1) on or after June 15, 2012; (2) if a specified fundamental change event occurs; (3) if the closing sale price of our common stock for a specified time period exceeds 120% of the conversion price for a specified time period or (4) if the trading price for a convertible note is less than 95% of the closing sale price of our common stock into which it can be converted for a specified time period. At December 31, 2005, the convertible notes were not convertible and the holders of the notes had no right to require us to repurchase the notes and therefore they are classified as long-term debt. If a specified fundamental change event occurs, the conversion price of our convertible notes may increase, depending on our common stock price at that time. However, the number of shares issuable upon conversion of a note may not exceed 41.5973 per $1,000 principal amount of convertible notes. As of December 31, 2005, the conversion price has not required adjustment. These notes are senior subordinated unsecured indebtedness of ours and will be subordinated to all of our existing and future senior indebtedness. In January 2006, we registered the convertible notes in the principal amount of $150.0 million and 4,799,700 shares of common stock that may be initially issuable upon conversion of the notes, from time to time, under the Securities Act of 1933, as amended.

The conversion feature embedded in the convertible notes is classified as an equity instrument under the provisions of Emerging Issues Task Force, or EITF, Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” Accordingly, the conversion feature is not required to be bifurcated and accounted for separate from the notes. We do not have a stated intent or past practice of settling such instruments in cash, therefore share settlement is assumed for accounting purposes until actual settlement takes place. Until conversion, no amounts are recognized in our financial statements for the ultimate settlement of the conversion feature. Upon conversion, if we elect to settle the conversion feature with shares of our common stock, settlement of the conversion feature will be accounted for as an equity transaction involving the issuance of shares at fair value for settlement of the conversion feature. No gain or loss would be recognized in our financial statements as a result of settling the conversion feature in shares of common stock. If we elect to settle the conversion feature in cash, the full amount of the cash payment will be treated as a loss on the extinguishment of debt in our income statement when settled.

Senior secured credit facility and early extinguishment of term loans. On April 19, 2005, we amended our senior secured credit facility to provide for $50.0 million in additional secured term loan financing. The entire $50.0 million term loan was drawn on April 19, 2005. This increased our total term loan borrowings to $175.0 million. On August 2, 2005, in connection with the offerings of senior notes and convertible notes described above, we amended our senior secured credit facility to facilitate the offerings, adjust our financial covenants and effect certain other changes. At the same time, we used $142.5 million of the net proceeds from our senior notes and convertible notes offerings to repay all outstanding term loan borrowings under our senior secured credit facility prior to maturity. As a result of this early extinguishment of debt, we wrote off $1.7 million of unamortized debt financing fees which is classified within other expense. During 2005, we incurred $1.0 million of financing costs in connection with amending our senior secured credit facility.

During 2003, we utilized $12.15 million of cash proceeds from the sale of our applied sciences practice and $49.8 million from the public offering of our common stock to repay outstanding term loans under our senior secured credit facility prior to maturity. As a result of these repayments, we wrote-off $768,000 of unamortized debt financing fees which is classified within other expense.

As of December 31, 2005, our senior secured credit facility provides for a $100.0 million revolving line of credit. The maturity date of the $100.0 million revolving line of credit is November 28, 2008. We may choose to repay outstanding borrowings under the senior secured credit facility at any time before maturity without penalty. Debt under the senior secured credit facility bears interest at an annual rate equal to the Eurodollar rate plus an applicable margin or an alternative base rate defined as the higher of (1) the lender’s announced U.S. prime rate or (2) the federal funds rate plus the sum of 50 basis points and an applicable margin. We are also required to pay a commitment fee of between 0.25% and 0.375% on the unused portion of the revolving line of credit which is subject to change based on our consolidated leverage ratio. As of December 31, 2005, our commitment fee rate was 0.375%. Under the senior secured credit facility, the lenders have a security interest in substantially all of our assets. As of December 31, 2005, we had no borrowings outstanding under our revolving line of credit. The availability of borrowings under our revolving line of credit is subject to specified borrowing conditions. We use letters of credit primarily as security deposits for our office facilities. Letters of credit reduce the availability under our revolving line of credit. As of December 31, 2005, we had $8.6 million of outstanding letters of credit, which reduced the available borrowings under our revolving line of credit to $91.4 million.

Our senior secured credit facility and the indenture governing our senior notes contain covenants which limit our ability to incur additional indebtedness; create liens; pay dividends on, make distributions or repurchases of our capital stock or make specified other restricted payments; consolidate, merge or sell all or substantially all of our assets; guarantee obligations of other entities; enter into hedging agreements; enter into transactions with affiliates or related persons or engage in any business other than the consulting business. The senior secured credit facility requires compliance with financial ratios, including total indebtedness to earnings before interest, taxes, depreciation and amortization, or EBITDA; EBITDA to specified charges and the maintenance of a minimum net worth, each as defined under the senior secured credit facility. At December 31, 2005, we were in compliance with all covenants as stipulated in the senior secured credit facility and the indenture governing our senior notes.

Guarantees. Currently, we do not have any significant debt guarantees related to entities outside of the consolidated group. As of December 31, 2005, substantially all of our domestic subsidiaries are guarantors of borrowings under our senior secured credit facility, our senior notes and our convertible notes in the amount of $350.0 million.

Future maturities of long-term debt and capital lease obligations. For years subsequent to December 31, 2005, scheduled annual maturities of long-term debt and capital lease obligations outstanding as of December 31, 2005 are as follows.

	Long- Term Debt	Capital Lease Obligations	Total
2006	$—	$83	$83
2007	—	16	16
2008	—	3	3
2009 to 2010	—	—	—
Thereafter	350,000	—	350,000

	350,000	102	350,102
Less fair value hedge adjustment	1,569	—	1,569
Less imputed interest	—	4	4

	$348,431	$98	$348,529

8. Derivative Instruments and Hedging Activities

We use derivative instruments, consisting primarily of interest rate swap agreements, to manage our exposure to changes in the fair values or future cash flows of some of our long-term debt which are caused by interest rate fluctuations. We do not use derivative instruments for trading or other speculative purposes. The use of derivative instruments exposes us to market risk and credit risk. Market risk is the adverse effect that a change in interest rates has on the value of a financial instrument. While derivative instruments are subject to fluctuations in values, these fluctuations are generally offset by fluctuations in fair values or cash flows of the underlying hedged items. Credit risk is the risk that the counterparty exposes us to loss in the event of non-performance. We enter into derivative financial instruments with high credit quality counterparties and diversify our positions among such counterparties in order to reduce our exposure to credit losses.

From time to time, we hedge the cash flows and fair values of some of our long-term debt using interest rate swaps. We enter into these derivative contracts to manage our exposure to interest rate changes by achieving a desired proportion of fixed rate versus variable rate debt. In an interest rate swap, we agree to exchange the difference between a variable interest rate and either a fixed or another variable interest rate multiplied by a notional principal amount. We record all interest rate swaps at their fair market values within other assets or other liabilities on our balance sheet. As of December 31, 2005, the fair value of our interest rate swap agreement was a liability of $1.6 million. We had no derivative instruments in effect as of December 31, 2004.

In August 2005, we entered into two interest rate swap agreements to hedge the risk of changes in the fair value of a portion of our 7 5/8% fixed rate senior notes. The interest swap agreements mature on June 15, 2013. Under the terms of the interest rate swap agreements, we receive interest on the $60.0 million notional amount at a fixed rate of 7.625% and pay a variable rate of interest, between 7.31% and 7.35% at December 31, 2005, based on the London Interbank Offered Rate, or LIBOR, as the benchmark interest rate. The maturity, payment dates and other critical terms of these swaps exactly match those of the hedged senior notes. In accordance with Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities,” the swaps are accounted for as effective hedges. Accordingly, the changes in the fair values of both the swaps and the debt are recorded as equal and offsetting gains and losses in interest expense. No hedge ineffectiveness has been recognized as the critical provisions of the interest rate swap agreements match the applicable provisions of the debt. For the year ended December 31, 2005, the impact of effectively converting the interest rate of $60.0 million of our senior notes from fixed rate to variable rate reduced interest expense by $161,000.

At December 31, 2003, the notional amount of our outstanding interest rate swap agreement was $8.7 million. The interest rate swap resulted in exchanging floating LIBOR rates for a fixed rate of 6.65%, and expired in January 2004. During 2003, we did not recognize a net gain (loss) related to the interest rate swap transactions as there was no ineffective portion of the cash flow hedge nor was there any portion of the hedged instrument excluded from the assessment of hedge effectiveness.

9. Commitments and Contingencies

Operating lease commitments. We lease office space and equipment under non-cancelable operating lease agreements that expire in various years through 2021. The leases normally provide for the payment of minimum annual rentals and may include scheduled rent increases. We recognize scheduled rent increases on a straight-line basis over the initial lease term. Some leases include provisions for renewal options of up to 5 years. Some of our leases for office space contain provisions whereby the future rental payments may be adjusted for increases in operating expenses above specified amounts.

We entered into a new lease agreement for office space in New York City. The lease commenced in July 2004 and expires in November 2021. In accordance with the lease terms, we received a cash inducement of $8.1 million in 2004 and an additional $3.3 million in 2005. We have classified the inducements as deferred rent within other liabilities in our balance sheet. We are amortizing the cash inducements over the life of the lease as a reduction to the cash rent expense.

Rental expense, net of rental income, included in continuing operations was $16.6 million during 2005, $12.6 million during 2004 and $9.5 million during 2003. For years subsequent to December 31, 2005, future minimum payments for all operating lease obligations that have initial non-cancelable lease terms exceeding one year, net of rental income of $3.2 million in 2006, $3.2 million in 2007, $1.7 million in 2008, $1.5 million in 2009, $1.3 million in 2010 and $0.4 million thereafter are as follows.

2006	$12,334
2007	11,883
2008	12,558
2009	12,782
2010	12,466
Thereafter	84,059

$146,082

Loss on subleased facilities. During the fourth quarter of 2004, we consolidated our New York City and Saddle Brook, New Jersey offices and relocated our employees into our new office facility. As a result of this decision, we vacated leased office facilities prior to the lease termination dates. We recorded a loss of $4.7 million within our corporate segment related to the abandoned facilities during the fourth quarter of 2004. This charge includes $0.7 million of asset impairments and $4.0 million representing the present value of the future lease payments related to the facilities we vacated net of estimated sublease income of $4.2 million. We calculated the present value of our future lease payments using a discount rate of about 8%. As of December 31, 2004, the balance of the liability for loss on abandoned facilities was $3.7 million. In August 2005, we entered into a 30-month sublease related to some space in our new office facility in New York City resulting in a loss of $0.9 million. Sublease losses are classified as a component of selling, general and administrative expense and primarily represent the present value of the future lease payments related to the space we subleased net of estimated sublease income. During 2005, we made payments, net of sublease income, of about $2.2 million against the total lease loss liability. As of December 31, 2005, the balance of the liability for losses on abandoned and subleased facilities was $2.4 million.

Contingencies. We are subject to legal actions arising in the ordinary course of business. In management’s opinion, we believe we have adequate legal defenses and/or insurance coverage with respect to the eventuality of such actions. We do not believe any settlement or judgment would materially affect our financial position or results of operations.

Litigation settlement (losses) gains, net. During 2005 and the fourth quarter of 2004, we reached settlement on various lawsuits. As a result, we recorded net losses of $1.6 million in 2005 and net gains of $1.7 million, net of legal costs in 2004.

10. Income Taxes

Significant components of deferred tax assets and liabilities are as follows.

	December 31,
	2005	2004
Deferred tax assets
Allowance for doubtful accounts	$1,389	$2,109
Accrued vacation and bonus	3,766	1,767
Deferred rent	4,940	2,925
Loss on abandoned facilities	1,249	1,910
Restricted stock	904	501
Forgivable loans	764	—
Depreciation	499	—

	13,511	9,212

Deferred tax liabilities
Goodwill amortization	39,598	25,250
Prepaid expenses	845	1,001
Installment sale of subsidiaries	—	643
Capitalized software and depreciation	—	298
Other	232	129

	40,675	27,321

Net deferred tax liability	$27,164	$18,109

The components of the income tax provision from continuing operations are as follows.

	Year Ended December 31,
	2005	2004	2003
Current
Federal	$24,915	$16,007	$34,024
State	6,708	5,755	5,736

	31,623	21,762	39,760

Deferred
Federal	7,289	8,260	4,345
State	1,907	1,155	733

	9,196	9,415	5,078

Income tax provision	$40,819	$31,177	$44,838

Our income tax provision from continuing operations resulted in effective tax rates that varied from the statutory federal income tax rate as follows.

	Year Ended December 31,
	2005	2004	2003
Federal income tax provision at statutory rate	$34,016	$25,919	$38,369
State income taxes, net of federal benefit	5,626	4,273	6,379
Expenses not deductible for tax purposes	1,177	985	90

	$40,819	$31,177	$44,838

11. Stockholders’ Equity

Common stock. Holders of our common stock are entitled to one vote per share on all matters submitted for action by the stockholders and share equally, share for share, if dividends are declared on the common stock. In the event of any liquidation, dissolution or winding up of our company or upon the distribution of our assets, all assets and funds remaining after payment in full of our debts and liabilities, and after the payment of all liquidation preferences, if any, applicable to any outstanding preferred stock, would be divided and distributed among the holders of our common stock ratably. There are no redemption or sinking fund requirements applicable to shares of our common stock.

Equity offering. In February 2003, we completed a public offering and sale of 4.0 million shares of our common stock. We received $99.2 million in cash, net of $1.4 million of offering costs.

Common stock repurchase program. In October 2003, our board of directors authorized the purchase, from time to time, of up to $50.0 million of our common stock. During 2005, the authorized amount was increased to a total of $187.5 million. Our share repurchase program is effective through December 31, 2006. The shares of common stock may be purchased through open market or privately negotiated transactions and will be funded with a combination of cash on hand, existing bank credit facilities or new credit facilities.

On July 28, 2005, we entered into an accelerated share repurchase agreement with an investment bank in connection with our convertible notes offering. Under that agreement, we purchased and retired 2.3 million shares of our common stock from the investment bank for an aggregate purchase price of $55.1 million, representing an initial purchase price of $24.04 per share plus transaction costs. The share purchase was funded using the proceeds received from the private placement of our convertible notes described in note 7. We recorded the stock purchase as a reduction to stockholders’ equity.

As part of the accelerated share repurchase transaction, we simultaneously entered into a forward contract with the investment bank that matured on February 10, 2006. The objective of the forward contract was to minimize the impact on our share price volatility of the large repurchase of shares of our common stock on July 28, 2005. The investment bank borrowed the shares of common stock that were sold to us and replaced the borrowed shares with shares repurchased on the open market in smaller ratable purchases over the term of the forward contract thereby minimizing the market impact of the large block share repurchase. Under the terms of the forward contract, the investment bank purchased, in the open market, 2.3 million shares of our common stock during the term of the contract in order to fulfill its obligation related to the shares it borrowed from third parties and sold to us. At the end of the repurchase period, we have an obligation to pay the investment bank a price adjustment if the investment bank’s daily volume weighted average purchase price of our common stock is between $24.04 and $27.19 per share. If the investment bank’s weighted average purchase price is between $24.04 and $23.98 per shares, then the investment bank will pay us the price adjustment. In either case, the price adjustment can be settled in cash or shares of our common stock, at our option.

As of December 31, 2005, the investment bank had acquired 1.8 million shares of our common stock at an average price of $26.86 per share and the price adjustment obligation amounted to $5.0 million. On February 10, 2006, the investment bank had completed its acquisition of 2.3 million shares of our common stock at an average price of $27.03 per share. Upon the conclusion of the agreement, we were required to make a settlement payment of $6.8 million, which we elected to pay in cash.

We accounted for the forward contract under the provisions of EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” as an equity instrument. As the fair value of the forward contract at inception was zero, no accounting for the forward contract was required until settlement, since the forward contract continued to meet the requirements for classification as an equity instrument. The amount paid to settle the contract will be recorded as an adjustment to stockholders’ equity in 2006. In calculating diluted earnings per share, we assumed the accelerated stock repurchase would be settled through the issuance of additional shares of common stock. Accordingly, the estimated shares issuable based on the fair value of the forward contract at December 31, 2005 were included in the weighted average shares outstanding for the computation of diluted earnings per share for the year ended December 31, 2005.

In August 2005, we used an additional $70.3 million of the net proceeds received from the private placement of our convertible notes to purchase 2.9 million shares of our common stock. During 2005, we purchased and retired 6.1 million shares of our common stock for a total cost of about $148.1 million. Since inception of the program, we purchased and retired a total of 7.0 million shares of our common stock for a total of $162.9 million, leaving $24.6 million available for purchase under the program. The $6.8 million we paid to settle the accelerated share repurchase contract in February 2006 reduced the amount available under our authorized share repurchase program. Subsequently, our board of directors increased the amount of cash we are authorized to spend on the share repurchase program from $17.8 million available at that time to $50.0 million.

12. Equity Compensation and Employee Benefit Plans

Equity compensation plans. Our 1997 Stock Option Plan provides for the issuance of up to 11,587,500 shares of common stock to employees and non-employee directors. Under the terms of the 1997 plan, we may grant option rights or shares of restricted and unrestricted common stock to employees. As of December 31, 2005, 32,205 shares of common stock are available for grant under our 1997 Stock Option Plan.

The FTI Consulting, Inc. 2004 Long-Term Incentive Plan provides for grants of option rights, appreciation rights, restricted or unrestricted shares, performance awards or other stock-based awards to our officers, employees, non-employee directors and individual service providers. We are authorized to issue up to 3,000,000 shares of common stock under the 2004 plan. As of December 31, 2005, 1,508,632 shares of common stock are available for grant under our 2004 Long-Term Incentive Plan.

Vesting provisions for individual awards under our stock option plans are at the discretion of our board of directors. Generally, outstanding options have been granted at prices equal to or exceeding the market value of the stock on the grant date, vest over three to five years, and expire ten years subsequent to award.

During 2005, we granted 172,500 shares of restricted common stock to employees at a weighted-average fair value of $26.05. During 2004, we granted 262,372 shares of restricted common stock to employees at a weighted-average fair value of $18.60. During 2003, we granted 284,640 shares of restricted common stock at a weighted-average fair value of $20.53. Restricted shares are generally contingent on continued employment and vest over periods of three to ten years.

The following table summarizes the option activity under the plans for the years ended December 31, 2005, 2004 and 2003.

	2005	Weighted Average Exercise Price	2004	Weighted Average Exercise Price	2003	Weighted Average Exercise Price
Options outstanding, January 1	4,408	$19.17	4,330	$18.54	5,807	$14.72
Options granted during the period:
Grant price = fair market value	849	$21.56	965	$17.46	383	$22.53
Grant price > fair market value	90	$25.00	90	$18.78	90	$26.45
Options exercised	(710)	$13.59	(467)	$6.37	(1,798)	$7.17
Options forfeited	(33)	$22.74	(510)	$22.27	(152)	$21.39

Options outstanding, December 31	4,604	$20.56	4,408	$19.17	4,330	$18.54

Options exercisable, December 31	2,967	$20.50	2,597	$18.35	1,873	$16.74

The following is a summary of the status of stock options outstanding and exercisable stock options at December 31, 2005.

	Options Outstanding			Options Exercisable
Exercise Price Range	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Shares	Weighted Average Exercise Price
$ 1.90 — $16.74	799	$11.35	6.1 years	592	$9.84
$16.80 — $21.00	1,021	$18.60	8.7 years	334	$18.81
$21.07 — $22.34	1,006	$21.55	7.3 years	730	$21.44
$22.36 — $25.67	1,091	$23.79	7.4 years	856	$24.11
$26.24 — $33.25	687	$27.61	7.6 years	455	$27.29

	4,604	$20.56		2,967	$20.50

Employee stock purchase plan. The FTI Consulting, Inc. Employee Stock Purchase Plan allows eligible employees to subscribe to purchase shares of common stock through payroll deductions of up to 15% of eligible compensation, subject to limitations. The purchase price is the lower of 85% of the fair market value of our common stock on the first trading day or the last trading day of each semi-annual offering period. The aggregate number of shares purchased by an employee may not exceed $25,000 of fair market value annually, subject to limitations imposed by Section 423 of the Internal Revenue Code. A total of 2,300,000 shares are authorized for purchase under the plan. As of December 31, 2005, 522,738 shares of our common stock are available for purchase under the plan. Employees purchased shares under this plan during the following years at the weighted average prices per share as indicated: 2005—307,388 shares at $16.41; 2004—202,396 shares at $14.03; and 2003—195,700 shares at $20.66.

Employee benefit plans. We maintain a qualified defined contribution 401(k) plan, which covers substantially all of our employees. Under the plan, participants are entitled to make pre-tax contributions up to the annual maximums established by the Internal Revenue Service. We match a certain percentage of participant contributions pursuant to the terms of the plan, which are limited to a percent of the participant’s eligible compensation. The percentage match is at the discretion of our board of directors. We made contributions related to the plan of $3.7 million during 2005, $3.0 million during 2004 and $2.4 million during 2003.

13. Segment Reporting (Dated as of September 15, 2006)

We are a multi-disciplined consulting firm with leading practices in the areas of forensic accounting/litigation/technology, corporate finance/restructuring and economic consulting services. During the fourth quarter of 2003, we completed three acquisition transactions. As part of the integration of the acquired businesses, we reorganized our operations into three operating segments. During the first quarter of 2004, we completed the reorganization and appointed a manager for each operating segment.

Our reportable operating segments are business units that offer distinct services. Through our forensic/litigation/technology practice, we provide an extensive range of services to assist clients in all phases of litigation, including pre-filing, discovery, jury selection, trial preparation, expert testimony and other trial support services. Specifically, we help clients assess complex financial transactions, reconstruct events from incomplete and/or corrupt data, uncover vital evidence, identify potential claims and assist in the pursuit of financial recoveries and settlements. Through the use of proprietary information technology, we have demonstrated our ability to help control litigation costs, expedite the trial process and provide our clients with the ability to readily organize and access case-related data. Our repository services offer clients a secure extranet and web-hosting service for critical information. Our graphics services at trial and technology and electronic evidence experts assist clients in preparing for and presenting their cases in court.

Our corporate finance/restructuring practice assists underperforming companies as they make decisions to improve their financial condition and operations. We analyze, recommend and implement strategic alternatives for our corporate finance/restructuring clients, such as interim management in turnaround situations, rightsizing infrastructure, assessing long-term viability, transaction advisory and business strategy consulting. We lead and manage the financial aspects of in-court restructuring processes by offering services that include an assessment of the impact of a bankruptcy filing on the client’s financial condition and operations. We also assist our clients in planning for a smooth transition into and out of bankruptcy, facilitating the sale of assets and arranging debtor-in-possession financing.

Through our economic consulting practice, we deliver sophisticated economic analysis and modeling of issues arising in mergers and acquisitions and other complex commercial and securities litigation. Our services include providing advice and testimony related to:

•	antitrust and competition issues that arise in the context of potential mergers and acquisitions;

•	other antitrust issues, including alleged price fixing, cartels and other forms of exclusionary behavior;

•	the application of modern finance theory to issues arising in securities litigation; and

•	public policy studies on behalf of companies, trade associations and governmental agencies.

We evaluate the performance of these operating segments based on segment profit, which we define as operating income before depreciation, amortization and corporate general and administrative expenses. As described in note 9, our corporate segment loss includes a $4.7 million loss on subleased facilities for the year ended December 31, 2004 and a $0.9 million loss on subleased facilities for the year ended December 31, 2005. In general, our total assets, including long-lived assets such as property and equipment, and our capital expenditures are not specifically allocated to any particular segment. Accordingly, capital expenditure and total asset information by reportable segment is not presented. The reportable segments use the same accounting policies as those used by the company. There are no significant intercompany sales or transfers.

Substantially all of our revenues and assets are attributed to or are located in the United States. We do not have a single customer that represents ten percent or more of our consolidated revenues.

We began to manage our technology practice as a separate reportable operating segment beginning in January 2006. This operating segment was previously managed within our forensic/litigation practice. Our technology consulting segment consists of our electronic evidence/e-discovery practice group, the complex litigation data analysis practice group, the software development group and our application services provider and document analytics business. Our trial technology group continues to be managed within our forensic/litigation practice. We have presented estimated 2005 segment results to compare to our 2006 presentation in the table below. However, if our technology practice had been managed as a separate segment during 2005, our actual results may have differed significantly as items such as direct bonuses and allocations of selling, general and administrative expenses may have been computed differently. We have not presented similar comparative information for 2004 and 2003 as the technology practice was not material to our financial results until we acquired Ringtail in 2005. As a result, separate financial results were not maintained in a manner consistent with our 2005 results.

	Forensic/ Litigation	Corporate Finance/ Restructuring	Economic Consulting	Technology	Corporate	Total
Year Ended December 31, 2005 (estimated)
Revenues	$157,263	$211,027	$108,398	$62,857	$—	$539,545
Gross margin	73,457	101,410	38,926	34,160	—	247,953
Segment profit (loss)	45,379	70,809	24,254	25,001	(33,857)	131,586

In 2003, we did not operate our business practices as segments. Accordingly, we did not report results of operations by segment. The table below presents revenues, gross margin and segment profits for the three years in the period ended December 31, 2005. The 2005 segment information below is presented using the historical segment disclosure for comparative purposes. For the year ended December 31, 2003, the table presents segment revenues and gross margin that are estimates derived from classifying client engagements by the principal nature of the service.

	Forensic/ Litigation/ Technology	Corporate Finance/ Restructuring	Economic Consulting	Corporate	Total
Year ended December 31, 2005
Revenues	$220,120	$211,027	$108,398	$—	$539,545
Gross margin	107,617	101,410	38,926	—	247,953
Segment profit (loss)	70,380	70,809	24,254	(33,857)	131,586
Year ended December 31, 2004
Revenues	$178,650	$162,495	$85,860	$—	$427,005
Gross margin	83,177	77,618	31,240	—	192,035
Segment profit (loss)	50,556	50,714	19,333	(26,185)	94,418
Year ended December 31, 2003
Revenues	$103,101	$255,336	$17,258	$—	$375,695
Gross margin	45,845	146,510	6,911	—	199,266
Segment profit (loss)	N/A	N/A	N/A	(18,720)	123,537

N/A – Not available

The following table presents a reconciliation of segment profit to income from continuing operations before income taxes.

	Year Ended December 31,
	2005	2004	2003
Operating profit
Total segment profit	$131,586	$94,418	$123,537
Depreciation and amortization	(11,360)	(9,113)	(6,032)
Amortization of other intangible assets	(6,534)	(6,836)	(3,680)
Interest and other expense, net	(14,876)	(6,086)	(4,196)
Litigation settlement gains (losses), net	(1,629)	1,672	—

Income from continuing operations before income tax provision	$97,187	$74,055	$109,629

14. Quarterly Financial Data (unaudited)

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,
2005
Revenues	$116,614	$123,917	$133,189	$165,825
Direct cost of revenues	64,345	65,192	73,341	88,714
Other operating expenses	28,902	30,898	34,539	39,922

Operating income	23,367	27,827	25,309	37,189
Interest expense, net	(1,555)	(2,310)	(6,014)	(4,997)
Litigation settlement gains (losses), net	(304)	(708)	21	(638)

Income before income tax provision	21,508	24,809	19,316	31,554
Income tax provision	9,033	10,420	8,113	13,253

Net income	$12,475	$14,389	$11,203	$18,301

Earnings per common share—basic	$0.29	$0.34	$0.28	$0.47

Earnings per common share—diluted	$0.29	$0.33	$0.27	$0.46

Weighted average common shares outstanding
Basic	42,319	42,808	40,177	38,537

Diluted	42,741	43,326	41,170	39,959

2004
Revenues	$110,240	$107,445	$104,433	$104,887
Direct cost of revenues	61,898	58,357	56,739	57,976
Other operating expenses	27,447	26,047	27,074	32,998

Operating income	20,895	23,041	20,620	13,913
Interest expense, net	(1,407)	(1,396)	(1,375)	(1,908)
Litigation settlement gains (losses), net	—	—	—	1,672

Income before income tax provision	19,488	21,645	19,245	13,677
Income tax provision	7,971	8,852	8,294	6,060

Net income	$11,517	$12,793	$10,951	$7,617

Earnings per common share—basic	$0.27	$0.30	$0.26	$0.18

Earnings per common share—diluted	$0.27	$0.30	$0.26	$0.18

Weighted average common shares outstanding
Basic	42,097	42,172	42,134	41,994

Diluted	42,605	42,517	42,479	42,450

The sum of the quarterly earnings per share amounts may not equal the annual amounts due to changes in the weighted-average number of common shares outstanding during each quarterly period.

Revenues. In December 2005, we received a $22.5 million success fee in connection with the resolution of a legal case involving a bankrupt estate for which we served as fiduciary for several years. Professional services related to the success fee were performed prior to 2005, but because of significant contingencies surrounding the ultimate resolution of the matter, collection of the fees could not be reasonably assured. We used about $13 million of the proceeds to compensate professionals in the corporate finance/restructuring practice who participated in the assignment and to provide incentive compensation for other employees. This amount was recorded as accrued compensation in our consolidated balance sheet as of December 31, 2005.

Interest expense, net. In December 2004, we agreed to discount a note receivable due from the owner of one of our former subsidiaries. We discounted this note by $475,000 in exchange for payment of the note ahead of its maturity in 2010. We received this prepayment in January 2005. See Note 3. “Discontinued Operations,” for more details.

Other. During the fourth quarter of 2004, we recorded a $4.7 million loss on abandoned facilities and net litigation settlement gains of $1.7 million. See Note 9. “Commitments and Contingencies,” for more details. We also recorded additional amortization expenses of $1.6 million during the fourth quarter of 2004 as more fully described in Note 2. “Acquisitions—Purchase price allocation.”

15. Subsequent Event

On January 6, 2006, we completed our acquisition of Competition Policy Associates, Inc., or Compass. The total acquisition cost was about $73.9 million consisting of $48.2 million in cash and 932,599 restricted shares of common stock valued at $25.7 million. We financed the cash portion of the purchase price from cash on hand. The purchase agreement provides for (A) post-closing purchase price adjustments based on actual adjusted earnings before interest and taxes, or EBIT, as of December 31, 2005 and (B) post-closing cash adjustment payments based on actual working capital as of December 31, 2005. For each fiscal year ending between December 31, 2006 and December 31, 2013, the purchase agreement provides for:

•	additional consideration based on EBIT of the business unit;

•	the set aside of a percentage of EBIT of the business unit for each fiscal year to be used as incentive compensation to employees of and consultants to the business; and

•	conditional contractual protection against a decline in the value of the shares of our common stock issued as purchase price below the issuance price of $27.61.

Compass is a top competition economics consulting firm, with offices in Washington, D.C. and San Francisco. Compass provides services that involve sophisticated economic analysis in the context of antitrust disputes, mergers, and acquisitions, regulatory and policy debates, and general commercial litigation across a broad range of industries in the United States, Europe and the Pacific Rim.

FTI Consulting, Inc. and Subsidiaries

Schedule II — Valuation and Qualifying Accounts

(in thousands)

		Additions
Description	Balance at Beginning of Period	Charged to Expense	Charged to Other Accounts *	Deductions **	Balance at End of Period
Year Ended December 31, 2005
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts and unbilled services	$16,693	$5,482	$27	$4,872	$17,330

Year Ended December 31, 2004
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts and unbilled services	$20,045	$7,062	$523	$10,937	$16,693

Year Ended December 31, 2003
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts and unbilled services	$13,287	$5,109	$11,532	$9,883	$20,045

*	Includes (1) allowance recorded upon acquisitions, net of dispositions and adjustments to purchase price allocations and (2) provision for unbilled services recorded as a reduction to revenues as it relates to fee adjustments and other discretionary pricing adjustments.

**	Includes (1) direct write-offs of uncollectible and unrealizable accounts receivable and (2) recoveries of billed accounts receivable and fee adjustments not previously written off.

F D International (Holdings) Limited Financial Statements

Consolidated profit and loss account

for the 9 months ended 30 September

	Unaudited
	2006	2005
	£’000	£’000
Turnover: group and share of joint ventures	51,858	35,588
Less: share of joint ventures’ turnover	(827)	(706)

Group turnover	51,031	34,882
Cost of sales	(3,699)	(2,403)

Gross profit	47,332	32,479
Administrative expenses	(37,630)	(27,776)

Operating profit	9,702	4,703
Share of operating profit in joint venture	316	248

Total operating profit	10,018	4,951
Profit on sale of fixed assets—group	50	29
Interest receivable and similar income
Group	347	19
Joint venture	2	—
Interest payable and similar charges
Group	(2,176)	(1,737)

Profit on ordinary activities before taxation	8,241	3,262
Tax on profit on ordinary activities	(3,302)	(1,291)

Profit for the period	4,939	1,971
Dividends	(1,179)	—

Retained profit for the period	3,760	1,971

FD I nternational (Holdings) Limited Financial Statements

Consolidated balance sheet

At 30 September 2006 and 31 December 2005

		Unaudited
		2006		2005
	Notes	£’000	£’000	£’000	£’000
Fixed assets
Intangible assets
Goodwill			36,202		35,956
Tangible assets			2,874		3,003
Investments
Investments in joint ventures
Goodwill		293		293
Share of gross assets		577		324
Share of gross liabilities		(157)		(97)

			713		520

			39,789		39,479
Current assets
Work in progress		1,293		539
Debtors		14,558		12,953
Cash at bank and in hand		13,622		11,231

		29,473		24,723
Creditors: amounts falling due within one year		(21,395)		(19,862)

Net current assets			8,078		4,861

Total assets less current liabilities			47,866		44,340
Creditors: amounts falling due after more than one year (including convertible debt)			(35,762)		(36,514)

Net assets			12,104		7,826

Capital and reserves
Called up share capital			427		421
Share premium account			4,251		3,844
Profit and loss account			7,426		3,561

Equity shareholders’ funds			12,104		7,826

FD Internat ional (Holdings) Limited Financial Statements

Consolidated cash flow statement

for the 9 months ended 30 September

	Unaudited
	2006	2005
	£’000	£’000
Cash inflow from operating activities	8,673	6,157
Dividends from joint ventures	—	—
Returns on investments and servicing of finance	(384)	(449)
Taxation	(2,581)	(784)
Capital expenditure and financial investment	(505)	(771)
Acquisitions and disposals	(180)	(7,984)
Equity dividends paid to shareholders	(1,179)	—

Cash (outflow)/inflow before financing	3,844	(3,831)
Financing	(1,453)	6,993

Increase in cash in the year	2,391	3,162

	2006	2005
	£’000	£’000
Reconciliation of net cash flow to movement in net debt
Increase in cash in the year	2,391	3,162
Net cash acquired with subsidiaries	—	225
Cash (inflow)/outflow from increase in debt and lease financing	1,866	(6,282)

Change in net debt resulting from cash flows	4,257	(2,895)
Issue of loan notes	—	(2,200)
Exchange movements on loans	372	(21)

Movement in net debt in the period	4,629	(5,116)
Net debt at the start of the period	(25,219)	(20,968)

Net debt at the end of the period	20,590	(26,084)

FD International (Holdings) Limited

Notes to the financial statements

Note 1: Basis of preparation

The consolidated interim financial statements of FD International (Holdings) Limited (“the Company”) for the 9 months ended 30 September 2006 comprise the Company and its subsidiaries (together “the Group”) and the Group’s interest in associates and joint ventures.

The accounting policies adopted by the Company in preparing the consolidated interim financial statements are consistent with those disclosed in the Company’s consolidated financial statements for the year ended 31 December 2005.

The consolidated interim financial statements do not include all of the information required for full annual financial statements and none of the financial information included has been subject to audit.

Note 2: Summary of differences between accounting principles generally accepted in the United Kingdom and the United States of America

The Group’s consolidated interim financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (‘UK GAAP’), which differs in certain respects from accounting principles generally accepted in the United States of America (‘US GAAP’). Reconciliations of profit after taxation (or net income) and equity shareholders’ funds (or shareholders’ equity) under UK GAAP and those under US GAAP are set out below.

Effect on net income of differences between UK and US GAAP

	Note	Unaudited for the nine months ended 30 September 2006 £’000s	Unaudited for the nine months ended 30 September 2005 £’000s
Net income in accordance with UK GAAP		4,939	1,971

US GAAP adjustments:
- Goodwill	(i)	1,580	1,160
- Business combinations	(ii)	(1,190)	(939)
- Contingent consideration	(iii)	(2,375)	(412)
- Tax	(iv)	1,354	397

Net income in accordance with US GAAP		4,310	2,177

Cumulative effect on shareholders’ equity of differences between UK and US GAAP

	Note	Unaudited at 30 September 2006 £’000s	At 31 December 2005 £’000s
Shareholders’ equity in accordance with UK GAAP		12,104	7,826

US GAAP adjustments:
- Goodwill	(i)	4,598	3,018
- Business combinations	(ii)	(4,446)	(3,036)
- Contingent consideration	(iii)	(3,122)	(748)
- Deferred Taxes	(iv)	2,366	1,236

Shareholders’ equity in accordance with US GAAP		11,500	8,296

FD International (Holdings) Limited

Notes to the financial statements (continued)

(i)	Goodwill

Under UK GAAP, goodwill arising on acquisitions after 1 April 1998 is accounted for in accordance with FRS 10, ‘Goodwill and Intangible Assets’, and capitalised and amortised. Where capitalised goodwill is regarded as having a limited useful economic life, FRS 10 requires the cost to be amortised on a straight-line basis over that life, which generally does not exceed 20 years.

Under US GAAP, the Group has adopted SFAS 142, ‘Goodwill and Other Intangible Assets’ under which it is no longer required to amortise goodwill but is required to subject these assets to at least annual testing for impairment. As a result of these impairment tests, no impairment charge was recorded in the year ended 31 December 2005.

(ii)	Business Combinations

For business combinations, the purchase method of accounting is used for UK GAAP whereby the acquiring entity allocates consideration for the transaction to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition with the differences treated as goodwill. The Group accounts for these business combinations on a consistent basis under US GAAP with the following exceptions:

Under UK GAAP, the Group recognises intangible assets separately in a business combination only when they can be disposed of separately without disposing of the business of the entity. Under US GAAP, the Group recognises acquired intangible assets apart from goodwill if they arise from contractual or other legal rights even if the assets are not transferable or separable from the acquired entity or from other rights and obligations. In connection with the acquisition of FD International, occurring in the year ended 31 December 2003, the Group recognised intangible assets of £7.1m under US GAAP, comprising customer relationships, trademarks and non-compete contracts which are amortised over the their estimated useful lives of 1 to 8 years. In connection with the further business combinations occurring in the year ended 31 December 2005, the Group recognised intangible assets of £4.1m, also comprising customer relationships, trademarks and non-compete contracts which are being amortised over their estimated useful lives of 1 to 10 years.

(iii)	Contingent Consideration

In business combinations, under UK GAAP, the fair value of the consideration payable includes an estimate of amounts that are deferred or that are contingent upon the future revenues of the acquired entity. Under US GAAP, the contractual terms relating to the determination and payment of deferred and contingent consideration may cause elements of the total expected consideration to be treated as compensation cost for post acquisition services. This element is accrued over the relevant service period. In connection with business combinations occurring in the year ended 31 December 2005, the Group recognised £4.1m of contingent consideration as part of the purchase price of the acquired companies under UK GAAP. Under US GAAP, this is recognised as compensation expense in periods subsequent to the acquisition.

(iv)	Deferred Taxes

Under UK GAAP, the Group provides for deferred tax in respect of timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of available evidence, it is regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

FD International (Holdings) Limited

Notes to the financial statements (continued)

Under US GAAP, deferred taxation is provided for all temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax bases) on a full liability basis. Deferred tax assets are also recognised (net of a valuation allowance) to the extent that it is more likely than not that the benefit will be realised.

(v)	Reconciliation of consolidated statement of cash flows

Under UK GAAP, the Group complies with FRS 1 (Revised), ‘Cash Flow Statements’, the objective and principles of which are similar to those set out in SFAS 95, ‘Statement of Cash Flows’. The principal difference between the two standards is in respect of classification. Under FRS 1 (Revised), the Group presents its cash flows for (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure and financial investment; (e) acquisitions and disposals; (f) equity dividends paid; (g) management of liquid resources; and (h) financing activities. SFAS 95 is less prescriptive and recognises only three categories of cash flow activity: (a) operating; (b) investing; and (c) financing.

Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 (Revised) would be included as operating activities under SFAS 95; dividend payments would be included as a financing activity under SFAS 95 and cash flows from capital expenditure, long-term investments, acquisitions and disposals would be included as investing activities under SFAS 95. In addition, under FRS 1 (Revised), cash represents cash at bank and in hand, less bank overdrafts; cash equivalents (i.e. liquid resources) are not included with cash. Movements of liquid resources are included under a separate heading. Under US GAAP, cash is not offset by bank overdrafts repayable within 24 hours from the date of the advance. Such overdrafts are classified within financing activities under US GAAP. Set out below is a summary consolidated statement of cash flows under US GAAP:

	Unaudited for the nine months ended 30 September 2006 £’000s	Unaudited for the nine months ended 30 September 2005 £’000s
Net cash provided by operating activities	5,708	4,924
Net cash used in investing	(685)	(8,755)
Net cash provided by financing activities	(2,632)	6,993

Net increase in cash	2,391	3,162
Cash at beginning of year	11,231	4,730
Cash at end of year	13,622	7,892

Independent Auditors’ Report

To the Board of Directors and Shareholders of FD International (Holdings) Limited:

We have audited the accompanying consolidated balance sheets of FD International (Holdings) Limited and its subsidiaries (“the Group”) as of 31 December 2005 and 2004, and the related consolidated profit and loss accounts, consolidated cash flow statements, consolidated statements of total recognised gains and losses and the related notes for the years then ended. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2005 and 2004, and of the results of its operations and its cash flows for the two years then ended in accordance with generally accepted accounting principles in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the Note 25 to the consolidated financial statements.

KPMG LLP London, United Kingdom
Chartered Accountants December 14, 2006

FD International (Holdings) Limited Financial Statements

Consolidated profit and loss accounts

for the years ended 31 December 2005 and 2004

	Notes	Existing operations	Acquisitions	Continuing Operations 2005	Continuing Operations 2004
		£’000	£’000	£’000	£’000
Turnover: group and share of joint ventures		50,842	1,156	51,998	38,469
Less: share of joint venture’s turnover		(763)	—	(763)	(611)

Group turnover	2	50,079	1,156	51,235	37,858
Cost of sales		(5,893)	—	(5,893)	(4,501)

Gross profit		44,186	1,156	45,342	33,357

Administrative expenses		(37,086)	(859)	(37,945)	(29,825)

Operating profit		7,100	297	7,397	3,532
Share of operating profit in joint venture		254	—	254	127

Total operating profit		7,354	297	7,651	3,659

Profit/(loss) on sale of fixed assets				29	(5)
Interest receivable and similar income
Group	6			25	136
Joint venture				—	1
Interest payable and similar charges
Group	7			(2,576)	(2,255)

Profit on ordinary activities before taxation	3			5,129	1,536
Tax on profit on ordinary activities	8			(2,030)	(637)

Retained profit for the year for group and its share of associates and joint ventures				3,099	899

Notes 1 to 25 are an integral part of these financial statements.

FD International (Holdings) Limited Financial Statements

Consolidated balance sheets

at 31 December 2005 and 2004

		2005	2005	2004	2004
	Notes	£’000	£’000	£’000	£’000
Fixed assets
Intangible assets
Goodwill	9		35,956		20,995

Tangible assets	10		3,003		2,626
Investments	11
Investments in joint venture
Goodwill		293		310
Share of gross assets		324		271
Share of gross liabilities		(97)		(102)

			520		479

			39,479		24,100
Current assets
Work in progress		539		381
Debtors	12	12,953		8,520
Cash at bank and in hand		11,231		4,730

		24,723		13,631

Creditors: amounts falling due within one year	13	(19,862)		(8,178)

Net current assets			4,861		5,453

Total assets less current liabilities			44,340		29,553

Creditors: amounts falling due after more than one year (including convertible debt)	14		(36,514)		(25,733)

Provisions for liabilities and charges	15		—		(239)

Net assets			7,826		3,581

Capital and reserves
Called up share capital	16		421		351
Share premium account	17		3,844		2,986
Profit and loss account	17		3,561		244

Equity shareholders’ funds			7,826		3,581

Notes 1 to 25 are an integral part of these financial statements.

FD International (Holdings) Limited Financial Statements

Consolidated cash flow statements

for the years ended 31 December 2005 and 2004

		2005	2004
	Notes	£’000	£’000
Cash inflow from operating activities	20	10,167	4,618
Dividends from joint venture	11	97	—
Returns on investments and servicing of finance	21	(598)	(555)
Taxation	21	(1,186)	(909)
Capital expenditure and financial investment	21	(1,028)	(1,038)
Acquisitions and disposals	21	(10,623)	—

Cash (outflow)/inflow before financing		(3,171)	2,116
Financing	21	9,153	(1,515)

Increase in cash in the year		5,982	601

		2005	2004
		£’000	£’000
Reconciliation of net cash flow to movement in net debt	22
Increase in cash in the year		5,982	601
Net cash acquired with subsidiaries	21	519	—
Cash (inflow)/outflow from increase in debt and lease financing		(8,371)	1,670

Change in net debt resulting from cash flows		(1,870)	2,271
Issue of loan notes	14	(2,265)	—
Exchange movements on loans	22	(116)	15

Movement in net debt in the year		(4,251)	2,286
Net debt at the start of the year	22	(20,968)	(23,254)

Net debt at the end of the year	22	(25,219)	(20,968)

Notes 1 to 25 are an integral part of these financial statements.

FD International (Holdings) Limited Financial Statements

Consolidated statements of total recognised gains and losses for the years ended 31 December 2005 and 2004

	2005	2004
	£’000	£’000
Profit for the financial year
Group	2,961	822
Share of joint venture (note 11)	138	77
Exchange differences on the retranslation of net investments and related borrowings	218	(66)

Total recognised gains relating to the financial year	3,317	833

Reconciliations of movements in shareholders’ funds

for the years ended 31 December 2005 and 2004

	2005	2004
	£’000	£’000
Profit for the financial year	3,099	899
Other recognised gains/(losses) relating to the year (net)	218	(66)
New share capital subscribed (net of issue costs)	928	155

Net addition to shareholders’ funds	4,245	988
Opening shareholders’ funds	3,581	2,593

Closing shareholders’ funds	7,826	3,581

Notes 1 to 25 are an integral part of these financial statements.

FD International (Holdings) Limited

Notes to the financial statements

1 Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group’s financial statements.

Basis of preparation

The information set out in these financial statements does not constitute the Group’s statutory accounts for the years ended 31 December 2005 or 2004. Those accounts have been reported on by the Group’s auditors; their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The financial statements for the years ended 2005 and 2004 have been delivered to the registrar of companies.

Basis of consolidation

The consolidated financial statements include the financial statements of the Group made up to 31 December 2005. The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the period are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

Acquisitions during the year represent the results of LLM Communications Ltd for the five months from acquisition to 31 December 2005.

The results of the Tamesis Partnership and Westhill Partners are included in existing operations as their trade is no longer separately identifiable following full integration within the operations of the acquiring entity on the date of acquisition. Turnover generated from Westhill Partners in the year was approximately £0.8 million and from the Tamesis Partnership approximately £2.6 million.

The results of Dittus Communications Inc. in the period from date of acquisition (23 December 2005) to 31 December 2005 are immaterial to the Group and have not been included in the consolidated results.

A joint venture is an undertaking in which the Group has a long-term interest and over which it exercises joint control. The Group’s share of the profits less losses of associates and of joint ventures is included in the consolidated profit and loss account and its interest in their net assets, is included in investments in the consolidated balance sheet.

Goodwill

Purchased goodwill (representing the excess of the fair value of the consideration given over the fair value of the separable net assets acquired) arising on business combinations in respect of acquisitions is capitalised. Positive goodwill is amortised to nil by equal annual instalments over its estimated useful life being 20 years. Any impairment charge is included within operating profits.

On the subsequent disposal or termination, the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill.

Tangible fixed assets and depreciation

Depreciation is provided to write off the cost of tangible fixed assets by equal instalments over their estimated useful economic lives as follows:

Leasehold improvements	-	life of lease
Furniture and equipment, computer equipment	-	15-33% per annum on a straight line basis
Motor vehicles	-	25% per annum on a straight line basis

FD International (Holdings) Limited

Notes to the financial statements (continued)

Foreign currencies

Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

The assets and liabilities of overseas subsidiary undertakings and associated undertakings are translated at the closing exchange rates. Profit and loss accounts of such undertakings are consolidated at the average rates of exchange during the year. Gains and losses arising on these translations are taken to the reserves, net of exchange differences arising on related foreign currency borrowings.

Leases

Assets acquired under finance leases are capitalised and the outstanding future lease obligations are shown in creditors. Operating lease rentals are charged to the profit and loss account on a straight line basis over the period of the lease.

Post retirement benefits

The Group operates a defined contribution pension scheme. The assets of the scheme are held separately from those of the Group in an independently administered fund. The amount charged to the profit and loss account represents the contributions payable to the scheme in respect of the accounting period.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

Turnover

Turnover comprises the gross amounts billed to clients in respect of fee based income together with the total of other fees earned. Turnover is stated exclusive of VAT.

Turnover is derived from fees for services performed which are specific to the contract with the client. In such cases, turnover is recognised when the service has been performed, in accordance with the contractual arrangements and the stage of completion of the work.

Cost of Sales

Cost of sales comprises the costs incurred directly from the principal activity of the Group. Cost of sales is stated exclusive of VAT. To enact this policy a reclassification of costs has been necessary in the 2004 comparatives.

2 Turnover

	2005	2004
	£’000	£’000
By geographical market
UK	32,493	20,662
Europe	3,437	6,757
Rest of the world	15,305	10,439

	51,235	37,858

FD International (Holdings) Limited

Notes to the financial statements (continued)

Turnover is attributable to the principal activity of providing Financial, Consumer and Corporate Public Relations services.

3 Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging:

	2005	2004
	£’000	£’000
Auditor’s remuneration
Group audit	85	100
Other services	20	114
Depreciation of fixed assets	825	792
Amortisation of goodwill	1,451	1,099
Hire of plant and machinery rentals payable under operating leases	105	12
Land and buildings – operating leases	1,623	1,374

4 Remuneration of directors

	2005	2004
	£’000	£’000
Directors’ emoluments	913	650
Company contributions to personal pension schemes	61	62

	974	712

The emoluments of the highest paid director were £467,713 (2004:£422,000) and company pension contributions of £37,387 (2004:£43,800) were made to the director’s personal pension scheme on their behalf.

Contributions to the personal pension schemes were made for 2 directors.

5 Staff numbers and costs

The average number of persons employed by the Group (including directors) during the year, analysed by category, was as follows:

	Number of employees
	2005	2004
Administration	53	45
Account Handling	297	237

	350	282

The aggregate payroll costs of these persons were as follows:

	2005	2004
	£’000	£’000
Wages and salaries	24,209	18,269
Social security costs	2,423	1,989
Other pension costs	1,227	970

	27,859	21,228

FD International (Holdings) Limited

Notes to the financial statements (continued)

6 Other interest receivable and similar income

	2005	2004
	£’000	£’000
Interest receivable	25	136

	25	136

7 Interest payable and similar charges

	2005	2004
	£’000	£’000
On bank loans and overdrafts	623	588
Amortisation of finance fees	135	106
On preferred finance securities	1,818	1,561

	2,576	2,255

8 Taxation

	2005	2004
	£’000	£’000
UK corporation tax
Current tax on income for the year	1,251	551
Prior year adjustment	29	—
Foreign tax
Current tax on income for the year	1,058	422
Share of joint venture’s current tax	116	67

Total current tax charge	2,454	1,040
Deferred tax
Adjustments in respect of prior years	—	(4)
UK deferred tax	(73)	(5)
Overseas deferred tax	(351)	(394)

Total tax charge	2,030	637

Factors affecting the tax charge for the current year

The current tax charge for the year is higher than the standard rate of corporation tax in the UK (30%) (2004:30%). The differences are explained below.

	2005	2004
	£’000	£’000
Current tax reconciliation
Profit on ordinary activities before tax	5,129	1,536

Current tax at 30%	1,538	461

Effects of:
Expenses not deductible for tax purposes (including goodwill amortisation)	645	540
Capital allowances in (surplus)/excess of depreciation	22	(15)
Utilisation of available losses	(102)	(207)
Short term timing differences	127	19
Higher tax rates on overseas earnings	194	188
Prior year adjustment	29	—
Permanent differences	—	54

Total current tax charge (see above)	2,454	1,040

FD International (Holdings) Limited

Notes to the financial statements (continued)

9 Intangible fixed assets—Goodwill

	2005	2004
	£’000	£’000
Cost
At 1 January 2005	22,562	22,451
Additions	16,412	—
Fair value adjustment	—	111

At 31 December 2005	38,974	22,562

Amortisation
At 1 January 2005	1,567	468
Charge for the year	1,451	1,099

At 31 December 2005	3,018	1,567

Net book value at 31 December	35,956	20,995

The adjustment to provisional fair values in the prior year relates to an additional provision on rental deposits.

10 Tangible fixed assets

	Leasehold improvements	Motor vehicles	Computer equipment	Furniture and equipment	Total
	£’000	£’000	£’000	£’000	£’000
Cost
At 1 January 2005	1,330	353	854	541	3,078
Additions	433	44	412	187	1,076
On acquisition (note 24)	—	—	—	119	119
Disposals	—	(102)	(22)	(161)	(285)
Exchange movements	86	—	95	(73)	108

At 31 December 2005	1,849	295	1,339	613	4,096

Depreciation
At 1 January 2005	98	51	135	168	452
Charge for year	206	109	208	302	825
On disposals	—	(94)	(13)	(160)	(267)
Exchange movements	42	—	72	(31)	83

At 31 December 2005	346	66	402	279	1,093

Net book value
At 31 December 2005	1,503	229	937	334	3,003

At 31 December 2004	1,232	302	719	373	2,626

FD International (Holdings) Limited

Notes to the financial statements (continued)

11 Fixed asset investments

		Interests in Joint Ventures 2005
		£’000
At beginning of the year		479
Share of operating profit in joint venture	254
Share of joint venture’s current tax	(116)
Dividend received	(97)

Share of joint venture’s profit for financial year		41

At end of the year		520

The principal undertakings in which the ultimate parent company’s interest at the year end is more than 20% are as follows:

Subsidiary undertakings	Country of incorporation	Principal activity	Class and percentage of shares held
FD International 2 Ltd	England and Wales	Holding company	Ordinary shares–100%
FD International 3 Ltd	England and Wales	Holding company	Ordinary shares–100%*
FD International 4 Ltd	England and Wales	Holding company	Ordinary shares–100%*
Financial Dynamics Ltd	England and Wales	Public relations	Ordinary shares–100%*
85 Four Ltd	England and Wales	Public relations	Ordinary shares–100%*
Financial Dynamics Ireland Ltd	Republic of Ireland	Public relations	Ordinary shares–100%*
FD MWA Holdings, Inc.	United States	Holding company	Ordinary shares–100%*
Dittus Communications, Inc.	United States	Public relations	Ordinary shares–100%*
FD US Communications, Inc.	United Sates	Public relations	Ordinary shares–100%*
Financial Dynamics S.A.	France	Public relations	Ordinary shares–100%*
LLM Communications Ltd	England and Wales	Public relations	Ordinary shares–100%*
Financial Dynamics Asia Ltd	Hong Kong	Public relations	Ordinary shares–100%*
Financial Dynamics Russia Ltd	England and Wales	Public relations	Ordinary shares–100%*^

Joint venture
Ahrens & Bimboese Financial Dynamics GmBH	Germany	Public relations	Ordinary shares–50%*

*	Indirectly held
^	Country of operation is Russia

FD International (Holdings) Limited

Notes to the financial statements (continued)

12 Debtors

	2005	2004
	£’000	£’000
Trade debtors	9,118	6,327
Prepayments and accrued income	1,483	607
Other debtors	1,375	1,033
Deferred tax assets	977	553

	12,953	8,520

The elements of deferred taxation are:

	2005	2004
	£’000	£’000
Prior year adjustment	—	4
Other timing differences	424	399

Credit to profit and loss account (note 8)	424	403
Deferred tax assets at start of year	553	150

Deferred tax assets at end of year	977	553

13 Creditors: amount falling due within one year

	2005	2004
	£’000	£’000
Bank loans (note 14)	3,228	1,304
Deferred finance fees (note 14)	(160)	(160)
Amounts owed to Group undertakings	—	—
Trade creditors	1,995	1,182
Taxation and social security	2,951	899
Other creditors	5,056	104
Accruals and deferred income	6,792	4,849

	19,862	8,178

14 Creditors: amount falling due after more than one year (including convertible debt)

	2005	2004
	£’000	£’000
Bank loans	12,435	5,872
Deferred finance fees	(699)	(834)
Preferred finance securities	16,336	16,336
Loan notes	4,451	2,186
Accrued interest	3,991	2,173

	36,514	25,733

The Preferred Finance Securities (‘PFS’) are redeemable on 24 July 2018 in cash or at the option of FD International 2 Limited, by allotment of preference shares in FD International 3 Ltd. If the Group is privately or publicly sold, the PFS will be redeemed for cash. On insolvency of the Group the PFS is redeemable for preference shares in FD International 3 Limited. PFS accrues interest at 8% p.a. The rights of the holders of the PFS are intended to be identical to the rights of the loan note holders.

FD International (Holdings) Limited

Notes to the financial statements (continued)

The original issue of loan notes (£2,185,431) is unsecured and redeemable at the earlier of 24 July 2018 or the sale of the ultimate parent company’s shares in public or private offering. Interest is accrued at a rate of 8% per annum. Early repayment is permitted but is subject to the same proportion of the PFS being redeemed at the same time.

In 2005, additional loan notes were issued of £2,265,911. £880,000 were issued in relation to the purchase of the Tamesis Partnership and £1,320,000 in relation to the purchase of LLM (Holdings) Limited. Further loan notes were issued of £65,911 as part of the normal course of business. The terms of these issues are as those of the original issue.

The principal amount of the Term A bank loan is £8,062,000 which is repayable in instalments over a period of 7 years to 2010.

The principal amount of the US Dollar Term A bank loan was US$1,500,000 which was repayable in instalments over a period of 7 years to 2010. In 2004 an amount of US$830,769 (including accrued interest) was repaid leaving a principal amount to be paid over the remaining period of US$669,231.

During the year, further bank loans were drawn of £4,600,000 and US$9,100,000 they are repayable by instalments over the remaining period of the original term loans.

All bank loans are secured by a debenture creating fixed and floating charges over the assets of the Group.

Historic deferred finance fees of £630,919 are amortised on a straight line basis over the term of the PFS period, being 15 years to 2018.

Historic deferred finance fees of £406,327 are amortised on a straight line basis over the period of the Term A Loan, being 7 years to 2010.

Historic deferred finance fees of US$141,550 are amortised on a straight line basis over the period of the US Dollar Term Loan, being 7 years to 2010.

Analysis of debt:

	2005	2004
	£’000	£’000
Debt can be analysed as falling due:
Within one year	3,068	1,144
In one to five years	12,435	4,577
In five years or more	24,079	21,156

	39,582	26,877

15 Provisions for liabilities and charges

	2005	2004
	£’000	£’000
As at beginning of year	239	—
Arising in year	—	239
Provision utilised in year	(239)

As at end of year	—	239

This provision related to a litigation claim.

FD International (Holdings) Limited

Notes to the financial statements (continued)

16 Called up share capital

		2005	2004
		£’000	£’000
Authorised
Equity:	2,704,055 (2004: 2,614,055) ordinary A shares of 10p each	271	261
	1,500,000 (2004: 1,500,000) ordinary B shares of 10p each	150	150
	1,000,000 (2004: 1,000,000) ordinary C shares of 10p each	100	100

		521	511

Allotted, called up and fully paid
Equity:	2,704,055 (2004: 2,554,055) ordinary A shares of 10p each	271	256
	1,421,167 (2004: 951,304) ordinary B shares of 10p each	142	95
	83,143 (2004: nil) ordinary C Shares of 10p each	8	—

		421	351

By special resolution passed on 30 June 2005 the authorised share capital of the ultimate parent company was increased by 90,000 A ordinary shares with a nominal value of £0.10 each.

A comparison of the principal rights of each class of share is set out below:

1.	the A, B and C shares all rank pari passu in respect of income;

2.	on liquidation or a capital reduction of the company payment is made first to the A shareholders, then to the B shareholders and finally to the C shareholders. Any balance to then be distributed evenly pro rata between all the shareholders as if they were members of a single class;

3.	on a poll the A shareholders shall be entitled to cast 9,300 votes irrespective of the number of shares in issue and all these votes are deemed to be cast in the same way as that cast by the majority. The B and C shareholders together are entitled to cast 700 votes.

17 Share premium and reserves

	Share premium account		Profit and loss account
	2005	2004	2005	2004
	£’000	£’000	£’000	£’000
At start of year	2,986	2,844	244	(589)
Retained profit for the year	—	—	3,099	899
Premium on share issues, less expenses	858	142	—	—
Gain/(loss) on translation of foreign subsidiaries	—	—	218	(66)

At end of year	3,844	2,986	3,561	244

18 Commitments

Annual commitments under non-cancellable operating leases are as follows:

	Land & Buildings		Other
	2005	2004	2005	2004
	£’000	£’000	£’000	£’000
Operating leases which expire:
Within one year	69	264	9	—
In the second to fifth years inclusive	286	338	43	12
Over five years	1,784	1,131	—	—

	2,139	1,733	52	12

FD International (Holdings) Limited

Notes to the financial statements (continued)

19 Pension scheme

The Group operates several defined contribution pension schemes.

There were no outstanding or prepaid contributions either at the beginning or end of the financial year.

20 Reconciliation of operating profit to operating cash flows

	2005	2004
	£’000	£’000
Total operating profit	7,397	3,516
Amortisation of goodwill	1,451	1,099
Depreciation	825	792
Amortisation of finance fees	135	82
(Increase) in work in progress	(158)	(126)
(Increase) in debtors	(2,130)	(1,702)
Increase in creditors	2,886	718
(Decrease)/Increase in provisions	(239)	239

Net cash inflow from operating activities	10,167	4,618

21 Analysis of cash flows

	2005	2005	2004	2004
	£’000	£’000	£’000	£’000
Returns on investment and servicing of finance
Net interest paid	(623)		(692)
Net interest received	25		137

		(598)		(555)

Tax
Tax paid	(1,186)		(909)

		(1,186)		(909)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(1,075)		(1,131)
Sale of plant and machinery	47		93

		(1,028)		(1,038)

Acquisitions and disposals
Purchase of subsidiary undertaking	(11,141)		—
Net cash acquired with subsidiary	518		—

		(10,623)		—

Financing
Issue of ordinary share capital (net of equity issue costs)	782		155
New bank loans	9,787		—
Repayment of loans	(1,416)		(1,679)
Issue of loan notes and finance securities	—		12
Capital element of finance lease rental payments	—		(3)

		9,153		(1,515)

FD International (Holdings) Limited

Notes to the financial statements (continued)

22 Analysis of net debt

	At start of year	Cash flow	Other	At end of year
	£’000	£’000	£’000	£’000
Cash in hand and at bank	4,730	5,982	519	11,231
Overdrafts	—	—	—

	4,730	5,982	519	11,231
Bank loan due in one year	(1,304)	(1,924)	—	(3,228)
Debt due after one year
Bank loan	(5,872)	(6,447)	(116)	(12,435)
Preferred finance securities	(16,336)	—	—	(16,336)
Loan notes	(2,186)	—	(2,265)	(4,451)

Total	(20,968)	(2,389)	(1,862)	(25,219)

23 Related party disclosures

The Group has taken advantage of the exemption under the Financial Reporting Standard 8—Related Party Disclosures (FRS 8) not to disclose related party transactions between wholly owned Group undertakings.

24 Acquisitions

The Group acquired the trade and net assets of the Tamesis Partnership on the 31 January 2005 for a consideration of £3,272,000 before acquisition costs. The fair value table is presented below:

	Book value prior to acquisition	Fair value adjustment	Fair value
	£’000	£’000	£’000
Fixed assets	83	(83)	—
Debtors	530	(29)	501
Cash	102	—	102
Creditors	(495)	(195)	(690)

Net assets/(liabilities) acquired	220	(307)	(87)

Goodwill			3,521

Consideration			3,434

Consideration satisfied by:
Cash			2,332
Share Capital			60
Loan notes (see note 14)			880
Acquisition costs			162

			3,434

The acquisition of the trade and assets of Tamesis Partnership was made by Financial Dynamics Ltd.

The trade of the Tamesis Partnership has been fully integrated within Financial Dynamics Ltd and therefore is not separately identifiable from the date of acquisition.

FD International (Holdings) Limited

Notes to the financial statements (continued)

The fair value adjustments represent the director’s valuation of the assets/(liabilities) at the date of acquisition, this includes the write off of old fixed assets. The adjustment to debtors represents a review of the bad debts position and the fair value adjustment to creditors represents a provision for the fair value of an acquired lease at the acquisition date.

The acquired undertaking made a profit of £362,000 from the beginning of its financial year to the date of acquisition. In its previous financial year the profit was £550,000.

The Group acquired LLM Holdings Ltd on the 22nd July 2005 for a consideration of £5,008,000 before acquisition costs. The fair value table is presented below:

	Book value prior to acquisition	Fair value adjustment	Fair value
	£’000	£’000	£’000
Goodwill	1,767	(1,767)	—
Fixed assets	24	(24)	—
Debtors	847	—	847
Cash	123	—	123
Creditors	(854)	(25)	(879)
Deferred consideration	(50)	—	(50)

Net assets acquired	1,857	(1,816)	41

Goodwill			5,092

Consideration			5,133

Consideration satisfied by:
Cash			2,600
Share Capital			88
Loan notes (see note 14)			1,320
Deferred consideration			1,000
Acquisition costs			125

			5,133

The Investment in LLM Holdings Ltd is held by FD International 4 Ltd.

The book value of the assets and liabilities have been taken from the management accounts of LLM Holdings Ltd as of 22nd July 2005 (being the date of acquisition).

From the date of acquisition to 31st December 2005, the acquisition contributed £1,156,000 to turnover and £297,000 profit to profit before tax and interest.

The fair value adjustments represent the director’s valuation of the assets/(liabilities) at the date of acquisition, this includes the write off of old fixed assets. The fair value adjustment to creditors represents a previously unaccrued liability.

Deferred consideration will be paid, in cash, one year after the completion date.

The acquired undertaking made a profit of £549,000 from the beginning of its financial year to the date of acquisition. In its previous financial year the profit was £757,000.

FD International (Holdings) Limited

Notes to the financial statements (continued)

The Group acquired Dittus Communications Inc on 23rd December 2005 for a consideration of £5,378,000 before acquisition costs. The fair value table is presented below:

	Book value prior to acquisition	Fair value adjustment	Fair value
	£’000	£’000	£’000
Fixed assets	52	—	52
Debtors	1,464	—	1,464
Cash	294	—	294
Creditors	(1,010)	—	(1,010)

Net assets acquired	800	—	800

Goodwill			4,903
Consideration			5,703

Consideration satisfied by:
Cash			2,607
Share Capital			143
Deferred consideration			2,628
Acquisition costs			325

			5,703

In 2005, £2,607,184 was paid in cash for this acquisition, a further £1,300,000 of cash consideration and £1,328,000 of loan notes is payable over a period of 3 years to 2008 based on an earn-out clause relating to EBITA.

The Investment in Dittus Communications Inc is held by FD MWA Holdings Inc.

The post acquisition results of Dittus Communications, Inc. are not material to the Group and have not been included in the consolidated profit and loss statement.

The acquired undertaking made a profit of £1,335,000 from the beginning of its financial year to the date of acquisition. In its previous financial year the profit was £357,000.

The Group acquired the trade and net assets of Westhill Partners on the 17th August 2005 for a consideration of £2,670,000 before acquisition costs. The fair value table is presented below:

	Book value prior to acquisition	Fair value adjustment	Fair value
	£’000	£’000	£’000
Fixed assets	82	—	82
Debtors	14	—	14

Net assets acquired	96	—	96

Goodwill			2,894

Consideration			2,990

Consideration satisfied by:
Cash			2,787
Acquisition costs			203

			2,990

FD International (Holdings) Limited

Notes to the financial statements (continued)

The acquisition of the trade and net assets of Westhill Partners was made by FD US Communications Inc.

The trade of the entity has been fully integrated within FD US Communications Inc and therefore is not separately identifiable from the date of acquisition.

The acquired undertaking made a profit of £297,000 from the beginning of its financial year to the date of acquisition. In its previous financial year the profit was £527,000.

25 Summary of differences between accounting principles generally accepted in the United Kingdom and the United States of America

The Group’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (‘UK GAAP’), which differs in certain respects from accounting principles generally accepted in the United States of America (‘US GAAP’). Reconciliations of profit after taxation (or net income) and equity shareholders’ funds (or shareholders’ equity) under UK GAAP and those under US GAAP are set out below.

Effect on net income of differences between UK and US GAAP

			For the year ended 31 December
	Note		2005	2004
			£’000s	£’000s
Net income in accordance with UK GAAP			3,099	899
US GAAP adjustments:
- Goodwill	(i	)	1,451	1,099
- Business combinations	(ii	)	(1,263)	(1,160)
- Contingent consideration	(iii	)	(748)	—
- Deferred Taxes	(iv	)	612	348

Net income in accordance with US GAAP			3,151	1,186

Cumulative effect on shareholders’ equity of differences between UK and US GAAP

			At 31 December
	Note		2005	2004
			£’000s	£’000s
Shareholders’ equity in accordance with UK GAAP			7,826	3,581
US GAAP adjustments:
- Goodwill	(i	)	3,018	1,567
- Business combinations	(ii	)	(3,036)	(1,725)
- Contingent consideration	(iii	)	(748)	—
- Deferred Taxes	(iv	)	1,236	518

Shareholders’ equity in accordance with US GAAP			8,296	3,940

1.	Goodwill

Under UK GAAP, goodwill arising on acquisitions after 1 April 1998 is accounted for in accordance with FRS 10, ‘Goodwill and Intangible Assets’, and capitalised and amortised. Where capitalised goodwill is regarded as having a limited useful economic life, FRS 10 requires the cost to be amortised on a straight-line basis over that life, which generally does not exceed 20 years.

Under US GAAP, the Group has adopted SFAS 142, ‘Goodwill and Other Intangible Assets’ under which it is no longer required to amortise goodwill but is required to subject these assets to at least annual testing for impairment. As a result of these impairment tests, no impairment charge was recorded in the year ended 31 December 2005 (2004 :£nil).

FD International (Holdings) Limited

Notes to the financial statements (continued)

Goodwill amortisation under UK GAAP in the years ended 31 December 2005 and 2004 was £1.5m and £1.1m respectively. Under US GAAP, goodwill amortisation was £nil in the years ended 31 December 2005 and 2004.

2.	Business Combinations

For business combinations, the purchase method of accounting is used for UK GAAP whereby the acquiring entity allocates consideration for the transaction to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition with the differences treated as goodwill. The Group accounts for these business combinations on a consistent basis under US GAAP with the following exceptions:

Under UK GAAP, the Group recognises intangible assets separately in a business combination only when they can be disposed of separately without disposing of the business of the entity. Under US GAAP, the Group recognises acquired intangible assets apart from goodwill if they arise from contractual or other legal rights even if the assets are not transferable or separable from the acquired entity or from other rights and obligations. In connection with the acquisition of FD International, occurring in the year ended 31 December 2003, the Group recognised intangible assets of £7.1m under US GAAP, comprising customer relationships, trademarks and non-compete contracts which are amortised over the their estimated useful lives of 1 to 8 years. In connection with the further business combinations occurring in the year ended 31 December 2005, the Group recognised intangible assets of £4.1m, also comprising customer relationships, trademarks and non-compete contracts which are being amortised over their estimated useful lives of 1 to 10 years. As at 31 December 2005, the net book value of intangible assets under US GAAP was £8.2m, net of £3.0m of accumulated amortisation, with an amortisation charge in the year of £1.3m. (2004: £5.4m, net of £1.7m accumulated amortisation, with an amortisation charge in the year of £1.2m).

3.	Contingent Consideration

In business combinations, under UK GAAP, the fair value of the consideration payable includes an estimate of amounts that are deferred or that are contingent upon the future revenues of the acquired entity. Under US GAAP, the contractual terms relating to the determination and payment of deferred and contingent consideration may cause elements of the total expected consideration to be treated as compensation cost for post acquisition services. This element is accrued over the relevant service period. In connection with business combinations occurring in the year ended 31 December 2005, the Group recognised £4.1m of contingent consideration as part of the purchase price of the acquired companies under UK GAAP. Under US GAAP, this is recognised as compensation expense in periods subsequent to the acquisition. In the year ended 31 December 2005, £0.7m (2004: £nil) was recognised as compensation expense under US GAAP.

4.	Deferred Taxes

Under UK GAAP, the Group provides for deferred tax in respect of timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of available evidence, it is regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

Under US GAAP, deferred taxation is provided for all temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax bases) on a full liability basis. Deferred tax assets are also recognised (net of a valuation allowance) to the extent that it is more likely than not that the benefit will be realised.

5.	Reconciliation of consolidated statement of cash flows

Under UK GAAP, the Group complies with FRS 1 (Revised), ‘Cash Flow Statements’, the objective and principles of which are similar to those set out in SFAS 95, ‘Statement of Cash Flows’. The principal

FD International (Holdings) Limited

Notes to the financial statements (continued)

difference between the two standards is in respect of classification. Under FRS 1 (Revised), the Group presents its cash flows for (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure and financial investment; (e) acquisitions and disposals; (f) equity dividends paid; (g) management of liquid resources; and (h) financing activities. SFAS 95 is less prescriptive and recognises only three categories of cash flow activity: (a) operating; (b) investing; and (c) financing.

Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 (Revised) would be included as operating activities under SFAS 95; dividend payments would be included as a financing activity under SFAS 95 and cash flows from capital expenditure, long-term investments, acquisitions and disposals would be included as investing activities under SFAS 95. In addition, under FRS 1 (Revised), cash represents cash at bank and in hand, less bank overdrafts; cash equivalents (i.e. liquid resources) are not included with cash. Movements of liquid resources are included under a separate heading. Bank overdrafts are classified within financing activities under US GAAP. Set out below is a summary consolidated statement of cash flows under US GAAP:

	For the year ended 31 December
	2005	2004
	£’000s	£’000s
Net cash provided by operating activities	8,480	3,154
Net cash used in investing	(11,132)	(1,038)
Net cash provided by financing activities	9,153	(2,063)

Net increase in cash	6,501	53
Cash at beginning of year	4,730	4,677
Cash at end of year	11,231	4,730

FTI Consulting, Inc.

Offer to Exchange

$215,000,000 principal amount of 7 3/4% Senior Notes due 2016 that have been registered under the Securities Act of 1933, as amended, for any and all of its outstanding $215,000,000 principal amount of 7 3/4% Senior Notes due 2016

Prospectus

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of these exchange notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for securities where those securities were acquired by this broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Until March 30, 2007, all dealers that effect transactions in the exchange notes, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

January 3, 2007